As filed with the Securities and Exchange Commission on November 21, 2006

Registration No. 333-137976

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

National CineMedia, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7319	20-5665602
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9110 E. Nichols Ave., Suite 200

Centennial, Colorado 80112-3405

(303) 792-3600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ralph E. Hardy, Esq.

Executive Vice President and General Counsel

National CineMedia, Inc.

9110 E. Nichols Ave., Suite 200

Centennial, Colorado 80112-3405

(303) 792-3600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Dean Salter, Esq.	Casey T. Fleck, Esq.
Mashenka Lundberg, Esq.	Nicholas P. Saggese, Esq.
Holme Roberts & Owen LLP	Skadden, Arps, Slate, Meagher & Flom LLP
1700 Lincoln Street, Suite 4100	300 South Grand Avenue
Denver, Colorado 80203	Los Angeles, California 90071
(303) 861-7000	(213) 687-5000

Approximate date of commencement of proposed sale to public:    As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$700,000,000	$74,900.00	(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2006

             Shares

Common Stock

This is the initial public offering of our common stock. We are selling              shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $             and $             per share. We have applied to list the common stock on the Nasdaq Global Select Market under the symbol “NCMI.”

We will be a holding company and our sole asset will be approximately             % of the common membership units in National CineMedia, LLC, NCM LLC. Our founding members—AMC Entertainment Inc., Cinemark, Inc. and Regal Entertainment Group—will own the remaining             % of the common membership units in NCM LLC, each of which will be redeemable for, at our option, shares of our common stock on a one-for-one basis or a cash payment equal to the market price of one share of our common stock. Our only business will be acting as the sole manager of NCM LLC and, as such, we will operate and control all of the business and affairs of NCM LLC. We will use the proceeds of this offering to purchase newly issued common membership units from NCM LLC. NCM LLC will pay $             of the proceeds it receives from us to our founding members for their agreeing to modify our payment obligations under our agreements with our founding members. Several of the underwriters have affiliates who own common stock of one or more of our founding members. See “Use of Proceeds” and “Underwriting.”

The underwriters have an option to purchase a maximum of              additional shares of common stock to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to National CineMedia, Inc. (Before Expenses)
Per Share
Total

Delivery of the shares of common stock will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	JPMorgan	Lehman Brothers	Morgan Stanley

The date of this prospectus is                        , 2006.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and our consolidated financial statements and accompanying notes.

In this prospectus, unless the context otherwise requires:

•	“NCM Inc.,” “we,” “us” or “our” refer to National CineMedia, Inc., a newly-formed Delaware corporation, and its consolidated subsidiary National CineMedia, LLC, and the businesses that NCM LLC will operate upon completion of this offering;

•	“NCM LLC” refers to National CineMedia, LLC, a Delaware limited liability company that is the current operating company for our business, which NCM Inc. will acquire an interest in, and become a member and the sole manager of, upon completion of this offering;

•	“AMC” refers to AMC Entertainment Inc. and its subsidiaries, National Cinema Network, Inc., or “NCN,” which contributed assets used in the operations of NCM LLC and formed NCM LLC in March 2005, and American Multi-Cinema, Inc., which will become party to an amended and restated exhibitor services agreement with NCM LLC upon completion of this offering;

•	“Cinemark” refers to Cinemark Holdings, Inc. and its subsidiaries, Cinemark Media, Inc., which joined NCM LLC in July 2005, and Cinemark USA, Inc., which will become party to an amended and restated exhibitor services agreement with NCM LLC upon completion of this offering; and

•	“Regal” refers to Regal Entertainment Group and its subsidiaries, Regal CineMedia Corporation, or “RCM,” which contributed assets used in the operations of NCM LLC, Regal CineMedia Holdings, LLC, which formed NCM LLC in March 2005, and Regal Cinemas, Inc., which will become party to an amended and restated exhibitor services agreement with NCM LLC upon completion of this offering.

National CineMedia, Inc.

Company Overview

We operate the largest digital in-theatre network in North America that allows us to distribute advertisements and other content for our advertising, meetings and events businesses utilizing our proprietary digital content network. Upon completion of this offering, we will have long-term exhibitor services agreements with our founding members—AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the U.S.—and multi-year agreements with several other theatre operators whom we refer to as network affiliates. The exhibitor services agreements grant us exclusive rights, subject to limited exceptions, to sell advertising and meeting services and distribute entertainment programming in those theatres. The network affiliate agreements grant us exclusive rights, subject to limited exceptions, to sell advertising on their theatre screens. We currently derive revenue principally from the following activities:

•	Advertising: We develop, produce, sell and distribute a branded, pre-feature entertainment and advertising program called “FirstLook,” along with an advertising program for our lobby entertainment network and various marketing and promotional products in theatre lobbies;

•	CineMeetings: We facilitate live and pre-recorded networked and single-site meetings and corporate events in the movie theatres throughout our network; and

•	Digital Programming Events: We distribute live and pre-recorded concerts, sporting events and other entertainment programming content to theatres across our digital network.

We believe that the reach, scope and digital delivery capability of our network provide an effective platform for national, regional and local advertisers to reach a young, affluent and engaged audience on a highly targeted and measurable basis. Our network is currently located in 45 states and the District of Columbia and covers all of the top 25, as well as 49 of the top 50, Designated Market Areas®, or DMAs®, and 149 DMAs® in total. DMA® is a registered trademark of Nielsen Media Research, Inc. During 2005, approximately 500 million patrons, representing 36% of the total U.S. theatre attendance, attended movies shown in theatres owned by our founding members. As of September 28, 2006, we had a total of 12,973 screens in our network, as set forth in the table below:

Our Network*

(as of September 28, 2006)

	Theatres	Screens
		Digital	Total
Founding Members	946	10,816	12,039
Network Affiliates	87	261	934

Total	1,033	11,077	12,973

*  Excludes Loews Cineplex Entertainment Inc. and Century Theatres, Inc.

On January 26, 2006, AMC acquired the Loews theatre circuit. As of September 28, 2006, Loews operated approximately 107 theatres with 1,275 screens. The Loews screens will become part of our network on an exclusive basis beginning on June 1, 2008, subject to the run-out of certain pre-existing contractual obligations for on-screen advertising existing on May 31, 2008. During 2005, approximately 66.5 million movie patrons attended Loews’ theatres in the United States.

On October 5, 2006, Cinemark acquired the Century theatre circuit. As of that date, Century operated 77 theatres with 1,017 screens. The Century screens were added to our network on an exclusive basis subject to limited exceptions. During Century’s fiscal year ended September 28, 2006, approximately 49.6 million movie patrons attended Century’s theatres in the United States.

Our on-screen digital pre-feature show consists of a national and regional FirstLook program, which is preceded by a local advertising presentation. The pre-feature show generally ranges in length from 20 to 30 minutes with entertainment content segments integrated with advertisements. The FirstLook program ends at or about the advertised movie show time when the film trailers begin. Our lobby entertainment network includes television and high-definition plasma screens strategically located throughout the lobbies of most of our digitally equipped theatres. As of September 28, 2006, we had 1,722 lobby screens in 670 theatres deployed across our network. In addition to the lobby entertainment network, we provide a wide variety of advertising and promotional products in our theatre lobbies such as posters, standees, product displays or sampling opportunities, and box office coupons or flyer handouts. These products can be sold individually or bundled with on-screen or lobby entertainment network advertisements. For the nine-month period ended September 28, 2006, advertising accounted for 93.3% of our total pro forma revenue.

Our entertainment content segments are provided under multi-year contractual arrangements with leading media companies that we refer to as content partners. Our content partners currently include NBC Universal, Sony Pictures Entertainment, Turner Broadcasting Systems Inc., Twentieth Century Fox and Universal City Studios. Under the terms of these contracts, our content partners make available to us original content segments and make long-term commitments to buy a portion of our available advertising inventory. These multi-year contracts represented 19.9% of our pro forma total revenue for the nine months ended September 28, 2006. The original content produced by these partners typically features two and one-half minutes of behind-the-scenes interviews with producers, directors and actors or “making-of” segments relating to feature films or upcoming broadcast television shows. We offer multiple versions of the show each month, generally tailored to a specific film rating category. This programming flexibility provides advertisers with the ability to target specific audience demographics and gives us the ability to ensure that the content and advertising is age-appropriate for the movie audience.

Our CineMeetings business facilitates live and pre-recorded networked and single-site meetings and corporate events in movie theatres. We offer a business communications product for our corporate customers that enhances the educational and entertainment value of a presentation and facilitates large meetings in multiple locations across the U.S. Event content can be broadcast over our digital network live or prior to the event for multi-site or single-site meetings. Examples of recent events include corporate meetings, training seminars, product launches, religious services and sales and marketing events. Also, by bundling meetings or events with the screening of a feature film, sometimes before the film opens to the general public, our “Meeting and a Movie” product represents a significant point of differentiation between us and other meeting venues such as hotels. Also, we are able to offer our customers a single point of contact and standardized pricing across our network, which increases the efficiency of booking multi-location events for our clients. For the nine months ended September 28, 2006, CineMeetings accounted for 5.1% of our total pro forma revenue.

Our digital programming events business focuses on the licensing and distribution of live and pre-recorded entertainment programming content and the sale of associated sponsorships. Our digital content network also provides a high-definition distribution network for programming and promotional opportunities for national brands. Our digital programming events include live and pre-recorded concerts and music events, DVD product releases, marketing events, theatrical premieres, Broadway plays, live sporting events and other special events. Recent events have included concerts by musical performers such as Bruce Springsteen, the Rolling Stones, Phish and Prince, and broadcasts of sporting events such as the Tour de France and marketing events for the DVD releases of Wedding Crashers and The Boondock Saints. For the nine-month period ended September 28, 2006, digital programming events accounted for 1.6% of our total pro forma revenue.

During the three and nine months ended September 28, 2006, we generated pro forma revenue, operating income and adjusted EBITDA of $73.9 million, $39.2 million and $41.8 million; and $188.1 million, $85.5 million and $93.4 million, respectively. See the notes to “Selected Historical Financial and Operating Data” for a discussion of the calculation of adjusted EBITDA. For additional financial information about our business, including factors which affect comparability of our financial results across periods, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and NCM LLC’s historical financial statements and related notes included elsewhere in this prospectus. Our historical operating and pro forma results for these periods do not include payments that will be made by AMC to us pursuant to the Loews screen integration agreement as such payments will be recorded directly to our equity account for accounting purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company Following the Completion of this Offering—Loews Payments.”

Our business is dependant on our success in implementing and producing revenues from the business activities governed by our exhibitor services agreements and our agreements with our network affiliates, and the operating success of the founding members and our network affiliates. If one of the exhibitor services agreements were terminated, we would not be able to provide our services in theatres covered by that agreement and our revenue would likely decline. In addition, the exhibitor services agreements and other agreements were negotiated with the founding members and may contain terms that are different than comparable agreements negotiated with unaffiliated third parties.

Industry Overview

According to Kagan Research, advertising spending in the United States has grown at a compound annual growth rate, or CAGR, of 4.8% since 1996, to $240 billion in 2005. From 2001 to 2005, Internet and cinema advertising grew at a CAGR of 13.2% and 26.0%, respectively, while more traditional media platforms such as broadcast television, radio, magazines and newspapers grew slower than the overall advertising market. We believe a number of factors have caused non-traditional media platforms, including cinema advertising, to grow faster than the overall advertising market. Specifically, the increase in the number of media platforms available to advertisers, the enhanced ability to target narrow consumer demographics and the availability of more sophisticated return on investment measurement tools have enabled marketers to better measure and reach specific audience segments, especially those in attractive demographic groups such as 18-34 year olds.

Historically, cinema advertising in the U.S. has been a low-quality medium consisting of slide advertisements delivered by 35 mm projectors and repurposed national television advertisements played on 35 mm film. The 35 mm medium was expensive, required long distribution lead times to make film prints, and provided advertisers very little flexibility to target specific audiences or geographic regions, or to change advertising messages once a campaign was launched. Due to the lack of scale amongst cinema advertising businesses, advertisers were unable to purchase national coverage from any one operator, with consistent delivery and pricing metrics. Further, cinema advertising was not measured by a nationally recognized media measurement service, and therefore was not considered by many national advertisers.

Over the past few years, cinema advertising in the U.S. has undergone significant changes as companies providing nationwide coverage have emerged. Some companies have deployed digital networks and fostered the development of higher quality pre-feature shows that commingle advertising and entertainment programming. The growth of cinema advertising has been further supported by the establishment of third-party market research on the medium from firms such as Nielsen Media Research and Arbitron. Today, cinema advertising accounts for a small but growing portion of the U.S. advertising market. According to Kagan Research, cinema advertising revenue grew to $514 million in 2005, representing a CAGR during 1996-2005 and 2001-2005 of 15.7% and 26.0%, respectively. With recall rates that are two to five times those of television advertising, according to IAG Research, and the targeted nature of this medium, advertisers can achieve their desired marketing results by more effectively reaching their chosen consumer segments while still achieving broad national reach. For these reasons, we believe that cinema advertising results in a better value proposition than traditional mass media platforms.

Cinema advertising providers have been able to generate above average cost per thousand, or CPM, rates as compared to more traditional media platforms. However, we believe that, in the U.S., cinema advertising CPMs do not yet fully reflect the enhanced value proposition that cinema advertising provides advertisers. According to a World Advertising Research Center study, in 2003 cinema advertising sold at a premium CPM to peak television advertising in world markets other than the U.S., commanding a 7.0x premium in Western Europe, a 7.7x premium in Australasia, and a 13.8x premium in Asia. In North America the comparable premium was 1.3x. Therefore, we believe that there is an opportunity for continued CPM growth for cinema advertising in the U.S. as inventory utilization increases.

Our Competitive Strengths

We believe that our key competitive strengths include:

Superior, Targeted National Advertising Network. Our national advertising network delivers a young and affluent audience that we believe allows for effective targeting by advertisers. We believe our ability to deliver marketing messages in theatre auditoriums to engaged audiences using our digital content network provides measurable results, yielding a superior return on investment for advertisers as compared to many traditional media platforms. Our contractual agreements with our founding members provide exclusive access, subject to limited exceptions, to the largest network of digitally equipped theatres in the United States and allow us to sell advertising nationwide as well as on a regional or local basis. We also have contractual agreements with our network affiliates that give us the exclusive right, subject to limited exceptions, to sell advertising on their theatre screens. Our digital network technology gives us flexibility in distributing content to our entire audience, specific theatres, geographic regions, or demographic groups based on film or film rating category.

Innovative, Branded Digital Pre-Feature Content. We believe that our digital entertainment and advertising pre-feature program, FirstLook, provides a high-quality entertainment experience for patrons and an effective marketing platform for advertisers. We also offer pre- and post-production services to our clients for a fee to enhance the quality of the content we display.

Integrated Marketing Products. We offer advertisers the opportunity to integrate and reinforce their on-screen advertisements with various in-lobby marketing and on-site product sampling opportunities. By integrating on-screen advertising with our in-lobby marketing programs, we believe our advertisers can extend the exposure for their brands and products and create an interactive “relationship” with the consumer that is not available with broadcast television or traditional display advertising.

Scalable, State-of-the-Art Content Distribution Technology. Our technology provides the ability to electronically change advertisements from our network operations center as needed by advertising clients, which shortens lead times, provides increased flexibility to change messages or target specific audiences, and significantly reduces distribution costs. Our use of satellite network technology, combined with the design and functionality of our digital content system software and network operations center infrastructure make our network efficient and scalable. We believe our network capabilities could be easily adapted to other out-of-home environments.

Attractive Financial Characteristics. A significant portion of our advertising inventory is covered by multi-year contracts with our content partners and arrangements to satisfy our founding members’ on-screen marketing obligations to their beverage concessionaires. These contracts accounted for 40.6% of our total pro forma revenue in the nine months ended September 28, 2006. Due to the agreements with our founding members and the scalable nature of our business model, we do not expect to make major capital investments to grow our operations as our network of theatres expands. The combination of our strong operating margins and our limited capital expenditures has allowed us to generate significant free cash flow before distributions to our founding members. We believe our expected level of free cash flow generation will provide us with the strategic and financial flexibility to pursue growth opportunities, support our debt payments and make dividend payments to our stockholders.

Experienced Management Team. Our management team has significant experience in advertising sales and marketing, theatre operations, digital network design and operations, and finance. The majority of our senior management team was assembled during the formation of RCM, our predecessor company, in early 2002 and thus has worked together for several years.

Our Strategy

Our primary strategic initiatives are to:

•	enhance inventory utilization by increasing existing client expenditures and creating new client relationships;

•	increase our national CPM by providing a superior return on investment to our clients and carefully managing available inventory;

•	expand our geographic coverage and reach through the growth in the number of our founding members’ digital theatres and the establishment of network affiliate relationships with additional theatre operators;

•	provide integrated marketing solutions that create more effective marketing campaigns for our clients;

•	increase market awareness of our CineMeetings business to expand our client base and increase our revenue;

•	expand our live and pre-recorded digital programming revenue by securing additional high-quality entertainment content;

•	upgrade our advertising sales and inventory management systems to allow us to more effectively manage our advertising inventory; and

•	develop new marketing and distribution platforms that leverage our sales and marketing and technology infrastructures.

Corporate Structure and Reorganization

In connection with the completion of this offering, we will amend and restate NCM LLC’s existing agreements with the founding members, including the exhibitor services agreements and the NCM LLC operating agreement, as described under “Certain Relationships and Related Party Transactions—Transactions with Founding Members.” We will also enter into the Loews screen integration agreement with AMC. We will acquire common membership units of NCM LLC using the proceeds of the offering. NCM LLC will redeem all of its outstanding preferred membership units issued pursuant to a non-cash recapitalization using the proceeds of a term loan entered into in connection with the completion of this offering. Options to acquire common membership units in NCM LLC held by employees of NCM LLC will be converted to options to acquire our common stock, and any additional options required to ensure that the new options have a value equal to the existing LLC options. We refer to these and other transactions described in more detail under “Corporate History and Reorganization” collectively as the reorganization.

We will sell our common stock to the public in this offering. After completion of this offering, we will be a holding company that manages NCM LLC but has no business operations or material assets other than a minority economic interest of approximately         % of the common membership units in NCM LLC and thus will rely on payments from NCM LLC pursuant to a management services agreement and distributions from NCM LLC pursuant to the LLC operating agreement. Our founding members will hold the remaining         % of NCM LLC’s common membership units.1 Our only source of cash flow from operations will be distributions from NCM LLC and management fees pursuant to a management services agreement between us and NCM LLC.

As a result of the reorganization our founding members will:

•	receive an aggregate of $ for agreeing to modify our payment obligations under the exhibitor services agreements;

•	receive an aggregate of $ as the redemption price for their preferred membership units in NCM LLC;

•	be entitled to mandatory quarterly cash distributions from NCM LLC;

•	be entitled to receive monthly theatre access fees from NCM LLC, comprised of a payment per theatre attendee and a payment per digital screen;

•	receive a long term commitment from NCM LLC for access to advertising inventory to satisfy their beverage concessionaire agreements, pursuant to the terms of the exhibitor services agreements;

[1]	A 10% increase in the number of shares of common stock sold would result in a decrease of % in the percentage of NCM LLC membership units held by the founding members.

•	have the right to designate a total of six nominees (three of whom must qualify as independent under Nasdaq rules) to our ten-member board of directors to be voted on by our stockholders, with special approval rights over specified NCM LLC matters if these nominees are not elected to our board;

•	be able to influence certain corporate decisions of NCM Inc. outside of the day-to-day operations and administration of NCM Inc. due to 90% board approval requirements for specified actions;

•	be permitted to promote specified theatre operations and cross-marketing relationships in their theatres pursuant to the terms of the exhibitor services agreements;

•	be entitled to receive periodic cash payments representing % of the amount of cash savings, if any, in U.S. federal, state and local income or franchise taxes that we realize as a result of the offering and related transactions;

•	have the ability to choose to have their NCM LLC common membership units redeemed at any time, although we will decide whether the redemption price will be paid in cash or shares of our common stock; and

•	have registration rights with respect to any shares of our common stock that they receive upon redemption of their NCM LLC common membership units.

Financing Transaction

In connection with the completion of this offering, NCM LLC will enter into a new $             million senior secured credit facility with a group of lenders that will include affiliates of several of the underwriters. This facility will consist of a             -year, $             million revolving credit facility and an             -year, $725 million term loan facility. The amount of the senior secured credit facility is subject to change prior to its closing. The term loan will be due on the              anniversary of funding and will be used to redeem all the preferred membership units of NCM LLC for an aggregate price of $             , to repay $             outstanding under NCM LLC’s existing revolving credit facility and to pay $             of fees and expenses related to this offering. The revolving credit facility will be available, subject to certain conditions, for general corporate purposes of NCM LLC in the ordinary course of business and for other transactions permitted under the credit agreement. A portion of the revolving credit facility will be available for letters of credit. The obligations under the senior secured credit facility will be secured by a lien on substantially all the assets of NCM LLC.

Digital Cinema

On June 28, 2006, we announced the hiring of Travis Reid, former president and chief executive officer of Loews, as a consultant to lead our effort to create a financing model and establish agreements with major motion picture studios for the implementation of digital cinema (distribution of feature films in a digital format rather than a 35 mm format). We also engaged J.P. Morgan Securities Inc. to assist with structuring the financing. Mr. Reid has been working with our management and the founding members, as well as various financing sources and the major motion picture studios, on the development of a digital cinema business plan. After the reorganization, we expect to continue to provide services related to the design, testing and procurement of digital cinema equipment pursuant to a digital cinema services agreement to be entered into with an entity to be formed and owned by our founding members. Pursuant to the digital cinema services agreement, we will be paid a periodic fee and reimbursed for our expenses. Prior to the completion of the offering, our consulting agreement with Mr. Reid and engagement letter with J.P. Morgan Securities will be assigned to the newly formed entity, which will manage the implementation of the business plan, including the establishment of an unrelated entity to purchase digital cinema equipment and enter into the associated financings. Neither NCM Inc. nor any of our subsidiaries will have an ownership interest in the unrelated entity. The financing arrangements are intended to be non-recourse to us. These future developments are subject to the plans of our founding members. Our provision of services to this venture could provide us with several benefits, including additional revenue from the digital cinema services agreement. If our founding members choose to deploy the plans that we develop, we will be better positioned to integrate the operational and technological needs of our advertising and digital programming events businesses into the digital cinema systems that may be deployed into theatres.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after this offering	shares

Over-allotment option

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

Common membership units in NCM LLC to be outstanding immediately after this offering	common membership units

Common stock voting rights	Each share of our common stock will entitle its holder to one vote per share.

Redemption rights

Each common membership unit in NCM LLC not owned by us may be redeemed in exchange for, at our option, shares of our common stock on a one-for-one basis or a cash payment equal to the market price of one share of our common stock . If, immediately following this offering, our founding members had all of their membership units in NCM LLC redeemed in exchange for shares of our common stock, they would own an aggregate of approximately         % of all outstanding shares of our common stock (or         % if the underwriters exercised their over-allotment option in full).[1]

Dividend policy

Pursuant to the NCM LLC operating agreement, NCM LLC will be required to distribute to common members, on a quarterly basis, all cash that is not reserved to meet business needs or restricted under the terms of any outstanding indebtedness. We intend to distribute as dividends to our common stockholders a substantial portion of the distributions we receive from NCM LLC. See “Dividend Policy.”

Use of proceeds

We estimate that we will receive net proceeds of approximately $             million assuming an estimated public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will

[1]	A 10% increase in the number of shares of common stock sold would result in a decrease of % in the percentage of NCM LLC membership units held by the founding members.

use the proceeds to purchase newly issued common membership units in NCM LLC at a price per unit equal to the public offering price per share, less underwriting discounts and commissions. We will purchase a number of common membership units equal to the number of shares of common stock sold in this offering. NCM LLC will pay $             of the proceeds it receives from us to our founding members for their agreeing to modify our payment obligations under our exhibitor services agreements. Several of the underwriters have affiliates who own common stock of one or more of our founding members. See “Use of Proceeds,” “Underwriting” and “Risk Factors—Risks Related to the Offering.”

Risk factors	The “Risk Factors” section included in this prospectus contains a discussion of factors that you should carefully read and consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Select Market trading symbol	NCMI

Unless otherwise stated herein, the information in this prospectus assumes that:

•	the reorganization was completed in connection with the completion of this offering;

•	the underwriters have not exercised their option to purchase up to additional shares of common stock to cover over-allotments of shares. If the underwriters exercise their option in full, immediately following this offering, shares of common stock will be outstanding;

•	the initial offering price is $ per share, the midpoint of the range set forth on the cover page of this prospectus; and

•	our amended and restated certificate of incorporation and amended and restated bylaws were adopted in connection with the completion of this offering, pursuant to which our board of directors will be divided into three classes, and other provisions described under “Description of Capital Stock” will become operative.

No shares of common stock are outstanding before completion of this offering. The number of shares of common stock to be outstanding after completion of this offering is based on              shares of our common stock to be sold in this offering and, except where we state otherwise, the common stock information we present in this prospectus excludes, as of September 28, 2006:

•	shares of common stock issuable upon redemption of NCM LLC common membership units;

•	shares of common stock issuable upon the exercise of outstanding employee options (after conversion of NCM LLC options into options to acquire our common stock) at a weighted average exercise price of $ per share; and

•	shares of common stock we will reserve for future issuance under our equity incentive plan.

Corporate Information

We are a Delaware corporation organized on October 5, 2006, and our principal executive offices are located at 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405. The telephone number of our principal executive offices is (303) 792-3600. We maintain a website at www.ncm.com, on which we will post our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Summary Historical And Pro Forma Financial And Operating Data

NCM LLC was formed on March 29, 2005, by AMC and Regal as a joint venture that combined the cinema advertising and meetings and events operations of Regal’s subsidiary, RCM, and the cinema advertising operations of AMC’s subsidiary, NCN. On July 15, 2005, Cinemark, through a wholly-owned subsidiary, joined NCM LLC as a founding member. Because Cinemark had a pre-existing contract with another cinema advertising provider, NCM LLC began selling advertising for Cinemark’s screens on an exclusive basis beginning on January 1, 2006, subject to the run-out of certain pre-existing contractual obligations for on-screen advertising through April 1, 2006. As a result, revenue from the sale of advertising for Cinemark’s screens are only reflected in NCM LLC’s unaudited historical statements of operations subsequent to those dates.

The summary historical financial and operating data for the three and nine months ended September 28, 2006, and the summary balance sheet data as of September 28, 2006, were derived from the financial statements of NCM LLC included elsewhere in this prospectus, except for the capital expenditures data of NCM LLC for the three months ended September 28, 2006, which is derived from unaudited financial statements of NCM LLC that are not included in this prospectus. The summary historical financial and operating data for the nine months ended December 29, 2005 were derived from the audited financial statements of NCM LLC included elsewhere in this prospectus.

The summary (i) unaudited pro forma consolidated statements of operations for the year ended December 29, 2005, and the three and nine months ended September 28, 2006, and (ii) unaudited pro forma consolidated balance sheet at September 28, 2006, present the results of operations and financial position of NCM Inc. assuming the transactions discussed below had been completed and the contractual arrangements discussed below had been entered into as of December 31, 2004, with respect to the pro forma statements of operations and as of September 28, 2006, with respect to the pro forma balance sheet. The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact on the historical financial information of NCM Inc. of the historical and the transaction adjustments as described in “Unaudited Pro Forma Financial Information.”

You should read this unaudited pro forma condensed consolidated financial information together with the other information contained in this prospectus, including “Corporate History and Reorganization,” “Financing Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information,” our audited historical financial statements and the notes thereto included elsewhere in this prospectus, and our unaudited historical interim consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of NCM Inc. and NCM LLC that would have occurred had they operated as separate, independent companies during the periods presented. The historical results of operations of NCM LLC, RCM and NCN have been significantly impacted by related party transactions, as discussed more fully in the historical financial statements included elsewhere in this prospectus, and the future operating results of NCM Inc. will also be impacted by related party transactions. Historical and pro forma results of operations and financial condition are not necessarily indicative of what would have occurred had all transactions occurred with unrelated parties. Also, the pro forma consolidated financial information should not be relied upon as being indicative of NCM Inc. or NCM LLC’s results of operations or financial condition had the historical adjustments and the transaction adjustments been completed on December 31, 2004, with respect to the pro forma statements of operations and as of September 28, 2006, with respect to the pro forma balance sheet. The pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

	Nine Months Ended December 29, 2005 Historical	Year Ended December 29, 2005 Pro Forma	Nine Months Ended September 28, 2006		Three Months Ended September 28, 2006
			Historical	Pro Forma	Historical	Pro Forma
	($ in millions, except net income per share and total advertising contract value revenue per founding member attendee)
Result of Operations Data
Advertising Revenue	$56.0	$207.4	$128.2	$175.4	$54.9	$68.9
Administrative Fees—Members	30.8	—	4.3	—	0.8	—
Total Revenue	98.8	221.6	145.2	188.1	60.7	73.9
Operating Income (Loss)	(6.9)	95.7	(10.9)	85.5	(0.4)	39.2
Net Income (Loss)	(6.9)		(11.2)	7.7	(0.6)	4.8
Net Income (Loss) Per Share

Other Financial Data
EBITDA(1)	$(3.9)	$100.0	$(7.5)	$88.9	$0.7	$40.3
Adjusted EBITDA(1)	4.6	108.8	(3.0)	93.4	2.2	41.8
Adjusted EBITDA Margin(1)	4.7%	49.1%	NM	49.6%	3.6%	56.6%
Capital Expenditures	$5.9	$7.3	$4.3	$4.3	$1.9	$1.9

Operating Data
Founding Member Screens at Period End(2)	9,696	9,696	12,039	12,039	12,039	12,039
Total Screens at Period End(3)	10,766	10,766	12,973	12,973	12,973	12,973
Digital Screens at Period End(4)	8,713	8,713	11,077	11,077	11,077	11,077
Founding Member Attendance for Period(5) (in millions)	299.3	395.2	384.4	384.4	131.8	131.8
Total Advertising Contract Value(6)	$144.0	$203.7	$141.6	$171.5	$57.4	$67.6
Total Advertising Contract Value per Founding Member Attendee(6)	$0.48	$0.52	$0.37	$0.45	$0.44	$0.51

	September 28, 2006
	NCM LLC Historical	NCM Inc. Pro Forma As Adjusted
Balance Sheet Data
Receivables, net	$51.9	$51.9
Property and equipment	11.6	11.6
Total Assets	72.2
Indebtedness	10.0	725.0	(7)
Members’/Stockholder’s Equity	2.1

Notes to the Summary Historical and Pro Forma Financial and Operating Data

1. EBITDA, adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures used by management to measure operating performance. EBITDA represents net income (loss) before net interest expense, income tax benefit (provision), and depreciation and amortization expense. Adjusted EBITDA excludes from EBITDA severance plan costs, non-cash unit based costs and deferred stock compensation. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenue. EBITDA and adjusted EBITDA do not reflect the Loews payments discussed in the following paragraph, which after this offering will be included in the calculation of adjusted EBITDA to determine our compliance with financial covenants under our new senior secured credit facility. See “Financing Transaction.”

On January 26, 2006, AMC completed the acquisition of Loews. Loews has a pre-existing contract with another cinema advertising provider through May 31, 2008. Therefore, the Loews screens will become part of our national theatre network on an exclusive basis beginning on May 31, 2008, subject to the run-out of certain pre-existing contractual obligations for on-screen advertising existing on June 1, 2008. In accordance with a Loews screen integration agreement to be entered into between us and AMC, AMC will pay us an amount that approximates the EBITDA we would have generated if we were able to sell advertising in the Loews theatre chain on an exclusive basis commencing on the date of this offering. Prior to the completion of this offering, NCM LLC will re-allocate the common membership units in NCM LLC, among the founding members, to reflect the payments to be made by AMC pursuant to the terms of the Loews screen integration agreement. The number of common membership units to be allocated to AMC is calculated by multiplying the total number of NCM LLC common membership units outstanding by a ratio of theatre screens and patrons at Loews theatres compared to the total number of theatre screens and patrons at all founding members’ theatres. These Loews payments will be made on a quarterly basis beginning at the completion of this offering until May 31, 2008, and, for accounting purposes will be recorded in members’ equity and will not be reflected in NCM LLC’s statements of operations. For the three months ended September 28, 2006, the Loews payments would have been $             million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company Following the Completion of this Offering—Loews Payments” for additional discussion regarding the Loews payments.

We have included EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus to provide investors with supplemental measures of our operating performance and information about the calculation of some of the financial covenants that will be contained in our new senior secured credit facility. We believe EBITDA, adjusted EBITDA and adjusted EBITDA margin are important supplemental measures of operating performance because they eliminate items that have less bearing on our operating performance and so highlight trends in our core business that may not otherwise be apparent when relying solely on generally accepted accounting principles, or GAAP, financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA, adjusted EBITDA and adjusted EBITDA margin in the evaluation of issuers, many of which present EBITDA, adjusted EBITDA and adjusted EBITDA margin when reporting their results. Also, because of the significant changes in our operating results that will result from our acquisition of an interest in NCM LLC, the changes in the exhibitor services agreements and the financing transaction, we disclose pro forma EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus.

Adjusted EBITDA including the Loews payments is a material component of the covenants that will be imposed on us by the new senior secured credit facility. Under the new senior secured credit facility, we will be subject to financial covenant ratios that will be calculated by reference to adjusted EBITDA including the Loews payments. Non-compliance with the financial covenants contained in the senior secured credit facility could result in a default, an acceleration in the repayment of amounts outstanding and a termination of the lending commitments under the senior secured credit facility. For a description of required financial covenant levels and actual ratio calculations based on adjusted EBITDA including the Loews payments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company Following the Completion of this Offering—Loews Payments.”

EBITDA, adjusted EBITDA and adjusted EBITDA margin are not presentations made in accordance with GAAP. As discussed above, we believe that the presentation of EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus is appropriate. However, when evaluating our results, you should not consider EBITDA, adjusted EBITDA and adjusted EBITDA margin in isolation of, or as a substitute for, measures of our financial performance as determined in accordance with GAAP, such as net income (loss). EBITDA, adjusted EBITDA and adjusted EBITDA margin have material limitations as performance measures because they exclude items that are necessary elements of our costs and operations. Because other companies may calculate EBITDA, adjusted EBITDA and adjusted EBITDA margin differently than we do, EBITDA, adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly-titled measures reported by other companies.

The following table reconciles net income (loss) to EBITDA, adjusted EBITDA and adjusted EBITDA margin on a historical and pro forma basis for the periods presented:

	Nine Months Ended December 29, 2005 Historical	Year Ended December 29, 2005 Pro Forma	Nine Months Ended September 28, 2006		Three Months Ended September 28, 2006
			Historical	Pro Forma	Historical	Pro Forma
	($ in millions)
Net Income (Loss)	$(6.9)		$(11.2)		$(0.6)
Minority Interest	—		—		—
Interest Expense, Net	—		0.3		0.2
Depreciation	3.0		3.4		1.1

EBITDA	$(3.9)	$100.0	$(7.5)	$88.9	$0.7	$40.3

Severance Plan Costs	8.5	8.5	3.4	3.4	0.7	0.7
Share-based Payment Costs	—	—	1.1	1.1	0.8	0.8
Deferred Stock Compensation	—	0.3	—	—	—	—

Adjusted EBITDA	$4.6	$108.8	$(3.0)	$93.4	$2.2	$41.8

Adjusted EBITDA Margin*	4.7%	49.1%	NM	49.6%	3.6%	56.6%

*    Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenue.

2. Represents the total number of screens within our advertising network operated by our founding members. Excludes Cinemark operated screens for the period ended December 29, 2005. Excludes Loews and Century screens for all periods presented.

3. Represents the sum of founding member screens and network affiliate screens.

4. Represents the total number of screens which are connected to our digital content network.

5. Represents the total attendance within our advertising network in theatres operated by our founding members. Excludes Cinemark attendance for the period ended December 29, 2005. Excludes Loews and Century screens for all periods presented. The Loews and Century total attendance for the three and nine months ended September 28, 2006 were approximately 16.2 million and 12.5 million, and 48.5 million and 36.9 million, respectively.

6. Includes advertising revenue plus legacy contract value for all historical periods. Excludes $3.7 million of revenue related to the beverage concessionaire agreements for Cinemark in the pro forma period ended December 29, 2005, and $1.3 million and $3.8 million of revenue related to the beverage concessionaire agreements for Loews in the pro forma three and nine months ended September 28, 2006, as attendees for Cinemark and Loews were not included during these periods.

7. The amount of the senior secured credit facility is subject to change prior to its closing.

RISK FACTORS

Before you decide to purchase shares of our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our pro forma and historical financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly.

Risks Related to Our Business and Industry

Changes in the exhibitor services agreements with, or lack of support by, our founding members could damage our revenue, growth and profitability

The exhibitor services agreements with our founding members will be critical to our business. The three exhibitor services agreements, which will be in effect following the completion of this offering, each have a term of 30 years and provide us with a five-year right of first refusal, which begins one year prior to the end of the term of the exhibitor services agreement. The term of the exhibitor services agreements as they relate to CineMeetings will be five years with provisions for automatic renewal if certain financial performance conditions are met. Our founding members’ theatres represent approximately 93% of the screens in our network as of September 28, 2006. If any one of the exhibitor services agreements were terminated, not renewed at its expiration or found to be unenforceable, it would have a material adverse effect on our revenue, profitability and financial condition.

The exhibitor services agreements require the cooperation, investment and support of the founding members, the absence of which could adversely affect us. Pursuant to the exhibitor services agreements, our founding members must make investments to replace digital network equipment within their theatres and equip newly constructed theatres with digital network equipment. If the founding members do not have adequate financial resources or operational strength, and if they do not replace equipment or equip new theatres to maintain the level of operating functionality that we have today, or if such equipment becomes obsolete, we may have to make additional capital expenditures or our advertising, CineMeetings and digital programming events revenue and operating margins may decline. If the founding members reject advertising or choose not to participate in certain CineMeetings or digital programming events under the terms of the exhibitor services agreements because they believe it would adversely affect their film attendance levels or the reputation of their company, our revenue from these businesses would be reduced.

The exhibitor services agreements allow the founding members to engage in activities that might compete with certain elements of our business, which could reduce our revenue and growth potential

The exhibitor services agreements contain certain limited exceptions to our exclusive right to use the founding members’ theatres for our advertising business. The founding members will have the right to enter into strategic cross-marketing relationships with third-party, unaffiliated businesses for the purpose of generating increased attendance or revenue (other than revenue from the sale of advertising) and, subject to certain limits, can use one minute on the lobby entertainment network and certain types of lobby promotions, at no cost, for the purpose of promoting the products or services of those businesses while at the same time promoting the theatre circuit or the movie-going experience. Subject to certain limits, they can also purchase an additional minute of advertising on the lobby entertainment network for these cross-marketing promotions. The use of lobby entertainment network or lobby promotions by our founding members for these advertisements and programs could result in the founding members creating relationships with advertisers that could adversely affect our current lobby entertainment network and lobby promotions advertising revenue and profitability as well as the potential we have to grow that advertising revenue in the future. The lobby entertainment network and lobby promotions represented 2.2% and 7.2% and 2.8% and 6.1%, respectively, of our total pro forma advertising revenue for the three and nine months ended September 28, 2006. The founding members will not have the right to use their movie screens (including the FirstLook program or otherwise) for promoting these cross-marketing relationships, and thus we will have the exclusive rights to advertise on the movie screens, except for limited advertising related to theatre operations, and to package such on-screen advertising with the lobby entertainment network advertising and lobby promotions.

The founding members also will have the right to install a second network of video monitors in the theatre lobbies in excess of those required to be installed by the founding members for the lobby entertainment network. This additional lobby video network, which we refer to as the founders’ lobby network, is to be used by the founding members to promote products or services related to operating the theatres, such as concessions and loyalty programs. The presence of the founders’ lobby network within the lobby areas could reduce the effectiveness of our lobby entertainment network, thereby reducing our current lobby entertainment network advertising revenue and profitability and adversely affecting future revenue potential associated with that marketing platform.

If the non-competition provisions of the exhibitor services agreements are deemed unenforceable, our founding members could compete against us and our business could be adversely affected

With certain limited exceptions, each of the exhibitor services agreements prohibits the applicable founding member from engaging in any of the business activities that we provide in the founding member’s theatres under the exhibitor services agreement, and from owning interests in other entities that compete with us. These provisions are intended to prevent the founding members from harming our business by providing cinema advertising services directly to their theatres or by entering into agreements with third-party cinema advertising providers. However, under state and federal law, a court may determine that a non-competition covenant is unenforceable, in whole or in part, for reasons including, but not limited to, the court’s determination that the covenant:

•	is not necessary to protect a legitimate business interest of the party seeking enforcement;

•	unreasonably restrains the party against whom enforcement is sought; or

•	is contrary to the public interest.

Enforceability of a non-competition covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible for us to predict whether, or to what extent, a court would enforce the non-competition provisions contained in the exhibitor services agreement. If a court were to determine that the non-competition provisions are unenforceable, the founding members could compete directly against us or enter into an agreement with another cinema advertising provider that competes against us. Any inability to enforce the non-competition provisions, in whole or in part, could cause our revenue to decline.

If one of our founding members declares bankruptcy, our exhibitor services agreement with that founding member may be rejected, renegotiated or deemed unenforceable or our network could be adversely affected by the disposition of theatres

Each of our founding members currently has a significant amount of indebtedness which is below investment grade. Since 1999, several major motion picture exhibition companies have filed for bankruptcy. For example, each of United Artists, Edwards Theatres, Regal Cinemas, General Cinemas and Loews Cineplex filed for bankruptcy during 2000 or 2001. The industry-wide construction of larger, more expensive megaplexes featuring stadium seating in the late 1990s that rendered existing, smaller, sloped-floor theatres under long-term leases obsolete and unprofitable, were significant contributing factors to these bankruptcies. If a bankruptcy case were commenced by or against a founding member, it is possible that all or part of our exhibitor services agreement with that founding member could be rejected by a trustee in the bankruptcy case pursuant to Section 365 or Section 1123 of the United States Bankruptcy Code, or by the founding member, and thus not be enforceable. Alternatively, the founding member could seek to renegotiate the exhibitor services agreement in a manner less favorable to us than the existing agreement. In addition, the founding member could seek to sell or otherwise dispose of theatres, which might result in the removal of those theatres from our network. Because we sell advertising based on the number of theatre patrons that will view the advertisement, a reduction in the number of theatres in our network could reduce our advertising revenue.

The markets for advertising, meeting management and digital programming content are competitive and we may be unable to compete successfully

The market for advertising is intensely competitive. Cinema advertising is a small component of the overall U.S. advertising market and thus we must compete with established, larger and better known national and local media platforms and newly emerging media platforms such as the Internet. We compete for advertising directly with all media platforms, including radio and television broadcasting, cable and satellite television services, various local print media, billboards and Internet portals and search engines.

We also compete directly with other cinema advertising companies. We expect these competitors to devote significant financial and operating resources to maintaining their respective positions in the cinema advertising segment. We also expect existing competitors and new entrants to the cinema advertising business to constantly revise and improve their business models in light of challenges from us or competing media platforms. If we cannot respond effectively to advances by our competitors, our business may be adversely affected.

Our CineMeetings business facilitates live and pre-recorded events in theatre auditoriums. These events are typically scheduled from Monday through Thursday during off-peak hours while theatre attendance for movies is traditionally low. This business competes for customers with a number of venues including hotels, conference facilities, restaurants, arenas and other convention properties, as well as virtual meetings hosted on-line or over private teleconferencing networks. Accordingly, our ability to increase sales in our CineMeetings business is contingent on our ability to attract new customers and compete effectively against other well-established venues.

Our digital programming events business focuses on the licensing and distribution of entertainment programming products and the sale of sponsorships associated with that programming. It includes live and pre-recorded concerts and music events, concert and DVD product releases, theatrical premieres, Broadway plays, as well as live sports and other special events. This business competes for music, sports and other entertainment programming, as well as the associated sponsorships, with other national networks, some of which offer greater geographic reach and larger audiences. Accordingly, our ability to source a consistent flow of programming is contingent on our ability to develop and sustain relationships with content owners. Sponsorships for our digital programming events may be limited by our ability to license a consistent and significant source of content that sponsors want to be associated with.

Because we rely heavily on our founding members’ ability to attract customers, any reduction in attendance at founding member theatres could decrease our revenue

Our business is affected by the success of our founding members, who operate in a highly competitive industry. From the late 1990s through 2002, the number of movie screens and the level of theatre attendance in the United States increased substantially, as movie theatres began to offer new amenities such as stadium seating, improved projection quality and superior sound systems. While box office attendance has increased in 2006 through September 30 as compared to the same period in 2005, it declined in each of 2003, 2004 and 2005. If theatre attendance declines in the future, one or more of our founding members may face financial difficulties and could be forced to sell or close theatres or reduce the number of screens it builds or upgrades. Attendance may also decline if the founding members fail to maintain their theatres and provide amenities that consumers prefer, or if they cannot compete successfully on pricing. Our founding members also may not successfully compete for licenses to exhibit quality films and are not assured a consistent supply of motion pictures since they do not have long-term arrangements with major film distributors. Any of these circumstances could reduce our revenue because our revenue depends on the number of theatre patrons who view our advertising and pre-feature show.

Significant declines in theatre attendance could reduce the attractiveness of cinema advertising

The value of our advertising business could be adversely affected by a long term multi-year decline in theatre attendance or even the perception by media buyers that our network attendance and geographic coverage were expected to decline significantly over the next several years. Factors that could reduce attendance at our network theatres include the following:

•	the shortening of the “release window” between the release of major motion pictures in the theatres and release to alternative methods for delivering movies to consumers, such as DVD or HD DVD, cable television, downloads via the Internet, video discs and cassettes, video on demand, satellite, and pay-per-view services;

•	any reduction in consumer confidence or disposable income in general that reduces the demand for motion pictures or adversely affects the motion picture production industry; and

•	the success of first-run motion pictures, which depends upon the production and marketing efforts of the major studios and the attractiveness of the movies to patrons.

The loss of any major content partner or advertising customer could significantly reduce our revenue

Following this offering, we will derive a significant portion of our revenue from our contracts with our five content partners and our founding members’ agreements to purchase on-screen advertising for their beverage concessionaires. NCM LLC’s or its predecessor company’s relationships with the content partners date back as far as December 2002. Although none of these companies individually accounted for over 10% of our pro forma revenue, in the aggregate during the nine months ended September 28, 2006, they accounted for approximately 32.1% of our pro forma revenue in the aggregate during the three months ended September 28, 2006, and approximately 40.6% of our pro forma revenue in the aggregate during the nine months ended September 28, 2006. Because we derive a significant percentage of our total revenue from a relatively small number of large companies, the loss of any one or more of them as a customer could decrease our revenue and adversely affect our current and future operating results.

We generate our revenue almost entirely from advertising, and the reduction in spending by or loss of advertisers could have a serious adverse effect on our business

We generated approximately 93.2% of our pro forma revenue in the three months ended September 28, 2006 and 93.3% of our pro forma revenue in the nine months ended September 28, 2006, from advertising sales. A substantial portion of our advertising inventory is covered by contracts with terms of approximately one month. Advertisers will not continue to do business with us if they believe our advertising medium is ineffective or overly expensive. In addition, large advertisers generally have set advertising budgets, most of which are focused on traditional media platforms. Reductions in the size of advertisers’ budgets due to local, regional or national economic trends or other factors could result in lower spending on cinema advertising in general or our advertising business in particular. If we are unable to remain competitive and provide value to our advertisers, they may reduce their advertising purchases or stop placing advertisements with us, which would negatively affect our revenue and ability to generate new business from advertising clients.

If we do not maintain our technological advantage, our business could fail to grow and revenue and operating margins could decline

Failure to successfully or cost-effectively implement upgrades to our software systems to maintain our technological competitiveness could limit our ability to increase our revenue and more effectively leverage our digital platform. Any failure by us to upgrade our technology to remain current with technological changes, including digital cinema, that may be adopted by other providers of cinema advertising or other platform advertising could hurt our ability to compete with those companies. Under the terms of our exhibitor services agreements with our founding members, we may request our founding members upgrade the equipment or software installed in their theatres. We must negotiate with our founding members as to the terms of such upgrade, including cost sharing terms, if any. If we are not able to come to an agreement on an upgrade request, we may elect to pay for the upgrades requested which could result in our incurring significant capital expenditures which could adversely affect our results of operations. In addition, the failure or delay in implementation of such upgrades or problems with the integration of our systems and software with the digital cinema systems, if such integration is pursued, could slow or prevent the growth of our business.

Our business and operations are experiencing rapid growth, and we may be unable to effectively manage or continue our growth

We have experienced, and continue to experience, rapid growth in our headcount and operations, which has placed, and will continue to place, significant demands on our management and operational infrastructure. If we do not effectively manage our growth, the quality of our services could suffer, which could negatively affect our brand, our relationships with our advertising clients and digital content suppliers and our operating results. To effectively manage this growth, we will need to continue to improve our digital content system distribution software and our internal management systems, including our advertising inventory optimization, management and reporting systems. These systems enhancements and improvements will require allocation of valuable financial and management resources. If the improvements are not implemented successfully in a timely manner or at all, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues.

Our preliminary plans for developing additional revenue opportunities may not be implemented, may require substantial expenditures and may not be achieved

In addition to our strategy to grow our advertising business, CineMeetings and digital programming events businesses, we are also considering other potential opportunities for revenue growth, which we describe in “Business—Our Strategy—Develop New Marketing Platforms that Leverage Our Existing Assets.” For example, we may form a joint venture to create an entertainment magazine that will be distributed in our founding member theatres, and a branded entertainment web site in connection with that magazine on which we and the joint venture may sell advertising. We may also decide to expand our network technology and sales capabilities outside of theatres. These plans are at an early stage, and we may not actually proceed with any of them. If we do choose to proceed with any of these plans, the resulting marketing platforms may not be profitable, despite our having made substantial investments.

Because we have a limited operating history, it is difficult to evaluate our business and prospects

Our predecessor company, RCM, began operations in 2002. NCM LLC was formed on March 29, 2005, as a joint venture that combined the operations of subsidiaries of AMC and Regal. Cinemark joined as a founding member on July 15, 2005, but because it had a pre-existing contract with another cinema advertising provider, we did not begin to sell advertising in its theatres on an exclusive basis until January 1, 2006 (subject to the run-out of certain pre-existing contractual obligations for on-screen advertising through April 1, 2006), and its theatres were not fully integrated into our network until May 2006. As a result, we have a limited operating history from which you can compare corresponding periods and evaluate our business and our prospects. We may encounter risks and difficulties frequently experienced by newly formed companies in rapidly evolving businesses. If we are unsuccessful in executing our business strategy, we may be unable to:

•	increase our revenue and expand our client base;

•	operate, support, expand, develop and improve our software and other systems;

•	continue to produce high operating income margins; and

•	respond to technological changes.

Our historical and pro forma financial information may not be representative of our financial results as an independent public company or our future financial performance

Our historical financial information included in this prospectus does not reflect our financial condition, results of operations and cash flows as they would have been achieved during the periods presented as a separate, stand-alone public entity. Our historical financial statements do not necessarily reflect the costs that we would have incurred had we operated as an independent stand-alone public entity for all periods presented. These costs include higher corporate overhead, interest expense and income taxes.

Our historical financial information includes the consolidated financial statements of RCM, our predecessor company, for periods prior to March 2005 and does not include any information related to AMC or Cinemark. Although historical financial information on AMC’s theatre advertising subsidiary, NCN, is presented herein, there is no historical financial information on the combined operations of both AMC and Regal prior to the formation of NCM LLC. Additionally, the historical financial statements of RCM and NCN include screen access charges at different rates than those in effect after the formation of NCM LLC, which rates will change again after completion of the financing transaction and reorganization.

Because Cinemark had a pre-existing contract with another cinema advertising provider, NCM LLC began selling advertising for Cinemark’s screens on an exclusive basis beginning on January 1, 2006 (subject to the run-out of certain pre-existing contractual obligations for on-screen advertising through April 1, 2006). In addition, our historical financial information does not include any information related to theatres operated by Loews, which AMC acquired on January 26, 2006, and which will become a part of our theatre network beginning on June 1, 2008, or Century, which Cinemark acquired on October 5, 2006, and which became a part of our theatre network on an exclusive basis, subject to limited exceptions, on the closing date. The historical results of operations of NCM LLC, RCM and NCN have been significantly impacted by related party transactions that we have entered into, as further discussed in the historical financial statements included elsewhere in this prospectus, and the future operating results of NCM Inc. will also be significantly impacted by related party transactions entered into in connection with this offering. As a result, this information may not be representative of our future financial performance.

In preparing the pro forma financial information in this prospectus, we have made adjustments to the historical financial information of NCM LLC and its predecessor company based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions contemplated by the reorganization, the financing transaction and this offering. Some of these adjustments include, among other items, the terms of the exhibitor services agreements with our founding members, adjustments to income tax provisions to account for NCM LLC’s status as a limited liability company and our status as a taxable entity, and our acquisition of common membership units of NCM LLC. However, the pro forma financial information does not include adjustments for the addition of the Cinemark, Loews or Century screens. These and other estimates and assumptions used in the calculation of the pro forma financial information in this prospectus may be materially different from our actual experience as a separate, independent company. The pro forma financial information included in this prospectus does not purport to represent what our results of operations would actually have been had we operated as a separate, independent company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma financial information and related notes. See “Unaudited Pro Forma Financial Information.”

We depend upon our senior management and our business may be adversely affected if we cannot retain them

Our success depends upon the retention of our experienced senior management with specialized industry and technical knowledge and/or industry relationships. We might not be able to find qualified replacements for our senior management if their services were no longer available to us; accordingly, the loss of critical members of our senior management team could have a material adverse effect on our ability to effectively pursue our business strategy and our relationships with advertisers and content partners. We do not have key-man life insurance covering any of our employees.

Our technology may infringe on rights owned by others which may interfere with our ability to provide services

We may discover that the technology we use infringes patent, copyright, or other intellectual property rights owned by others. In addition, we cannot assure you that our competitors will not claim rights in patents, copyrights, or other intellectual property that will prevent, limit or interfere with our ability to provide our services either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

Our revenue fluctuates from quarter to quarter and may be unpredictable, which could increase the volatility of our stock price

Typically, our revenue is lowest in the first quarter of the calendar year as advertising clients scale back their advertising budgets following the year-end holiday season, and our revenue is highest during the summer and the holiday season when theatre attendance is normally highest. However, a weak advertising market, the poor performance of films released in a given quarter or a disruption in the release schedule of films could affect results for the entire fiscal year and significantly affect quarter-to-quarter results. Because our results vary widely from quarter to quarter and may be unpredictable, our financial results for one quarter cannot necessarily be compared to another quarter and may not be indicative of our financial performance in subsequent quarters. These variations in our financial results could contribute to volatility in our stock price.

Risks Related to Our Corporate Structure

We are a holding company with no operations of our own, and will depend on distributions from NCM LLC to meet our ongoing obligations and to pay cash dividends on our common stock

We are a holding company with no operations of our own and have no independent ability to generate revenue. Consequently, our ability to obtain operating funds depends upon distributions from NCM LLC. The distribution of cash flows and other transfers of funds by NCM LLC to us will be subject to statutory and contractual restrictions based upon NCM LLC’s financial performance, including NCM LLC’s compliance with the covenants in its senior secured credit facility and the NCM LLC operating agreement. The NCM LLC senior secured credit facility will limit NCM LLC’s ability to distribute cash to its members, including us, as follows                             , with exceptions for, among other things, payment of our income taxes and a management fee to NCM Inc. pursuant to the terms of the management services agreement. We will be unable to pay dividends to our stockholders or pay other expenses outside the ordinary course of business if NCM LLC fails to comply with these covenants and is unable to distribute cash to us.

Pursuant to a management services agreement between us and NCM LLC, NCM LLC will make payments to us to fund our day-to-day operating expenses, such as payroll. However, if NCM LLC cannot make the payments pursuant to the management services agreement, we may be unable to cover these expenses.

As a member of NCM LLC, we will incur income taxes on our proportionate share of any net taxable income of NCM LLC. We have structured the NCM LLC senior secured credit facility to allow NCM LLC to distribute cash to its members (including us and the founding members) in amounts sufficient to cover their tax liabilities and management fees, if any, subject to compliance with certain financial covenants. To the extent we need funds to pay such taxes or for any other purpose, and NCM LLC is unable to provide such funds because of limitations in the NCM LLC senior secured credit facility or other restrictions, it could have a material adverse effect on our business, financial condition, results of operations or prospects.

NCM LLC’s substantial debt obligations could impair our financial condition or prevent us from achieving our business goals

In connection with the completion of this offering, NCM LLC will borrow $725 million in a term loan that will be a part of a new senior secured credit facility. The amount of the credit facility is subject to change prior to its closing. See “Financing Transaction.” We expect the agreements governing NCM LLC’s debt obligations to contain restrictive covenants that will limit NCM LLC’s ability to take specified actions and prescribe minimum financial maintenance requirements that NCM LLC must meet. Because NCM LLC will be our only operating subsidiary, complying with these restrictions may prevent NCM LLC from taking actions that we believe would help us to grow our business. For example, NCM LLC may be unable to make acquisitions or capital expenditures as a result of such covenants. Moreover, if NCM LLC violates those restrictive covenants or fails to meet the minimum financial requirements, it would be in default, which could, in turn, result in defaults under other obligations of NCM LLC or us. Any such defaults could materially impair our financial condition and liquidity.

If NCM LLC is unable to meet its debt service obligations, it or we could be forced to restructure or refinance the obligations, seek additional equity financing or sell assets. We may be unable to restructure or refinance these obligations, obtain additional equity financing or sell assets on satisfactory terms or at all.

In addition, NCM LLC’s indebtedness could have other negative consequences for us, including without limitation:

•	limiting NCM LLC’s ability to obtain financing in the future;

•	requiring much of NCM LLC’s cash flow to be dedicated to interest obligations and making it unavailable for other purposes;

•	limiting NCM LLC’s liquidity and operational flexibility in changing economic, business and competitive conditions which could require NCM LLC to consider deferring planned capital expenditures, reducing discretionary spending, selling assets, restructuring existing debt or deferring acquisitions or other strategic opportunities; and

•	making NCM LLC more vulnerable to an increase in interest rates, a downturn in our operating performance or a decline in general economic conditions.

Our founding members or their affiliates may have interests that differ from those of our public stockholders and they may be able influence our affairs

So long as a founding member beneficially owns at least 5% of NCM LLC’s issued and outstanding common membership units, approval of at least 90% of the directors then in office (provided that if the board has less than ten directors, then the approval of at least 80% of the directors then in office) will be required before we may take any of the following actions or we, in our capacity as manager of NCM LLC, may authorize NCM LLC to take any of the following actions:

•	assign, transfer, sell or pledge all or a portion of the membership units of NCM LLC beneficially owned by NCM Inc.;

•	acquire, dispose, lease or license assets with an aggregate value exceeding 20% of the fair market value of the business of NCM LLC operating as a going concern;

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any indebtedness or repay, before due, any indebtedness with a fixed term;

•	issue, grant or sell shares of NCM Inc. common stock, preferred stock or rights with respect to common or preferred stock, or NCM LLC membership units or rights with respect to membership units, except under specified circumstances;

•	amend, modify, restate or repeal any provision of NCM Inc.’s certificate of incorporation or bylaws or the NCM LLC operating agreement;

•	enter into, modify or terminate certain material contracts not in the ordinary course of business as defined under applicable securities laws;

•	except as specifically set forth in the NCM LLC operating agreement, declare, set aside or pay any redemption of, or dividends with respect to membership interests;

•	amend any material terms or provisions (as defined in the Nasdaq rules) of NCM Inc.’s equity incentive plan or enter into any new equity incentive compensation plan;

•	make any change in the current business purpose of NCM Inc. to serve solely as the manager of NCM LLC or any change in the current business purpose of NCM LLC to provide the services as set forth in the exhibitor services agreements; and

•	approve any actions relating to NCM LLC that could reasonably be expected to have a material adverse tax effect on the founding members.

Pursuant to a director designation agreement, so long as a founding member owns at least 5% of NCM LLC’s issued and outstanding common membership units, such founding member will have the right to designate a total of two nominees to our ten-member board of directors who will be voted upon by our stockholders. If, at any time and only during such time, any founding member owns less than 5% of NCM LLC’s then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation.

If any director designee to our board designated by our founding members is not appointed to our board, nominated by us or elected by our stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of NCM LLC’s issued and outstanding common membership units) will be entitled to approve specified actions of NCM LLC as described under “Corporate History and Reorganization—Corporate Governance Matters.”

For purposes of calculating the 5% ownership threshold for the supermajority director approval rights and director designation agreement provisions discussed above, shares of our common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold. Common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption. Shares of our common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units.

Under these circumstances, our corporate governance documents will allow our founding members and their affiliates to exercise a greater degree of influence in the operation of our business and that of NCM LLC and the management of our affairs and those of NCM LLC than is typically available to stockholders of a publicly-traded company. Even if our founding members or their affiliates own a minority economic interest in NCM LLC, they may be able to continue exerting such degree of influence over us and NCM LLC.

Different interests among our founding members or between our founding members and us could prevent us from achieving our business goals

For the foreseeable future, we expect that our board of directors will include directors and executive officers of our founding members and other directors who may have commercial relationships with our founding members. Our founding members compete with each other in the operation of their respective businesses and could have individual business interests that may conflict with those of the other founding members. Their differing interests could make it difficult for us to pursue strategic initiatives that require consensus among our founding members.

In addition, the structural relationship we have with our founding members could create conflicts of interest among the founding members, or between the founding members and us, in a number of areas relating to our past and ongoing relationships. There will not be any formal dispute resolution procedures in place to resolve conflicts between us and a founding member or between founding members. We may not be able to resolve any potential conflicts between us and a founding member and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party.

The corporate opportunity provisions in our certificate of incorporation could enable the founding members to benefit from corporate opportunities that might otherwise be available to us

Our certificate of incorporation will contain provisions related to corporate opportunities that may be of interest to both our founding members and us. It will provide that if a corporate opportunity is offered to us, NCM LLC or one or more of the officers, directors or stockholders (both direct and indirect) of NCM Inc. or a member of NCM LLC that relates to the provision of services to motion picture theaters, use of theaters for any purpose, sale of advertising and promotional services in and around theaters and any other business related to the motion picture theater business, (except services as provided in the exhibitor services agreements as from time to time amended and except as may be offered to one of our officers in his capacity as an officer), no such person shall be liable to us or any of our stockholders (or any affiliate thereof) for breach of any fiduciary or other duty by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. This provision applies even if the business opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so.

In addition, our certificate of incorporation and the NCM LLC operating agreement expressly provide that our founding members may have other business interests and may engage in any other businesses not specifically prohibited by the terms of the certificate of incorporation and exhibitor services agreements. If the parent companies of the founding members develop new media platforms they could compete for advertising dollars with our services. Further, we may also compete with the founding members or their affiliates in the area of employee recruiting and retention. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by the founding members to themselves or their other affiliates or we lose key personnel to them. The terms of our certificate of incorporation are more fully described in “Description of Capital Stock.”

The agreements between us and our founding members were made in the context of an affiliated relationship and may contain different terms than comparable agreements with unaffiliated third parties

The exhibitor services agreements and the other contractual agreements that we have with our founding members were negotiated in the context of an affiliated relationship in which representatives of our founding members and their affiliates comprised our entire board of directors. As a result, the financial provisions and the other terms of these agreements, such as covenants, contractual obligations on our part and on the part of our founding members, and termination and default provisions may be less favorable to us than terms that we might have obtained in negotiations with unaffiliated third parties in similar circumstances.

Our certificate of incorporation and bylaws contain anti-takeover protections that may discourage or prevent strategic transactions, including a takeover of our company, even if such transaction would be beneficial to our stockholders

Provisions contained in our certificate of incorporation and bylaws, the NCM LLC operating agreement, provisions of the Delaware General Corporation Law, or DGCL, could delay or prevent a third party from entering into a strategic transaction with us, even if such transaction would benefit our stockholders. For example, our certificate of incorporation and bylaws:

•	establish supermajority approval requirements by our directors before our board may take certain actions;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

•	establish a classified board of directors;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	provide that the founding members will be able to exercise a greater degree of influence over the operations of NCM LLC, which may discourage other nominations to our board of directors, if any director nominee designated by the founding members is not elected by our stockholders.

These restrictions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position. These restrictions could also limit stockholder value by impeding a sale of us or NCM LLC.

Any future issuance of membership units by NCM LLC and subsequent redemption of such units for common stock could dilute the voting power of our common stockholders and adversely affect the market value of our common stock

The common unit adjustment agreement and the exhibitor services agreements that will be in place upon the completion of this offering provide that we will issue common membership units of NCM LLC to account for changes in the number of theatre screens our founding members operate. Historically, each of the founding members has increased the number of screens it operates. If this trend continues, NCM LLC may issue additional common membership units to the founding members to reflect their increased screen count. Each common membership unit may be redeemed in exchange for, at our option, shares of our common stock on a one-for-one basis or a cash payment equal to the market price of one share of our common stock. If a significant number of common membership units were issued to our founding members, the founding members elected to redeem such units, and we elected to issue common stock rather than cash upon redemption, the voting power of our common stockholders could be diluted. Other than the maximum number of authorized shares of common stock in our certificate of incorporation, there is no limit on the number of shares of our common stock that we may issue upon redemption of a founding member’s common membership units in NCM LLC.

Our future issuance of preferred stock could dilute the voting power of our common stockholders and adversely affect the market value of our common stock

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock, either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price causing economic dilution to the holders of common stock.

If we or our founding members are determined to be an investment company, we would become subject to burdensome regulatory requirements and our business activities could be restricted

We do not believe that we are an “investment company” under the Investment Company Act of 1940, as amended. As sole manager of NCM LLC, we will control NCM LLC, and our interest in NCM LLC is not an “investment security” as that term is used in the Investment Company Act. If we were to stop participating in the management of NCM LLC, our interest in NCM LLC could be deemed an “investment security” for purposes of the Investment Company Act. Generally, a company is an “investment company” if it owns investment securities having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash items). Following this offering, our sole asset will be our equity interest in NCM LLC. A determination that such asset was an investment security could result in our being considered an investment company under the Investment Company Act. As a result, we would become subject to registration and other burdensome requirements of the Investment Company Act. In addition, the requirements of the Investment Company Act could restrict our business activities, including our ability to issue securities.

We and NCM LLC intend to conduct our operations so that we are not deemed an investment company under the Investment Company Act. However, if anything were to occur that would cause us to be deemed to be an investment company, we would become subject to restrictions imposed by the Investment Company Act. These restrictions, including limitations on our capital structure and our ability to enter into transactions with our affiliates, could make it impractical for us to continue our business as currently conducted and could have a material adverse effect on our financial performance and operations.

We also rely on representations of our founding members that they are not investment companies under the Investment Company Act. If any founding member were deemed to be an investment company, the restrictions placed upon that founding member might inhibit its ability to fulfill its obligations under its exhibitor services agreement or restrict NCM LLC’s ability to borrow funds.

Risks Relating to This Offering

Our use of the proceeds from this offering to purchase membership units in NCM LLC will preclude use of those proceeds for other corporate purposes

We intend to use the proceeds from this offering to purchase newly issued common membership units of NCM LLC, at a price per unit equal to the public offering price per share, less underwriting discounts and commissions. NCM LLC will pay $             of the proceeds it receives from us to our founding members for their agreeing to modify our payment obligations under our exhibitor services agreements. That portion of the proceeds from this offering will not be available to NCM LLC or us for other corporate purposes, such as expanding our business, which could negatively impact the value of your investment in our common stock. In addition, NCM LLC will enter into a new $             million senior secured credit facility that will substantially limit its future borrowing capacity. The amount of the credit facility is subject to change prior to its closing. The proceeds of the term loan that is part of this new credit facility will be used to redeem all the preferred membership units in NCM LLC from our founding members, to repay $             outstanding under NCM LLC’s existing revolving credit facility and to pay $             of fees and expenses of this offering, as well as for general corporate purposes. As a result, we or NCM LLC may not be able to sell securities or borrow money on acceptable terms, and we and NCM LLC may be unable to expand our business and operations as anticipated. If we are unable to do so, our financial results and the market for our common stock could be adversely affected.

Our tax receivable agreement with the founding members is expected to reduce the amount of overall cash flow that would otherwise be available to us and will increase our potential exposure to the financial condition of the founding members

We expect that the offering and related transactions will have the effect of reducing the amounts NCM Inc. would otherwise pay in the future to various tax authorities as a result of an increase in its proportionate share of tax basis in NCM LLC’s tangible and intangible assets. We have agreed in our tax receivable agreement with the founding members to pay to the founding members     % of the amount by which NCM Inc.’s tax payments to various tax authorities are reduced, which could be $             million or more over 30 years or longer. See “Certain Relationships and Related Party Transactions—Transactions With Founding Members—Tax Receivable Agreement.” After paying these reduced amounts to tax authorities, if it is determined as a result of an income tax audit or examination that any amount of NCM Inc.’s claimed tax benefits should not have been available, NCM Inc. may be required to pay additional taxes and possibly penalties and interest to one or more tax authorities. If this were to occur, and if one or more of the founding members was insolvent or bankrupt or otherwise unable to make payment under its indemnification obligation under the tax receivable agreement, then NCM Inc.’s financial condition could be materially impaired.

The substantial number of shares that will be eligible for sale in the near future could cause the market price for our common stock to decline or make it difficult for us to sell equity securities in the future

We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock from time to time. Sales of substantial amounts of shares of our common stock in the public market following this offering, or the perception that those sales will occur, could cause the market price of our common stock to decline or make future offerings of our equity securities more difficult. If we are unable to sell equity securities at times and prices that we deem appropriate, we may be unable to fund growth.

The              shares of common stock being sold in this offering will be freely tradable unless acquired by one of our affiliates. Upon completion of this offering, we will have outstanding an additional              unregistered shares of common stock. These shares of unregistered common stock will constitute “restricted securities” under the Securities Act of 1933, as amended, or the Securities Act. Provided the holders comply with the holding periods and other conditions prescribed in Rule 144 under the Securities Act, all but             of these unregistered shares of common stock cease to be restricted securities and become freely tradable roughly 180 days after completion of this offering. In addition, the              shares of common stock the founding members may receive upon redemption of their outstanding common membership units of NCM LLC will constitute restricted securities as well.

Our officers and directors have agreed that they will not offer, sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or publicly disclose the intention to make any such disposition, or to enter into any such arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. The founding members have also agreed to the same restrictions for a period of 180 days after the date of this prospectus. After the lock-up period expires, our founding members will be able to exercise registration rights that we have granted them as described in “Description of Capital Stock—Registration Rights.” We cannot predict whether substantial amounts of our common stock will be sold in the open market in anticipation of, or following any divestiture by our founding members or our directors or executive officers of their shares of our common stock.

Additionally, approximately              shares of our common stock will be issuable upon exercise of stock options that vest through 2012 and become exercisable beginning on                      2007, after the expiration of the 180-day lock-up period. These options were granted by NCM LLC throughout 2006, and will be converted into options to acquire our common stock in connection with the completion of this offering. None of such options were vested as of September 28, 2006. Once the options become vested and exercisable, to the extent they are not held by one of our affiliates, the shares acquired upon exercise of the options will be freely tradable following effectiveness of the registration statement for the options that we plan to file promptly after completion of this offering.

Our stock price may be volatile and may decline substantially from the initial offering price

Before this offering, there has been no public market for our common stock, and an active trading market for our common stock may not develop or continue upon completion of this offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the price at which our common stock will trade after the offering.

The stock market in general has experienced extreme price and volume fluctuations in recent years. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. You may be unable to resell your shares at or above the public offering price because of a number of factors, including:

•	actual or anticipated quarterly fluctuations in our operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	changes in the market valuations of other companies;

•	announcements relating to actions of other media companies, strategic relationships, acquisitions or industry consolidation;

•	terrorist acts or wars; and

•	general economic, market and political conditions not related to our business.

Affiliates of several of the underwriters for this offering hold interests in founding members and, therefore, have interests in this offering beyond customary underwriting discounts and commissions

Several of the underwriters have affiliates who own common stock of one or more of our founding members. As of October 8, 2006, an affiliate of J.P. Morgan Securities Inc. owned approximately 20.9% of AMC’s common stock and less than 1% of Regal’s common stock. As of October 10, 2006, an affiliate of Morgan Stanley & Co. Incorporated owned approximately 1.0% of Regal’s common stock. As of October 10, 2006, an affiliate of Credit Suisse Securities (USA) LLC owned approximately 1.9% of Regal’s common stock, less than 1.0% of Cinemark’s common stock and less than 1.0% of AMC’s common stock. See “Use of Proceeds” and “Underwriting.” There may be a conflict of interest between their interests as underwriters and their interests as stockholders of founding members, who will receive a payment of $             from NCM LLC upon the completion of this offering for their agreeing to modify our payment obligations under our exhibitor services agreements. As participants in this offering that are seeking to realize the value of their investment in us, these underwriters have interests beyond customary underwriting discounts and commissions.

You will experience immediate and substantial dilution in net tangible book value per share of common stock

The initial public offering price of the common stock will be substantially higher than the pro forma combined net tangible book value per share of our outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $            per share, based on an assumed initial public offering price of $             per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus. A $1.00 increase in the initial public offering price per share would result in additional dilution in net tangible book value of $            per share. A 10% increase in the number of shares of common stock sold, assuming an initial public offering price of $             (the midpoint of the range set forth on the cover page of this prospectus), would reduce dilution in net tangible book value by $             per share.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements. The words “forecast,” “estimate,” “project,” “intend,” “expect,” “should,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

•	national, regional and local economic conditions that may affect the markets in which we operate;

•	the levels of expenditures on advertising in general and cinema advertising in particular;

•	increased competition within cinema advertising or other segments of the advertising industry;

•	technological changes and innovations, including alternative methods for delivering movies to consumers;

•	the popularity of major motion picture releases and level of theatre attendance;

•	shifts in population and other demographics;

•	our ability to renew expiring advertising contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

•	our need for, and ability to obtain, additional funding for acquisitions and operations;

•	risks and uncertainties relating to our significant indebtedness following the completion of this offering;

•	fluctuations in operating costs;

•	capital expenditure requirements;

•	changes in interest rates; and

•	changes in accounting principles, policies or guidelines.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. In addition, new risks and uncertainties may arise from time to time. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

Based upon an estimated initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering of approximately $            , or $            if the underwriters’ over-allotment option to purchase additional shares is exercised in full, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses. See “Underwriting.”

We will use the proceeds to purchase newly issued common membership units from NCM LLC at a price per unit equal to the public offering price per share, less underwriting discounts and commissions. NCM LLC will pay $             of the proceeds it receives from us to our founding members for their agreeing to modify our payment obligations under our exhibitor services agreements. We will purchase a number of common membership units equal to the number of shares of common stock sold in this offering.

Several of the underwriters have affiliates who own common stock of one or more of our founding members. As of October 10, 2006, an affiliate of J.P. Morgan Securities Inc. owned approximately 20.9% of AMC’s common stock and less than 1.0% of Regal’s common stock. As of October 10, 2006, an affiliate of Morgan Stanley & Co. Incorporated owned approximately 1.0% of Regal’s common stock. As of October 10, 2006, an affiliate of Credit Suisse Securities (USA) LLC owned approximately 1.9% of Regal’s common stock, less than 1% of Cinemark’s common stock and less than 1.0% of AMC’s common stock. See “Underwriting.”

In connection with the completion of this offering, NCM LLC will enter into a new $             million senior secured credit facility with a group of lenders that will include affiliates of several of the underwriters. This facility will consist of a             -year, $             million revolving credit facility and an             -year, $725 million term loan facility. The amount of the senior secured credit facility is subject to change prior to its closing. The revolving credit facility will be available, subject to certain conditions, for general corporate purposes of NCM LLC and its subsidiaries in the ordinary course of business and for other transactions permitted under the credit agreement. The term loan will be due on the              anniversary of funding and will be used to redeem all the preferred membership units of NCM LLC for an aggregate price of $            , to repay $             outstanding under NCM LLC’s existing $20 million revolving credit facility and to pay $             of fees and expenses related to this offering. Affiliates of Credit Suisse Securities (USA) LLC and Lehman Brothers Inc. are lenders under the existing revolving credit facility.

DIVIDEND POLICY

Upon completion of the offering, we will become a member and the sole manager of NCM LLC. We will be a holding company, will have no direct operations and will be able to pay dividends only from our available cash on hand and funds received from NCM LLC. We expect that most of our operating expenses will be paid by NCM LLC pursuant to the terms of a management services agreement between us and NCM LLC.

NCM LLC’s operating agreement will require that it distribute to its members, on a quarterly basis, cash that is not required to meet NCM LLC’s anticipated business needs and that is permitted to be distributed under the terms of its senior secured credit facility. The terms of the senior secured credit facility will limit distributions to us and other members of NCM LLC if there is a default or if we do not meet the financial tests described under                             . NCM LLC’s ability to make any distributions to us will also depend upon other factors, including its operating results and cash flow from operations. The change from our current circuit share expense to a theatre access fee will result in lower payments to our founding members under the exhibitor services agreements than has been the case historically. We believe this reduction in payments will more than offset the expected higher interest payments under the senior secured credit facility, and allow NCM LLC to generate sufficient cash to make distributions to us in the future. We intend to distribute as dividends to our common stockholders a substantial portion of the distributions we receive from NCM LLC.

The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors who will take into account general economic and business conditions, our financial condition, our available cash, our current and anticipated cash needs, and any other factors that the board considers relevant. Under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Any cash distributed to us by NCM LLC will not be available to NCM LLC for other corporate purposes, such as acquisitions, investments, capital expenditures or repayment of NCM LLC’s term loan.

CAPITALIZATION

The following table sets forth as of September 28, 2006:

(i)	the cash and cash equivalents and capitalization of NCM LLC; and

(ii)	our pro forma cash and cash equivalents and capitalization on a consolidated basis with NCM LLC as adjusted to reflect (a) the incurrence of debt under the new NCM LLC senior secured credit facility, (b) the reorganization and (c) our issuance and sale of the shares of common stock in this offering at an assumed initial offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and offering expenses, the receipt of the estimated proceeds therefrom and the purchase of common membership units from NCM LLC.

The table should be read in conjunction with the historical financial statements and related notes and our unaudited pro forma financial information and related notes, in each case included elsewhere in this prospectus. The data assume that there has been no exercise, in whole or in part, of the underwriters’ over-allotment option to purchase additional shares of our common stock in this offering.

	As of September 28, 2006
	NCM LLC	NCM Inc. Pro Forma As Adjusted
	($ in millions, except per share data)
Cash and Cash Equivalents	$4.6
Borrowings	10.0	725.0(1)
Members’ Equity	2.1
Stockholder’s Equity (deficit):
Common stock; $0.01 par value; shares authorized; none issued and outstanding on an actual basis, shares issued and outstanding on a pro forma basis
Additional Paid-in Capital
Minority Interest		(2)

Members’/Stockholder’s Equity (deficit)	2.1	(3)

Total Capitalization	$12.1	$(3)

(1)	The amount of the senior secured credit facility is subject to change prior to its closing.
(2)	Reflects aggregate ownership of % of NCM LLC by the founding members and the accounting for such minority interest in our stockholder’s equity because the amount of minority interest will be negative.
(3)	A $1.00 increase in the initial public offering price per share would result in increases in stockholder’s equity and total capitalization, as of September 28, 2006 on a pro forma basis, of . Separately, a 10% increase in the number of shares of common stock sold, assuming an initial public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus), would result in increases in stockholders’ equity and total capitalization, as of September 28, 2006 on a pro forma basis, of and , respectively.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

As of September 28, 2006 our pro forma net tangible book value was approximately $            , or approximately $             per share of common stock. Net tangible book value per share of common stock represents total consolidated tangible assets less total consolidated liabilities, divided by the aggregate number of shares of common stock outstanding assuming the redemption of all current NCM LLC common membership units in exchange for an aggregate of              shares of common stock.

After giving effect to our issuance of shares of common stock in this offering, the reorganization and the financing transaction, and assuming an estimated offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting estimated offering expenses and assuming full redemption of NCM LLC membership units held by the founding members in exchange for shares of our common stock, our pro forma net tangible book value as of September 28, 2006 would have been approximately $             or $             per share of common stock.1 This represents an immediate dilution to new investors in our common stock of approximately $             per share.2

The following table illustrates this per share dilution (assuming that the underwriters do not exercise their over-allotment option in whole or in part):

Initial public offering price per share		$
Pro forma net tangible book value per share as of September 28, 2006	$
Decrease in pro forma net tangible book value per share attributable to this offering, the financing transaction and the reorganization	$

Pro forma net tangible book value per share after the completion of this offering, the reorganization and the financing transaction		$

Pro forma dilution per share to new investors		$

If the underwriters’ over-allotment option is exercised in full, the pro forma net tangible book value per share of common stock after giving effect to this offering, the reorganization and the financing transaction would be approximately $             per share and the dilution in pro forma net tangible book value per share of common stock to new investors would be $             per share.

The foregoing discussion and tables assume no exercise of any stock options that will be outstanding immediately following this offering. As of the date of completion of this offering, we will have outstanding options to purchase              shares of our common stock. If all of these options were exercised, there would be further pro forma dilution to new investors of $             per share.

[1]	A $1.00 increase in the initial public offering price per share would result in a in our net tangible book value as of September 28, 2006 or a of $ per share of common stock. A 10% in the number of shares of common stock, assuming an initial public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus), would result in a in our net tangible book value as of September 28, 2006 or a decrease of $ per share of common stock.

[2]	A $1.00 increase in the initial public offering price per share would result in additional dilution in net tangible book value of $ per share. A 10% increase in the number of shares of common stock sold, assuming an initial public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus), would reduce dilution in net tangible book value by $ per share.

The following table summarizes, on a pro forma basis as of September 28, 2006 the difference between the total cash consideration paid by our founding members for common stock, assuming the redemption of all membership units of NCM LLC in exchange for shares of our common stock in the manner described above, and the purchasers of common stock in the public offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent

Founding members					$
Purchasers of common stock

Total

If the underwriters’ option to purchase additional shares is exercised in full and assuming full redemption of NCM LLC membership units held by the founding members in exchange for shares of our common stock, the following will occur:

•	The percentage of shares of common stock held by the founding members will decrease to approximately % of the total number of shares of common stock outstanding, and

•	The number of shares of common stock held by purchasers of common stock will increase to shares, or approximately % of the total number of shares of common stock outstanding after this offering.[3]

[3]	A 10% increase in the number of shares sold of common stock would decrease the number of shares of common stock held by the founding members as a percentage of the total number of shares of common stock outstanding after this offering by %; the number of shares of common stock held by the purchasers would increase by shares, or % of the total shares outstanding after this offering.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

NCM LLC was formed on March 29, 2005, by AMC and Regal as a joint venture that combined the cinema advertising and meetings and events operations of Regal’s subsidiary, RCM, and the cinema advertising operations of AMC’s subsidiary, NCN. The contribution of the net assets by AMC and Regal was accounted for at historical costs. Under GAAP, RCM is considered to be the predecessor of NCM LLC, and NCN is considered to be an acquired company by virtue of Regal having a majority of the ownership of NCM LLC at inception. NCM LLC commenced operations on April 1, 2005. On July 15, 2005, Cinemark, through a wholly-owned subsidiary, joined NCM LLC as a founding member. Because Cinemark had a pre-existing contract with another cinema advertising provider, NCM LLC began selling advertising for Cinemark’s screens on an exclusive basis beginning on January 1, 2006 (subject to the run-out of certain pre-existing contractual obligations for on-screen advertising through April 1, 2006). As a result, revenue from the sale of advertising for Cinemark’s screens are only reflected in NCM LLC’s unaudited historical statements of operations subsequent to January 1, 2006. On January 26, 2006, AMC acquired the Loews theatre circuit. The Loews screens will become part of our national advertising network on an exclusive basis beginning on June 1, 2008, following the expiration of Loews’ pre-existing contract with another cinema advertising provider. The Loews theatres will be subject to the following: (i) during the period beginning on June 1, 2008 through November 30, 2008, the run-out of on-screen advertising and entertainment content and (ii) during the period beginning on December 1, 2008 through February 28, 2009, the right of the prior advertising provider to up to one minute of advertising inventory during the pre-feature show, in each case, for pre-existing contractual obligations that exist on May 31, 2008. In accordance with a Loews screen integration agreement to be entered into between us and AMC, AMC will pay us an amount that approximates the EBITDA we would have generated if we were able to sell advertising in the Loews theatre chain on an exclusive basis commencing on the date of this offering. Prior to the completion of this offering, NCM LLC will re-allocate the common membership units in NCM LLC, among the founding members, to reflect the payments to be made by AMC pursuant to the terms of the Loews screen integration agreement. The number of common membership units to be allocated to AMC is calculated by multiplying the total number of NCM LLC common membership units outstanding by a ratio of theatre screens and patrons at Loews theatres compared to the total number of theatre screens and patrons at all founding member theatres. These Loews payments will be made on a quarterly basis beginning at the completion of the offering until May 31, 2008, and, for accounting purposes, will be recorded in members’ equity and will not be reflected in NCM LLC’s statements of operations.

The following (i) unaudited pro forma consolidated statements of operations for the year ended December 29, 2005, the three and nine months ended September 28, 2006, and (ii) the unaudited pro forma consolidated balance sheet at September 28, 2006, present the consolidated results of operations and financial position of NCM Inc. assuming the transactions discussed below had been completed and the material changes to contractual arrangements discussed below, which will occur in connection with the completion of the offering and related transactions described in this prospectus, had become effective as of December 31, 2004, with respect to the pro forma statements of operations and as of September 28, 2006, with respect to the pro forma balance sheet. The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the historical adjustments listed below and the transaction adjustments listed below on the historical financial information of NCM Inc. The adjustments as set forth below are described in detail in the notes to the unaudited pro forma consolidated statements of operations and the unaudited pro forma consolidated balance sheet and principally include the matters set forth below.

The contractual adjustments include adjustments to reflect:

•	the terms of the exhibitor services agreements to be entered into in connection with the completion of this offering (as further described in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Exhibitor Services Agreements”), which are included herein due to the significant business and financial differences from our current contractual arrangements with our founding members and which will have ongoing material significance to our results of operations, as compared to our historical results of operations, in that they (i) assign legacy contracts to NCM LLC,

(ii) make additional inventory of lobby promotions, CineMeetings and digital programming events available to NCM LLC on a pre-approved basis, (iii) make additional theatre advertising inventory available to NCM LLC to sell such inventory at stated rates to the founding members in order for them to fulfill their on-screen advertising commitments with their beverage concessionaires and (iv) change the circuit share expense to the theatre access fee, resulting in lower payments to our founding members;

•	adjustments to income tax provisions to account for NCM LLC’s status as a limited liability company; and

•	the elimination of non-recurring restructuring charges at NCN relating to the formation of NCM LLC.

Legacy contracts are those advertising contracts entered into by RCM and NCN prior to the formation of NCM LLC.

The transaction adjustments result from:

•	the completion of the non-cash recapitalization of NCM LLC pursuant to which (i) founding members of NCM LLC will receive common membership units and preferred membership units in exchange for each outstanding common membership unit and (ii) NCM LLC will split the number of outstanding common membership units so that a common membership unit can be acquired with the proceeds from the initial offering of one share of our common stock after underwriting discounts and commissions;

•	the completion of the offering and the use of proceeds therefrom as set forth in this prospectus, including our acquisition of % of the common membership units of NCM LLC, which will be accounted for by our expected consolidation of NCM LLC, as discussed in Note 4 to the pro forma consolidated balance sheet; and

•	the completion of the financing transaction, pursuant to which all the preferred membership units of NCM LLC will be redeemed from the proceeds of the term loan portion of a new senior secured credit facility.

You should read this unaudited pro forma condensed consolidated financial information together with the other information contained in this prospectus, including “Corporate History and Reorganization,” “Financing Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited historical financial statements and the notes thereto included elsewhere in this prospectus, and our unaudited historical interim consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of NCM Inc. and NCM LLC that would have occurred had they operated as separate, independent companies during the periods presented. The historical results of operations of NCM LLC, RCM and NCN have been significantly impacted by related party transactions, as discussed more fully in the historical financial statements included elsewhere in this prospectus, and the future operating results of NCM Inc. will also be impacted by related party transactions. Historical and pro forma results of operations and financial condition are not necessarily indicative of what would have occurred had all transactions occurred with unrelated parties. Also, the pro forma consolidated financial information should not be relied upon as being indicative of NCM Inc. or NCM LLC’s results of operations or financial condition had the contractual adjustments and the transaction adjustments been completed on December 31, 2004, with respect to the pro forma statements of operations and as of September 28, 2006, with respect to the pro forma balance sheet. The pro forma consolidated financial information also does not project the results of operations or financial position for any future period or date.

Unaudited Pro Forma Consolidated Statement of Operations

Fiscal Year Ended December 29, 2005

	NCM LLC Nine Months Ended December 29, 2005 Historical	RCM Three Months Ended March 31, 2005 Historical	NCN Three Months Ended March 31, 2005 Historical	NCM LLC Combined Historical[1]	Contractual Adjustments	NCM LLC Pro Forma	Transaction Adjustments		NCM Inc.* Pro Forma As Adjusted
	($ in millions, except per share data)
Revenue:
Advertising	$56.0	$15.6	$13.3	$84.9	$88.0 [2]	$207.4		$—		$207.4
					34.5 [3]
Administrative Fees—Members	30.8	—	—	30.8	(30.8)[2]	—		—		—
Meetings and Events	11.7	2.1	—	13.8	—	13.8		—		13.8
Other	0.3	0.1	—	0.4	—	0.4		—		0.4

TOTAL REVENUE	$98.8	$17.8	$13.3	$129.9	$91.7	$221.6		$0.0		$221.6

Expenses:
Advertising Operating Costs	$6.3	$0.9	$3.3	$10.5	$—	$10.5		$—		$10.5
Meetings / Events Operating Costs	5.4	0.8	—	6.2	—	6.2		—		6.2
Network Costs	9.2	2.4	1.0	12.6	—	12.6		—		12.6
Circuit Share / Theatre Access Fee—Members	38.6	2.4	4.6	45.6	57.2 [2]	36.5		—		36.5
					(66.3)[4]
Selling and Marketing	24.9	4.4	2.9	32.2	—	32.2		—		32.2
Administrative	9.8	3.4	1.6	14.8	—	14.8		—		14.8
Deferred Stock Compensation	—	0.3	—	0.3	—	0.3		—		0.3
Severance Plan Costs	8.5	—	—	8.5	—	8.5		—		8.5
Restructuring Charge	—	—	0.8	0.8	(0.8)[6]	—		—		—
Depreciation	3.0	0.4	0.9	4.3	—	4.3		—		4.3

TOTAL EXPENSES	$105.7	$15.0	$15.1	$135.8	$(9.9)	$125.9		$0.0		$125.9

Operating Income (Loss)	$(6.9)	$2.8	$(1.8)	$(5.9)	$101.6	$95.7		$0.0		$95.7

Interest Expense, Net	—	—	—	—	—	—		[7]

Minority Interest	—	—	—	—	—	—		[8]

Income / (Loss) Before Income Taxes	$(6.9)	$2.8	$(1.8)	$(5.9)	$101.6	$95.7	$		$

Income Taxes	—	1.1	(0.8)	0.3	(0.3)[5]	—		[9]

NET INCOME (LOSS)	$(6.9)	$1.7	$(1.0)	$(6.2)	$101.9	$95.7	$		$

NET INCOME PER SHARE									$

Weighted Average Shares Outstanding

*	As a newly formed entity, NCM Inc. will have no results of operations until the completion of the transaction contemplated hereby.

Unaudited Pro Forma Consolidated Statement of Operations

Quarter Ended September 28, 2006

	NCM LLC Three Months Ended September 28, 2006 Historical	Contractual Adjustments		NCM LLC Pro Forma	Transaction Adjustments			NCM Inc.* Pro Forma As Adjusted
	($ in millions, except per share data)
Revenue:
Advertising	$54.9	$2.5	[2]	$68.9		$—			$68.9
		11.5	[3]
Administrative Fees—Members	0.8	(0.8)[2]		—		—			—
Meetings and Events	4.8	—		4.8		—			4.8
Other	0.2	—		0.2		—			0.2

TOTAL REVENUE	$60.7	$13.2		$73.9		$0.0			$73.9

Expenses:
Advertising Operating Costs	$2.2	$—		$2.2		$—			$2.2
Meetings / Events Operating Costs	1.5	—		1.5		—			1.5
Network Costs	3.5	—		3.5		—			3.5
Circuit Share / Theatre Access Fee—Members	38.0	1.7	[2]	11.6		—			11.6
		(28.1)[4]
Selling and Marketing	9.6	—		9.6		—			9.6
Administrative	4.1	—		4.1		—			4.1
Severance Plan Costs	0.7	—		0.7		—			0.7
Depreciation	1.1	—		1.1		—			1.1
Other	0.4	—		0.4		—			0.4

TOTAL EXPENSES	$61.1	$(26.4)		$34.7		$0.0			$34.7

Operating Income (Loss)	$(0.4)	$39.6		$39.2		$0.0			$39.2

Interest Expense, Net	0.2	—		0.2			[7]

Minority Interest	—	—		—			[8]

Income / (Loss) Before Income Taxes	$(0.6)	$39.6		$39.0	$			$

Income Taxes	—	—		—			[9]

NET INCOME (LOSS)	$(0.6)	$39.6		$39.0	$			$

NET INCOME PER SHARE								$

Weighted Average Shares Outstanding

*	As a newly formed entity, NCM Inc. will have no results of operations until the completion of the transaction contemplated hereby.

Unaudited Pro Forma Consolidated Statement of Operations

Nine Months Ended September 28, 2006

	NCM LLC Nine Months Ended September 28, 2006 Historical	Contractual Adjustments		NCM LLC Pro Forma	Transaction Adjustments		NCM Inc.* Pro Forma As Adjusted
	($ in millions, except per share data)
Revenue:
Advertising	$128.2	$13.4	[2]	$175.4		$—		$175.4
		33.8	[3]
Administrative Fees—Members	4.3	(4.3)[2]		—		—		—
Meetings and Events	12.5	—		12.5		—		12.5
Other	0.2	—		0.2		—		0.2

TOTAL REVENUE	$145.2	$42.9		$188.1		$0.0		$188.1

Expenses:
Advertising Operating Costs	$6.0	$—		$6.0		$—		$6.0
Meetings / Events Operating Costs	4.5	—		4.5		—		4.5
Network Costs	10.5	—		10.5		—		10.5
Circuit Share / Theatre Access Fee—Members	88.6	9.1	[2]	35.1		—		35.1
		(62.6)[4]

Selling and Marketing	27.9	—		27.9		—		27.9
Administrative	11.4	—		11.4		—		11.4
Severance Plan Costs	3.4	—		3.4		—		3.4
Depreciation	3.4	—		3.4		—		3.4
Other	0.4	—		0.4				0.4

TOTAL EXPENSES	$156.1	(53.5)		$102.6		$0.0		$102.6

Operating Income (Loss)	$(10.9)	$96.4		$85.5		—		$85.5

Interest Expense, Net	0.3	—		0.3		[7]

Minority Interest	—	—		—		[8]

Income / (Loss) Before Income Taxes	$(11.2)	$96.4		$85.2	$		$

Income Taxes	—	—		—		[9]

NET INCOME (LOSS)	$(11.2)	$96.4		$85.2	$		$

NET INCOME PER SHARE							$

Weighted Average Shares Outstanding

*	As a newly formed entity, NCM Inc. will have no results of operations until the completion of the transaction contemplated hereby.

Notes to the Unaudited Pro Forma Consolidated Statements of Operations:

1.	Represents the historical operating results for NCM LLC for the nine months ended December 29, 2005, and the historical operating results of RCM and NCN for the three months ended March 31, 2005.

2.	Represents the increase to advertising revenue to reflect the pro forma assignment from the founding members to NCM LLC of all legacy advertising contracts in accordance with the exhibitor services agreements to be entered into in connection with the completion of the offering, based on the actual revenue generated from those legacy contracts ($88.0 million for the nine months ended December 29, 2005, and $11.5 million and $33.8 million for the quarter and nine months ended September 28, 2006, respectively), the reversal of the related legacy contract administrative fees historically recorded by NCM LLC ($30.8 million for the nine months ended December 29, 2005, and $0.8 million and $4.3 million for the quarter and nine months ended September 28, 2006, respectively), and the increase in circuit share expense resulting from the increased advertising revenue, computed at 65% for 2005 and 68% for 2006 as a percentage of legacy contract revenue ($88.0 million for the nine months ended December 29, 2005, and $11.5 million and $33.8 million for the quarter and nine months ended September 28, 2006, respectively). Legacy advertising contracts are those contracts signed by RCM and NCN prior to the formation of NCM LLC. The pro forma impact of the exhibitor services agreements on circuit share expense is included in the pro forma adjustment described in Note 4 below.

3.	Represents the pro forma effect of the revenue from the sale of additional theatre advertising inventory to the founding members, in accordance with the exhibitor services agreements to be entered into in connection with the completion of the offering, in order for the founding members to fulfill their beverage concessionaire agreement on-screen advertising commitments. Inventory used to fulfill advertising commitments under the founding members’ beverage concessionaire agreements had been retained by the founding members under our prior contractual arrangements with our founding members, but will be made available to NCM LLC under the exhibitor services agreements. This inventory will be sold to the founding members at a 30 second CPM equivalent, as set forth in the exhibitor services agreements, for the 90 seconds used, and the pro forma adjustment is computed by multiplying the historical founding member attendance by such CPM equivalent.

4.	Represents the change in circuit share payments pursuant to the exhibitor services agreements to be entered into in connection with the completion of the offering. Under the terms of our prior contracts with our founding members, the circuit share payments were based on varying percentages of advertising revenue. Under the modified exhibitor services agreements, the theatre access fee payments will initially be based on $0.07 per attendee and $800 per year per digital screen. The pro forma adjustment was computed on the basis of the pro forma levels of founding member attendance (395.2 million for the year ended December 29, 2005 and 131.8 million and 384.4 million for the three and nine months ended September 28, 2006 respectively) and numbers of founding member digital screens (8,713 for the year ended December 29, 2005 and 11,077 and 11,077 for the three and nine months ended September 28, 2006).

5.	Represents the elimination of the income tax provision of RCM and NCN related to their status as “C” corporations. Had they been part of NCM LLC during that period, they would not have recorded any income tax expense or benefit.

6.	Represents the elimination of non-recurring restructuring charges incurred by NCN in connection with the formation of NCM LLC.

7.	Represents interest expense, including amortization of deferred financing fees, over the term of the loan of an estimated $ million related to the incurrence of an assumed $725 million of indebtedness under a new senior secured credit facility. The interest rate is assumed to be LIBOR plus basis points. If applicable interest rate margins were to increase by 0.125%, our annual interest cost would increase by $ million. The amount of the credit facility is subject to change prior to its closing. For further discussion of the new senior secured credit facility, please see “Financing Transaction.”

8.	Represents adjustments to reflect minority interest expense resulting from the founding members’ ownership of approximately % of the NCM LLC common membership units outstanding immediately after this offering.

9.	Represents adjustments necessary to reflect federal and state income taxes on the income allocated from NCM LLC to NCM Inc. The assumed tax rate is %.

Unaudited Pro Forma Consolidated Balance Sheet

As of September 28, 2006

		NCM LLC			Transaction Adjustments
	NCM Inc.	Historical As of September 28, 2006	Historical Adjustments	Pro Forma	Debt and Equity			Use of Proceeds		Elimination		NCM Inc. Pro Forma As Adjusted
		($ in millions)
Cash and Cash Equivalents	$—	$4.6	$—	$4.6	$		[2]		[5]			$
							[3]		[6]
Receivables, Net	—	51.9	—	51.9		—			[7]				51.9
Other Current Assets	—	1.1	—	1.1		—							1.1

Total Current Assets	—	57.6	—	57.6

Property and Equipment, Net	—	11.6	—	11.6		—							11.6
Investment in NCM LLC	—	—	—	—					[5]		[8]
Other Assets	—	3.0	—	3.0			[2]
Deferred Tax Assets	—	—	—	—							[9]

TOTAL ASSETS	$—	$72.2	$—	$72.2	$							$

Accounts Payable	$—	$5.0	$—	$5.0		$—							$—
Amounts Due to Members	—	43.8	—	43.8
Accrued Expenses	—	8.0	—	8.0		—							8.0
Deferred Revenue	—	2.2	—	2.2		—							2.2

Total Current Liabilities		59.0	—	59.0

Long-term Borrowings	—	10.0	—	10.0		725.0	[3]		(10.0)[7]				725.0

Other Liabilities	—	1.1	—	1.1		—	[4]				[9]
Tax Payable to Members	—	—	—	—

Total Liabilities	—	70.1	—	70.1

Stockholder’s Equity / (Deficit)
Members’ Capital—Common Units		2.1	—	2.1			[1]		[6]		[8]		—

Members’ Capital—Preferred Units		—	—	—			[1]		[7]

Common Stock	—	—	—	—			[2]
Additional Paid-in Capital	—	—	—	—			[2]
							[4]				[8]

Members’ / Stockholder’s Equity / (Deficit)	—	2.1	—	2.1

TOTAL LIABILITIES AND CAPITAL	$—	$72.2	$—	$72.2	$							$

Notes to the Unaudited Pro Forma Consolidated Balance Sheet:

1.	Represents the adjustments to reflect the recapitalization of NCM LLC pursuant to which (i) existing members of NCM LLC will receive common membership units and preferred membership units in exchange for each outstanding common membership unit and (ii) NCM LLC will split the number of outstanding common membership units so that a common membership unit can be acquired with the proceeds from the initial offering of one share of our common stock after underwriting discounts and commissions.
2.	Represents the adjustments to reflect the net proceeds of this offering. The offering will result in (i) an increase in stockholder’s equity of $ million from the issuance of common stock at the estimated public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses.

3.	Reflects the adjustments related to the new senior secured credit facility under which NCM LLC will incur indebtedness (assumed to be $725 million) under a new term loan facility, after deducting deferred financing fees of $ million. The amount of the credit facility is subject to change prior to its closing. For further discussion, see “Financing Transaction.”

4.	Represents the reclassification of the liability under NCM LLC’s unit option plan to additional paid-in capital for the replacement of the currently outstanding unit options with NCM Inc. stock options, which options are expected to qualify for equity accounting.

5.	Represents an investment of $ million to acquire a % interest in NCM LLC.

6.	Represents the payment of $ million to the founding members in connection with the modification of the exhibitor services agreements, which will be accounted for as a special distribution because the acquisition of intangibles (such as contractual rights) from the founding members must be recorded as a distribution to the extent the payment exceeds the founding members’ historical cost of intangibles.

7.	With the proceeds from the senior secured credit facility, NCM LLC will repay $10.0 million outstanding as of September 28, 2006, under its existing credit facility and redeem all of the preferred membership units of the founding members in NCM LLC for an aggregate price of $ .

8.	Reflects the adjustments related to the expected consolidation of NCM LLC by NCM Inc., including the classification of the minority interest of NCM LLC as a reduction in NCM Inc.’s additional paid-in-capital. NCM LLC will have negative members’ equity because (i) the redemption of all of the preferred membership units will be for an amount in excess of total book value of members’ equity prior to the redemption and (ii) the payment of the net proceeds from the sale of membership units by NCM LLC to the founding members in connection with the modification of the exhibitor services agreements, which will be treated as a distribution. NCM Inc., as managing member of NCM LLC, expects to consolidate NCM LLC under the provisions of EITF Consensus 04-5. The minority interest will be included in stockholder’s deficit because negative minority interest cannot be recorded as an asset.

9.	As a result of the distributions made to the founding members in connection with the redemption of all of the preferred units and the payments made to the founding members in connection with the modification of the exhibitor services agreements, assets that are amortizable for federal income tax purposes, but not recognized under GAAP, will be created. NCM Inc. and the founding members will enter into a tax receivable agreement (see “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Tax Receivable Agreement”) under which NCM Inc. will effectively make cash payments to the founding members in amounts equal to % of NCM Inc.’s actual tax benefit realized as a result of this amortization. NCM Inc. will record a deferred tax asset equal to the future tax benefits of the tax amortization, estimated at $ million and a credit to additional paid-in capital estimated at $ million.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table sets forth our historical selected financial and operating data for the periods indicated.

The selected financial and operating data should be read together with the other information contained in this prospectus, including “Corporate History and Reorganization,” “Financing Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the audited historical financial statements and the notes thereto included elsewhere in this prospectus, and the unaudited historical interim consolidated financial statements and the notes thereto included elsewhere in this prospectus.

The statement of operations data for the nine months ended September 28, 2006, and the balance sheet data as of September 28, 2006, were derived from the audited financial statements of NCM LLC included elsewhere in this prospectus. The statement of operations data for the three months ended September 29, 2005 and September 28, 2006 were derived from unaudited financial statements of NCM LLC included elsewhere in this prospectus. The statement of operations data for the nine months ended December 29, 2005, and the balance sheet data as of December 29, 2005, were derived from the audited financial statements of NCM LLC included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2005, and the years ended December 30, 2004, and January 1, 2004, and the balance sheet data as of December 30, 2004, were derived from the audited financial statements of RCM, which are included elsewhere in this prospectus. The statement of operations data for the period ended December 26, 2002 and the balance sheet data as of December 26, 2002 and January 1, 2004 were derived from the unaudited financial statements of RCM, the predecessor entity to NCM LLC, which are not included in this prospectus. We do not present results for the nine months ended September 28, 2006, on a comparative basis to the nine months ended September 29, 2005, due to the first quarter of 2005 not including any advertising inventory for the AMC or Cinemark screens and due to differences in the structure of circuit share expense, both of which limit comparability of revenue and expenses for such reporting periods. RCM was formed in April 2002 and therefore there is no information for our predecessor entity for time periods prior to 2002. As a newly formed, nominally capitalized entity, we have had no operations to date and, therefore, the information below is presented only for NCM LLC and its predecessor company.

These historical financial statements do not reflect what our results of operations and financial position would have been had we been a stand-alone, public company for the periods presented. Specifically, our historical results of operations do not give effect to the matters set forth below:

•	the terms of our exhibitor services agreements, which differ from our prior contractual arrangements with our founding members and will have on going material significance to our results of operations, (i) assign legacy contracts to NCM LLC, (ii) make additional inventory of lobby promotions, CineMeetings and digital programming events available to NCM LLC on a pre-approved basis, (iii) make additional theatre advertising inventory available to NCM LLC, to sell such inventory at stated rates to the founding members in order for them to fulfill their on-screen advertising commitments to their beverage concessionaires, and (iv) change the formula for the calculation of the circuit share expense (known as the theatre access fee in the exhibitor services agreements as further described in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Exhibitor Services Agreements”);

•	adjustments to income tax provisions to account for our status as a taxable entity with an ownership interest in NCM LLC;

•	the elimination of non-recurring restructuring charges at NCN relating to the formation of NCM LLC;

•	the completion of the non-cash recapitalization of NCM LLC pursuant to which existing members of NCM LLC will receive common membership units and preferred membership units in exchange for each outstanding common membership unit;

•	the completion of the financing transaction, pursuant to which the preferred membership units to be issued to the founding members in a non-cash recapitalization of NCM LLC will be redeemed from the proceeds of a term loan that is part of our new senior secured credit facility;

•	the completion of the offering and the use of proceeds therefrom as set forth in this prospectus, including our acquisition of % of the common membership units in NCM LLC, which will be accounted for by our expected consolidation of NCM LLC; and

•	the payment by NCM LLC of $ of the proceeds it receives from us to our founding members for their agreeing to modify our payment obligations under our exhibitor services agreements.

	Predecessor—Regal CineMedia Corporation				National CineMedia, LLC
	Period Ended December 26, 2002	Year Ended January 1, 2004	Year Ended December 30, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 29, 2005	Six Months Ended September 29, 2005	Nine Months Ended September 28, 2006	Three Months Ended September 29, 2005	Three Months Ended September 28, 2006
	($ in millions, except total advertising contract value per founding member attendee)
Result of Operations Data
Revenue:
Advertising	$21.8	$65.2	$83.6	$15.6	$56.0	$28.4	$128.2	$15.8	$54.9
Administrative Fees—Members	—	—	—	—	30.8	23.2	4.3	10.4	0.8
Meetings and Events	2.7	7.0	11.5	2.1	11.7	6.1	12.5	2.4	4.8
Other	—	0.2	0.2	0.1	0.3	—	0.2	—	0.2

TOTAL REVENUE	24.5	72.4	95.3	17.8	98.8	54.1	145.2	28.6	60.7

Expenses:
Advertising Operating Costs	2.8	4.4	3.7	0.9	6.3	3.9	6.0	1.7	2.2
Meetings/Events Operating Costs	0.6	2.1	3.9	0.8	5.4	2.4	4.5	0.9	1.5
Network Costs	1.8	5.0	8.1	2.4	9.2	5.7	10.5	2.9	3.5
Circuit Share/Theatre Access Fee—Members	10.5	15.3	16.6	2.4	38.6	16.8	88.6	10.6	38.0
Selling and Marketing	4.1	11.7	15.9	4.4	24.9	15.1	27.9	7.6	9.6
Administrative	6.7	10.3	10.8	3.4	9.8	6.2	11.4	3.4	4.1
Deferred Stock Compensation	1.0	1.4	1.4	0.3	—	—	—	—	—
Severance Plan Costs	—	—	—	—	8.5	6.1	3.4	2.4	0.7
Depreciation	0.5	0.9	1.0	0.4	3.0	1.9	3.4	0.9	1.1
Other	—	—	—	—	—	—	0.4	—	0.4

TOTAL EXPENSES	28.0	51.1	61.4	15.0	105.7	58.1	156.1	30.4	61.1

Operating Income/ (Loss)	(3.5)	21.3	33.9	2.8	(6.9)	(4.0)	(10.9)	(1.8)	(0.4)
Interest Expense, Net	—	—	—	—	—	—	0.3	—	0.2

Income/(Loss) Before Income Taxes	(3.5)	21.3	33.9	2.8	(6.9)	(4.0)	(11.2)	(1.8)	(0.6)
Income Taxes	(1.4)	8.4	13.3	1.1	—	—	—	—	—

NET INCOME (LOSS)	$(2.1)	$12.9	$20.6	$1.7	$(6.9)	$(4.0)	$(11.2)	$(1.8)	$(0.6)

Other Financial Data

EBITDA(1)	$(3.0)	$22.2	$34.9	$3.2	$(3.9)	$(2.1)	$(7.5)	$(0.9)	$0.7
Adjusted EBITDA(1)	(2.0)	23.6	36.3	3.5	4.6	4.0	(3.0)	1.5	2.2
Adjusted EBITDA Margin(1)	NM	32.6%	38.1%	19.7%	4.7%	7.4%	NM	5.2%	3.6%
Capital Expenditures	$2.6	$1.3	$2.7	$1.4	$5.9	$3.1	$4.3	$1.8	$1.9

	Predecessor—Regal CineMedia Corporation				National CineMedia, LLC
	Period Ended December 26, 2002	Year Ended January 1, 2004	Year Ended December 30, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 29, 2005	Six Months Ended September 29, 2005	Nine Months Ended September 28, 2006	Three Months Ended September 29, 2005	Three Months Ended September 28, 2006
	($ in millions, except advertising contract value per founding member attendee)

Operating Data

Founding Member Screens at Period End(2)	5,663	6,045	6,273	6,258	9,696	9,693	12,039	9,693	12,039
Total Screens at Period End(3)	5,663	6,045	6,565	6,550	10,766	10,763	12,973	10,673	12,973
Digital Screens at Period End(4)	1,765	4,584	5,303	5,674	8,713	8,426	11,077	8,426	11,077
Advertising Contract Value	$21.8	$65.2	$83.6	$15.6	$144.0	$91.1	$141.6	$45.5	$57.4
Founding Member Attendance for Period (in millions)(5)	210.0	265.6	253.8	58.6	299.3	197.9	384.4	98.1	131.8
Total Advertising Contract Value per Founding Member Attendee(6)	$0.10	$0.25	$0.33	$0.27	$0.48	$0.46	$0.37	$0.46	$0.44

	Predecessor—Regal CineMedia Corporation				National CineMedia, LLC
	As of December 26, 2002	As of January 1, 2004	As of December 30, 2004	As of March 31, 2005	As of December 29, 2005	As of September 28, 2006
	($ in millions)
Balance Sheet Data
Receivables, Net	$10.0	$20.6	$28.8	$15.8	$36.6	$51.9
Property and Equipment, Net	2.1	2.5	4.2	5.2	10.0	11.6
Total Assets	13.0	28.0	49.4	48.2	48.8	72.2
Borrowings	0.0	0.0	0.0	0.0	1.3	10.0
Members’/Stockholder’s equity	6.0	18.9	39.5	41.2	9.8	2.1

Notes to the Selected Historical Financial and Operating Data

1. EBITDA, adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures used by management to measure operating performance. EBITDA represents net income (loss) before net interest expense, income tax provision (benefit), and depreciation and amortization expense. Adjusted EBITDA excludes from EBITDA severance plan costs, non-cash unit based costs and deferred stock compensation. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenue. EBITDA and adjusted EBITDA do not reflect the Loews payments discussed in the following paragraph, which after this offering will be included in the calculation of adjusted EBITDA to determine our compliance with financial covenants under our new senior secured credit facility. See “Financing Transaction.”

On January 26, 2006, AMC completed the acquisition of Loews. Loews has a pre-existing contract with another cinema advertising provider through May 31, 2008. Therefore, the Loews screens will become part of our national theatre network on an exclusive basis beginning on June 1, 2008 (subject to the run-out of certain pre-existing contractual obligations for on-screen advertising existing on May 31, 2008). In accordance with a Loews screen integration agreement to be entered into between us and AMC, AMC will pay us an amount that approximates the EBITDA we would have generated if we were able to sell advertising in the Loews theatre chain on an exclusive basis commencing on the date of this offering and NCM LLC will issue to AMC common membership units in NCM LLC prior to the completion of this offering. The number of common membership units to be issued to AMC is calculated by multiplying the total number of NCM LLC common membership units outstanding by a ratio of theatre screens and patrons at Loews theaters compared to the total number of theatre screens and patrons at all founding members’ theatres. These Loews payments will be made on a quarterly basis beginning at the completion of the offering until May 31, 2008 and will be recorded directly to our members’ equity accounts and it will not be reflected in NCM LLC’s statements of operations. For the three months ended September 28, 2006 the Loews payment would have been $             million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company Following the Completion of this Offering—Loews Payments” for additional discussion regarding the Loews payments.

We have included EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus to provide investors with supplemental measures of our operating performance and information about the calculation of some of the financial covenants that will be contained in our new senior secured credit facility. We believe EBITDA, adjusted EBITDA and adjusted EBITDA margin are important supplemental measures of operating performance because they eliminate items that have less bearing on our operating performance and so highlight trends in our core business that may not otherwise be apparent when relying solely on generally accepted accounting principles, or GAAP, financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA, adjusted EBITDA and adjusted EBITDA margin in the evaluation of issuers, many of which present EBITDA, adjusted EBITDA and adjusted EBITDA margin when reporting their results. Also, because of the significant changes in our operating results that will result from our acquisition of an interest in NCM LLC, the changes in the exhibitor services agreements and the financing transaction, we disclose pro forma EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus.

Adjusted EBITDA including the Loews payments is a material component of the covenants that will be imposed on us by the new senior secured credit facility. Under the new senior secured credit facility, we will be subject to financial covenant ratios that will be calculated by reference to adjusted EBITDA including the Loews payments. Non-compliance with the financial covenants contained in the senior secured credit facility could result in a default, an acceleration in the repayment of amounts outstanding and a termination of the lending commitments under the senior secured credit facility. For a description of required financial covenant levels and actual ratio calculations based on adjusted EBITDA including the Loews payments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company Following the Completion of this Offering—Loews Payments.”

EBITDA, adjusted EBITDA and adjusted EBITDA margin are not presentations made in accordance with GAAP. As discussed above, we believe that the presentation of EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus is appropriate. However, when evaluating our results, you should not consider EBITDA, adjusted EBITDA and adjusted EBITDA margin in isolation of, or as a substitute for, measures of our financial performance as determined in accordance with GAAP, such as net income (loss). EBITDA, adjusted EBITDA and adjusted EBITDA margin have material limitations as performance measures because they exclude items that are necessary elements of our costs and operations. Because other companies may calculate EBITDA, adjusted EBITDA and adjusted EBITDA margin differently than we do, EBITDA, adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly-titled measures reported by other companies.

The following table reconciles net income (loss) to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods presented:

	Predecessor—Regal CineMedia Corporation				National CineMedia, LLC
	Period Ended December 26, 2002	Year Ended January 1, 2004	Year Ended December 30, 2004	Three Months Ended March 31, 2005	Nine Months Ended December 29, 2005	Nine Months Ended September 28, 2006	Three Months Ended September 29, 2005	Three Months Ended September 28, 2006
	($ in millions)
Net Income (Loss)	$(2.1)	$12.9	$20.6	$1.7	$(6.9)	$(11.2)	$(1.8)	$(0.6)
Income Taxes	(1.4)	8.4	13.3	1.1	—	—	—	—
Interest Expense, Net	—	—	—	—	—	0.3	—	0.2
Depreciation	0.5	0.9	1.0	0.4	3.0	3.4	0.9	1.1

EBITDA	$(3.0)	$22.2	$34.9	$3.2	$(3.9)	$(7.5)	$(0.9)	$0.7

Severance Plan Costs	—	—	—	—	8.5	3.4	2.4	0.7
Share-based Compensation	—	—	—	—	—	1.1	—	0.8
Deferred Stock Compensation	1.0	1.4	1.4	0.3	—	—	—	—

Adjusted EBITDA	$(2.0)	$23.6	$36.3	$3.5	$4.6	$(3.0)	$1.5	$2.2

Adjusted EBITDA Margin*	NM	32.6%	38.1%	19.7%	4.7%	NM	5.2%	3.6%

*	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenue.

2. Represents the total number of screens within our advertising network operated by our founding members. Excludes Loews and Century screens for all periods presented.

3. Represents the sum of founding member screens and network affiliate screens.

4. Represents the total number of screens which are connected to our digital content network.

5. Represents the total attendance within our advertising network in theatres operated by our founding members. Excludes Loews and Century screens for all periods presented. The Loews and Century total attendance for the three and nine months ended September 28, 2006 were approximately 16.2 million and 12.5 million, and 48.5 million and 36.9 million, respectively.

6. Includes advertising revenue plus legacy contract value for all historical periods. Excludes $3.7 million of revenue related to the beverage concessionaire agreements for Cinemark in the pro forma period ended December 29, 2005, and $1.3 million and $3.8 million of revenue related to the beverage concessionaire agreements for Loews in the pro forma three and nine months ended September 28, 2006, as attendees for Cinemark and Loews were not included during those periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Our historical financial data discussed below reflects the historical results of operations and financial position of NCM LLC. Accordingly, the historical financial data does not give effect to the reorganization, the completion of this offering and the financing transaction. See “Corporate History and Reorganization,” “Financing Transaction” and “Unaudited Pro Forma Financial Information” included elsewhere in this prospectus.

Overview

Our revenue is principally derived from the sale of advertising and, to a lesser extent, from our CineMeetings and digital programming events businesses. Upon completion of this offering, we will have long-term exhibitor services agreements with our founding members—AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the United States—and multi-year agreements with several other theatre operators that provide access to their theatres to distribute our content, whom we refer to as network affiliates. The exhibitor services agreements grant us exclusive rights, subject to limited exceptions, to sell advertising and meeting services and distribute entertainment programming in those theatres using our digital content network technology. The network affiliate agreements grant us exclusive rights, subject to limited exceptions, to sell advertising on their theatre screens. Most of our advertising, CineMeetings and digital programming events are distributed to these theatres over our proprietary digital content network.

Our national on-screen and lobby entertainment network advertising contracts with clients typically specify the number of theatre attendees, or impressions, to be delivered for a four- or five-week advertising campaign and the unit price per thousand impressions, or CPM, for a 30-second advertising unit. Our regional and local on-screen advertising contracts with clients typically specify the number of screens, duration of time (typically one to several weeks) and the unit price (typically a cost per screen per week) for an advertising campaign. Typically there are a minimum of 11 national 30-second advertising units and a minimum of 14 local 15-second units available in any advertising campaign within the FirstLook pre-feature program. The number of national or local units can be expanded to a certain extent depending on market demand. Programming on our lobby entertainment network consists of an approximately 30 minute loop of content segments and advertising. Our lobby promotions contracts are based on a standardized rate card for each product that typically specifies the number of impressions to be delivered. Our CineMeetings revenue is derived from the rental of theatre auditoriums, and the provision of catering services and network and audio visual services that are sold as part of our meeting and event services. Our digital programming revenue is derived from the sale of tickets to the general public for music, sporting and other entertainment events and the sale of event sponsorships for an individual event or a series of events.

Our advertising rates are generally based on either contracts with our content partners and other advertisers or are driven by the demand in the advertising marketplace, including television and other segments of national, regional and local advertising. Our national on-screen CPMs vary by the time of year and the placement within our pre-feature program. Our founding members and certain of our network affiliates report to us each theatre’s attendance by film and film rating category on a weekly or monthly basis. The number of people in the auditorium at the time an advertisement is presented is based on the exhibitor’s attendance reports. We calculate the number of impressions delivered against advertising contracts by multiplying the attendance data received from the exhibitors by the number of patrons in their seat at a given time prior to the advertised show time. The percentage is based on independent third-party research. If, during any contract period we under-deliver the number of contracted impressions, we will be obligated to either provide “make-good” advertising units in a subsequent period (and defer the recognition of the related revenue) or refund a pro rata portion of the contract amount in cash to the client. Historically, in the majority of cases, clients have asked us to “make-good” rather than to refund cash.

To monitor our national advertising business, our management team typically reviews the average CPMs per 30-second units sold within the FirstLook pre-feature program or lobby entertainment network and the percentage of impressions sold of total available impressions as a measure of inventory utilization. We also monitor the local and regional average rates per screen per week and number of units sold per theatre. Our primary management metrics for the CineMeetings business include the number of events and the revenue per event location. To monitor our digital programming events business revenue, we typically track the number of tickets sold, average ticket prices, revenue per location and events per given period. EBITDA, adjusted EBITDA and adjusted EBITDA margin are also measures used by management to measure operating performance.

The significant expenses associated with our business historically have included (i) selling and marketing expenses, (ii) network operations and maintenance costs, (iii) advertising and event costs, (iv) administrative costs and (v) “circuit share” expenses to our founding members under the current agreements with our founding members. Our selling and marketing expenses include the base salaries and commissions of our advertising sales staff and expenses associated with marketing, public relations and research departments. Network operations and maintenance costs relate to the personnel and other costs associated with our content production and post-production activities, costs associated with operating our network operations center, satellite bandwidth costs and maintenance of the network software and hardware. Advertising and event costs relate primarily to production and fulfillment of non-digital advertising and payments based on a sharing of revenue with our network affiliates and the direct costs associated with CineMeetings and digital programming events. Circuit share payments are the payments made to our founding members for the right to provide our services in their theatres using our digital content network and prior to this offering have represented substantially all of our earnings before interest, income taxes, depreciation and amortization, or EBITDA. Our administrative costs primarily consist of salaries and bonuses for our administrative staff and occupancy costs. In connection with the completion of this offering, we will enter into 30-year exhibitor services agreements (with a right of first refusal, which begins one year prior to the end of the term of the agreement) with each of our founding members. The exhibitor services agreements will provide for the payment of a theatre access fee, in lieu of circuit share expense, comprised of a payment per theatre attendee and a payment per digital screen, both of which escalate over time, but which are expected to result in significantly lower payments as a percentage of our revenue than have been required historically.

Our operating results may be affected by a variety of internal and external factors and trends described more fully below:

•	Pre-feature show content. We have sought to make our FirstLook pre-show both entertaining for theatre audiences and an effective advertising platform for our clients. If the theatre audiences or advertisers do not respond as we anticipate to our pre-feature show format or content, our advertising revenue could be adversely affected.

•	Trends in advertising. As advertisers continue to shift spending to non-traditional, targeted media platforms from traditional media such as television, newspapers and billboards, our advertising business could benefit from this trend.

•	Theatre attendance. Theatre attendance depends to a significant degree on the quality of the motion pictures distributed by the movie studios to the film exhibitors as well as the development of other distribution platforms. Although theatre attendance declined from 2001 to 2005, during this time, cinema advertising revenues significantly increased as a result of better visibility of the medium and the use of digital technology, which enhanced the reach and overall value proposition of cinema advertising. However, as cinema advertising matures, this trend may not continue and our revenue growth rates may decline as theatre attendance declines.

•	Addition of theatres. As theatres are added to our digital in-theatre network (either as our founding members acquire theatres such as in the case of the Century acquisition or as we add new network affiliates), due to the scalable nature of our business, we expect our revenues to increase with minimal additional capital or operating expenditures.

•	Growth of our meetings and digital programming businesses. Our ability to grow our meetings and digital programming businesses depends on our success in growing our customers’ awareness of these services through effective marketing.

We have a 52-week or 53-week fiscal year ending on the first Thursday after December 25. Fiscal years 2004, 2005 and 2006 contained 52 weeks, while fiscal year 2003 contained 53 weeks. Throughout this prospectus, we refer to our fiscal years as set forth below:

Fiscal Year Ended	Reference in this Prospectus
December 28, 2006	2006
December 29, 2005	2005
December 30, 2004	2004
January 1, 2004	2003

Our Company Following the Completion of this Offering

Prior to the completion of this offering, NCM LLC has been wholly-owned by our founding members. In connection with this offering, we will purchase newly issued common membership units from NCM LLC and will become a member and the sole manager of NCM LLC. We intend to enter into several agreements to effect the reorganization and the financing transaction and to define and regulate the relationships among NCM LLC and the founding members after the completion of these transactions. For more information about the agreements discussed below and the other agreements between us, NCM LLC and the founding members, see “Certain Relationships and Related Party Transactions—Transactions with Founding Members.”

Exhibitor Services Agreements

The exhibitor services agreements that we and the founding members will enter into in connection with this offering will significantly change the structure of NCM LLC’s payments to the founding members. Under the current contractual arrangements, NCM LLC makes quarterly circuit share payments to the founding members based on varying percentages of advertising revenue. Under the exhibitor services agreements, we will make monthly theatre access fee payments to the founding members, comprised of a payment per theatre attendee of $0.07 which will increase by 8% every five years with the first such increase taking effect after the end of fiscal 2011 and a payment per digital screen of $66.67 which will increase 5% per year beginning at the end of fiscal 2007. The theatre access fee paid in the aggregate to all founding members annually will not be less than 12% of NCM LLC’s aggregate annual advertising revenue as defined in the exhibitor services agreements, or it will be adjusted upward to reach this minimum payment. The theatre access fee will replace the current circuit share expenses, which will significantly reduce the contractual amounts paid to our founding members from the historical amounts. Also, under the modified exhibitor services agreements, NCM LLC revenue will increase significantly due to the payments from the founding members for the display of up to 90 seconds of on-screen advertising under beverage concessionaire agreements at an agreed upon rate. For more information on the exhibitor services agreements, see “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Exhibitor Services Agreements.”

Loews Payments

On January 26, 2006, AMC acquired the Loews theatre circuit. The Loews screen integration agreement, which will be entered into between NCM LLC and AMC in connection with this offering, will commit AMC to cause the theatres it acquired from Loews to participate in the exhibitor services agreements beginning on June 1, 2008. These U.S.-based Loews screens will become part of our national advertising network on an exclusive basis beginning on June 1, 2008, following the expiration of Loews’ pre-existing contract with another cinema advertising provider. The Loews theatres will be subject to the following limitations: (i) during the period beginning on June 1, 2008 through November 30, 2008, the run-out of on-screen advertising and entertainment content and (ii) during the period beginning on December 1, 2008 through February 28, 2009, the right of the prior advertising provider to up to one minute of advertising during the pre-feature show, in each case, for pre-existing contractual obligations that exist on May 31, 2008. In accordance with a Loews screen integration agreement to be entered into between us and AMC, AMC will pay us an amount that approximates the EBITDA we would have generated if we were able to sell advertising in the Loews theatre chain on an exclusive basis commencing on the date of this offering. Prior to the completion of this offering, NCM LLC will re-allocate the common membership units in NCM LLC, among the founding members, to reflect the payments to be made by AMC pursuant to the terms of the Loews screen integration agreement. The number of common membership units to be allocated to AMC is calculated by multiplying the total number of NCM LLC common membership units outstanding by a ratio of theatre screens and patrons at Loews theatres compared to the total number of theatre screens and patrons at all founding member theatres. These Loews payments will be made on a quarterly basis for a specified time period beginning at the completion of the offering until May 31, 2008 and for the three months ended September 28, 2006, would have been $             million. The payments, for accounting purposes, will be recorded directly to our members’ equity accounts and will not be reflected in NCM LLC’s statements of operations.

Debt Financings

In connection with entering into the senior secured credit facility under which NCM LLC will borrow $             million, as discussed in “Financings—New senior secured credit facility.” NCM LLC expects interest expense to increase significantly based on the outstanding level of the facility as compared to our historical borrowing levels.

Other

Subsequent to the completion of the offering, we expect administrative costs to increase compared to expenses incurred as a private company. These incremental costs include regulatory filing and compliance costs, salaries and benefits costs for additional staffing, additional insurance costs and costs of investor relations.

Basis of Presentation

Our historical financial information discussed herein has been derived from the financial statements and accounting records of NCM LLC for the nine months ended December 29, 2005, the three and nine months ended September 28, 2006, and the three months ended September 29, 2005, and from the financial statements and accounting records of our predecessor company RCM for the fiscal years ended January 1, 2004 and December 30, 2004 and for the three months ended March 31, 2005.

Results of Operations

The following table summarizes our historical results of operations and the results of operations of RCM:

	Predecessor-Regal CineMedia Corporation			National CineMedia, LLC
	Years Ended		Three Months Ended March 31, 2005	Nine Months Ended December 29, 2005	Nine Months Ended September 28, 2006	Three Months Ended
	January 1, 2004	December 30, 2004				September 29, 2005	September 29, 2006
	($ in millions)
Revenue:
Advertising	$65.2	$83.6	$15.6	$56.0	$128.2	$15.8	$54.9
Administrative Fees—Members	—	—	—	30.8	4.3	10.4	0.8
Meetings and Events	7.0	11.5	2.1	11.7	12.5	2.4	4.8
Other	0.2	0.2	0.1	0.3	0.2	—	0.2

TOTAL REVENUE	72.4	95.3	17.8	98.8	145.2	28.6	60.7

Expenses:
Operating Costs	11.5	15.7	4.1	20.9	21.4	5.5	7.6
Selling and Marketing Costs	11.7	15.9	4.4	24.9	27.9	7.6	9.6
Circuit Share Costs—Members	15.3	16.6	2.4	38.6	88.6	10.6	38.0
Administrative Costs	10.3	10.8	3.4	9.8	11.4	3.4	4.1
Deferred Stock Compensation and Severance Plan Costs	1.4	1.4	0.3	8.5	3.4	2.4	0.7
Depreciation and Amortization	0.9	1.0	0.4	3.0	3.4	0.9	1.1

TOTAL EXPENSES	51.1	61.4	15.0	105.7	156.1	30.4	61.1

Operating Income (Loss)	21.3	33.9	2.8	(6.9)	(10.9)	(1.8)	(0.4)
Interest Expense, Net	—	—	—	—	0.3	—	0.2

Income/(Loss) Before Income Taxes	21.3	33.9	2.8	(6.9)	(11.2)	(1.8)	(0.6)
Income Taxes	8.4	13.3	1.1	—	—	—	—

NET INCOME (LOSS)	$12.9	$20.6	$1.7	$(6.9)	$(11.2)	$(1.8)	$(0.6)

Factors Affecting Comparability of Results of Operations

Our predecessor company, RCM, provided advertising services to the Regal theatre circuit during fiscal 2002, 2003, 2004, and the first quarter of fiscal 2005. Additionally, beginning in October 2004, RCM provided advertising services to one network affiliate.

NCM LLC was formed on March 29, 2005, by AMC and Regal as a joint venture that combined the cinema advertising and meetings and events operations of Regal’s subsidiary, RCM, and the cinema advertising operations of AMC’s subsidiary, NCN. On July 15, 2005, Cinemark joined NCM LLC as a founding member. Upon becoming a member of NCM LLC, each founding member entered into an exhibitor services agreement with NCM LLC, which will remain in effect until the founding members enter into new exhibitor services agreements upon the completion of this offering. Because Cinemark had a pre-existing contract with another cinema advertising provider, NCM LLC began selling advertising for Cinemark’s screens on an exclusive basis beginning on January 1, 2006, subject to the run-out of certain pre-existing contractual obligations for on-screen advertising through April 1, 2006. By May 2006, all of Cinemark’s digital screens were connected to our digital content network.

The significant growth in the number of theatres for which advertising services were provided during the above periods limits the comparability as follows:

•	for fiscal 2003 and 2004, the operating results of RCM, our predecessor, are comparable.

•	fiscal 2004 and fiscal 2005 are not comparable, primarily due to the addition of the AMC theatre circuit and additional network affiliates contributed by AMC to RCM’s existing network as of April 1, 2005, the time of the formation of NCM LLC.

•	the three months ended September 28, and the three months ended September 29, 2005 are not comparable because of the addition of the Cinemark theatre circuit to our network.

•	the nine months ended September 28, 2006 and the nine months ended September 29, 2005 are not comparable because of the addition of the AMC theatre circuit and additional network affiliates as of April 2005, as well as the addition of the Cinemark theatre circuit in January 2006.

On October 5, 2006, Cinemark completed the acquisition of the Century theatre circuit and the Century screens have been added to our network on an exclusive basis upon completion of the acquisition. The addition of the Century theatre network will affect the comparability of future results.

At our formation, each of AMC and Regal retained their pre-existing advertising contracts and we administered those contracts on behalf of those founding members for an administrative fee equal to 35% of total revenue through December 29, 2005 and 32% thereafter. Over time as these “legacy” advertising contracts were fulfilled and we entered into new contracts directly with advertisers, the administrative fees declined and our advertising revenue increased. The total underlying legacy contract value was approximately equal to our administrative fees during that period divided by the appropriate administrative fee percentage. Therefore, we believe the most meaningful metric to ascertain the growth of our advertising revenue among all historical periods presented is the total amount of our advertising revenue plus the legacy contract value. We also refer to total advertising contract value, divided by the total number of founding member attendees as total advertising contract value per founding member attendee. We believe this metric is helpful to analyze advertising revenue performance across our reporting periods, and provides a measure of revenue which is independent of the number of theatres in our network for which advertising services are being provided.

The increases in the size of the network, as well as differences in the structure of circuit share expense, limit the comparability of operating expenses for all reporting periods except for fiscal 2004 and fiscal 2003. Therefore, certain components of operating expenses, including selling and marketing, administrative, and depreciation expense, will be analyzed on the basis of cost per founding member attendee. Deferred stock compensation and severance plan costs are not generally related to the number of founding member attendees. Deferred stock compensation expense was recorded by RCM and relates to Regal stock option grants made to RCM employees. At the time of the formation of NCM LLC, remaining unvested in-the-money Regal stock option grants were converted to a series of cash payments to each option grantee, subject to a continuation of employment requirement, and have been accounted for as an expense by NCM LLC. These costs declined from $2.4 million during the three months ended September 29, 2005 to $0.7 million during the three months ended September 28, 2006, and will continue to decline as the participants in the severance plan receive their final payments.

Circuit share expense is currently recorded as a percentage of revenue based upon the exhibitor services agreements between NCM LLC and the founding members. Before the formation of NCM LLC, when RCM operated as a stand-alone entity, payments were made to RCM’s parent, Regal, through inter-company transfers which are described as circuit share expense in the table above. Upon the completion of this offering, the circuit share expense currently paid by NCM LLC to the founding members will be converted to a theatre access fee calculated as described above in connection with the amendment and restatement of the exhibitor services agreements. Since circuit share expense is a significant portion of operating expenses, it is discussed as a separate category in the Results of Operations discussion below.

The following table presents total advertising contract value and operating expenses per founding member attendee for the periods presented, which will be discussed further below.

	Predecessor-Regal CineMedia Corporation		National CineMedia, LLC
	Years Ended		Nine Months Ended December 29, 2005	Nine Months Ended		Three Months Ended
	January 1, 2004	December 30, 2004		September 29, 2005	September 28, 2006	September 29, 2005	September 28, 2006
Total Advertising Contract Value ($ in millions)	$65.2	$83.6	$144.0	$106.7	$141.6	$45.5	$57.4
Total Advertising Contract Value per Founding Member Attendee*	$0.25	$0.33	$0.48	$0.42	$0.37	$0.46	$0.44
Total Operating Expenses per Founding Member Attendee*	$0.13	$0.17	$0.20	$0.19	$0.17	$0.18	$0.17

*	For the years ended January 1, 2004 and December 30, 2004, founding member attendees were comprised of Regal attendees only.

Results of Operations

Three months ended September 28, 2006 and September 29, 2005

Revenue. Total revenue increased from $28.6 million during the three months ended September 29, 2005 to $60.7 million during the three months ended September 28, 2006, an increase of $32.1 million, or 112.2%. This increase was primarily a result of higher national advertising CPMs and an increase in founding member theatres due to the addition of Cinemark, as well as a decrease in legacy contracts and a 100% increase in CineMeetings revenue. Total advertising contract value increased from $45.5 million during the three months ended September 29, 2005 to $57.4 million during the three months ended September 28, 2006, an increase of $11.9 million, or 26.2%. This increase was primarily a result of higher national advertising CPMs and an increase in founding member theatres. Total advertising contract value per founding member attendee decreased from $0.46 during the three months ended September 29, 2005 to $0.44 during the three months ended September 28, 2006, a decrease of $0.02, or 4.4%. This decrease was primarily due to the addition of Cinemark as a founding member and the absorption of those additional screens into our sales process, offset by higher national advertising CPMs.

Operating expenses. Total operating expenses increased from $17.4 million during the three months ended September 29, 2005 to $22.4 million during the three months ended September 28, 2006, an increase of $5.0 million, or 28.7%. This increase was primarily due to the addition of the Cinemark theatres to our network and increased affiliate and sales commission expense related to higher revenues. Total operating expenses per founding member attendee decreased from $0.18 during the three months ended September 29, 2005 to $0.17 during the three months ended September 28, 2006, a decrease of $0.01, or 5.6%. This decrease was primarily due to the better absorption of fixed operating expenses on the additional Cinemark theatres.

Circuit share expense. Circuit share expense increased from $10.6 million for the three months ended September 29, 2005 to $38.0 million for the three months ended September 28, 2006, an increase of $27.4 million, or 258.5%. The increase in circuit share expense was primarily due to the increase in levels of revenue during the period, as discussed above, and to a lesser extent, due to the change in the structure of the circuit share agreement which increased the circuit share rate from 65% in 2005 to 68% in 2006. As noted above, upon completion of this offering, the circuit share expense currently paid to the founding members will be converted to a theatre access fee, which is expected to result in significantly lower expense.

Net income (loss). Net loss decreased from $1.8 million during the three months ended September 29, 2005 to $0.6 million during the three months ended September 28, 2006, a decrease of $1.2 million, or 66.7%. Higher total revenue was offset by an increase in staffing and infrastructure to support current and anticipated future growth by the Company, and an increase in the percentage of circuit share costs as a percentage of total revenue. The increase in circuit share expense as a percentage to total revenue is due to changes in the percentage of the circuit share expense, as well as a decline in legacy revenue, which decreased administrative fees but increased circuit share expense. The decrease in the net loss, is primarily due to the decrease in the level of deferred stock compensation and severance plan compensation costs, which decreased due to the change in the plan between years.

Nine months ended September 28, 2006 and September 29, 2005

For purposes of this analysis, the revenue, advertising contract value, operating expenses, circuit share expense and net income (loss) of NCM LLC for the six months ended September 29, 2005 will be added to the same items of RCM for the three months ended March 31, 2005 to derive the total advertising contract value and total operating expenses for the nine months ended September 29, 2005.

Revenue. Total revenue increased from $71.9 million during the nine months ended September 29, 2005 to $145.2 million during the six months ended September 28, 2006, an increase of $73.3 million, or 101.9%. This increase was primarily a result of higher national advertising CPMs and the addition of the AMC and Cinemark theatres to our network, as well as a decrease in legacy contracts. Total advertising contract value increased from $106.7 million during the nine months ended September 29, 2005 to $141.6 million during the nine months ended September 28, 2006, an increase of $34.9 million, or 32.7%. This increase was primarily a result of higher national advertising CPMs and the expansion of our network. Total advertising contract value per founding member attendee decreased from $0.42 during the nine months ended September 29, 2005 to $0.37 during the nine months ended September 28, 2006, a decrease of $0.05, or 11.9%. This decrease was the result of the impact of restrictions on our ability to sell national advertising on Cinemark’s screens between January 1, 2006 and April 1, 2006, coupled with slight reductions in local advertising inventory utilization as the existing Cinemark clients were transitioned to our FirstLook format and revenue reductions related to the expiration of certain network affiliate agreements which we chose not to renew.

Operating expenses. Total operating expenses increased from $47.5 million during the nine months ended September 29, 2005 to $64.1 million during the nine months ended September 28, 2006, an increase of $16.6 million, or 34.9%. This increase was primarily due to the addition of the Cinemark and AMC theatres to our network and increased affiliate and commission expense related to higher revenues. Total operating expenses per founding member attendee decreased from $0.19 during the nine months ended September 29, 2005 to $0.17 during the nine months ended September 28, 2006, a decrease of $0.02, or 10.5%. This decrease was primarily due to the addition of Cinemark as a founding member and the absorption of those additional screens into our sales process.

Circuit share expense. Circuit share expense increased from $19.2 million for the nine months ended September 29, 2005 to $88.6 million for the nine months ended September 28, 2006, an increase of $69.4 million, or 361.5%. The increase in circuit share expense was primarily due to the increase in levels of revenue during the period, as discussed above, and to a lesser extent, due to the change in the structure of the circuit share agreement which increased the circuit share rate from 65% in 2005 to 68% in 2006. As noted above, upon completion of this offering, the circuit share expense currently paid to the founding members will be converted to a theatre access fee, which is expected to result in significantly lower expense.

Net income (loss). Net loss increased from $2.3 million during the nine months ended September 29, 2005 to $11.2 million during the nine months ended September 28, 2006. Higher total revenue was more than offset by an increase in operating expenses, due to growth experienced by the company, and an increase in the percentage of circuit share costs as a percentage of total revenue. The increase in circuit share expense as a percentage of total revenue is due to changes in the percentage of the circuit share expense, as well as a decline in legacy revenue, which decreased administrative fees but increased circuit share expense. As noted, the comparability of the net income of the period is also limited due to the addition of the AMC theatre circuit in the second quarter of 2005 and the acquisition of the Cinemark theatres to our network in 2006.

Years ended December 29, 2005 and December 30, 2004

For purposes of this analysis, the revenue, advertising contract value, operating expenses and net income (loss) of NCM LLC for the nine months ended December 29, 2005 will be added to the same items of RCM for the three months ended March 31, 2005 to derive the total revenue, total advertising contract value and total operating expenses (in total and per founding member attendee) for the year ended December 29, 2005.

Revenue. Total revenue increased from $95.3 million during fiscal 2004 to $116.6 million during the twelve months ended December 29, 2005, an increase of $21.3 million, or 22.4%. Total advertising contract value increased from $83.6 million during fiscal 2004 to $159.6 million during the twelve months ended December 29, 2005, an increase of $76.0 million, or 90.9%. This increase in total revenue and total advertising contract value was primarily due to the expansion of our network with the addition of AMC theatres in 2005, as well as the expansion of our national advertising client base, accompanied by increased regional advertising revenue due to the expansion of the regional on-screen inventory and the local advertising sales team. In addition, total advertising contract value increased by a greater amount than total revenue due to the creation of the legacy contract concept at the formation of NCM LLC in 2005. Total advertising contract value per founding member attendee increased from $0.33 during fiscal 2004 to $0.45 during the twelve months ended December 29, 2005, an increase of $0.12, or 36.4%. This increase resulted from the expansion of our national advertising client base and increased CPM’s, accompanied by increased regional advertising revenue due to the expansion of the regional on-screen inventory and the local advertising sales team.

Operating expenses. Total operating expenses increased from $43.4 million during fiscal 2004 to $70.9 million during the twelve months ended December 29, 2005, an increase of $27.5 million, or 63.4%. This increase was primarily due to the expansion of our network with the addition of AMC theatres in 2005, accompanied by incremental expenses related to the greater number of network affiliate agreements as well as increased payroll and sales commission expense due to the growth in local sales personnel. Total operating expenses per founding member attendee increased from $0.17 during fiscal 2004 to $0.20 during the twelve months ended December 29, 2005, an increase of $0.03, or 17.6%. This increase was primarily due to incremental expenses related to the greater number of network affiliate agreements, as well as increased payroll and sales commission expense due to the growth in local sales personnel. This increase resulted from increased operating and sales and marketing expenses related to the increase in the number of theatres, accompanied by incremental expenses related to the greater number of network affiliate agreements, offset by better absorption of fixed costs.

Net income (loss). Net income decreased from $20.6 million during the year ended December 30, 2004 to a net loss of $5.2 million during the year ended December 29, 2005, a decrease of $25.8 million. Despite higher total revenue, the decrease is primarily due to an increase in operating expenses related to the growth experienced by NCM LLC during the last 9 months of fiscal 2005, as well as the impact of the increase in the percentage of circuit share expense. The increase in circuit share expense relates to the establishment of the circuit share structure effective as of the formation of NCM LLC, March 2005. As RCM was a wholly-owned subsidiary of Regal, no formal agreement existed and thus all payments from RCM to Regal were related to inter-company transfers of available cash. As noted, the comparability of the net income of the period is also limited due to the addition of the AMC theatre circuit in the second quarter of 2005.

Years ended December 30, 2004 and January 1, 2004

Revenue. Total revenue of RCM increased from $72.4 million during the year ended January 1, 2004 to $95.3 million during the year ended December 30, 2004, an increase of $22.9 million, or 31.6%. This increase was primarily due to the expansion of RCM’s digital network capabilities and advertising client base, accompanied by significant growth in CineMeetings due to an increased number of events. Total advertising contract value of RCM increased from $65.2 million during the year ended January 1, 2004 to $83.6 million during the year ended December 30, 2004, an increase of $18.4 million, or 28.2%. Total advertising contract value per founding member attendee increased from $0.25 during the year ended January 1, 2004 to $0.33 in the year ended December 30, 2004, an increase of $0.08, or 32.0%. The expansion of RCM’s digital network capabilities and advertising client base were the primary reason for the increase in total advertising contract value and total advertising contract value per founding member attendee.

Operating expenses. Total operating expenses of RCM increased from $34.4 million during the year ended January 1, 2004 to $43.4 million during the year ended December 30, 2004, an increase of $9.0 million, or 26.2%. This increase was primarily due to growth in operating and sales commission expenses resulting from the higher revenue levels and the greater numbers of screens included in the digital content network. Total operating expenses per founding member attendee increased from $0.13 during the year ended January 1, 2004 to $0.17 in the year ended December 30, 2004, an increase of $0.04, or 30.8%. This increase was due to operating and sales commission expenses resulting from the higher revenue levels.

Net income. Net income of RCM increased from $12.9 million during the year ended January 1, 2004 to $20.6 million during the year ended December 30, 2004, an increase of $7.7 million, or 59.7%. The increase is primarily due to increased revenue and better absorption of fixed cost.

EBITDA

EBITDA, adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures used by management to measure operating performance. EBITDA represents net income (loss) before net interest expense, income tax benefit (provision), and depreciation and amortization expense. Adjusted EBITDA excludes from EBITDA severance plan costs, non-cash unit based costs and deferred stock compensation. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenue. EBITDA and adjusted EBITDA do not reflect the Loews payments discussed above, which after this offering will be included in the calculation of adjusted EBITDA including the Loews payments to determine our compliance with financial covenants under our new senior secured credit facility. See “Financing Transaction.” AMC will make Loews payments to NCM LLC pursuant to the Loews screen integration agreement, which for the three months ended September 28, 2006, would have been $             million. See “—Our Company Following the Completion of This Offering—Loews Payments” for additional discussion regarding the Loews payments.

We have included EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus to provide investors with supplemental measures of our operating performance and because they are the basis for an important financial covenant that will be contained in our new senior secured credit facility. We believe EBITDA, adjusted EBITDA and adjusted EBITDA margin are important supplemental measures of operating performance because they eliminate items that have less bearing on our operating performance and so highlight trends in our core business that may not otherwise be apparent when relying solely on generally accepted accounting principles, or GAAP, financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA, adjusted EBITDA and adjusted EBITDA margin in the evaluation of issuers, many of which present EBITDA, adjusted EBITDA and adjusted EBITDA margin when reporting their results. Also, because of the significant changes in our operating results that will result from our acquisition of an interest in NCM LLC, the changes in the exhibitor services agreements and the financing transaction, we disclose pro forma EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus. See “Unaudited Pro Forma Financial Information.”

EBITDA, adjusted EBITDA and adjusted EBITDA margin are not presentations made in accordance with GAAP. As discussed above, we believe that the presentation of EBITDA, adjusted EBITDA and adjusted EBITDA margin in this prospectus is appropriate. However, when evaluating our results, you should not consider EBITDA, adjusted EBITDA and adjusted EBITDA margin in isolation of, or as a substitute for, measures of our financial performance as determined in accordance with GAAP, such as net income (loss). EBITDA, adjusted EBITDA and adjusted EBITDA margin have material limitations as performance measures because they exclude items that are necessary elements of our costs and operations. Because other companies may calculate EBITDA, adjusted EBITDA and adjusted EBITDA margin differently than we do, EBITDA, adjusted EBITDA and adjusted EBITDA margin may not be comparable to similarly-titled measures reported by other companies.

The following table reconciles net income (loss) to EBITDA and adjusted EBITDA on a historical and pro forma basis for the periods presented:

	NCM LLC Nine Months Ended December 29, 2005 Historical	NCM LLC & RCM Year Ended December 29, 2005 Pro Forma	NCM LLC
			Nine Months Ended September 28, 2006		Three Months Ended September 28, 2006
			Historical	Pro Forma	Historical	Pro Forma
	($ in millions)
Net Income (Loss)	$(6.9)		$(11.2)		$(0.6)
Minority Interest	—		—		—
Interest Expense, Net	—		0.3		0.2
Depreciation	3.0		3.4		1.1

EBITDA	$(3.9)	$100.0	$(7.5)	$88.9	$0.7	$40.3

Severance Plan Costs	8.5	8.5	3.4	3.4	0.7	0.7
Share-based Compensation Costs	—	—	1.1	1.1	0.8	0.8
Deferred Stock Compensation	—	0.3	—	—	—	—

Adjusted EBITDA	$4.6	$108.8	$(3.0)	$93.4	$2.2	$41.8

Adjusted EBITDA Margin*	4.7%	49.1%	NM	49.6%	3.6%	56.6%

*	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenue.

Financial Condition and Liquidity

Liquidity and Capital Resources

Sources of capital and capital requirements. Upon the completion of this offering, our primary sources of liquidity and capital resources will be cash flows generated from distributions from our operating subsidiary, NCM LLC, and availability of up to $         million under a revolving credit facility. NCM LLC’s historical sources of liquidity and capital resources have been cash flows generated from its business activities, working capital from our founding members, availability of up to $20 million under a revolving credit facility and available cash and cash equivalents.

Management believes that future funds generated from our operations and available borrowing capacity of up to $             million under our new revolving credit facility to be entered into upon the completion of this offering will be sufficient to fund quarterly dividends, our debt service requirements, working capital requirements and capital expenditure requirements, through the next 12 months.

Our short and long term cash requirements consist of minimum annual payments under our operating leases for our headquarters and regional offices and capital expenditures. Minimum annual operating lease requirements are included in our direct operating expenses, which have historically been satisfied by cash flow from operations. For fiscal 2007, we are committed to $1.6 million of annual operating lease payments.

Capital expenditures. Our capital expenditures and those of RCM have typically been related to equipment required for our network operations center and content production and post-production activities, digital content system, or DCS, and “back-office” software upgrades, office leasehold improvements, desktop equipment for use by our employees, and in certain cases, a portion of the costs necessary to digitize all or a portion of a network affiliate’s theatres. Our capital expenditures were $5.9 million and $4.3 million for the nine months ended December 29, 2005 and nine months ended September 28, 2006, respectively, and $1.8 million and $1.9 million for the three months ended September 29, 2005 and September 28, 2006, respectively. The capital expenditures of RCM for the years ended December 30, 2004 and January 1, 2004 were $2.7 million and $1.3 million, respectively. Our capital expenditures have typically been satisfied through a combination of cash flow from operations and from financing sources, while RCM’s capital expenditures were satisfied by cash flow from operations and working capital from Regal. All capital expenditures related to the digital content network within our founding members’ theatres have been made, and under the exhibitor services agreements, we expect they will continue to be made, by the founding members rather than NCM LLC or RCM.

We expect to make approximately $5.0 million to $7.0 million of capital expenditures in fiscal 2007, primarily for ordinary course maintenance of our digital content system and upgrades to our distribution software and our internal management systems, including our advertising inventory optimization, management and reporting systems. We expect these upgrades and improvements, which are intended to provide additional scheduling and placement flexibility for our clients, will enhance our operating efficiencies, including allowing us to better manage our advertising inventory, and prepare us for continued growth. These capital expenditures may be increased in connection with expenditures made in theatres operated by any new network affiliates. We expect that these additional expenditures, if any, would be supported by additional cash flows associated with those new network affiliates. The commitments associated with our and RCM’s operating leases and capital expenditure requirements are included in “—Contractual and Other Obligations” below.

Cash Flows

The following table summarizes our historical cash flows.

	Predecessor-Regal CineMedia Corporation		National CineMedia, LLC
	Years Ended		Nine Months Ended December 29, 2005	Nine Months Ended September 28, 2006	Three Months Ended
	January 1, 2004	December 30, 2004			September 29, 2005	September 28, 2006
	($ in millions)
Cash provided by (used in):
Operating activities	$6.4	$15.9	$(2.9)	$1.1	$2.9	$3.1
Investing activities	(1.3)	(2.7)	(5.9)	(4.0)	(1.8)	(1.6)
Financing activities	(4.7)	(11.2)	8.8	7.5	2.3	1.6

Operating Activities

The significant growth in the number of theatres for which advertising services were provided limits the comparability of operating results from period to period. However, since the formation of NCM LLC, there has been negative cash flow from operations, as compared to positive cash flow from operations for RCM. This results from the higher level of circuit share payments upon the formation of NCM LLC compared to the amount and timing of inter-company transfers made by RCM to its parent, Regal, when RCM operated as a wholly-owned subsidiary of Regal. Also, as screens have been added, as inventory utilization has increased and as legacy contracts have been replaced with our own advertising contracts, the amount of accounts receivable has grown, which has required the use of operating cash.

We believe that the cash flow related to operating activities in recent historic periods are not representative of the cash flow we expect following the completion of this offering and the entry into the new senior secured credit facility. We expect our circuit share expense to be reduced as a percentage of revenue and our interest costs to increase. See “—Liquidity and Capital Resources” above.

Investing Activities

Cash used in investing activities during all periods relates to investments in our network software and in corporate management systems and purchases of equipment necessary to service the expansion of network affiliate theatre screens and, to a lesser extent, for leasehold improvements and office equipment associated with an expansion of employee headcount.

Financing Activities

Cash provided by financing activities for NCM LLC during the nine months ended December 29, 2005 was primarily related to the sale of membership units to Cinemark. Cash provided by financing activities in the other periods resulted from short-term borrowings. Cash used in financing activities by RCM resulted from remittances of excess cash to RCM’s parent company. We believe that cash flow related to financing activities of the historic periods will not be representative of our cash flow expected after the completion of this offering, due to our entry into the new senior secured credit facility and other changes in financial structure that will occur in conjunction with the offering of our common stock.

As of September 28, 2006 and December 29, 2005, we had the following debt outstanding and cash and equivalents (in millions of dollars):

	September 28, 2006	December 29, 2005
Borrowings	$10.0	$1.3
Cash and cash equivalents	$4.6	$—

The cash balance at the end of the historical periods has been typically low, as circuit share payments are made to the founding members out of excess cash. After this offering we also expect to have low cash balances due to quarterly dividends we expect to pay pursuant to our dividend policy.

Financings

Demand note. On March 29, 2005, NCM LLC signed an amended and restated demand promissory note, or the demand note, with the founding members, under which NCM LLC could borrow up to $11.0 million on a revolving basis. Borrowings under the demand note were funded by the founding members pro rata to their ownership of units. Interest was payable monthly, at 200 basis points over LIBOR. Interest paid to the founding members during the three months ended June 30, 2005 was less than $0.1 million. On March 22, 2006, the demand note was cancelled and replaced by the credit facility discussed below.

Existing NCM LLC credit facility. On March 22, 2006, NCM LLC entered into a $20.0 million secured revolving credit facility, with a $2.0 million letter of credit facility, with Citicorp North America, Inc., Citigroup Global Markets, Inc., Bank of America, N.A., Credit Suisse, Cayman Islands Branch and Lehman Commercial Paper Inc. Borrowings under the facility bear interest, at NCM LLC’s option, at either Adjusted LIBOR plus 1.375% or ABR plus 0.375%. “Adjusted LIBOR” means the rate at approximately 11:00 a.m., London time, two business days before the commencement of the relevant interest period, for dollar deposits with a maturity comparable to such interest period, as adjusted for reserve requirements and rounded upwards if necessary to the next 1/100 of 1%. “ABR” means the greater of the base or prime rate of Citicorp North America, Inc. and the federal funds rate, plus  1/2 of 1%. The facility is secured by a first-priority lien on certain assets of NCM LLC. The facility matures on March 22, 2008.

Covenants in the revolving portion of our credit facility include typical affirmative and negative covenants, including prompt payment of amounts owed, certain monthly, quarterly, and annual financial reporting requirements, maintenance of property and insurance and limitations on additional indebtedness. There are no financial covenants in our credit facility.

As of September 28, 2006, $10.0 million was outstanding under this facility, including none subject to outstanding letters of credit. This facility will be repaid in full with the proceeds of the new senior secured credit facility as described below.

New senior secured credit facility. In connection with the completion of this offering, NCM LLC will enter into a new $             million senior secured credit facility with a group of lenders that will include affiliates of several of the underwriters. This facility will consist of a             -year, $             million revolving credit facility

and an             -year, $725 million term loan facility. The amount of the credit facility is subject to change prior to its closing. The term loan will be due on the              anniversary of funding, and will be used to redeem all the preferred membership units of NCM LLC for an aggregate price of $            , to repay $         outstanding under NCM LLC’s existing revolving credit facility and to pay $         of fees and expenses related to this offering. The revolving credit facility will be available, subject to certain conditions, for general corporate purposes of NCM LLC in the ordinary course of business and for other transactions permitted under the credit agreement. A portion of the revolving credit facility will be available for letters of credit. The obligations under the credit facility will be secured by a lien on substantially all the assets of NCM LLC.

Borrowings under the senior secured credit facility will bear interest, at the option of the borrower, at a rate equal to an applicable margin plus a variable base rate. The applicable margin for the term loan facility will be         % with respect to base rate loans and         % with respect to eurodollar loans. The applicable margins for the revolving credit facility will be subject to adjustment from time to time based on the then-current consolidated leverage ratio. Upon the occurrence of any payment default, all outstanding amounts under the senior secured credit facility will bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus         % per annum.

The senior secured credit facility will contain a number of negative covenants that limit NCM LLC and its restricted subsidiaries from, among other things         .

The senior secured credit facility will also require the maintenance of certain quarterly financial and operating ratios, including a         .

Critical Accounting Policies

We have established various accounting policies that govern the application of accounting principles generally accepted in the United States of America in the preparation and presentation of NCM LLC’s financial statements. The significant accounting policies of NCM LLC are described in Note 2 of the financial statements for the nine months ended December 29, 2005, and the nine months ended September 28, 2006, and along with the disclosures presented in the other financial statement notes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Certain accounting policies involve significant judgments, assumptions and estimates by management that have a material impact on the carrying value of certain assets and liabilities, which management considers critical accounting policies. The judgments, assumptions and estimates used by management are based on historical experience, knowledge of the accounts and other factors, which are believed to be reasonable under the circumstances and are evaluated on an ongoing basis. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of operations of NCM LLC.

Allowance for doubtful accounts. The allowance for doubtful accounts represents management’s estimate of probable credit losses inherent in its trade receivables, which represent the largest asset on the balance sheet. Estimating the amount of the allowance for doubtful accounts requires significant judgment and the use of estimates related to the amount and timing of estimated losses based on historical loss experience, consideration of current economic trends and conditions and debtor-specific factors, all of which may be susceptible to significant change. Account receivable balances are charged against the allowance, while recoveries of amounts previously charged are credited to the allowance. A provision for bad debt is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. To the extent actual outcomes differ from management estimates, additional provision for bad debt could be required that could adversely affect earnings or financial position in future periods.

Revenue recognition. NCM LLC considers estimates regarding make-good provisions in advertising revenue to be a critical accounting policy that requires significant judgments, assumptions and estimates used in the preparation of its financial statements. Advertising revenue is recognized in the period in which theatre attendees (impressions) are provided. Advertising revenue is reduced for make-good provisions when delivered attendance is less than the amount contracted. The amount contracted is based on an estimate of attendees at the date the contract is signed. To the extent that NCM LLC is ultimately unable to fulfill make-good provisions, levels of operating revenue will be reduced which could adversely affect earnings or financial position.

Stock-based compensation. NCM LLC has issued options to employees to acquire membership units which, in certain circumstances, would allow the employees to put the options to NCM LLC for cash. The options are accounted for as a liability plan under SFAS No. 123(R), which requires that the liability be measured at its fair value as of each reporting date. The determination of fair value of options requires that management make complex estimates and judgments. We utilize the Black-Scholes option price model to estimate the fair value of our options. This model requires that we make estimates of various factors, the most critical of which are the fair value of our equity and the expected volatility of our equity value. The determination of these is made more difficult because we are a privately held company without historical market-observable factors upon which to base our estimates. As our options were granted in contemplation of an initial public offering, we have used the expected terms of the initial public offering to estimate our equity value. We have considered volatility factors of companies we believe are comparable to us to estimate our future volatility. Our annual compensation expense charge is approximately $1.2 million per year. The use of an equity value that varied by 10% from what we have estimated or the use of a volatility factor that varied by five percentage points from what we have estimated would each individually have less than a $250,000 impact on our annual compensation expense charge.

Off-Balance Sheet Transactions

At December 29, 2005 and September 28, 2006, we had no off-balance sheet arrangements or obligations, except for operating leases entered into the ordinary course of business.

Contractual and Other Obligations

Our contractual obligations at December 29, 2005 were as follows:

	Payments Due by Period
	Total	2006	2007-2008	2009-2010	After 2010
	($ in millions)
Office Leases	$9.0	$1.4	$2.7	$2.3	$2.6
Network Affiliate Agreements	1.6	1.2	0.4	—	—

Total Contractual Cash Obligations	$10.6	$2.6	$3.1	$2.3	$2.6

After completion of the financing transaction, NCM LLC will be obligated to make periodic payments on the term loan of the facility of                          and interest, based on an interest rate that                         . The terms of the new senior secured credit facility will require us to hedge the cash flow variability of interest for at least         % of the amount outstanding. In addition, we will have a new variable rate revolving credit agreement that will replace our existing credit facility. Debt service requirements under this agreement will depend on the amounts borrowed and the level of the based interest rate.

Seasonality

Our revenue and operating results are seasonal, coinciding with the attendance patterns within the theatre exhibition industry as well as the timing of marketing expenditures by our clients. Theatrical attendance is highest during the summer and year-end holiday season, and marketing expenditures tend to be higher during the second, third, and fourth quarters, dependent upon the client’s products and marketing cycle. As a result, our first quarter typically has less revenue than the later quarters of the year. The results of one quarter are not necessarily indicative of results for the next or any other quarter.

Quantitative and Qualitative Disclosures about Market Risk

As of September 28, 2006, we had $10.0 million of total debt outstanding under our existing $20.0 million revolving credit facility. To the extent we borrow under our revolving credit facility which bears interest at floating rates based either on an ABR, as defined in the credit agreement, or LIBOR, we are exposed to market risk related to changes in interest rates. At September 28, 2006, the applicable interest rate on borrowings outstanding under the credit facility was 7.9% per year. If applicable interest rates were to increase by 200 basis points, for every $1.0 million outstanding on our revolving credit facility, our income before income taxes would be reduced by approximately $20,000 per year. We are not party to any derivative financial instruments.

Recent Accounting Pronouncements

The following addresses the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations, or liquidity, the impacts are discussed in the applicable section(s) of this discussion and the notes to the financial statements included elsewhere in this prospectus.

During June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. As a limited liability company, NCM LLC’s taxable income or loss is allocated to the founding members in accordance with the provisions of our operating documents. However, NCM Inc. will be a taxable entity and will be required to consider this Interpretation as it relates to both itself and NCM LLC consolidated tax position at NCM Inc. We are currently evaluating the impact the Interpretation may have on its future financial condition, results of operations and cash flows.

During October 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under GAAP. The statement also requires new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs or unobservable inputs that are based on management’s judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. We will apply the statement prospectively for any fair value measurements that arise after the date of adoption.

CORPORATE HISTORY AND REORGANIZATION

Our Founding Members

AMC Entertainment Inc.

AMC is the second largest theatre circuit in the United States based on total number of screens. As of March 30, 2006, after giving effect to expected dispositions of certain theatres, AMC owned, operated or held interests in 413 theatres with a total of 5,603 screens globally, with approximately 79.2% or 4,437, of the screens in the United States (including Loews). For their fiscal year ended March 30, 2006, AMC’s theatres had total worldwide attendance of 171.4 million, including 149.1 million in the United States, and AMC had revenue of $1,730.5 million. Pro forma for the Loews acquisition, which was completed on January 26, 2006, AMC’s total attendance for the fiscal year ended March 30, 2006, was 243.5 million, and AMC had revenue of $2,388.1 million.

Cinemark, Inc.

Cinemark is the third largest theatre circuit in the United States based on total number of screens. As of December 31, 2005, Cinemark operated 308 theatres with a total of 3,329 screens globally, with approximately 72.2%, or 2,405, of the screens in the United States. For the year ended December 31, 2005, Cinemark’s theatres had total worldwide attendance of 165.7 million, including 105.4 million in the United States, and Cinemark reported total revenue of $1,020.6 million. On October 5, 2006, Cinemark acquired the Century theatre circuit. As of that date, Century operated 77 theatres with 1,017 screens.

Regal Entertainment Group

Regal operates the largest theatre circuit in the United States based on total number of screens. As of December 29, 2005, Regal operated 555 theatres with a total of 6,463 screens, all of which are located in the United States. For the fiscal year ended December 29, 2005, Regal’s theatres had total attendance of 244.3 million and Regal reported total revenue of $2,516.7 million.

Our founding members formed NCM LLC to establish a digital content network that would be more cost effective and that would provide a larger, more efficient national network that would compete with existing television and other national networks with regard to the sale and distribution of advertising. In addition, the founding members believed that this larger, more robust network would promote the use of theatres for business meetings, create a new platform for the production and distribution of new forms of high definition entertainment content to theatres and possibly provide a platform for the development and procurement of lower cost digital systems.

Corporate History and Current Structure

Our business operations are conducted by NCM LLC, which was formed on March 29, 2005, by AMC and Regal as a joint venture that combined the cinema advertising and meetings and events operations of Regal’s subsidiary, RCM, and the cinema advertising operations of AMC’s subsidiary, NCN. On July 15, 2005, Cinemark joined NCM LLC as a founding member. Because Cinemark had a pre-existing contract with another cinema advertising provider, NCM LLC began selling advertising for Cinemark’s screens on an exclusive basis beginning on January 1, 2006, subject to the run-out of certain pre-existing contractual obligations for on-screen advertising through April 1, 2006. By May 2006, all of Cinemark’s digital screens were connected to our digital content network. On January 26, 2006, AMC completed the acquisition of the Loews theatre circuit. The Loews screens will become part of our national theatre network on an exclusive basis beginning on June 1, 2008, subject to the run-out of certain pre-existing contractual obligations for on-screen advertising existing on May 31, 2008, following the expiration of Loews’ pre-existing contract with another cinema advertising provider. In accordance with a Loews screen integration agreement between us and AMC to be entered into concurrently with this offering, AMC will pay us an amount that approximates the EBITDA we would have generated if we were able to sell advertising in the Loews theatre chain on an exclusive basis commencing on the date of this offering. Prior to the completion of this offering, NCM LLC will re-allocate the NCM LLC common membership units, among the founding members, to reflect the payments to be made by AMC pursuant to the terms of the Loews screen integration agreement. The number of common membership units to be allocated to AMC is calculated by multiplying the total number of NCM LLC common membership units outstanding by a ratio of theatre screens and patrons at Loews theatres compared to the total number of theatre screens and patrons at all founding members’ theatres. These payments will be made on a quarterly basis beginning on the completion of the offering until May 31, 2008 and will be, for accounting purposes, recorded directly to our members’ equity accounts and will not be reflected in NCM LLC’s statements of operations. On October 5, 2006, Cinemark completed the acquisition of the Century screens, which were added to our network on an exclusive basis as of that date, subject to limited exceptions.

Pursuant to the current terms of our agreements with our founding members, they receive payments from NCM LLC with respect to the sale of advertising, meeting and digital programming events within their respective theatres through agreed upon revenue sharing formulas as well as equity in income/loss of NCM LLC for their respective ownership interests. The advertising revenue sharing formula is based on the weighted average number of screens contributed by, and the number of theatre patrons of, the applicable founding member’s theatres for any measurement period. The revenue sharing formula for our meetings services is based on an agreed-upon rental for each theatre used, while the formula for digital programming is based upon a share of the ticket revenue and sponsorship revenue.

The diagram below depicts our organizational structure as of the date of this prospectus.

Based on our founding members’ operating data for the twelve months ended October 26, 2006, and taking into account the Loews screen integration agreement, the acquisition of Century by Cinemark, and other acquisitions or dispositions of theatres by the founding members, but not taking into account the completion of this offering, we estimate the issued and outstanding common membership units of NCM LLC are owned approximately 33.4% by AMC, approximately 25.5% by Cinemark and approximately 41.1% by Regal.

Reorganization

The following transactions, which we refer to collectively as the reorganization, will occur in connection with the completion of this offering:

•	NCM LLC’s agreements with its founding members will be amended and restated, including the exhibitor services agreements and the NCM LLC operating agreement each as described below under “Certain Relationships and Related Party Transactions—Transactions with Our Founding Members”;

•	NCM LLC will enter into the Loews screen integration agreement with AMC pursuant to which AMC will pay NCM LLC an amount that approximates the EBITDA we would have generated if we were able to sell advertising in the Loews theatre chain on an exclusive basis commencing upon the completion of this offering, and NCM LLC will issue common membership units to AMC; such Loews payments will be made quarterly for a specified time period.

•	NCM LLC will be recapitalized on a non-cash basis with a distribution to the founding members of common membership units and preferred membership units in exchange for each outstanding common membership unit;

•	NCM LLC will split the number of outstanding common membership units so that a common membership unit can be acquired with the proceeds from the initial offering of one share of our common stock after underwriting discounts and commissions;

•	NCM Inc. will become a member and the sole manager of NCM LLC following the purchase from NCM LLC of a number of common membership units equal to the number of shares of common stock sold in this offering; the units will be purchased with the proceeds of this offering at a price per unit equal to the public offering price per share, less underwriting discounts and commissions;

•	NCM LLC will pay $ of the proceeds it receives from us to our founding members for their agreeing to modify our payment obligations under our exhibitor services agreements;

•	options to acquire common membership units in NCM LLC held by employees of NCM LLC will be converted to options to acquire our common stock and any additional options required to be issued under the terms of the 2006 NCM LLC Option Plan will be issued to option holders; and

•	NCM LLC will redeem all the preferred membership units in NCM LLC at a price of $ per unit using the proceeds of a new term loan of $725 million that is a part of our senior secured credit facility, as described under “Financing Transaction” below. (The purpose for issuing the preferred membership units in connection with the non-cash recapitalization, and for subsequently redeeming all the preferred membership units in connection with the offering, is to create an efficient mechanism for distributing all the redemption proceeds to our founding members.) The amount of the senior secured credit facility is subject to change prior to its closing.

Promptly after the completion of this offering, we will purchase from NCM LLC a number of common membership units equal to the number of shares sold in the public offering, at a price per unit equal to the public offering price per share, less underwriting discounts and commissions. Following these acquisitions, we will own         % of the outstanding common membership units in NCM LLC. If the underwriters exercise their over-allotment option to purchase additional shares in full, we will acquire an equivalent number of additional units in NCM LLC promptly after issuing additional shares pursuant to the over-allotment option, and our aggregate ownership of NCM LLC will increase to         %.

Following this purchase, we and NCM Inc. will complete the remaining steps of the reorganization described above.

We will sell our common stock to the public in this offering. After completion of this offering, we will have no material assets other than direct ownership of approximately         % of the common membership units in NCM LLC. Our founding members will hold the remaining         % of NCM LLC’s common membership units.1 Our only source of cash flow from operations will be distributions from NCM LLC and management fees pursuant to a management services agreement between us and NCM LLC.

[1]	A 10% increase in the number of shares of common stock sold, assuming an initial public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus) would result in a decrease of % in the percentage of NCM LLC membership units held by the founding members.

Corporate Governance Matters

So long as a founding member beneficially owns at least 5% of NCM LLC’s issued and outstanding common membership units, approval of at least 90% of the directors then in office (provided that if the board has less than ten directors, then the approval of at least 80% of the directors then in office) will be required before we may take any of the following actions or we, in our capacity as sole manager of NCM LLC, may authorize NCM LLC to take any of the following actions:

•	assign, transfer, sell or pledge all or a portion of the membership units of NCM LLC beneficially owned by NCM Inc.;

•	acquire, dispose, lease or license assets by NCM Inc. or NCM LLC or enter into a contract to do the foregoing, in a single transaction or in two or more transactions (related or unrelated) in any consecutive twelve-month period with an aggregate value (as determined in good faith by the board) exceeding 20% of the fair market value of the business of NCM LLC operating as a going concern (as determined in good faith by the board);

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any indebtedness (including the refinancing of any indebtedness) or repay, before due, any indebtedness (other than a working capital revolving line of credit) with a fixed term;

•	issue, grant or sell shares of common stock or rights with respect to common stock, except in connection with NCM Inc.’s equity incentive compensation plans or any conversion or exchange of NCM LLC membership units in accordance with the NCM LLC operating agreement;

•	issue, grant or sell any NCM Inc. preferred stock or rights with respect to preferred stock;

•	authorize, issue, grant or sell additional NCM LLC membership units or rights with respect to membership units (except as otherwise permitted in the common unit adjustment agreement or NCM Inc.’s equity incentive compensation plans);

•	amend, modify, restate or repeal any provision of NCM Inc.’s certificate of incorporation or bylaws or the NCM LLC operating agreement;

•	enter into, modify or terminate certain contracts not in the ordinary course of business of the type specified in Item 601(b)(10)(i) of Regulation S-K;
•	except as specifically set forth in the NCM LLC operating agreement, declare, set aside or pay any redemption of, or dividends with respect to membership interests, payable in cash, property or otherwise;

•	amend any material terms or provisions (as defined in the Nasdaq rules) of NCM Inc.’s equity incentive plan or enter into or consummate any new equity incentive compensation plan;

•	make any change in the current business purpose of NCM Inc. to serve solely as the manager of NCM LLC or any change in the current business purpose of NCM LLC to provide the services as set forth in the exhibitor services agreements; and

•	approve any actions relating to NCM LLC that could reasonably be expected to have a material adverse tax effect on the founding members.

Pursuant to a director designation agreement, so long as a founding member owns at least 5% of NCM LLC’s issued and outstanding common membership units, such founding member will have the right to designate a total of two nominees to our ten-member board of directors who will be voted upon by our stockholders. If, at any time and only during such time, any founding member owns less than 5% of NCM LLC’s then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation. One of the two designees from each of the founding members must qualify as an independent director under Nasdaq rules at the time of designation.

If any director designee to our board designated by our founding members is not appointed to our board, nominated by us or elected by our stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of NCM LLC’s issued and outstanding common membership units) will be entitled to approve the following actions of NCM LLC:

•	approving any budget or any amendment or modification of the budget;

•	incurring any indebtedness or entering into or consummating any other financing transaction, in either case, for an amount in excess of $ million;

•	entering into or consummating of any agreements or arrangements involving annual payments by NCM LLC (including the fair market value of any barter) in excess of $ million, or any material modification of any such agreements or arrangements;

•	entering into or consummating of any agreements or arrangements involving annual receipts (including the fair market value of any barter) in excess of $ million, or any material modification of any such agreements or arrangements;

•	except as contemplated herein, declaring, setting aside or paying of any redemption of, dividends on, or the making of any other distributions in respect of, any of its membership units or other equity interests in NCM LLC, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;

•	amending any provision of the third restated LLC operating agreement to authorize, and issuing, any additional membership units or classes of units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof;

•	hiring or terminating the employment of the chief executive officer, chief financial officer, chief technology officer or chief sales and marketing officer of NCM LLC, or the entering into, amendment or termination of any employment, severance, change of control or other contract with any member of senior management or employee whose compensation package includes an equity component;

•	changing the purposes of NCM LLC, or the provision by NCM LLC of any services beyond the scope of the services defined in the exhibitor services agreements, or services outside of the United States or Canada;

•	entering into of any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of NCM LLC or a proposal for such a transaction;

•	leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) (x) having a fair market value or for consideration exceeding $ million, taken as a whole, or (y) to which the revenues or the profits attributable exceed $ million, taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly consolidated financial statement of NCM LLC;

•	entering into of any agreement with respect to or consummating of any acquisition of any business or assets (and with respect to assets, having a fair market value in excess of $ million taken as a whole, in any one transaction or series of related transactions), whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

•	settling claims or suits in which NCM LLC is a party for an amount in excess of $ million or where equitable or injunctive relief is included as part of such settlement;

•	entering into, modifying or terminating any material contract or transaction or series of related transactions (including by way of barter) between (x) NCM LLC or any of its subsidiaries and (y) any member or any affiliate of any member or any person in which any founding member has taken, or is negotiating to take, a material financial interest, in each case, other than relating to the purchase or sale of products or services in the ordinary course of business of NCM LLC;

•	entering into of any agreement for NCM LLC to provide to any new member or affiliate of any new member any services similar to those set forth in the exhibitor services agreement, or admitting to NCM LLC any new member;

•	entering into, modifying or terminating, any agreement for NCM LLC to provide any services to any person (other than a member or affiliate of a member), with an aggregate value of in excess of $ million, that are included within the services set forth in each exhibitor services agreement;

•	dissolution of NCM LLC; the adoption of a plan of liquidation of NCM LLC; any action by NCM LLC to commence any suit, case, proceeding or other action (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to NCM LLC, or seeking to adjudicate NCM LLC as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to NCM LLC, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for NCM LLC, or for all or any material portion of the assets of NCM LLC, or making a general assignment for the benefit of the creditors of NCM LLC;

•	approving of any significant tax matters;

•	valuation determinations to be made under the third restated LLC operating agreement;

•	amending or changing certain provisions of the third restated LLC operating agreement; and

•	any request by NCM LLC to replace, upgrade or modify any equipment, software or software installed in any theatres of the founding members or their affiliates in excess of $ million per each founding member in any 12 month period pursuant to the exhibitor services agreements.

For purposes of calculating the 5% ownership threshold for the supermajority director approval rights and director designation agreement provisions discussed above, shares of our common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold. Common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption. Shares of our common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units.

After the completion of this offering, transactions between us and our founding members will be approved by our audit committee, which is composed of independent members of our board of directors, or another committee comprised entirely of independent members of our board. Our audit committee charter authorizes the audit committee to hire financial advisors and other professionals to assist the committee in evaluating and approving any transaction between us and any related party, including our founding members.

The diagram below depicts our organizational structure immediately after the reorganization and the completion of this offering:

Upon completion of this offering, the issued and outstanding common membership units of NCM LLC will be owned         % by NCM Inc.,         % by AMC,         % by Cinemark and             % by Regal.1

[1]	A 10% increase in the number of shares of common stock sold, assuming an initial public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus) would result in a decrease of % in the percentage of NCM LLC membership units held by the founding members.

FINANCING TRANSACTION

The New NCM LLC Senior Secured Credit Facility

In connection with the completion of this offering, NCM LLC will enter into a new $             million senior secured credit facility with a group of lenders that will include affiliates of several of the underwriters. This facility will consist of a             -year, $             million revolving credit facility and an             -year, $725 million term loan facility. The amount of the senior secured credit facility is subject to change prior to its closing. The term loan will be due on the              anniversary of funding, and will be used to redeem all the preferred membership units of NCM LLC for an aggregate price of $            , to repay $             outstanding under NCM LLC’s existing revolving credit facility and to pay $             of fees and expenses related to this offering. The revolving credit facility will be available, subject to certain conditions, for general corporate purposes of NCM LLC in the ordinary course of business and for other transactions permitted under the credit agreement. A portion of the revolving credit facility will be available for letters of credit. The obligations under the senior secured credit facility will be secured by a lien on substantially all of the assets of NCM LLC.

Borrowings under the senior secured credit facility will bear interest, at the option of the borrower, at a rate equal to an applicable margin plus a variable base rate. The applicable margin for the term loan facility will be         % with respect to base rate loans and         % with respect to eurodollar loans. The applicable margins for the revolving credit facility will be subject to adjustment from time to time based on the then-current consolidated leverage ratio. Upon the occurrence of any payment default, all outstanding amounts under the senior secured credit facility will bear interest at a rate equal to the rate then in effect with respect to such borrowings, plus         % per annum.

The senior secured credit facility will contain a number of negative covenants that limit NCM LLC and its restricted subsidiaries from, among other things                    .

The senior secured credit facility will also require the maintenance of certain quarterly financial and operating ratios, including a                     .

Existing NCM LLC Credit Facility

On March 22, 2006, NCM LLC entered into a $20.0 million secured revolving credit facility, with a $2.0 million letter of credit facility, with Citicorp North America, Inc., Citigroup Global Markets, Inc., Bank of America, N.A., Credit Suisse, Cayman Islands Branch and Lehman Commercial Paper Inc. Borrowings under the facility bear interest, at NCM LLC’s option, at either Adjusted LIBOR plus 1.375% or ABR plus 0.375%. “Adjusted LIBOR” means the rate at approximately 11:00 a.m., London time, two business days before the commencement of the relevant interest period, for dollar deposits with a maturity comparable to such interest period, as adjusted for reserve requirements and rounded upwards if necessary to the next 1/100 of 1%. “ABR” means the greater of the base or prime rate of Citicorp North America, Inc. and the federal funds rate, plus  1/2 of 1%. The facility is secured by a first-priority lien on certain assets of NCM LLC. The facility also imposes usual and customary affirmative and negative covenants on NCM LLC. The facility matures on March 22, 2008.

As of September 28, 2006, $10.0 million was outstanding under this facility, including none subject to outstanding letters of credit. This facility will be repaid in full with the proceeds of the financing transaction as discussed above.

INDUSTRY

U.S. Advertising Industry

The U.S. advertising industry is large and consists of a diverse mix of media platforms which has demonstrated attractive long-term growth. According to Kagan Research, in 2005 advertisers spent approximately $240 billion in the U.S. across all media platforms, and since 1996 advertising spending has grown at a compound annual growth rate, or CAGR, of approximately 4.8%. Historically, the larger components of U.S. advertising spending have been traditional media platforms such as television, radio, newspapers and direct mail, with non-traditional media representing a relatively small percentage of advertising spending.

However, as set forth in the following table, over the past 10 years, the growth rates of emerging, targeted media platforms such as Internet and cinema advertising have outpaced those of the traditional mass media platforms such as television, radio and newspapers. During the period from 2001 to 2005, Internet and cinema advertising grew at a CAGR of 13.2% and 26.0%, respectively, while more traditional media platforms such as broadcast television, radio, magazines and newspapers grew slower than the overall advertising market.

We believe a number of technological factors have caused non-traditional media platforms, including cinema advertising, to grow faster than the overall advertising market. Technology, particularly digital technology, has significantly affected the delivery of content. The development of broadband, wireless and portable devices as well as an increase in the number of Internet websites and digital cable channels have dramatically increased the number of media platforms and resulted in substantial audience fragmentation. While technological innovations have fragmented audiences, they have also enabled advertisers to deliver more targeted advertising messages to audiences. Historically, advertising campaigns were launched as “one-to-many,” but due to advances in technology, “one-to-few” or even “one-to-one” targeted media platforms are now available. For example, advertisers now reach individual consumers directly through cell phones and video games. Technology is also providing consumers with the tools necessary to interact with content in new ways, including the ability to store content and skip advertisements with devices like MP3 players and digital video recorders.

As a result of the increase in the number of media platforms available to advertisers, the enhanced ability to target narrow consumer demographics and the availability of more sophisticated return on investment measurement tools, return on investment has become a key driver for marketers in making decisions about advertising expenditures. As such, marketers are more focused on reaching specific audience segments, especially those in attractive younger demographic groups such as 18-34 year olds. Advertisers are also turning with increasing frequency to non-traditional, targeted media platforms such as cinema advertising, Internet, cellular phones and video games in order to reach their desired demographic.

Cinema Advertising

According to Zenith Optimedia, for many years, cinema advertising has represented a more significant percentage of total advertising spending in Europe and Australia than it has in the U.S. Historically, cinema advertising in the U.S. has been a low-quality medium consisting of slide advertisements delivered by 35 mm projectors and repurposed national television advertisements played on 35 mm film. The costs associated with duplicating and distributing the advertisement on 35 mm film to a fragmented theatre base were high. Also, the medium required long distribution lead times to make film prints and provided advertisers very little flexibility to target specific audiences or geographic regions, or to change advertising messages once a campaign was launched. Due to the lack of scale amongst cinema advertising businesses, advertisers were unable to purchase national coverage from any one operator, with consistent delivery and pricing metrics. Most importantly, cinema advertising was not measured by a nationally recognized media measurement service, and therefore was not considered by many national advertisers.

Over the past few years, cinema advertising in the U.S. has undergone significant changes. Companies providing nationwide coverage have emerged. Some companies have deployed digital networks and fostered the development of higher quality pre-feature shows that commingle advertising and entertainment programming. The growth of cinema advertising has been further supported by the establishment of third-party market research on the medium from firms such as Nielsen Media Research and Arbitron. Today, cinema advertising represents an increasingly effective marketing platform for advertisers.

Cinema advertising generally consists of the following components:

•	On-screen advertising. According to a Cinema Advertising Council press release, advertising displayed before film trailers accounted for approximately 86% of cinema advertising revenue in 2005. Advertising opportunities are available in many formats, including 35 mm slides, digital slides, 35 mm film and full motion programming displayed on digital projectors connected to local and wide area distribution networks. Opportunities exist for advertisers to purchase advertisements for local, regional or national distribution.

•	In-lobby advertising and other off-screen theatre advertising opportunities. Advertising messages are delivered in theatre lobbies via plasma and other television-type screens; on posters, tickets, beverage cups and popcorn bags; and through sponsorship and sampling opportunities. Coupons are also distributed at the box office and in theatre lobbies.

Cinema advertising provides advertisers with the opportunity to integrate their on-screen advertising with other marketing and promotional products in the lobby. The integration of marketing messages throughout the theatre from the time movie patrons enter until they exit the theatre allows an advertiser to immerse customers in its brand with multiple touch points throughout their movie-going experience.

Today, cinema advertising accounts for a small but growing portion of the $240 billion U.S. advertising market. According to Kagan Research, cinema advertising revenue grew to $514 million in 2005, representing a CAGR during 1996-2005 and 2001-2005 of 15.7% and 26.0%, respectively. We believe the acceleration in advertising spending in this medium in the last five years is largely a result of better research and overall visibility of the medium and digital technology, which have enhanced the reach and the overall value proposition of cinema advertising for local, regional and national advertisers.

As a result of these developments, more well-known national advertisers are adding cinema advertising to their media budgets and existing advertisers are increasing their cinema advertising spending. Today, companies in the apparel / accessories, automotive, confectionary, credit card, personal care, retail, telecommunications and video game sectors, as well as branches of the armed forces, target consumers using cinema advertising.

Audiences are increasingly accepting of cinema advertising. A 2003 Arbitron study found that two-thirds of movie-going adults strongly agree or agree with the statement “I don’t mind the advertisements they put on before the movie begins.” Source, Arbitron Inc., The Arbitron Cinema Advertising Study, Copyright 2003.

Advantages of Cinema Advertising

The principal advantages of cinema advertising include the following:

•	Effective targeting. Cinema advertising enables advertisers to target audiences by specific location or region and on a national basis by demographic characteristics associated with a film or film rating category.

•	Large addressable audience. According to Kagan Research, movie-going is the number one out-of-home leisure activity for Americans. Over two-thirds of the U.S. population goes to the movies, with one-third of the population attending a movie at least once a month. According to the Motion Picture Association of America, Inc., or MPAA, in 2005, total theatre attendance in the U.S. was approximately 1.4 billion.

•	Attractive audience demographics. According to a Nielsen Media Research study, conducted in the first quarter of 2006, typical movie-goers are young, with 45% between the ages of 12-34; affluent, with a mean household income of over $67,000; and well-educated, with 39% having a college or post-graduate degree.

•	Engaged audiences. Cinema advertising audiences are seated in a darkened auditorium while high-definition programming is displayed on a large screen with digital sound that cannot be skipped or turned off. Research conducted by Arbitron in 2003 has shown that audiences typically are more attentive in this type of environment.

•

High unaided recall rates and intent to purchase. Industry studies have found that movie-goers recall advertising messages five to six times better than television viewers. According to a 2005 Roper study, cinema advertising audiences had a 73% unaided recall rate, compared with 13% for network television audiences as cited by a 2000 Nielsen Media Research study commissioned by the Cable Advertising

Bureau. Unaided recall is measured by the ability of a viewer of an advertising message to name the advertiser without prompting.

•	Measured medium. Exhibitors can provide weekly attendance information on a film-by-film, theatre-by-theatre or film rating category basis, which allows for the accurate reporting of audience size, as opposed to the extrapolations of small sample audiences used to measure television viewership. Cinema advertising is measured by third-party media measurement firms including Arbitron and Nielsen Media Research.

The attractiveness of this medium has allowed cinema advertising providers to generate above average CPM rates as compared to more traditional media platforms. Given the high recall rates and targeted nature of this medium, advertisers can achieve their desired marketing results by more effectively reaching their chosen consumer segments while still achieving broad national reach. We believe the efficiency of this medium results in a higher return on investment for advertisers, and results in a better value proposition than traditional mass media platforms.

The attractiveness of cinema advertising relative to other media is also evident in international markets. For example, according to a World Advertising Research Center study, in 2003 cinema advertising sold at a premium CPM to peak television advertising in world markets other than the U.S., commanding a 7.0x premium in Western Europe, a 7.7x premium in Australasia, and a 13.8x premium in Asia. In North America the comparable premium was 1.3x. The consistency of cinema advertising’s premium CPM across geographies attests to the enhanced value proposition it provides for advertisers relative to traditional media platforms.

U.S. Film Exhibition Industry

The domestic motion picture exhibition industry is a mature business which has historically maintained long-term growth in revenue and attendance. According to the MPAA, total box office revenue and admissions have grown at a CAGR of approximately 5.4% and 1.2%, respectively, since 1970. In 2005, annual attendance was approximately 1.4 billion.

As shown by the chart below, the domestic motion picture exhibition industry has experienced long-term attendance growth with numerous cycles of long-term increases followed by short-term declines during the past 35 years. We believe the cyclical nature of attendance trends in the domestic motion picture exhibition industry is largely related to the supply, perceived quality and timing of release of feature films, along with the impact of changes in theatre quality and other entertainment technology and economic factors such as recessions. The industry has been relatively unaffected by downturns in the economic cycle, with attendance growing in three of the last five recessions.

Based on an industry publication, during the first nine months of 2006, total U.S. box office attendance was up 2.5% as compared to the first nine months of 2005, as set forth in the table below.

The December 2004 King Brown study, the January 2005 IAG study, the March 2005 Roper study, the June 2005 RH Bruskin Marketing, Inc. study and the June 2006 OTX Screening study referenced in this prospectus were commissioned by us or RCM, our predecessor company. None of the other independent industry publications used in this prospectus were prepared or commissioned by us or our affiliates.

BUSINESS

Our Company

We operate the largest digital in-theatre network in North America that allows us to distribute advertising and other content for our advertising, meetings and events businesses utilizing our proprietary digital content network. Upon completion of this offering, we will have long-term exhibitor services agreements with our founding members—AMC, Cinemark and Regal, the three largest motion picture exhibition companies in the U. S.— and multi-year agreements with several other theatre operators whom we refer to as network affiliates. The exhibitor services agreements grant us exclusive rights, subject to limited exceptions, to sell advertising and meeting services and distribute entertainment programming in those theatres. The network affiliate agreements grant us exclusive rights, subject to limited exceptions, to sell advertising on their theatre screens.

We currently derive revenue principally from the following activities:

•	Advertising: We develop, produce, sell and distribute a branded, pre-feature entertainment and advertising program called “FirstLook,” along with an advertising program for our lobby entertainment network and various marketing and promotional products in theatre lobbies;

•	CineMeetings: We facilitate live and pre-recorded networked and single-site meetings and corporate events in the movie theatres throughout our network; and

•	Digital Programming Events: We distribute live and pre-recorded concerts, sporting events and other entertainment programming content to theatres across our digital network.

We believe that the reach, scope and digital delivery capability of our network provide an effective platform for national, regional and local advertisers to reach a young, affluent and engaged audience on a highly targeted and measurable basis. Our network is currently located in 45 states and the District of Columbia and covers all of the top 25, as well as 49 of the top 50, DMAs®, and 149 DMAs® in total. During 2005, approximately 500 million patrons, representing 36% of the total U.S. theatre attendance, attended theatres operated by our founding members. As of September 28, 2006, we had a total of 12,973 screens in our network, as set forth in the table below:

Our Network*

(as of September 28, 2006)

	Theatres	Screens
		Digital	Total
Founding Members	946	10,816	12,039
Network Affiliates	87	261	934

Total	1,033	11,077	12,973

*	Excludes Loews and Century.

On January 26, 2006, AMC acquired the Loews theatre circuit. As of September 28, 2006, Loews operated approximately 107 theatres and 1,275 screens. The Loews screens will become part of our network on an exclusive basis beginning on June 1, 2008, subject to the run-out of certain pre-existing contractual obligations for on-screen advertising existing on May 31, 2008. During 2005, approximately 66.5 million movie patrons attended Loews’ theatres in the United States.

On October 5, 2006, Cinemark acquired the Century theatre circuit. As of that date, Century operated 77 theatres with 1,017 screens. The Century screens were added to our network on an exclusive basis subject to limited exceptions. During Century’s fiscal year ended September 28, 2006, approximately 49.6 million movie patrons attended Century’s theatres in the United States.

Through our FirstLook program, lobby entertainment network and other promotional products, we provide our advertisers with bundled offerings of on-screen and lobby marketing products that provide multiple touch points to interact with theatre patrons. We distribute our programming primarily through our proprietary digital content network. We also sell 35 mm slide and film-based advertising on 1,223 non-digital screens in our network operated by our founding members as of September 28, 2006, which represented less than 10% of our attendance during the year ended December 29, 2005. We expect the percentage of our attendance derived from non-digital screens to decline over time as these theatres are closed, renovated or converted to digital, providing us with additional national on-screen inventory and operating efficiencies.

During the three and nine months ended September 28, 2006, we generated pro forma revenue, operating income and adjusted EBITDA of $73.9 million, $39.2 million and $41.8 million and $188.1 million, $85.5 million and $93.4 million, respectively. Because Cinemark had a pre-existing contract with another cinema advertising provider, NCM LLC began selling advertising for Cinemark’s screens on an exclusive basis beginning on January 1, 2006, subject to the run-out of certain pre-existing contractual obligations for on-screen advertising through April 1, 2006. For additional financial information about our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and NCM LLC’s historical financial statements and related notes included elsewhere in this prospectus. See the notes to “Selected Historical Financial and Operating Data” for a discussion of the calculation of EBITDA. Our historical operating and pro forma results for these periods do not include quarterly payments that will be made by AMC to us pursuant to the Loews screen integration agreement as such payments will be recorded directly to our equity account for accounting purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Company Following the Completion of this Offering—Loews Payments.”

On-Screen Advertising

Our on-screen digital pre-feature show consists of a national and regional FirstLook program and a local advertising presentation. The pre-feature show generally ranges in length from 20 to 30 minutes and ends at or about the advertised movie show time. National advertising is sold on a CPM basis, while local and regional advertising is sold on a per-screen, per-week basis. While we generally sell our network as one single national network, we also have the ability to sell portions of our network on a regional basis, offering various price points for national advertisers and expanding the range of potential buyers.

The illustration below demonstrates a typical FirstLook program layout:

The pre-feature show begins with a three to five-minute looping segment which consists of a digital carousel of static and moving slide images. This program can loop partially or repeatedly and provides a mechanism to contract or expand the pre-feature show depending on the time between feature film presentations. The digital slides shown at the beginning of the pre-feature show represent primarily local advertising, which generally is our lowest cost advertising inventory. We often bundle time in the digital slide presentation with other local on-screen or lobby advertising inventory.

Following the conclusion of the digital carousel, the branded FirstLook program commences with a digital full-motion presentation. FirstLook replaced the entertainment pre-shows of AMC and Regal in order to provide a more entertaining pre-feature program for theatre patrons and a more effective advertising platform. The FirstLook program integrates advertising with entertainment content segments from our content partners.

FirstLook is comprised of up to four segments, each approximately four to seven minutes in length. Segment four, the first section of FirstLook, begins approximately 20 minutes prior to the advertised show time and generally includes local and regional advertising. Segment four generally competes against the spot broadcast television market for advertising spending. Segment three typically begins approximately 15 minutes prior to the advertised show time. Segment three includes a two and one-half minute entertainment content segment from our content partners and advertising spots, usually from regional advertisers or national companies with limited advertising budgets.

Segment two and segment one run closest to the advertised show time and comprise our most valuable advertising inventory. Both segment two and segment one include a two and one-half minute entertainment content segment from our content partners and advertisements from national advertisers. Segment two and segment one begin approximately 11 minutes and six minutes, respectively, before the advertised show time.

The film trailers that typically run before the feature film are not part of FirstLook. Film trailers do not begin until after the FirstLook program ends.

Our entertainment content segments are provided to us under multi-year contractual arrangements with leading media companies that we refer to as content partners. Under the terms of these contracts, our content partners make available to us original content segments and make long term commitments to buy a portion of our advertising inventory. Our content partners currently include NBC Universal, or NBC; Sony Pictures Entertainment, or Sony; Turner Broadcasting System Inc., or TBS; Twentieth Century Fox, or Fox; and Universal City Studios, or Universal. The original content produced by these partners typically features behind-the-scenes interviews with producers, directors and actors or “making-of” segments relating to feature films or upcoming broadcast television shows.

We offer multiple versions of FirstLook each month, generally tailored to a specific film rating category. This programming flexibility provides advertisers with the ability to target specific audience demographics and gives us the ability to ensure that the content and advertising is age-appropriate for the movie audience. We rotate the entertainment content segments between theatres approximately every two weeks to ensure that frequent movie-goers are entertained by fresh content.

Our goal in creating FirstLook as a branded entertainment program is to create a new “first release window” for advertising into the marketplace, similar to the way films are released first in cinemas. To that end, we encourage advertisers to provide us with advertisements before they are shown in other media platforms or with original content that is specifically created for cinema. We also offer pre- and post-production services to our clients for a fee to enhance the quality of the content we display.

The FirstLook program also includes up to two minutes for founding member advertisements to promote various activities associated with the operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, special events presented by the founding member and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service. This time is provided by us to the founding members at no charge and includes 45 seconds within 15 minutes of show time, 15 seconds of which will be placed within 11 minutes of show time, and the remainder placed at our discretion. We may move the placement of the founding member advertisements up to one minute further from the advertised movie show time if NCM LLC sells additional advertising units to third parties that follow the founding member advertisements.

Under the exhibitor services agreements, the last 90 seconds of the FirstLook program will be sold to the founding members to satisfy their on-screen advertising commitments under their beverage concessionaire agreements. The arrangements with our founding members relating to on-screen advertising for their beverage concessionaires and the agreements with our content partners represented approximately 40.6% of our advertising revenue for the nine ended September 28 on a pro forma basis.

We believe FirstLook has been well received by patrons. In a study conducted for us by OTX Screenings in June 2006, 70% of those surveyed found FirstLook to be “very” or “somewhat” entertaining and nearly half said that FirstLook had a “very” or “somewhat” positive effect on their movie-going experience. In a separate study conducted by King Brown in 2004, 74% of respondents indicated they preferred a branded, pre-feature entertainment and advertising program such as FirstLook to a traditional advertising slide show.

Lobby Network and Promotions

Lobby Entertainment Network. Our lobby entertainment network is a network of television and high-definition plasma screens located throughout the lobbies of most of our digitally equipped theatres. As of September 28, 2006, we had 1,722 screens in 670 theatres connected to our digital content network. The lobby entertainment network screens are strategically placed in high-traffic locations such as concession stands and auditorium waiting areas. Programming on our lobby entertainment network consists of an approximately 30-minute loop of five branded entertainment content segments created specifically for the lobby with advertisements running between each segment. Our lobby entertainment network programming is distributed by our network operations center and has the same programming flexibility as the FirstLook on-screen programming. The lobby entertainment network is currently displaying the same program simultaneously on all screens within a given theatre, which we believe provides the maximum impact for our advertisers. A study of our lobby entertainment network conducted by RH Bruskin Marketing, Inc. in June 2005 showed that the combination of screen placement, high-impact content and advertising produced recall rates that were three times those of prime time television advertising. We sell advertising on the lobby entertainment network individually or bundled with on-screen or other lobby promotions. The lobby entertainment network programming includes up to two minutes for founding member advertisements to promote activities associated with the operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, special events presented by the founding member, vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service. Additionally, subject to certain limitations, the lobby entertainment network programming includes up to two minutes, one minute of which we provide to the founding member at no cost and one minute of which the founding member may purchase, to promote certain non-exclusive cross-marketing relationships entered into by the founding members for the purpose of increasing attendance or revenue, other than from advertising, which we call strategic programs.

Under the terms of the exhibitor services agreements, the founding members also have the right to install additional screens in their theatre lobbies, which would not display our lobby entertainment network programming, and would be used to promote their theatre concessions, ticketing partners, gift card and loyalty programs, special events presented by the founding member and vendors of services provided to theatres, so long as such promotion is incidental to the vendor’s service.

Lobby Promotions. We also sell a wide variety of advertising and promotional products in our theatre lobbies. These products can be sold individually or bundled with an on-screen or lobby entertainment network advertising package. Lobby promotions typically include:

•	advertising on tickets and concession items such as beverage cups, popcorn bags and kids’ trays;

•	coupons and promotional materials, which are customizable by film or film rating category and are distributed to ticket buyers at the box office;

•	product sampling and display; and

•	signage throughout the lobbies, including posters, banners, counter cards, danglers, floor mats, standees and window clings.

Under the terms of the exhibitor services agreements, the founding members may conduct a limited number of lobby promotions at no charge in connection with their strategic programs.

Our ability to provide in-lobby marketing and promotional placements in conjunction with our other marketing solutions allows us to provide integrated marketing products to advertisers with multiple interactions with theatre patrons throughout the movie-going experience, which we believe is a competitive advantage over other national media platforms.

CineMeetings

Our CineMeetings business facilitates live and pre-recorded networked and single-site business meetings and corporate events in movie theatres. These events are typically scheduled from Monday through Thursday during off-peak hours while theatre attendance for movies is traditionally low. Clients can communicate on a live basis to audiences located in auditoriums connected to our cinema broadcast network. As of September 28, 2006, there were 119 locations set up to accommodate live broadcasts. At our digital content network locations, in-person presentations or pre-recorded content can be presented. Event content broadcast over our cinema broadcast network or digital content network is encrypted to protect against piracy.

We offer meetings that enhance the educational and entertainment value of a presentation by utilizing the big screen, stadium seating, high-resolution digital projection and audio. Our network also facilitates large meetings in multiple locations across the U.S. We provide centralized event management including booking, event coordination and execution, technical support, promotional tools, advanced audio/visual technologies and catering services. We are able to offer customers a single point of contact and standardized pricing across our network, which dramatically increases the efficiency of booking multi-location events for our clients. We promote our CineMeetings business throughout the theatre. Recent CineMeetings events have included corporate meetings, training seminars, product launches, religious services and sales and marketing events.

Digital Programming Events

Our digital programming events business focuses on the licensing and distribution of entertainment programming products and the sale of sponsorships associated with live or pre-recorded programming on an event-by-event basis or for a series of events. Our digital content network provides a highly attractive high-definition distribution network for this type of programming and promotional opportunities for national brands. Our digital programming events include live and pre-recorded concerts and music events, DVD product releases, marketing events, theatrical premieres, Broadway plays, live sporting events and other special events. Recent events have included concerts by musical performers such as Bruce Springsteen, the Rolling Stones, Phish and Prince, and broadcasts of sporting events such as the Tour de France and marketing events for the DVD releases of Wedding Crashers and The Boondock Saints. Event content is broadcast over either our cinema broadcast network or our digital content network and encrypted for piracy protection. As of September 28, 2006, our network has the capability to deliver:

•	live high-definition content to 119 theatres with up to four screens per theatre;

•	live standard definition content to 173 theatres with up to four screens per theatre; and

•	high-definition pre-recorded content to virtually all of the 11,077 digital screens in our network.

We advertise digital programming events on our network either through a digital trailer shown after FirstLook or during FirstLook using unsold advertising inventory. Clients who buy event sponsorships associated with digital programming events may use any one of our other advertising services in order to market their brands or products.

In 2005, our digital programming events business held 15 events. In 2006, we plan to hold approximately 22 events. In May 2006, we signed music content and cross-marketing agreements with Live Nation and Network LIVE, two of the largest concert promoters in the world, based on the number of tickets sold worldwide in 2005. We believe these new partnerships will provide us with a consistent supply of music programming and an additional marketing channel. In the fourth quarter of 2006, Network LIVE dissolved and NCM LLC began working with Control Room, which has taken over production of the content formerly produced by Network LIVE. NCM LLC intends to negotiate a term sheet with Control Room, and already has distributed content produced by Control Room across our network.

Our Competitive Strengths

We believe that our key competitive strengths include:

Superior, Targeted National Advertising Network

Our national advertising network delivers a young and affluent audience that we believe allows for effective targeting of marketing messages and measurable results, yielding a superior return on investment for advertisers as compared to many traditional media platforms. As a result, we are able to compete effectively for marketing spending by advertisers and have developed relationships with a diversified group of local, regional and national advertising brands and agencies throughout the United States.

•	Extensive National Market Coverage. Our contractual agreements with our founding members provide exclusive access, subject to limited exceptions, to the largest network of digitally equipped theatres in the United States and allow us to sell advertising nationwide which we distribute using our digital content network. We also have contractual agreements with our network affiliates that give us the exclusive right, subject to limited exceptions, to sell advertising on their theatre screens. As of September 28, 2006, our network included 11,077 digital screens and 12,973 screens in total, located in 1,033 theatres in 45 states and the District of Columbia. The attendance of the 946 theatres operated by our founding members totaled approximately 500 million during 2005, which represented approximately 36% of the total U.S. theatre attendance for that year, as reported by the MPAA. Our network also provides us with access to some of the most modern and highly attended theatres in the industry, as measured by screens per location and attendance per screen operated by our founding members. The average screens per theatre in our network was 12.6, twice the U.S. theatre industry average, the aggregate attendance per screen of theatres operated by our founding members as of September 28, 2006, was 41,482, 12% higher than the U.S. theatre industry of 37,096, as reported by the National Association of Theatre Owners, or NATO, as of December 31, 2005. Also, our theatre network has access to key media markets, including all of the top 25, as well as, 49 of the top 50, U.S. DMAs®, and 149 DMAs® in total. Approximately 75% of our screens are located within the top 50 U.S. DMAs®. The addition of the Loews and Century theatres will expand our national market coverage and presence in key U.S. DMAs®.

•	Targeted, Flexible Advertising Medium. Our digital network technology gives us flexibility in distributing content to our entire audience, or to specific theatres, geographic regions, or demographic groups based on film or film rating category. As a result, our clients can deliver a targeted advertising message utilizing sight, sound and motion across our expansive network. Our technology also shortens distribution lead times, reduces operating costs and enables us to respond quickly to client requests to change advertising content.

•	Access to a Highly Attractive Demographic Segment. We offer advertisers the ability to reach young and affluent consumers. According to a Nielsen Media Research study conducted in the first quarter of 2006, typical movie-goers are young, with 45% between the ages of 12-34; affluent, with a mean household income of over $67,000; and well-educated, 39% having a college or post-graduate degree. We believe that this demographic is highly sought after by advertisers and is difficult to reach effectively using traditional media platforms.

•	Engaged Theatre Audience. We believe that cinema advertising benefits from the visual quality and impact of the “big screen” and digital surround sound presented in a distraction-free environment. According to a study by IAG Research in 2005, theatre advertising is two to five times more effective than advertising shown on television in terms of unaided recall rates. Cinema advertising is one of the few media platforms that the viewer does not have the ability to skip or turn off.

•	Superior Audience Measurability. We receive film-by-film, rating-by-rating and theatre-by-theatre attendance information weekly from our founding members, which allows us to report to clients the audience size that viewed an advertisement. We believe this unique ability to provide advertisers with actual audience counts gives us a distinct competitive advantage over traditional media platforms. We also provide our advertisers with information regarding the demographics of the cinema audience and the effectiveness of a given advertisement using research from several third-party research companies such as Nielsen Media Research and Arbitron. We also work closely with third-party research companies to measure the recall, likeability, and brand message of our cinema advertisements.

Innovative, Branded Digital Pre-Feature Content

We believe that our digital entertainment and advertising pre-feature program, FirstLook, provides a high-quality entertainment experience for patrons and an effective marketing platform for advertisers. We have branded our pre-feature show, FirstLook, to reinforce our goal of creating the “first release window” for advertising into the marketplace, similar to the way that films are released first in cinemas. This strategy will provide more original content for the audience and more impact for the advertiser. We have also designed the

FirstLook program to ensure that advertisements of similar production quality are shown together and that all advertisements end by the advertised show time. According to customer research conducted by us and independent research companies, the production of a higher quality branded pre-feature program improves the entertainment experience for patrons and the effectiveness of the advertising message.

Integrated Marketing Products

In addition to providing on-screen advertising opportunities using our digital content network, we offer advertisers the opportunity to integrate and reinforce their on-screen advertisements with various in-lobby marketing. Our in-lobby marketing programs include advertisements sold on television or high-definition plasma screens, posters, tickets, box office coupon handouts, popcorn bags and beverage cups and on-site product sampling opportunities. By integrating our in-lobby marketing products with on-screen advertising, patrons are exposed to consistent marketing messages through multiple touch points during the entire movie-going experience. According to a study we commissioned in June 2005, movie patrons across our network theatres spend, on average, nine minutes in the theatre lobby prior to going into the auditorium, including time at the concession stand. By integrating on-screen advertising with our in-lobby marketing programs, we believe our advertisers can extend the exposure for their brands and products and create an interactive “relationship” with the consumer that is not available with broadcast television or traditional display advertising. Our marketing team assists advertisers in creating entertaining, fully integrated cinema marketing campaigns with maximum impact.

Scalable, State-of-the-Art Content Distribution Technology

Our proprietary software provides many distribution, scheduling, reporting and auditing features. The flexibility of our digital content system allows us to create different versions of FirstLook and our lobby entertainment network programming and to distribute these programs by theatre, region, film or film rating category. Our technology also provides the ability to electronically change advertisements from our network operations center as needed by advertising clients which shortens lead times, provides increased flexibility to change messages or target specific audiences, facilitate two-way interaction amongst participants attending meetings in our auditoriums and significantly reduces the cost as compared to distributing advertisements on 35 mm film. Our network operations center, digital content system and other network software provide us with the capability to monitor over 35,000 network devices and more than 143,000 alarm points within our theatre network on a real-time 24/7 basis, providing the high network reliability and timely reporting required by our advertising clients. Our use of satellite network technology, combined with the design and functionality of our digital content system software and network operations center infrastructure make our network efficient and scalable, providing the capacity to expand as needed. While our network capabilities are now primarily used within the theatre environment, we believe they could be easily adapted to other out-of-home environments.

We believe that our business is scalable because we can add new theatres to our digital content network without incurring significant operating costs or making significant capital expenditures. Since we have already made investments in our network operations center, satellite bandwidth and other network infrastructure, a new theatre may be connected to our digital content network with the installation of a minimal amount of additional equipment.

Attractive Financial Characteristics

A significant portion of our advertising inventory is covered by multi-year contracts with our content partners and arrangements to satisfy our founding members’ on-screen marketing obligations to their beverage concessionaires. These contracts accounted for 32.1% of our total pro forma revenue in the three months ended September 28, 2006, and 40.6% of our total pro forma revenue in the nine months ended September 28, 2006, each on a pro forma basis. Our operating margins, before circuit share expense to our founding members, have been consistently strong since our inception, at 68.8% for the three months ended September 28, 2006, and 64.1% in the nine months ended September 28, 2006, on a pro forma basis. Our founding members have also invested substantial capital to deploy, expand and upgrade the network within their theatres. Due to the network investments made by our founding members in new and acquired theatres and the scalable nature of our business model, we do not expect to make major capital investments to grow our operations as our network of theatres expands. The combination of our strong operating margins and our limited capital expenditures has allowed us to generate significant free cash flow before distributions to our founding members. In the nine months ended September 28, 2006, our capital expenditures were $4.3 million. We believe our expected level of free cash flow generation will provide us with the strategic and financial flexibility to pursue growth opportunities, support our debt payments and make dividend payments to our stockholders.

Experienced Management Team

Our management team has significant experience in advertising sales and marketing, theatre operations, digital network design and operations, and finance. The majority of our senior management team was assembled during the formation of RCM, our predecessor company, in early 2002 and thus has worked together for several years building our business. Our senior management has many years of experience in their respective areas of expertise. We believe that our senior management team will be able to effectively grow our business through continued operating improvement and expansion of our products and services.

Our Strategy

Our primary strategic initiatives are to:

Increase Inventory Utilization

We intend to increase our market share of U.S. advertising spending by expanding commercial relationships with our existing advertising clients and by growing our advertising client base. We also intend to continue to improve our level of client service, including the development of new research and return on investment, or ROI, measurement tools. While an increasing number of companies now make cinema advertising part of their media buying plan, there are still many large advertisers and product categories, such as packaged goods companies, quick—service restaurants, big-box retailers and financial services firms, that do not yet include meaningful cinema advertising expenditures in their marketing budgets. We believe that over time, as awareness of and third-party data on the effectiveness of cinema advertising grows, we will be able to increase our revenue from these advertising categories.

Since our formation, we increased the amount of regional advertising in our pre-feature show from those of our predecessor company and have begun to more aggressively market and grow our local and regional advertising business. For example, we recently created a new senior sales position to focus exclusively on larger regional clients such as car dealer associations, and quick-service restaurant advertising co-ops. We have also started to experiment with direct marketing campaigns to businesses within a specified radius of our network theatres, with very positive results. For example, we created a marketing plan for Six Flags, Inc. by selling advertising on screens within a 150-mile radius of all of its theme parks. This campaign was combined with theatre lobby promotions and advertising. Due to the relatively low percentage of local and regional advertising inventory sold today, we believe that a growth opportunity exists for further development of this business segment.

Increase Our National CPM

In 2005, our national on-screen advertising CPM was approximately 1.2 times the average U.S. primetime network television CPM as reported by Media Dynamics, Inc. We believe that this premium does not yet fully reflect the highly targeted nature of our impressions, higher recall rates, ability to provide informative audience data to our clients and, most importantly, the inability to turn off or skip our advertising messages. According to a World Advertising Research Center study, cinema advertising CPMs as a multiple of primetime network television CPMs in more mature cinema advertising markets such as Europe and Australia are as much as 7 times higher than they are in the United States. Therefore, we believe that there is an opportunity for continued CPM growth, especially as our inventory utilization increases, providing a more favorable supply-demand dynamic.

Expand Our Geographic Coverage and Reach

We intend to expand the reach and geographic coverage of our national digital network by connecting additional theatres to our network that our founding members buy or build and through additional network affiliate agreements with other theatre circuits. Our strategy for attracting new network affiliates is to focus primarily on larger regional circuits in the larger metropolitan areas or in geographic areas where we do not currently have significant market coverage.

Provide Integrated Marketing Solutions to our Clients

We strive to differentiate ourselves amongst other media platforms. Advertising clients are increasingly seeking new ways to create direct relationships and touch points with customers, which our lobby advertising facilitates. We allow clients to benefit from the brand exposure provided by the high impact of the “big screen,” while at the same time allowing theatre patrons an opportunity to actually experience the advertised product through sampling or displays in the lobbies. We believe that our ability to provide both sight, sound and motion brand advertising and direct consumer touch points on an integrated basis in the same location is something that no other advertising medium can provide as effectively. Also, since many of these lobby products have not been available across our entire network until recently, we believe that there is an opportunity to further increase the sale of these products in the future.

Increase Market Awareness Of Our CineMeetings Business to Expand Our Client Base and Increase Revenue

Our CineMeetings business provides a new type of venue for corporate meetings that offers advantages over hotels and other traditional meeting venues. Unlike traditional venues, we provide a single point of contact for national event booking and coordination and utilize digital distribution and projection technology. In addition we also have the ability to bundle meetings with the screening of a film, sometimes before the film opens to the general public, in a product known as “Meeting and a Movie.” We believe we can attract more clients to our network theatres and increase the revenue of our CineMeetings business by raising market awareness of the unique benefits of hosting meetings at our locations and increasing the number of theatres equipped to host live broadcasts. We have employed several local and national marketing strategies to communicate the value proposition associated with our CineMeetings business, including advertising in theatres within the FirstLook pre-show program, improving the focus of our Internet advertising, implementing a direct mailing effort to Fortune 500 CEOs and holding demand generation seminars for meeting planners in our network theatres.

These and other marketing strategies, including more aggressive efforts by our CineMeetings sales force and cross-selling by our advertising sales force, have lead to an expansion of our client base and a 38.3% and 94.4% increase in CineMeetings event sites and revenue, respectively, for the three months ended September 28, 2006 versus the three months ended September 29, 2005. In addition, during August 2006, we contracted with a nationally recognized company to host the largest event in the history of the CineMeetings business for approximately 2,200 meeting sites during the fourth quarter.

Expand Our Live and Pre-Recorded Digital Programming Events Businesses

We will continue to expand and improve the technical capabilities of our digital content network and cinema broadcast network. Today, virtually all of our digitally equipped screens have the capability to show pre-recorded content. We are upgrading our digital content system software so that it can handle distribution of large digital files associated with our digital programming events business. While the opportunity to participate in distribution of content in a digital cinema environment is in its infancy today, we believe that our existing network and digital content network technology position us well to be able to expand these uses of our network theatres in the future. We expect the improvements to and expansion of our network will broaden our capabilities to distribute various kinds of live and pre-recorded meeting services and entertainment programming to a larger audience. By expanding our live distribution capabilities, we believe we will be able to attract more non-film live and pre-recorded digital programming events, and, as a result, increase our event ticket and sponsorship revenue. We will also look to form strategic alliances to gain access to high quality content. For example, in May 2006, we signed content supply and cross-marketing agreements with Live Nation and Network LIVE. In fall 2006, Network LIVE dissolved and NCM LLC began working with Control Room, which has taken over production of the content formerly produced by Network LIVE. NCM LLC intends to negotiate a term sheet with Control Room, and already has distributed content produced by Control Room across our network.

Upgrade our Advertising Sales and Inventory Management Systems

We are currently upgrading and improving our advertising sales and inventory management systems. We believe that these upgrades and improvements will enable us to respond more promptly to client requests for proposals, and will provide real-time access to pricing and availability information that allows us to manage our inventory more efficiently, improve our management reporting and data analysis and increase the number of our network affiliates at a quicker pace.

Develop New Marketing and Distribution Platforms that Leverage Our Existing Assets

We are exploring several initiatives that are meant to leverage our existing technology, distribution platform and sales and marketing infrastructure, including the following:

Entertainment Magazine—We are currently negotiating a joint venture with a well-known entertainment magazine to create a similar entertainment magazine that will be distributed in our founding members’ theatres in the United States. This magazine is already a successful publication in the film exhibition market outside of the United States. The magazine will include advertising sold by the joint venture’s sales force and by our sales force. We currently intend to launch the magazine late in 2007. In exchange for making the theatres in our network available for distribution of the magazine, we will receive an ownership interest in the venture, which we expect to be funded by private equity or a strategic partner.

New Out-of-Home Networks—Retail businesses including department stores, convenience stores and health clubs have begun to deploy advertising networks consisting of in-store televisions and plasma screens. We believe that targeted advertising will continue to grow in importance as a percentage of advertising spending and that networks in other retail environments will continue to develop. Importantly, we believe that our distribution technology, sales force, other existing operating infrastructure and client relationships could create growth opportunities for us in these other retail environments.

Internet Sites—We have developed and maintain several web sites including our corporate site and sites for our various businesses. As we expand some of our consumer-oriented businesses such as our planned magazine business and digital programming events business, we expect that the traffic on those sites to increase to a level that could provide an opportunity to sell advertising and provide research data. For example, we plan to create a branded entertainment web site in connection with the entertainment magazine, on which we and the venture will sell advertising. By selling the advertising through our existing sales forces and bundling the Internet offerings with our existing in-theatre advertising products, we believe that a new high margin revenue stream could be developed.

Agreements with Our Founding Members

Exhibitor Services Agreements

NCM LLC has been the exclusive provider of in-theater advertising (subject to certain pre-existing contractual obligations for on-screen advertising and other limited exceptions for the benefit of the founding members) in the founding members’ theatres pursuant to agreements entered into with AMC and Regal in March 2005 and with Cinemark in July 2005. These agreements contain NCM LLC’s obligation to provide on-screen and lobby advertising and the founding members’ obligation to exhibit advertising on the theatre and lobby screens and in theatre lobbies. They also set forth the terms on which the founding members participate in our CineMeetings and digital programming events businesses.

In connection with the completion of this offering, we will enter into amended and restated exhibitor services agreements with our founding members. Key provisions of the new agreements will include:

•	a term of 30 years (the term relating to CineMeetings will be five years with provisions for automatic renewal if certain financial performance conditions are met);

•	a five-year right of first refusal, which begins one year prior to the end of the term of the exhibitor services agreement;

•	exclusive rights to provide advertising for the founding members’ theatres subject to the founding members’ rights to do the following on a limited basis:

—	promote activities associated with theatre operations, on screen, on the lobby entertainment network and in the lobby (including on additional video screens in theatre lobbies); and

—	promote, on the lobby entertainment network and in theatre lobbies only, certain non-exclusive cross-marketing arrangements with third parties entered into by the founding members which are designed to promote the theatres and the movie-going experience to increase attendance and revenue;

•	payment of a monthly theatre access fee to the founding members;

•	a requirement that the founding members purchase up to 90 seconds of on-screen advertising time during the pre-feature program at a negotiated rate (intended to approximate a market rate) in order to satisfy the founding members’ obligation to provide certain on-screen advertising to their beverage concessionaires pursuant to their beverage concessionaire agreements; and

•	primary responsibility of NCM LLC to obtain, repair and replace the equipment necessary to operate the digital content network and primary responsibility of the founding members to fund the installation and replacement of the equipment.

See “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Exhibitor Services Agreements” below.

Agreements with Our Network Affiliates

NCM LLC has assumed agreements with certain network affiliates from a subsidiary of AMC, pursuant to which NCM LLC provides them with advertising services. The relationship between NCM LLC and three of the network affiliates is governed by the terms of three substantially similar agreements. Each of these three agreements provides that NCM LLC will pay the network affiliate a portion of the revenue from the advertising sold by NCM LLC, or at least a minimum annual payment per screen per year in exchange for showing NCM LLC advertisements in the theatres. The agreements allow for NCM LLC to be the exclusive provider of on-screen advertising for the network affiliates, subject to certain limitations, and each agreement expires during 2007. Pursuant to the fourth agreement, NCM LLC agrees to pay this network affiliate a monthly share of the proceeds from advertising sold by NCM LLC, or at least a minimum annual payment. The network affiliate agrees not to distribute any on-screen or in-theatre advertising product that competes with NCM LLC. This agreement will renew for a three-year term on December 31, 2007, unless written notice is given at least 90 days before December 31, 2007. Pursuant to the fifth agreement, NCM LLC agrees to pay this network affiliate a monthly share of the proceeds from advertising sold by NCM LLC, or at least a minimum annual payment. NCM LLC is the exclusive provider of any on-screen 35 mm “rolling stock” advertising for this network affiliate. This agreement expires December 31, 2006. NCM LLC will have six-month run out rights which will allow NCM LLC to display advertising sold on or before December 31, 2006 on the network affiliate screens through June 30, 2007. NCM had assumed from a subsidiary of AMC agreements with two additional network affiliates. These agreements were terminated in 2005 and 2006.

In addition, NCM LLC has assumed from a subsidiary of Regal an agreement with an additional network affiliate that had the digital content network installed. Pursuant to this agreement, NCM LLC agrees to pay the network affiliate a percentage of the revenue generated by the advertising offset by a minimum annual payment paid to the network affiliate annually. NCM LLC is the exclusive representative with respect to procurement of advertising for the pre-feature program and video display program in the network affiliate’s theatres. This agreement expires on September 16, 2009, or upon giving notice in specified circumstances.

Digital Cinema Services Agreement

In connection with the completion of this offering, we anticipate that we will enter into the digital cinema services agreement with a newly-formed entity to be formed and owned by our founding members, to govern our activities related to design, planning and management related to development and procurement of digital cinema systems for our founding members. This effort will include system design, equipment procurement and the development of financing agreements with the studios and third-party financing sources. Prior to the completion of the offering, we will assign to the newly formed entity an engagement letter we have entered into with J.P. Morgan Securities Inc. and a consulting contract we have entered into with Travis Reid, former Loews Cineplex Entertainment President and CEO, who is leading the effort to create a business plan and financing model for digital cinema with the major motion picture studios. We anticipate that the newly formed entity will manage the implementation of the business plan, including the establishment of an unrelated entity to purchase digital cinema equipment and enter into the associated financings. Neither NCM Inc. nor any of our subsidiaries will have an ownership interest in the unrelated entity. The financing arrangements are intended to be non-recourse to us. These future developments are subject to the plans of our founding members.

Our provision of services to this venture could provide us with several benefits, including additional revenue from the digital cinema services agreement. If our founding members choose to deploy the plans that we develop, we will be better positioned to integrate the operational and technological needs of our advertising and digital programming events businesses into the digital cinema systems that may be deployed into theatres.

Sales and Marketing

In-Theatre Advertising. We sell and market our in-theatre advertising through our national and regional/local sales and marketing groups.

Our national sales staff of 29 people is located across the country in our four national sales offices in New York, Woodland Hills (outside Los Angeles), Chicago and Detroit. Approximately 33% of the compensation for the national sales staff is variable and commission-based, with commissions shared across the team in order to enhance coordination and teamwork. Our national sales organization is highly scalable and has successfully increased sales per person by approximately 28% over the past two years. We expect this trend to continue as our products and services gain greater acceptance by advertisers and continue to expand our customer and revenue base.

Our regional and local sales staff of 107 people is located throughout the country, covering approximately 121 screens each and selling directly to our regional and local clients. Approximately 75% of the compensation for local sales staff is variable based on a commission of collected sales.

During 2005, we created a new senior sales position to focus exclusively on larger regional clients (such as car dealer associations, quick-service restaurant advertising co-ops and state lotteries). We believe sales to regional clients represent a significant growth opportunity and will allow us to increase utilization in the earlier segments of our pre-feature show.

Over the past four years we have increased our advertising revenue base by expanding the number of clients and product categories through sales outreach. We aggressively plan meetings directly with clients and with advertising agencies to educate them on the merits of cinema advertising. We also have a three-person public relations department and a seven-person research department and have commissioned third-party market research on the effectiveness of cinema advertising. This research has provided our customers with compelling statistical evidence of the superiority of our product relative to other broadcast advertising based on metrics such as brand recognition, message recall, and likeability. We believe we are making significant progress toward establishing cinema advertising as a more accountable and effective advertising medium relative to other traditional advertising media and capturing increasing market share from those media.

CineMeetings. We have a staff of 41 people who are dedicated to sales and marketing of our meetings business. In fiscal 2005, we facilitated over 6,900 meetings.

Digital Programming Events. We have a staff of eight people who are dedicated to sales and marketing of our digital programming events. Over the last year, we have successfully expanded this business segment from 15 events attended by approximately 88,000 patrons throughout 2005, to 15 events attended by approximately 187,000 patrons in the first nine months of 2006.

Media and Creative Services

Our media and creative services division uses state of the art, proprietary technologies and practices to ensure the highest possible cinema quality presentation of all on-screen content. We believe the expertise of this group in optimizing content for cinema playback has been instrumental in our ability to provide a better experience for the theatre patron and to enhance our ability to attract and retain our on-screen advertising customers. We provide a full spectrum of post-production services to our clients for a fee, including audio enhancements, color correction and noise reduction and will also upconvert standard definition content to the high-definition, surround sound cinema quality format we distribute over our digital content network, ensuring a pristine, high impact presentation of our clients’ content. Our expertise in tailoring advertisements developed for television for high-definition cinema playback facilitates the ability of national advertisers to display content that optimizes the big-screen format. We also offer creative services to our clients, developing full sight, sound and motion high-definition advertisements from concept to completion. Our founding members and significant number of regional advertisers engage us for the production of their on-screen advertisements. This service substantially reduces the obstacles for smaller clients to invest in cinema-quality advertising. Additionally, our media and creative services ensure the consistent image and sound quality of the pre-feature and event content distributed over our network, which we believe has a positive impact on the audience reaction to and recall of our content and the overall quality of movie-goers’ experience.

Technology

We utilize digital media, software and network technologies to deliver high-quality cinema advertising, meeting services and digital programming events to screens at our network theatres. These technologies facilitate a higher quality entertainment experience than the slide projectors and 35 mm “rolling stock” traditionally used in cinema advertising. Moreover, our technology allows us to deliver targeted, measurable advertising messages to consumers and efficiently monitor the on-screen playback.

We employ two satellite networks to distribute content to our theatres. Our digital content network satellite, which is operated by Hughes, is used to distribute our FirstLook content to 11,077 screens, 833 theatres and over 2 million seats. Our cinema broadcast network satellite is used to support our digital programming efforts by broadcasting live feeds to 292 screens in 119 theatres and over 82,000 seats. We contract for transponder time on the cinema broadcast network satellite only when we have digital programming events to distribute over the cinema broadcast network.

The satellite technology we use to deliver data provides a cost-effective means to deliver content to theatres. We employ a variety of technologies that “wrap” around the satellite process to help ensure uninterrupted service to theatres. For example, our digital content system has automated implementation capabilities that allow for data files to be multicast to theatres over a large footprint. Our digital content system interfaced with the Hughes software also possesses the ability to dynamically control the quality, timing and completeness of content. The integrated digital content network/digital content system is controlled by our network operations center, which supports and monitors over 35,000 in-theatre hardware devices and more than 143,000 alarm points on the network.

Through our network operations center, we have access to and can monitor and initiate repairs to the equipment in our entire digital network of theatres. Our network operations center operates 24 hours a day, seven days a week.

As shown in the above diagram, the finalized content is uploaded from our network operations center through the digital content network to theatres well in advance of use. The content will be delivered via multicast technology to all theatres in our network and received by our theatre management system where it is held until displayed according to its contract terms in specified theatre auditoriums. Each theatre auditorium has a client-server architecture that controls the content to be shown in the auditoriums or in the lobby. After the theatre management system receives digital content from the digital content network, confirmation of content playback is returned via the Hughes satellite to our network operations center.

We have a disaster recovery project underway that will provide backup for critical applications at an off-site facility in the event of a catastrophic failure at our network operations center. This facility, to be located in Salt Lake City, will co-locate our servers in an environmentally secure data center. Installation and testing of the data circuits, server and other equipment began in September 2006 and is expected to be completed by December 2006. We expect to execute the disaster recovery test plan in 2007 and execute it annually thereafter.

Customers

Advertising Customers. Our advertising business has a diverse customer base, consisting of national, regional and local advertisers. We have business relationships with many national advertisers across a wide variety of industries, such as apparel / accessories, automotive, confectionary, credit card, entertainment, personal care, retail, telecommunications and video games, as well as branches of the armed forces. We derived 76% of our advertising revenue from our national accounts during the nine months ended September 28, 2006. We also have relationships with many regional and local advertisers across the country and with advertising agencies.

Each of our founding members have a relationship with a beverage concessionaire under which they are obligated to provide up to 90 seconds of on-screen advertising time as part of their agreement to purchase syrup. Under our prior agreements with our founding members, NCM LLC was to satisfy the founding members’ obligation without charge through December 2009. The exhibitor services agreements will provide for the founding members’ purchase of this on-screen advertising time at a negotiated rate (intended to approximate a market rate) in order to satisfy the founding members’ obligation to provide this advertising.

Content Partners. We have contractual relationships that provide entertainment content segments in the FirstLook program and minimum annual advertising spending commitments with NBC, Sony, Fox, TBS and Universal. These agreements generally provide that the non-commercial content segments are to be entertaining, informative or educational in nature. Each of the agreements provides for the purchase of a specified amount of advertising over a two-year period with options to renew, exercisable at the content partner’s option. Four out of the five agreements expire at the end of the 2007 or 2008 calendar year.

Competition

We compete in the $240 billion U.S. advertising industry with many other forms of marketing media, including television, radio, print media, Internet and outdoor display advertising. While cinema advertising represents a small portion of the advertising industry today, we believe it is well positioned to capitalize on the shift of advertising spending away from mass media to more targeted forms of media. As the number of media platforms continues to increase, the ability to target narrow consumer demographics and to provide measurable third-party marketing information has become increasingly important. We believe that proliferation of digital technology enabling improved data collection and ROI measurement will increase advertisers’ demand for digital advertising platforms and that cinema advertising is well positioned to address these trends.

We also compete with other providers of cinema advertising, which vary substantially in size, including Screenvision, Cinema Screen Media and Unique Screen Media. As one of the largest providers of cinema advertising in the United States, we believe that we are able to generate economies of scale, operating efficiencies and enhanced opportunities for our customers to access a national and regional audience, giving us a competitive advantage over many of our cinema advertising competitors. Through the visual quality and impact of the “big screen” and surround sound, we are able to display high impact impressions to our audiences. According to a study by IAG Research in 2005, our cinema advertising generated recall rates two to five times greater than advertising shown on television. Given the scale and technical capabilities of our digital network, we are able to tailor our advertising programs with more flexibility and to a broader audience than other cinema advertising companies, providing a more entertaining consumer experience and a more effective platform for advertisers.

Our CineMeetings business competes with a number of venues including hotels, conference facilities, restaurants, arenas and other convention properties, as well as virtual meetings hosted on-line and across private teleconferencing networks. We believe that the combination of our ability to offer clients access to conveniently located theatres with big screens, stadium seating, high-resolution digital projection and audio in multiple locations offers customers an attractive venue for meetings. Also, we offer a single point of contact and standardized pricing for our services, which is a competitive advantage when booking multi-location events. In addition, we offer clients the ability to combine a movie with the meeting, which also differentiates us from other meeting venues.

Our digital programming events business competes with other broadcast and cable networks, large-scale public venues, including concert halls and other public meeting venues and on-demand events. We believe that the combination of our national theatre network, geographic distribution and high quality sight and sound presentation offers content owners and sponsors an effective venue for events such as concerts and sporting events.

Intellectual Property Rights

We have been granted a perpetual, royalty-free license from our founding members to use certain proprietary software for the delivery of digital advertising content through our digital content network to specific screens or markets throughout our national theatre network. We have made improvements to this software and we own those improvements, except for improvements that were developed jointly by us and the founding members.

We also have licensed intellectual property that is the subject of several U.S. patent applications relating to scheduling in-theatre advertising and digital content as well as matters relating to digital projector automation. These licenses are governed by the pre-reorganization license agreement. See “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Software License Agreement.”

We have applied for several U.S. trademark registrations, including for NATIONAL CINEMEDIA and FIRSTLOOK. It is our practice to defend our trademarks and the associated goodwill from infringement by others. We are aware of a number of other companies that use names and marks containing variations of the words contained in our existing trademarks. There could be potential trademark infringement claims brought against us by the users of these names and marks. If any of these infringement claims were to prove successful in preventing us from using our existing trademarks or preventing us from stopping a competitor from using our existing trademarks, our ability to build brand identity could be negatively impacted.

Government Regulation

Currently, we are not subject to regulations specific to sale and distribution of cinema advertising that we need to comply with in our operations. We are subject to federal, state and local laws that govern businesses generally such as wage and hour and worker compensation laws.

Employees

We employed 447 people as of September 28, 2006, with 249 employees engaged in overall management and general administration at our corporate headquarters in Centennial, Colorado, 72 people employed in our regional offices, 107 local advertising account executives and 19 field maintenance technicians. None of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Theatre Network

The following table details the locations of the screens in our theatre network in the top 50 DMAs®, ranked by DMA® as of September 28, 2006:

NCM’s Presence in Top 50 DMAs® (as of September 28, 2006)
Rank	Market	Screens	Share of Total NCM Admissions
1	New York, NY	426	4.8%
2	Los Angeles, CA	1,084	10.2%
3	Chicago, IL	397	2.7%
4	Philadelphia, PA	510	4.6%
5	Boston, MA (Manchester, NH)	209	1.4%
6	San Francisco-Oakland-San Jose, CA	171	1.7%
7	Dallas-Ft. Worth, TX	581	4.7%
8	Washington, DC (Hagerstown, MD)	307	2.7%
9	Atlanta, GA	497	3.6%
10	Houston, TX	375	3.3%
11	Detroit, MI	179	1.5%
12	Tampa-St. Petersburg-(Sarasota), FL	289	2.2%
13	Seattle-Tacoma, WA	297	2.4%
14	Phoenix (Prescott), AZ	209	1.5%
15	Minneapolis-St. Paul, MN	200	1.1%
16	Cleveland-Akron (Canton), OH	303	1.7%
17	Miami-Ft. Lauderdale, FL	331	2.7%
18	Denver, CO	206	1.5%
19	Sacramento-Stockton-Modesto, CA	198	1.6%
20	Orlando-Daytona Beach-Melbourne, FL	242	2.0%
21	St. Louis, MO	59	0.3%
22	Pittsburgh, PA	40	0.2%
23	Portland, OR	241	1.5%
24	Baltimore, MD	114	0.9%
25	Indianapolis, IN	110	0.6%
26	San Diego, CA	213	2.1%
27	Charlotte, NC	171	1.0%
28	Hartford & New Haven, CT	24	0.2%
29	Raleigh-Durham (Fayetteville), NC	44	0.2%
30	Nashville, TN	93	0.5%
31	Kansas City, MO	158	0.9%
32	Columbus, OH	171	1.0%
33	Milwaukee, WI	179	1.0%
34	Cincinnati, OH	20	0.2%
35	Greenville-Spartanburg, SC-Asheville, NC-Anderson, SC	75	0.4%
36	Salt Lake City, UT	123	1.4%
37	San Antonio, TX	153	1.4%
38	West Palm Beach-Ft. Pierce, FL	116	0.8%
39	Grand Rapids-Kalamazoo-Battle Creek, MI	34	0.2%
40	Birmingham (Anniston and Tuscaloosa), AL	46	0.2%
41	Harrisburg-Lancaster-Lebanon-York, PA	68	0.4%
42	Norfolk-Portsmouth-Newport News, VA	135	0.8%
43	New Orleans, LA	68	0.8%
44	Memphis, TN	0	0.0%
45	Oklahoma City, OK	60	0.4%
46	Albuquerque-Santa Fe, NM	68	0.7%
47	Greensboro-High Point-Winston Salem, NC	24	0.1%
48	Las Vegas, NV	118	1.0%
49	Buffalo, NY	72	0.5%
50	Louisville, KY	29	0.2%
	Top 50 DMAs®	9,837	77.9%

Facilities

Information with respect to our corporate headquarters and regional offices is presented below.

Location	Facility	Size
Centennial, CO(1)	Headquarters (including the network operations center)	58,894 sq. ft.
Chicago, IL(2)	Regional Office	1,936 sq. ft.
New York, NY(3)	Regional Office	7,966 sq. ft.
Woodland Hills, CA(4)	Regional Office	5,700 sq. ft.
Detroit, MI(5)	Regional Office	721 sq. ft.
Minneapolis, MN(6)	Regional Office	10,363 sq. ft.

(1)	This facility is leased through December 31, 2013 with a termination option at December 31, 2010 and an option to extend the lease until December 31, 2018.
(2)	This facility is subleased from RCM through July 31, 2009.
(3)	This facility is subleased from RCM through April 30, 2010.
(4)	This facility is subleased from American Multi-Cinema, Inc. through May 30, 2007. On June 6, 2006, NCM LLC entered into a lease for the property with a term from June 1, 2007 to May 31, 2012.
(5)	This facility is leased through December 31, 2009.
(6)	This facility is leased through December 31, 2007, with an option to extend the lease for two additional five-year periods.

Legal Proceedings

We are sometimes involved in legal proceedings arising in the ordinary course of business. We are not aware of any litigation currently pending.

Seasonality

Our revenue and operating results are seasonal, coinciding with the attendance patterns within the theatre exhibition industry as well as the timing of marketing expenditures by our clients. Theatrical attendance is highest during the summer and year-end holiday season, and marketing expenditures tend to be higher during the second, third, and fourth quarters, dependent upon the client’s products and marketing cycle. As a result, our first quarter typically has less revenue than the later quarters of the year. The results of one quarter are not necessarily indicative of results for the next or any other quarter.

MANAGEMENT

Executive Officers and Directors

Set forth below is certain information with respect to NCM Inc.’s current executive officers and directors. We expect to appoint additional directors who are not our employees or employees of our founding members. See “— Board Composition Following the Offering” below.

Name	Age	Position
Kurt C. Hall	47	President, Chief Executive Officer and Chairman
Clifford E. Marks	44	President of Sales and Chief Marketing Officer
Gary W. Ferrera	44	Executive Vice President and Chief Financial Officer
Thomas C. Galley	51	Executive Vice President and Chief Technology and Operations Officer
Ralph E. Hardy	55	Executive Vice President and General Counsel
Peter C. Brown	48	Director
Michael L. Campbell	52	Director
Lee Roy Mitchell	69	Director

Kurt C. Hall. Mr. Hall was appointed President, Chief Executive Officer and Chairman of NCM LLC in May 2005 and following the completion of this offering, will assume the same positions with NCM Inc. He has also served as Chairman of NCM Inc. since October 2006. Prior to his current position, from May 2002 to May 2005, Mr. Hall served as Co-Chairman and Co-Chief Executive Officer of Regal Entertainment Group and President and Chief Executive Officer of its media subsidiary Regal CineMedia Corporation. Mr. Hall served as President and Chief Executive Officer of United Artists Theatre Company from March 1998 to August 2002, and a director from May 1992 to August 2002. Mr. Hall served as Chief Operating Officer of United Artists Theatre Company from February 1997 to March 1998, and as Executive Vice President and Chief Financial Officer of United Artists Theatre Company from May 1992 to March 1998.

Clifford E. Marks. Mr. Marks was appointed NCM LLC’s President of Sales and Chief Marketing Officer in May 2005 and following the completion of this offering, will assume the same positions with NCM Inc. He has been an advertising, marketing and sales professional for 23 years. Prior to his current position, Mr. Marks served as president of sales and marketing with Regal Entertainment Group’s media subsidiary, Regal CineMedia Corporation, from May 2002 to May 2005. Before joining Regal CineMedia, Mr. Marks was a senior vice president at ESPN/ABC Sports where he oversaw its advertising sales organization from 1998 to May 2002. Mr. Marks joined ESPN in April 1989 and served in a variety of sales and marketing positions throughout his tenure. From 1986 through 1989, Mr. Marks was an advertising sales executive at The Nashville Network (now known as Spike TV). He began his career at the New York advertising agencies Young & Rubicam (1985-86) and BBDO (1983-85).

Gary W. Ferrera. Mr. Ferrera joined NCM LLC in May 2006 as Executive Vice President and Chief Financial Officer and following the completion of this offering, will assume the same positions with NCM Inc. Mr. Ferrera has held positions in accounting and finance since 1991. From October 2005 to May 2006, he served as an independent consultant. Mr. Ferrera served as the interim Chief Financial Officer of the German cable company iesy Hessen, GmbH (now known as Unity Media), from March to October 2005. From February 2000 to February 2005, Mr. Ferrera held positions in both the United States and Europe with Citigroup’s Global Corporate and Investment Bank where he spent the majority of that time advising and financing European media companies. Mr. Ferrera also held positions as an investment banker at Bear Stearns and as an international tax consultant at Arthur Andersen. Prior to his business career, Mr. Ferrera served for over seven years in U.S. Army Special Operations and Intelligence. Mr. Ferrera graduated magna cum laude with a BS in Accounting from Bentley College and received an MBA from the Kellogg School of Management, Northwestern University.

Thomas C. Galley. Mr. Galley joined NCM LLC in May 2005 as Executive Vice President and Chief Technology and Operations Officer and following the completion of this offering, will assume the same positions with NCM Inc. In this role, Mr. Galley oversees all operational, technical and production divisions for National CineMedia. He also manages the CineMeetings and digital programming events divisions. Mr. Galley led the original development of National CineMedia’s Digital Content Network, a high definition digital and satellite distribution system linking AMC, Cinemark and Regal theatres nationwide. Prior to his current position, after joining United Artists Theatre Company in January 2002 as Executive Vice President of Technology, Mr. Galley served as Chief Technology Officer with Regal Entertainment Group’s media subsidiary, Regal CineMedia Corporation, from January 2002 to May 2005. From 2000 to January 2002, he served as an independent consultant. From 1986 to 2000, Mr. Galley was President and Chief Executive Officer and co-founder of Internet Communications Corporation, a network (WAN/LAN) systems integration company, where he developed business applications, sales, marketing, technology, operations and revenue centers around technology.

Ralph E. Hardy. Mr. Hardy joined NCM LLC in May 2005 as Executive Vice President and General Counsel and following the completion of this offering, will assume the same positions with NCM Inc. Prior to his current position, from May 2002 to May 2005, Mr. Hardy served as Executive Vice President and General Counsel for Regal CineMedia Corporation. Previously, from September 1994 to May 2002, Mr. Hardy was Executive Vice President, General Counsel and Secretary of United Artists Theatre Circuit, Inc., and was Senior Vice President, General Counsel and Secretary of United Artists Theatre Circuit, Inc. from May 1992 to September 1994.

Peter C. Brown. Mr. Brown has served as a director of NCM LLC since March 2005 and as a director of NCM Inc. since October 2006. Mr. Brown has served as a director of AMC Entertainment Inc. (AMCE) and American Multi-Cinema, Inc., a subsidiary of AMCE, since November 1992, as Chairman of the Board and Chief Executive Officer of AMCE since July 1999, and as President of AMCE since January 1997. Mr. Brown served as Co-Chairman of the Board of AMCE from May 1998 through July 1999 and as Executive Vice President of AMCE from August 1994 to January 1997. Mr. Brown is also Chairman of the Board, Chief Executive Officer and a Director of American Multi-Cinema, Inc. Mr. Brown serves as a director of Embarq Corporation, a provider of communications services; Midway Games, Inc., a developer and publisher of interactive entertainment software; and MovieTickets.com, an Internet movie theatre ticketing company. Mr. Brown is also on the Board of Directors of the National Association of Theatre Owners, is a member of the executive committee and will become Vice-Chairman of the organization in January 2007.

Michael L. Campbell. Mr. Campbell has served as a director of NCM LLC since March 2005 and as a director of NCM Inc. since October 2006. Mr. Campbell has served as Chairman and Chief Executive Officer of Regal Entertainment Group since May 2005 and as a director since March 2002. Prior thereto, Mr. Campbell served as Regal Entertainment Group’s Co-Chairman and Co-Chief Executive Officer. Mr. Campbell also has served as Chief Executive Officer of Regal Cinemas Corporation since January 2002. Mr. Campbell founded Regal Cinemas, Inc. in November 1989, and has served as Chief Executive Officer of Regal Cinemas, Inc. since its inception. Mr. Campbell served as a director and executive officer of Regal Cinemas, Inc. when it filed for bankruptcy on October 11, 2001 and throughout its bankruptcy proceedings. Mr. Campbell currently serves as a director of the National Association of Theatre Owners, Fandango, Inc. and Regal Entertainment Group.

Lee Roy Mitchell. Mr. Mitchell has served as a director of NCM LLC since July 2005 and as a director of NCM Inc. since October 2006. Mr. Mitchell has served as Chairman of the Board of Cinemark USA, Inc. since March 1996 and as a Director and Chief Executive Officer of Cinemark USA, Inc. since its inception in 1987. Mr. Mitchell has served as Chairman of the Board and Chief Executive Officer of Cinemark, Inc. since its inception in May 2002. Mr. Mitchell serves on the Board of Directors of Texas Capital Bancshares, Inc., Champions for Life and Dallas County Community College.

Board Composition Following the Offering

Upon the completion of this offering, NCM Inc. will become a member and the sole manager of NCM LLC. NCM LLC’s board will cease to exist at that time.

NCM Inc.’s bylaws will authorize ten directors to serve on our board of directors. The directors will be divided into three classes, designated as Class I, Class II and Class III. The members of each class shall serve for a staggered three-year term, except that Class I directors in the initial term immediately following the offering will serve for one year and the Class II directors in the initial term immediately following the offering will serve for two years. Each director will be elected to serve until the election of the director’s successor at an annual meeting of stockholders for the election of directors for the year in which the director’s term expires or at a special meeting called for that purpose.

Pursuant to a director designation agreement, so long as a founding member owns at least 5% of NCM LLC’s issued and outstanding common membership units, such founding member will have the right to designate a total of two nominees to our ten-member board of directors who will be voted upon by our stockholders. If at any time, any founding member owns less than 5% of NCM LLC’s then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation. One of the two designees from each of the founding members must qualify as an independent director under Nasdaq rules.

We expect that, upon completion of this offering, our board will consist of Mr. Hall, our Chief Executive Officer, Mr. Brown, Mr. Campbell and Mr. Mitchell and six independent directors who have not been appointed yet. Pursuant to the terms of the director designation agreement, each of our founding members will designate an independent director to our board. The remaining three independent directors will be identified and recommended to our board prior to the completion of this offering by a committee comprised of the four current NCM Inc. directors and three directors from the NCM LLC board.

Board Committees

Our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. The board of directors also will establish such other committees as it deems appropriate, in accordance with applicable law and our certificate of incorporation and bylaws.

Audit Committee

We expect that the members of the audit committee will be appointed promptly following this offering. All of the members of the audit committee will be independent, as determined in accordance with Nasdaq rules and relevant federal securities laws and regulations. We expect our board to have one “audit committee financial expert” as defined in the federal securities laws and regulations. The audit committee will assist our board of directors in monitoring the integrity of the financial statements, the independent auditors’ qualifications, independence and performance, the performance of our company’s internal audit function and compliance by our company with certain legal and regulatory requirements.

Compensation Committee

We expect that the members of the compensation committee will be appointed promptly following this offering. All of the members of our compensation committee will be independent, as determined in accordance with Nasdaq rules and relevant federal securities laws and regulations. The compensation committee will oversee the compensation plans, policies and programs of our company and will have full authority to determine and approve the compensation of our chief executive officer, as well as to make recommendations with respect to compensation of our other executive officers. The compensation committee also will be responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Corporate Governance Committee

We expect that the members of the nominating and corporate governance committee will be appointed promptly following this offering. All of the members of our nominating and corporate governance committee will be independent as determined in accordance with Nasdaq rules and relevant federal securities laws and regulations. We expect that the nominating and corporate governance committee will have three directors. The nominating and corporate governance committee will assist our board of directors in promoting the best interests of our company and our stockholders through the implementation of sound corporate governance principles and practices.

Other than the director candidates designated by our founding members, the nominating and corporate governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for each annual meeting of stockholders. It also will review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any changes in the composition of our board of directors and its committees. The nominating and corporate governance committee also will recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company and review such guidelines and standards and the provisions of the nominating and corporate governance committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal, regulatory or Nasdaq requirements. The nominating and corporate governance committee also will monitor our board of directors and our company’s compliance with any commitments made to regulators or otherwise regarding changes in corporate governance practices and will lead our board of directors in its annual review of our board of directors’ performance.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our compensation committee or our nominating and corporate governance committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Director Compensation

Non-Employee Directors

We anticipate that directors who are not our employees or employees of our founding members will receive a reasonable and customary annual retainer consisting of cash and equity for service on our board of directors, and additional fees per meeting to be paid in cash. All or a portion of the equity awards may be subject to vesting requirements.

We also anticipate that the chairpersons of the audit committee, compensation committee and nominating and corporate governance committee will receive reasonable and customary additional annual equity retainers. No other remuneration will be paid to our board members in their capacity as directors.

Employee Directors

Our employees who also serve as directors will receive compensation for their services as employees, but they will not receive any additional compensation for their service as directors.

Executive Compensation

Summary Compensation Table

The following table sets forth the compensation awarded to, earned by or paid to NCM LLC’s chief executive officer and each of the next four highly compensated executive officers during NCM LLC’s nine months ended December 29, 2005. We refer to these individuals in this prospectus as named executive officers.

Summary Compensation Table

	Annual Compensation				Long Term Compensation		All Other Compensation($)( )
Name and Principal Position	Salary($)	Bonus($)(1)	Other Annual Compensation($)		Restricted Stock Awards($)	Securities Underlying Options(#)
Kurt C. Hall(2) President, Chief Executive Officer and Chairman	$447,065	$656,250	$7,258	(3)	$0	0
Clifford E. Marks(4) President of Sales and Chief Marketing Officer	$391,692	$508,750	$6,352	(5)	$0	0
Gary W. Ferrera(6) Executive Vice President and Chief Financial Officer	$0	$0	$0		$0	0
Thomas C. Galley(7) Executive Vice President and Chief Technology and Operations Officer	$219,327	$255,938	$6,212	(8)	$0	0
Ralph E. Hardy(9) Executive Vice President and General Counsel	$152,731	$109,725	$4,873	(10)	$0	0
David J. Giesler(11) Former Executive Vice President and Chief Financial Officer	$152,654	$100,371	$4,376	(12)	$0	0

(1)	Bonus amounts represent amounts paid in the following fiscal year for bonuses earned in the entire prior fiscal year.
(2)	Mr. Hall became NCM LLC’s President and Chief Executive Officer on May 25, 2005. Salary includes $90,631 paid by RCM during pay periods covered by a transition services agreement between NCM LLC and RCM.
(3)	Includes employer 401(k) contributions ($5,600), group term life insurance imputed income ($739), long-term disability imputed income ($386) and short-term disability imputed income ($533).
(4)	Mr. Marks became NCM LLC’s President of Sales and Chief Marketing Officer on May 25, 2005. Salary includes $78,769 paid by RCM during pay periods covered by a transition services agreement between NCM LLC and RCM.
(5)	Includes employer 401(k) contributions ($5,007), group term life insurance imputed income ($426), long-term disability imputed income ($386) and short-term disability imputed income ($533).
(6)	Mr. Ferrera became NCM LLC’s Executive Vice President and Chief Financial Officer on May 1, 2006. His annual salary in 2006 will be $275,000.
(7)	Mr. Galley became NCM LLC’s Executive Vice President and Chief Technology and Operations Officer on May 25, 2005. Salary includes $39,615 paid by RCM during pay periods covered by a transition services agreement between NCM LLC and RCM.
(8)	Includes employer 401(k) contributions ($4,788), group term life insurance imputed income ($505), long-term disability imputed income ($386) and short-term disability imputed income ($533).
(9)	Mr. Hardy became NCM LLC’s Executive Vice President and General Counsel on May 25, 2005. Salary includes $32,154 paid by RCM during pay periods covered by a transition services agreement between NCM LLC and RCM.

(10)	Includes employer 401(k) contributions ($3,627), group term life insurance imputed income ($321), long-term disability imputed income ($336) and short-term disability imputed income ($589).
(11)	Mr. Giesler resigned as NCM LLC’s Executive Vice President and Chief Financial Officer effective April 30, 2006 and resigned as an employee of NCM LLC on September 20, 2006. Salary includes $31,500 paid by RCM during pay periods covered by a transition services agreement between NCM LLC and RCM.
(12)	Includes employer 401(k) contributions ($3,295), group term life insurance imputed income ($210), long-term disability imputed income ($338) and short-term disability imputed income ($533).

Option Grants in Last Fiscal Year

NCM LLC did not grant any options to our named executive officers during the nine months ended December 29, 2005.

Aggregated Option Exercises in Last Fiscal Year

None of the named executive officers exercised any stock options during the nine months ended December 29, 2005.

Employment and Other Agreements

Kurt C. Hall. On May 25, 2005, NCM LLC entered into an employment agreement with Kurt C. Hall to serve as President, Chief Executive Officer and Chairman of the Board of NCM LLC, for a term of three years. On each May 25, beginning in 2006, one year will be added to the term of the agreement. The agreement provides that Mr. Hall be paid a base salary at the rate of $625,000 per year, subject to annual increases at the discretion of the compensation committee. In addition to base salary, Mr. Hall is eligible to receive an annual cash target bonus of at least 100% of his base salary and an additional stretch bonus of at least 50% of his base salary upon attainment of performance goals determined by the compensation committee. Mr. Hall will also be reimbursed for reasonable out-of-pocket expenses. If Mr. Hall is terminated from NCM LLC, for reasons other than permanent disability, death or cause, Mr. Hall will be entitled to severance equal to two times his base salary paid over 24 months and a prorated portion of any bonus he would have received in the fiscal year in which his termination occurs. Mr. Hall would also be entitled to continued coverage under any employee medical, health and life insurance plans for a 24-month period. If Mr. Hall resigns from NCM LLC with good reason, as defined in the agreement, he will be entitled to severance equal to two times his base salary and one times his target bonus payable in a lump sum, and a prorated portion of any bonus he would have received in the fiscal year in which his resignation occurs. Mr. Hall would also be entitled to continued coverage under any employee medical, health and life insurance plans for a 24-month period. If, within three months before or one year after a change of control, as defined in the agreement, Mr. Hall resigns for good reason or is terminated for reasons other than permanent disability, death or cause, Mr. Hall would be entitled to two and one half times his base salary and two times his target bonus payable in a lump sum. Mr. Hall would also be entitled to a prorated portion of any bonus he would have received in the fiscal year in which the termination occurs, and would also be entitled to continued coverage under any employee medical, health and life insurance plans for a 30-month period. Under the agreement, during his employment and for 12 months thereafter, Mr. Hall, subject to certain limitations, has agreed not to compete with NCM LLC or any of its affiliates or subsidiaries or solicit anyone who was employed by these entities. Under the agreement, Mr. Hall has also agreed not to divulge or disclose confidential information of NCM LLC or its affiliates or subsidiaries except while employed by NCM LLC, in the business of and for the benefit of NCM LLC, or as required by law.

Clifford E. Marks. NCM LLC entered into a first amended and restated employment agreement with Mr. Marks effective as of October 1, 2006. The agreement has a term of 24 months. On the last day of the term, 24 months will be added to the termination date of the agreement. Under the agreement, Mr. Marks is paid a base salary at the rate of $675,000 per year with increases of 1% annually assuming an initial public offering occurs. In addition to base salary, Mr. Marks is eligible to receive an annual cash bonus equal to 25% of his base salary upon attainment of certain performance goals as determined by the chief executive officer and an additional annual cash bonus up to 80% of his base salary based upon attainment of certain sales targets as determined by the chief executive officer. The compensation committee of the board will review Mr. Marks’ bonus structure and may adjust the bonus structure in its sole discretion. If Mr. Marks is terminated from NCM LLC, for reasons other than disability, death or cause, as defined in the agreement, or if Mr. Marks resigns for good reason, as defined in the agreement Mr. Marks will be entitled to severance equal the greater of his base salary paid over the remaining existing term of the 24 month contract and a bonus equal to the last bonus paid per month applied against the remaining contract period or one year of base salary plus 100% of the bonus amount paid for the last full year of employment. Mr. Marks would also be entitled to continued coverage under any employee benefit plans until the date he receives equivalent coverage but not longer than the period for which his base salary is paid after termination. Under the agreement, during his employment and for 12 months thereafter, Mr. Marks has agreed not to compete with NCM LLC, its affiliates or subsidiaries, or solicit anyone who is an employee, officer or agent of these entities. Under the agreement, Mr. Marks has also agreed not to divulge or disclose customer lists or trade secrets of NCM LLC or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Gary W. Ferrera. On April 17, 2006, NCM LLC entered into an employment agreement with Gary W. Ferrera to serve as Executive Vice President and Chief Financial Officer of NCM LLC, for a term of 12 months commencing on May 1, 2006. On the last day of the term, 12 months will be added to the termination date. The agreement provides that Mr. Ferrera be paid a base salary of $275,000 per year, increasing to $300,000 per year as of January 1, 2007 and subject to further annual increases at the discretion of the compensation committee. In addition to base salary, Mr. Ferrera is eligible to receive an annual bonus of up to 75% of his base salary upon attainment of certain objective financial and subjective non-financial goals as determined by the chief executive officer. If Mr. Ferrera is terminated from NCM LLC, for reasons other than disability, death or cause, as defined in the agreement, or if Mr. Ferrera resigns for good reason, as defined in the agreement, Mr. Ferrera will be entitled to severance equal to his base salary paid over 12 months and any annual bonuses awarded but not yet paid. Mr. Ferrera would also be entitled to continued coverage under any employee medical, health and life insurance plans for a 12-month period, or the economic equivalent of such coverage. Under the agreement, during his employment and for 12 months thereafter, Mr. Ferrera has agreed not to compete with NCM LLC or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Ferrera has also agreed not to divulge or disclose customer lists or trade secrets of NCM LLC or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Thomas C. Galley. On May 25, 2005, NCM LLC entered into an employment agreement with Thomas C. Galley to serve as the Executive Vice President and Chief Technology and Operations Officer of NCM LLC, for a term of 18 months. On the last day of the term, 18 months will be added to the termination date. The agreement provides that Mr. Galley be paid a base salary at the rate of $257,500 per year, increasing to $325,000 per year as of July 6, 2005, and $375,000 beginning on January 4, 2006. In addition to base salary, Mr. Galley is eligible to receive an annual cash bonus of up to 75% of his base salary upon attainment of certain objective financial and subjective non-financial goals as determined by the chief executive officer. If Mr. Galley is terminated from NCM LLC, for reasons other than disability, death or cause, as defined in the agreement, or if Mr. Galley resigns for good reason, as defined in the agreement, Mr. Galley will be entitled to severance equal to one and a half times his base salary paid over 18 months and any annual bonuses awarded but not yet paid. Mr. Galley would also be entitled to continued coverage under any employee medical, health and life insurance plans for an 18-month period, or the economic equivalent of such coverage. Under the agreement, during his employment and for 12 months thereafter, Mr. Galley has agreed not to compete with NCM LLC or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under this agreement, Mr. Galley has also agreed not to divulge or disclose customer lists or trade secrets of NCM LLC or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Ralph E. Hardy. On May 25, 2005, NCM LLC entered into an employment agreement with Ralph E. Hardy to serve as the Executive Vice President of NCM LLC. The term of employment terminates on each

December 31, but will be considered automatically renewed unless notice of termination is given by either party. The agreement provides that Mr. Hardy be paid a base salary at the rate of $210,000 per year, subject to annual review by the board. In addition to base salary, Mr. Hardy is eligible to receive an annual bonus as determined by the board. If Mr. Hardy is terminated from NCM LLC, for reasons other than disability, death or cause, as defined in the agreement, or if Mr. Hardy resigns for good reason, as defined in the agreement, Mr. Hardy will be entitled to severance equal to his base salary paid over 12 months and any annual bonuses awarded but not yet paid. Mr. Hardy would also be entitled to continued coverage under any employee medical, health and life insurance plans for a 12-month period, or the economic equivalent of such coverage. Under the agreement, during his employment and for so long as he is entitled to receive any benefits or payment under the agreement (but in no event less than 12 months), Mr. Hardy has agreed not to compete with NCM LLC or any of its affiliates or subsidiaries, or solicit any of the employees, officers or agents of these entities. Under the agreement, Mr. Hardy has also agreed not to divulge or disclose customer lists or trade secrets of NCM LLC or its affiliates or subsidiaries except in the course of carrying out his duties under the agreement or as required by law.

Equity Incentive Plan

Prior to the completion of this offering, we plan to adopt a new equity incentive plan, the National CineMedia Inc. 2006 Equity Incentive Plan, which we refer to as the “equity incentive plan.” The equity incentive plan will assist us in attracting, motivating, rewarding and retaining employees, directors and consultants, and promoting the creation of long-term value for our stockholders by aligning the interests of these individuals with those of our stockholders. We anticipate that the equity incentive plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, and other equity-based and cash incentive awards to directors, officers, employees, consultants and other individuals (including advisory board members) who perform services for us or for our affiliates.

We will use all proceeds received by us upon the exercise of options under the equity incentive plan to acquire NCM LLC common membership units at a price per unit equal to the exercise price of such option.

Share Reserve

The total number of shares of our common stock that we plan to make available for issuance or delivery under the equity incentive plan will be              shares, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate event. For purposes of determining the number of shares remaining available for issuance under the equity incentive plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without delivery to the participant of the full number of shares to which the award related, the undelivered shares will again be available for grant. Shares withheld in payment of the exercise price or taxes relating to an award and shares equal to the number surrendered in payment of any exercise price or taxes relating to an award will be deemed to constitute shares not delivered to the participant and will be deemed to again be available for awards under the plan. Shares issued under the equity incentive plan may be authorized and unissued shares or treasury shares.

We anticipate that the maximum number of shares that may be covered by an award granted under the equity incentive plan to any single participant in any calendar year will not exceed             . The maximum dollar amount that may be awarded to a single participant in any calendar year will not exceed $            .

NCM LLC Options

In connection with the completion of this offering, options previously granted by NCM LLC to its employees under the National CineMedia, LLC 2006 Unit Option Plan that remain outstanding as of the date of the completion of the offering will be substituted with options granted under this equity incentive plan. In addition, the NCM LLC plan provides that under certain conditions, option holders will receive an additional equity award of options or restricted units at the time of an initial public offering, which we refer to as the “IPO awards.” We expect to issue options to purchase shares of our common stock under this equity incentive plan in substitution for options previously granted under the National CineMedia, LLC 2006 Unit Option Plan. See “—Substitution of NCM LLC Options” below for additional information.

Administration

Generally, the compensation committee, or the committee, will administer the equity incentive plan and will designate those persons who will be granted awards and the amount, type and other terms and conditions of the awards. The committee will have full authority to administer the equity incentive plan, including the authority to interpret and construe any provision in the plan and the terms of any award agreement and to adopt such rules and regulations for administering the plan that it may deem necessary or appropriate. Pursuant to this authority, on or after the date of grant of an award, the committee may:

•	accelerate the date on which the award becomes vested, exercisable or transferable;

•	extend the term of any award, including, without limitation, extending the period following termination of a participant’s service with us or our affiliates during which the incentive award may remain outstanding;

•	waive any conditions to the vesting, exercisability or transferability of an award; or

•	provide for the payment of dividends or dividend equivalents with respect to an award.

Significant Features of Incentive Awards

The following is a description of the significant terms we expect to apply to each type of award issued under the equity incentive plan:

Options and Stock Appreciation Rights. Each option will entitle the holder to purchase a specified number of shares at a specified exercise price. Each option agreement will specify whether the option is an “incentive stock option” or “ISO” (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code) or a nonqualified stock option. Each stock appreciation right will entitle the holder to receive, upon exercise, the excess of the fair market value of a share at the time of exercise over the base price of the stock appreciation right multiplied by the specified number of shares to which the stock appreciation right is being exercised. The exercise or base price of each option and stock appreciation right will be at least 100% of the fair market value of a share on the date the award is granted. The term of any option or stock appreciation right will not exceed ten years and the option or stock appreciation right will vest over a period determined by the committee. Each option or stock appreciation right agreement will specify the consequences to the award with respect to a termination of service with us and our affiliates.

Restricted Stock and Restricted Stock Units. The committee may grant a restricted stock award, which is a grant of actual shares subject to a risk of forfeiture and restrictions on transfer. The committee may also grant an award of restricted stock units, a contractual commitment to deliver shares at a future date. The terms and conditions of any restricted stock award or award of restricted stock units will be determined by the committee.

Other Equity-Based Awards. The committee may grant other types of equity-based awards in such amounts and subject to such terms and conditions as the committee determines. Each such award may, among other things, (i) involve the transfer of actual shares, either at the time of grant or thereafter, or payment in cash of amounts based on the value of shares; (ii) be subject to performance-based and/or service-based conditions; and (iii) be in the form of phantom stock, performance shares, deferred share units or other full value stock awards.

Performance-Based Awards

The committee may grant awards that are intended to qualify as performance-based compensation under Section 162(m) of the Code. The performance goals upon which the payment or vesting of any award that is intended to qualify as performance-based compensation may relate to one or more specified performance measures:

Performance periods may not be less than one fiscal year of NCM Inc. and may be overlapping periods. The committee will establish (i) performance goals for each performance period; (ii) target awards for each participant; and (iii) an objective method for determining the applicable performance percentage to be applied to each target award.

Tax Withholding

The plan will provide that participants may elect to satisfy certain federal income tax withholding requirements by remitting to us cash or, subject to certain conditions, shares or by instructing us to withhold shares payable to the participant.

Amendment and Termination

Our board of directors may amend, suspend, discontinue, or terminate the equity incentive plan or the committee’s authority to grant awards under the equity incentive plan in any respect, except that, to the extent that any applicable law, regulation or rule of a stock exchange requires stockholder approval for any revision or amendment to be effective, the revision or amendment will not be effective without stockholder approval. We will not make any grants under the equity incentive plan following the tenth anniversary of the date the plan becomes effective, but awards outstanding at that time will continue in accordance with their terms.

Federal Income Tax Consequences

The following is intended only as a brief summary of the material U.S. federal income tax consequences of the equity incentive plan. The tax consequences to a participant will generally depend upon the type of award issued to the participant. In general, if a participant recognizes ordinary income in connection with the grant, vesting or exercise of an award, we will be entitled to a corresponding deduction equal to the amount of the income recognized by the participant. This summary does not address the effects of other federal taxes (including possible “golden parachute” excise taxes) or taxes imposed under state, local or foreign tax laws.

Options and Stock Appreciation Rights. In general, a participant does not have taxable income upon the grant of an option or a stock appreciation right. The participant will recognize ordinary income upon exercise of a nonqualified stock option equal to the excess of the fair market value of shares acquired on exercise over the aggregate option price for the shares. Upon exercising a stock appreciation right, the participant will recognize ordinary income equal to the cash or fair market value of the shares received. A participant will not recognize ordinary income upon exercise of an ISO, except that the alternative minimum tax may apply. If a participant disposes of shares acquired upon exercise of an ISO before the end of the applicable holding periods, the participant will recognize ordinary income. Otherwise, a sale of shares acquired by exercise of an option or a stock appreciation right generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant’s tax basis in the shares. We normally can claim a tax deduction equal to the amount recognized as ordinary income by a participant in connection with an option or stock appreciation right, but no tax deduction relating to a participant’s capital gains. We will not be entitled to any tax deduction with respect to an ISO if the participant holds the shares for the applicable ISO holding periods before selling or transferring the shares.

Restricted Stock, Restricted Stock Units and Other Equity-Based Awards. If an award is subject to a restriction on transferability and a substantial risk of forfeiture (for example, restricted stock), the participant generally must recognize ordinary income equal to the fair market value of the transferred amounts at the earliest time either the transferability restriction or risk of forfeiture lapses. If an award has no restriction on transferability or is not subject to a substantial risk of forfeiture, the participant generally must recognize ordinary income equal to the cash or the fair market value of shares received. We can ordinarily claim a tax deduction in an amount equal to the ordinary income recognized by the participant, except as discussed below regarding Section 162(m). A participant may irrevocably elect to accelerate the taxable income to the time of grant of restricted stock rather than upon lapse of restrictions on transferability or the risk of forfeiture (Section 83(b) election).

Section 409A. Section 409A of the Code imposes election, payment and funding requirements on “nonqualified deferred compensation” plans. If a nonqualified deferred compensation arrangement subject to Section 409A of the Code fails to meet, or is not operated in accordance with, the requirements of Section 409A, then compensation deferred under the arrangement may become immediately taxable and subject to a 20% additional tax. Certain awards that may be issued under the plan may constitute a “deferral of compensation” subject to the requirements of Section 409A of the Code.

Section 162(m). Compensation that qualifies as “performance-based” compensation is excluded from the $1 million deduction limitation of Section 162(m) of the Code. Under the equity incentive plan, options and stock appreciation rights granted with an exercise price at least equal to 100% of the fair market value of the underlying shares on the date of grant and certain other awards that are conditioned upon achievement of performance goals are intended to qualify as “performance-based” compensation. A number of requirements must be met in order for particular compensation to qualify, and we cannot assure you that compensation under the equity incentive plan will be fully deductible by us under all circumstances.

Substitution of NCM LLC Options

NCM LLC has issued to employees of NCM LLC, options to purchase common membership units of NCM LLC. In connection with the completion of this offering, approximately          employees of NCM LLC will be offered employment by and (if they accept the offers) become employed by NCM Inc. Following the reorganization, we anticipate that NCM Inc. will own         % of the voting power of all outstanding membership units of NCM LLC. As a result, we anticipate that NCM Inc. will be considered an employer corporation with respect to employees of NCM Inc. and a related corporation with respect to employees of NCM LLC, both within the meaning of Section 424 of the Code. Upon completion of this offering, we anticipate issuing options to holders of outstanding options of NCM LLC in substitution of the NCM LLC options under the following terms and conditions:

•	the option holder’s rights with respect to the NCM LLC option will be cancelled;

•	the excess of the aggregate fair market value of the shares subject to each NCM Inc. option immediately after the substitution over the aggregate option price for the shares (the “spread”) will not exceed the spread with respect to each NCM LLC option determined immediately before the substitution (the “spread test”); and

•	on a share by share comparison, the ratio of the option price to the fair market value of the NCM Inc. shares subject to the option immediately after the substitution will not be more favorable to the option holder than the ratio of the option price to the fair market value of NCM LLC units before the substitution (the “ratio test”).

We will enter into an option substitution agreement with each NCM LLC option holder that sets forth the terms and conditions related to the substitution of the option.

Limitation of Liability and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, or DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

•	any breach of the person’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the person derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

•	we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director, officer, employee or agent of another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•	we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We currently maintain liability insurance for our directors and officers.

Our certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

Our certificate of incorporation expressly provides that we renounce any interest in business opportunities, or options to participate in such opportunities, that relate to our business and that are presented to our directors, officers (except officers approached in their capacity as an officer of NCM Inc.), and stockholders, both direct and indirect, or members of NCM LLC. Our certificate of incorporation further provides that no such person will be liable for breach of any obligation to present any such business opportunity to us, even if that opportunity is one which we might reasonably have the ability or desire to pursue, unless that opportunity was offered to such person in his or her capacity as our officer.

Under the third restated LLC agreement of NCM LLC, which will become effective upon the completion of this offering and is described in more detail under “Certain Relationships and Related Party Transactions—Transactions with Founding Members—NCM LLC Operating Agreement” below, NCM LLC will indemnify managers, members and officers against liabilities that arise in connection with the business of NCM LLC and any activities of any managers, members and officers involving actions taken on behalf of NCM LLC, provided that the indemnification will not apply to acts of gross negligence or willful misconduct or a breach of any agreement between the indemnitee and us.

The third restated LLC agreement also provides that, while no member may have other business interests that compete with NCM LLC, any affiliate of a member or stockholder of NCM Inc. may have other business interests and may engage in any other businesses of any kind, including businesses that compete with our business and purpose.

Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

Before the completion of this offering, NCM LLC has been wholly owned by our founding members. In connection with the completion of this offering, we will purchase from NCM LLC a number of newly issued common membership units equal to the number of shares sold in the public offering, at a price per unit equal to the public offering price per share, less underwriting discounts and commissions. NCM LLC will pay $             of the proceeds it receives from us to our founding members for their agreeing to modify our payment obligations under our exhibitor services agreements. Following this acquisition, we will own         % of the outstanding common membership units in NCM LLC, and the founding members collectively will own         % of the outstanding common membership units in NCM LLC.1 If the underwriters exercise their over-allotment option to purchase additional shares in full, we will acquire an equivalent number of additional units in NCM LLC promptly after issuing additional shares pursuant to the over-allotment option, and our aggregate ownership of NCM LLC will increase to         %. We will be the sole managing member of NCM LLC.

We intend to enter into several agreements to effect the reorganization and the financing transaction and to define and regulate the relationships among us, NCM LLC and the founding members after the completion of the reorganization and this offering. Except as described in this section, we do not expect to have any material arrangements with NCM LLC, the founding members or any of our or their respective directors, officers or other affiliates after the completion of the reorganization and this offering, other than ordinary course business relationships on arm’s length terms.

The summaries of the agreements contained in this prospectus are qualified by reference to the complete text of agreements which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. For information on how to obtain copies of these agreements or other exhibits, see “Where You Can Find More Information” on page 142.

Transactions with Founding Members

Exhibitor Services Agreements

The exhibitor services agreements to be entered into in connection with the completion of this offering will govern the terms by which NCM LLC provides advertising services, meeting events and digital programming events in the founding members’ theatres using the digital content network. Each founding member is party to a separate exhibitor services agreement with NCM LLC. The terms of each founding member’s exhibitor services agreement are substantially the same.

Agreement in Effect Before the Reorganization. Each of the founding members is party to an agreement with NCM LLC dated as of July 15, 2005, which governs the provision of advertising, meetings and digital programming events by NCM LLC. In the case of AMC and Regal, these agreements were amended and restated to reflect Cinemark’s new participation as a founding member. For the nine months ended December 29, 2005 and the nine months ended September 28, 2006, the aggregate amounts payable to founding members pursuant to these agreements were approximately $95.8 million and $97.7 million respectively. In connection with the completion of this offering, we will enter into amended and restated agreements with each founding member that will be in effect following the reorganization.

[1]	A 10% increase in the number of shares of common stock sold, assuming an initial public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus) would result in a decrease of % in the percentage of NCM LLC membership units held by the founding members.

Agreement in Effect After the Reorganization. Certain basic terms of the exhibitor services agreements are discussed below:

Services Provided. Pursuant to the exhibitor services agreements, NCM LLC will be the exclusive provider within the United States of advertising services in the founding members’ theatres (subject to pre-existing contractual obligations and other limited exceptions for the benefit of the founding members), as well as of meeting events and digital programming events, and the founding members agree to participate in such services. Advertising services include on-screen advertising, use of the lobby entertainment network and lobby promotions. Meeting events involve the hosting of meetings and distribution of digital content. Digital programming events involve the distribution of digital programming events. See “Business—Our Company—In-Theatre Advertising,” “Business—Our Company—CineMeetings” and “Business—Our Company—Digital Programming Events” above for additional discussion of these businesses. The content, promotions, events, meetings and activities that are included within the services provided by NCM LLC are generally referred to herein as the services.

Term and Termination. The exhibitor services agreements will have a term of 30 years for advertising and digital programming. The term for CineMeetings will be five years with provisions for automatic renewal if certain financial performance conditions relating to the average EBITDA per screen in all theatres are met by our CineMeetings business. If such financial performance conditions are not met, the founding member may elect to extend the term relating to CineMeetings at its sole discretion, provided the CineMeetings business has not had negative EBITDA in two years of the preceding term (in which case, either NCM LLC or the founding member may elect not to extend the term). Beginning one year prior to the end of the term of an exhibitor services agreement, NCM LLC will have a five-year right of first refusal to enter into a services agreement for the services provided under the exhibitor services agreement with the applicable founding member on terms equivalent to those offered by a third-party.

Either party may terminate the agreement upon:

•	a material breach of the exhibitor services agreement by the other party after notice and a cure period;

•	a government, regulatory or judicial injunction, order or decree; or

•	bankruptcy, insolvency or dissolution of the other party, appointment of a receiver or trustee for the other party who is not dismissed within 60 days or cessation of business or inability to pay debts.

Theatres. The founding members will be required to make all their theatres available for the services, including theatres that are newly acquired or built during the term of the exhibitor services agreement, but excluding draft house and art house theatres (attendance at which shall not exceed 4% of the attendance at the founding member’s participating theatres for the preceding year) and screens exhibiting IMAX technology. For newly acquired theatres that are subject to contracts with an alternative cinema advertising provider, if the founding member wishes to receive common membership units in NCM LLC (as provided in the common unit adjustment agreement described below) at the time the theatres are acquired, the exhibitor services agreement will provide that the founding member may make certain run out payments until NCM LLC can utilize the theatres for all of its services. Alternatively, the founding member may wait to receive common membership units for the acquired theatres until the contracts with the alternative providers have expired and NCM LLC may provide its services without limitation.

Lobby Entertainment Network. With exceptions for digitized theatres that already have lobby screens for the lobby entertainment network, the founding member will be required to place one lobby entertainment network screen in digitized theatres with ten or fewer auditoriums, two lobby entertainment network screens in digitized theatres with eleven to twenty auditoriums and three lobby entertainment network screens in digitized theatres with more than twenty auditoriums.

Inventory. The pre-feature program for digital on-screen advertising will be 20 to 30 minutes long, and the founding members covenant to use commercially reasonable efforts to open their auditoriums to customers at least 20 minutes prior to the advertised show time. Lobby entertainment network advertising will be displayed in a repeating loop. With respect to lobby promotions, there is an inventory of lobby promotions that are pre-approved by the founding members. Additional lobby promotions may be added to the pre-approved inventory upon consent by NCM LLC and the founding member. For digital programming events and meeting events (except church worship services, which require approval), the exhibitor services agreement also will establish pre-approved periods when such events may be exhibited in applicable theatres, specifically on Monday through Thursday evenings for digital programming events and Monday through Thursday from 6:00 a.m. to 6:00 p.m. for meetings, in both cases except during specified peak holiday periods. Digital programming events may be exhibited and meeting events may be conducted at other times upon consent by NCM LLC and the founding member.

Payments. In consideration for NCM LLC’s access to our founding members’ theatre attendees for on-screen advertising and use of off-screen locations within the founding member’s theatres for the lobby entertainment network and lobby promotions, the founding members will receive a monthly theatre access fee under the exhibitor services agreements. The theatre access fee is composed of a fixed payment per patron and a fixed payment per digital screen, which will be proportionally adjusted for any advertising exhibited by some, but not all, theatres or founding members because of content objections or technical capacity. The payment per theatre patron will increase by 8% every five years with the first such increase taking effect after the end of fiscal 2011 and the payment per digital screen will increase annually by 5%, beginning after the end of fiscal 2007. The theatre access fee paid in the aggregate to all founding members will not be less than 12% of NCM LLC’s aggregate advertising revenue (as defined in the exhibitor services agreement), or it will be adjusted upward to reach this minimum payment.

As described in “Use of Proceeds,” NCM LLC will also pay $             of the proceeds it receives from us to the founding members for their agreeing to modify NCM LLC’s payment obligation under the exhibitor services agreements. The modification agreed to by the founding members reflects a shift from circuit share expense under the prior agreements with our founding members, which previously obligated NCM LLC to pay the founding members a percentage of revenue, to the monthly theatre access fee under the exhibitor services agreements.

In consideration for the exhibition of digital programming events, the founding members will retain 15% of the revenue from ticket sales, net of taxes and refunds and 100% of the concession sales. NCM LLC will distribute a total of 15% of the net revenue received from any promotional fee for a digital programming event to the founding members that participated in such digital programming event, allocated based upon the number of tickets sold. Revenue from meeting events will be shared based on the type of event. For Meetings with a Movie, the founding member will retain the proceeds of movie ticket sales for a full sale of the auditorium (at adult ticket prices) and NCM LLC will retain other fees associated with the meeting. For meetings without a movie, NCM LLC will pay the founding member 15% of the rental revenue for the meeting. For church worship services, NCM LLC will pay the founding member 50% of the rental revenue for the meeting.

NCM LLC will pay the cost associated with providing its services to the founding members’ theatres, which includes selling and marketing expenses (including base salaries, commissions and benefits of our advertising sales staff and marketing, public relations and research departments), network operations and maintenance costs (including costs to run our network operations center, satellite bandwidths costs and costs for the maintenance of the network software and hardware), advertising and event costs (including production and other costs associated with non-digital advertising, and direct costs of events) and administrative expenses (including salaries, bonuses and benefits for our administrative staff and occupancy costs). The founding members pay the in-theatre operational costs of exhibiting the services within the theatres (such as electricity), except that any incremental costs (such as third-party security at digital programming events) are reimbursed by NCM LLC.

Beverage Concessionaire Agreements. Under the exhibitor services agreements, NCM LLC will display up to 90 seconds of on-screen advertising for beverage concessionaires at the time established in their agreements with the founding members, but the founding members are required to pay an initial beverage agreement advertising rate based on CPM for the beverage advertising. As long as the beverage agreement advertising rate does not exceed the highest rate being charged by NCM LLC for on-screen advertising, the rate will increase annually at a rate of (a) 8% per year for each of the first two calendar years following the first full calendar year that the exhibitor services agreement is effective, (b) 6% per year for the next two calendar years, and (c) for all following years, at an annual percentage equal to the annual increase in the advertising rate charged by NCM LLC to unaffiliated third parties.

Equipment. Founding members’ existing digitized theatres have the requisite equipment to participate in the advertising services. For newly acquired and built theatres, as well as theatres converting from non-digitized to digitized capacities, NCM LLC is responsible for procuring the equipment necessary to deliver its services on behalf of the founding members, or the founding members have the option to procure equipment directly. NCM LLC will pay for the equipment that is placed outside of theatres and for any testing equipment installed within the theatres to maintain NCM LLC’s software. The founding members will pay for all other equipment placed inside these theatres. Under the exhibitor services agreements, the founding members will be responsible for installation of equipment purchased, but they may elect to have NCM LLC perform the installation, in which case NCM LLC will be reimbursed for installation services. If satellite service is not available and a landline connection is required for delivery of its services, NCM LLC will pay for the costs of the landline connection with respect to delivery of content from NCM LLC to the founding member’s wide area network, and the founding member will pay the costs with respect to delivery of content from its wide area network to its theatres.

Each party owns the equipment for which it pays or for which it reimburses the other party. NCM LLC may request replacement, upgrade or modification of equipment or software in any theatre, provided such request is made to all founding members, and NCM LLC and the founding member will negotiate the terms and cost-sharing of any upgrade requests. Under the exhibitor services agreements, if no agreement is reached regarding the upgrade request, NCM LLC may elect to pay for the proposed replacements, upgrades or modifications. The parties, pursuant to the exhibitor services agreement, agree to work together to integrate any network for delivery of digital cinema services with the digital content network. NCM LLC will perform repair and routine maintenance of equipment, unless the founding member elects to assume this responsibility. If NCM LLC is performing repair and routine maintenance, it will bear the cost of repairs (subject to limited restrictions), but not replacement. The founding member will pay the expense of equipment repair or replacement if the expense would constitute a capital expense for NCM LLC or if the expense is payable by the founding member’s insurance provider.

Content Standards. Section 4.03 of the exhibitor services agreements establishes content standards for the services that NCM LLC provides. Specifically, content may not (a) be subject to a Motion Picture Association of America “X” or “NC-17” rating or the equivalent; (b) promote illegal activity; (c) promote the use of tobacco, sexual aids, birth control, firearms, weapons or similar products; (d) promote alcohol, except prior to “R”-rated films in an auditorium; (e) constitute religious advertising, except the time and location for local church services; (f) constitute political advertising or promote gambling; (g) promote competitive theatres, theatre circuits or other entities that compete with the founding member or NCM LLC; (h) violate any of the founding member’s beverage agreements or identified exclusive contractual relationships; or (i) otherwise negatively reflect on the founding member or adversely affect the founding member’s attendance, as determined in the founding member’s reasonable discretion and specified with respect to the geographical locations affected. If certain founding members decline to exhibit an advertisement on the basis of these content standards, while other founding members agree to exhibit it, the revenue from such advertisement is considered “4.03 Revenue.” 4.03 Revenue will increase the theatre access fee paid to the founding members that displayed such advertisement relative to the founding members that did not display such advertisement in all or some of their theatres.

Founding Member Brand. The exhibitor services agreements provide that NCM LLC, in coordination with each founding member, will create a brand identity for the founding member, presented in interstitial messaging during the pre-feature program, including an introduction and close to the program. NCM LLC will also include in the pre-feature show up to two minutes for promotion of the founding member in segments called branded slots, and

NCM LLC will include founding member branding in the policy trailer it produces. The branded slots may include theatre advertising, as described below. The branded slots are provided by NCM LLC to the founding members at no charge and include 45 seconds within 15 minutes of show time, 15 seconds of which will be placed within 11 minutes of show time, and the remainder placed at NCM LLC’s discretion. We may move the placement of the branded slots up to one minute further from the advertised movie show time if NCM LLC sells additional advertising units to third parties that will follow the branded slots. After the advertised show time (and after the pre-feature show), the founding members may also exhibit a policy trailer regarding theatre policy and operations. The policy trailer may include promotions of the founding member’s concessions and may display branding of film studios, distributors or production companies. Upon prior written approval of the founding member, NCM LLC may sell advertising for inclusion in the policy trailer. Under the exhibitor services agreements, NCM LLC will provide, at no additional cost to the founding members, creative services to prepare branding material for the founding members, subject to a 1,000 hour annual limit for creative services to each founding member. After this hour limit is reached, the founding member may purchase additional creative services on an hourly basis.

Founding Member Strategic Programs. The exhibitor services agreements allow a founding member to exhibit advertising that is not directly related to theatre operations but is designed to promote the theatres or the movie-going experience to increase attendance or revenue (other than revenue from the sale of advertising) for the founding member (called a founding member strategic program). The founding member, at no cost, may use one minute for every 30 minutes of advertising on the lobby entertainment network and certain lobby promotions for its strategic programs in up to two local or regional promotions per theatre per flight (the approximately four- to five-week period that advertising content will run before being refreshed by NCM LLC) and up to four national promotions per year, provided that only one national promotion is running at any given time. The founding member may purchase an additional minute of lobby entertainment network time, for strategic programs at rate card rates and subject to availability. Any additional strategic advertising on the lobby entertainment network or as part of a lobby promotion must be agreed to by NCM LLC.

Theatre Advertising. The exhibitor services agreements permit the founding members to use their branded slot time (as described above) within the FirstLook program and the lobby entertainment network and certain lobby promotions to promote various activities associated with operation of the theatres, including concessions, ticketing partners, gift card and loyalty programs, special events presented by the founding member and vendors of non-film related services provided to theatres, so long as such promotions are incidental to the vendor’s service (called theatre advertising). The exhibitor services agreements also permit the founding members to:

•	purchase additional theatre advertising at an arm’s length basis and subject to availability;

•	include promotion of concessions and display branding of film studios, distributor or production companies in the policy trailer;

•	exhibit theatre advertising and other internal programming, on lobby screens in excess of the lobby entertainment network requirements;

•	promote the grand opening of a theatre with promotions involving local businesses for the period of 14 days before to 14 days after the opening of such theatre, which may include, subject to availability, one on-screen advertisement of 30 seconds in length;

•	place advertising for full-length feature films on special popcorn tubs in circumstances where NCM LLC does not sell such advertising; and

•	allow employee uniform suppliers to advertise on theatre employees’ uniforms.

Legacy Agreements. In the current agreements between NCM LLC and the founding members, mechanisms were established to address the servicing of and allocation of revenue relating to legacy advertising contracts that existed between the founding members and third-party advertisers. The exhibitor services agreement will provide that all remaining legacy agreements are assigned by the founding members to NCM LLC, or if such assignment is not possible, the founding member will pay to NCM LLC all revenue from the legacy agreement and NCM LLC will perform the obligations under that agreement.

Non-Competition. The founding member agrees not to compete with NCM LLC in the businesses that the exhibitor services agreement authorizes NCM LLC to conduct, unless:

•	the founding member or an affiliate acquires a competing business as an incidental part of an acquisition and disposes of the competing business as soon as practicable;

•	the founding member and any affiliates acquire an aggregate direct or indirect ownership of less than 10% of the voting power of a competitive business; or

•	the founding member enters into an agreement for the acquisition or installation of equipment or the provision of services with a competitor of NCM LLC, if there is no violation of NCM LLC’s exclusive provision of services under the exhibitor services agreement.

Certain Other Provisions. The exhibitor services agreement includes (a) a limited license from NCM LLC to the founding member for use of NCM LLC’s software and marks and (b) a limited license from the founding member to NCM LLC for use of the founding member’s marks. Each party makes standard representations and warranties, such as due formation and authorization to enter into and perform the agreement, and each party agrees to indemnify the other for certain liabilities. If the exhibitor services agreement with one founding member is amended, other founding members have the right to amend their exhibitor services agreements to match such change pursuant to a most-favored nations provision. Neither party may assign, including by operation of law, its rights or obligations under the exhibitor services agreement, except to certain permitted transferees affiliated with the transferring entity.

NCM LLC Operating Agreement

Agreement in Effect Before the Completion of the Offering. The founding members are parties to an amended and restated limited liability company operating agreement dated as of July 15, 2005, which governs the operations of NCM LLC. We refer to this agreement as the current LLC agreement. Under the current LLC agreement, NCM LLC is governed by a ten-member board of directors, who qualify as “managers” for purposes of the Delaware limited liability company statute. Each of Regal, AMC and Cinemark appoints three directors, and the tenth director is NCM LLC’s chief executive officer. Each founding member’s designation rights continue for as long as that member owns Class A membership units of NCM LLC. Board actions require a majority director vote, defined as the vote of nine directors.

The current LLC agreement provides for the creation of an audit committee, compensation committee and finance committee of the board of directors. All committees must consist of at least six directors, including two directors designated by each founding member. The current LLC agreement also provides for the appointment of a chief executive officer, chief financial officer, chief technology and operations officer and chief sales and marketing officer, whose appointments must be approved by the board.

Before the completion of this offering, the founding members will amend the current LLC agreement in a series of amendments, to adjust the Cinemark interests and to allow for adjustment of the founding members’ interests in NCM LLC in connection with the effective integration of the Loews screens.

Agreement in Effect After the Offering. In connection with the completion of this offering, we and the founding members will enter into a third amended and restated limited liability company operating agreement of NCM LLC, which will become effective upon the completion of this offering. We refer to this agreement as the third restated LLC agreement.

Appointment as Manager. Under the third restated LLC agreement, we will become a member and the sole manager of NCM LLC. As the sole manager, we will be able to control all of the day to day business affairs and decision-making of NCM LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of NCM LLC and the day-to-day management of NCM LLC’s business. Furthermore, we cannot be removed as manager of NCM LLC, except by NCM Inc.

Founding Member Approval Rights. If any director designee to our board of directors designated by our founding members is not appointed to our board, nominated by us or elected by our stockholders, as applicable, then each of the founding members (so long as such founding member continues to own 5% of NCM LLC’s issued and outstanding common membership units) will be entitled to approve the following actions of NCM LLC:

•	approving any budget or any amendment or modification of the budget;

•	incurring any indebtedness or entering into or consummating any other financing transaction, in either case, for an amount in excess of $ million;

•	entering into or consummating any agreements or arrangements involving annual payments by NCM LLC (including the fair market value of any barter) in excess of $ million, or any material modification of any such agreements or arrangements;

•	entering into or consummating any agreements or arrangements involving annual receipts (including the fair market value of any barter) in excess of $ million, or any material modification of any such agreements or arrangements;

•	except as contemplated herein, declaring, setting aside or paying any redemption of, dividends on, or the making of any other distributions in respect of, any of its membership units or other equity interests in NCM LLC, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;

•	amending any provision of the third restated LLC operating agreement to authorize, and issuing, any additional membership units or classes of units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof;

•	hiring or terminating the employment of the chief executive officer, chief financial officer, chief technology officer or chief sales and marketing officer of NCM LLC, or the entering into, amendment or termination of any employment, severance, change of control or other contract with any member of senior management or employee whose compensation package includes an equity component;

•	changing the purposes of NCM LLC, or the provision by NCM LLC of any services beyond the scope of the services defined in the exhibitor services agreements, or services outside of the United States or Canada;

•	entering into of any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of NCM LLC or a proposal for such a transaction;

•	leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) (x) having a fair market value or for consideration exceeding $ million, taken as a whole, or (y) to which the revenues or the profits attributable exceed $ million, taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly consolidated financial statement of NCM LLC;

•	entering into of any agreement with respect to or consummating of any acquisition of any business or assets (and with respect to assets, having a fair market value in excess of $ million taken as a whole, in any one transaction or series of related transactions), whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

•	settling claims or suits in which NCM LLC is a party for an amount in excess of $ million or where equitable or injunctive relief is included as part of such settlement;

•	entering into, modifying or terminating any material contract or transaction or series of related transactions (including by way of barter) between (x) NCM LLC or any of its subsidiaries and (y) any member or any affiliate of any member or any person in which any founding member has taken, or is negotiating to take, a material financial interest, in each case, other than relating to the purchase or sale of products or services in the ordinary course of business of NCM LLC;

•	entering into of any agreement for NCM LLC to provide to any new member or affiliate of any new member any services similar to those set forth in the exhibitor services agreement, or the admission to NCM LLC of any new member;

•	entering into, modifying or terminating, any agreement for NCM LLC to provide any services to any person (other than a member or affiliate of a member), with an aggregate value of in excess of $ million, that are included within the services set forth in each exhibitor services agreement;

•	dissolution of NCM LLC; the adoption of a plan of liquidation of NCM LLC; any action by NCM LLC to commence any suit, case, proceeding or other action (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to NCM LLC, or seeking to adjudicate NCM LLC as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to NCM LLC, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for NCM LLC, or for all or any material portion of the assets of NCM LLC, or making a general assignment for the benefit of the creditors of NCM LLC;

•	approving any significant tax matters;

•	valuation determinations to be made under the third restated LLC operating agreement;

•	amending or changing certain provisions of the third restated LLC operating agreement; and

•	any request by NCM LLC to replace, upgrade or modify any equipment, software or software installed in any theatres of the founding members or their affiliates in excess of $ million per each founding member in any 12 month period pursuant to the exhibitor services agreements.

For purposes of calculating the 5% ownership thresholds discussed above, shares of our common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold, but common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption. Shares of our common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units.

Compensation. We will not be entitled to compensation for our services as manager except as provided in the management services agreement described under “—Transactions with NCM LLC” below, or as otherwise approved by a vote of the members holding a majority of the outstanding common membership units plus each founding member. We will be entitled to reimbursement by NCM LLC for our reasonable out-of-pocket expenses incurred on its behalf.

Distributions. The third restated LLC agreement provides for mandatory distributions to members of all available cash (as defined in the third restated LLC agreement). These distributions must occur quarterly.

Transfer Restrictions. The third restated LLC agreement generally permits transfers of membership units of NCM LLC, subject to limited exceptions. Any transferee of membership units must assume, by operation of law or written agreement, all of the obligations of the transferring member with respect to the transferred units, even if the transferee is not admitted as a member of NCM LLC. In the event of a transfer of membership units by a founding member, the transferee shall not have the rights and powers of a founding member (such as the right to designate directors for nomination), unless the transferee is an entity that is affiliated with the founding member or that is controlled by certain owners of the founding member.

Common Unit Redemption Right. The third restated LLC agreement provides a redemption right of the members to exchange common membership units of NCM LLC for our shares of common stock on a one-for-one basis (as adjusted to account for stock splits, recapitalization or similar events), , or at our option, a cash payment equal to the market price of one share of our common stock. If we determine to make a cash payment, the member has the option to rescind its redemption request, within the specified time period. In the event of a determination to make a cash payment, we are obligated to sell to a third party a number of shares equal to the number of redeemed units, to ensure that the number of NCM LLC common units we own equals the number of our outstanding shares of common stock. Upon the exercise of the redemption right, the redeeming member will surrender common units to NCM LLC for cancellation. Pursuant to our amended and restated certificate of incorporation, we will then contribute cash or shares of our common stock to NCM LLC in exchange for an amount of newly issued common units equal to the number of units surrendered by the redeeming member. NCM LLC will then distribute the cash or shares of common stock to the redeeming member to complete the redemption.

Recapitalization and Preferred Unit Redemption Right. The third restated LLC agreement recapitalizes the Class A membership units in NCM LLC into preferred units and common units. It further provides that NCM LLC will redeem all of the outstanding preferred units by paying to the holders of the preferred units $             per preferred unit using the proceeds of a new term loan of $725 million that is a part of our senior secured credit facility, as described under “Financing Transaction.” The amount of the credit facility is subject to change prior to its closing. Upon payment of such amount, each preferred unit will be cancelled and the holders of the preferred units shall cease to have any rights as a member of NCM LLC with respect to the preferred units.

Issuance of Units upon Exercise of Options. Upon the exercise of options we have issued, we will have the right to acquire from NCM LLC a number of common units equal to the number of our shares being issued in connection with the exercise of options. In consideration for such units, we will contribute to NCM LLC the consideration we received for the exercise of options.

Dissolution. The third restated LLC agreement will provide that the unanimous consent of all members holding common units will be required to voluntarily dissolve NCM LLC. In addition to a voluntary dissolution, NCM LLC will be dissolved upon the entry of a decree of judicial dissolution in accordance with Delaware law. Upon a dissolution event, the proceeds of liquidation will be distributed in the following order:

•	first, to pay the expenses of winding up and dissolving NCM LLC;

•	second, to pay debts and liabilities owed to creditors of NCM LLC, other than members;

•	third, to pay debts and liabilities owed to members; and

•	fourth, to the members pro rata in accordance with their percentage interests.

Confidentiality. Each member will agree to maintain the confidentiality of the NCM LLC’s intellectual property and other confidential information for a period of three years following the date of dissolution of NCM LLC or such earlier date as such member ceases to be a member. This obligation covers information provided to NCM LLC by the members and their affiliates, and excludes disclosures required by law or judicial process.

Amendment. The third restated LLC agreement may be amended by a vote of the members holding a majority of the outstanding common membership units plus each founding member. Amendments to specified provisions require the additional consent of us as manager. No amendment that would materially impair the voting power or economic rights of any outstanding common units in relation to any other outstanding class of units may be made without the consent of a majority of the affected units. No amendment that would materially impair the voting power or economic rights of any member in relation to the other members may be made without the consent of the affected member.

Indemnification. The third restated LLC agreement provides for indemnification of the manager, members and officers of NCM LLC and their respective subsidiaries or affiliates, as described in more detail under “Management—Limitation of Liability and Indemnification of Directors and Officers.”

Common Unit Adjustment Agreement

In connection with the completion of this offering, we and the founding members will enter into a common unit adjustment agreement, which will provide a mechanism for adjusting membership units held by the founding members, based on theatre attendance, to account for increases or decreases in the number of screens operated by each founding member. Increases in the number of screens are included in the unit adjustment if arising from acquisition of a theatre or opening of a newly constructed theatre. Decreases in the number of screens are included in the unit adjustment if arising from disposition of a theatre, unless the purchaser or sublessee enters into an agreement with NCM LLC or unless the theatre is closed at the end of its lease term.

Tax Receivable Agreement

The following transactions are expected to have the effect of reducing the amounts NCM Inc. would otherwise pay in the future to various tax authorities as a result of increasing its proportionate share of tax basis in NCM LLC’s tangible and intangible assets:

•	As described in “Use of Proceeds,” NCM LLC’s payment of $ million of the proceeds it receives from us to the founding members for their agreeing to modify NCM LLC’s payment obligations under the exhibitor services agreements.

•	As described in “Use of Proceeds,” NCM LLC’s use of $ million of the proceeds obtained from a term loan that is a part of NCM LLC’s new senior secured credit facility to redeem all the preferred membership units in NCM LLC held by the founding members.

•	As described in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Common Unit Adjustment Agreement,” the issuance of additional common membership units in NCM LLC to a founding member in the event of net positive increase in the number of screens operated by the founding member.

•	As described in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—NCM LLC Operating Agreement—Common Unit Redemption Right,” the receipt of shares of common stock in NCM Inc. or cash at NCM Inc.’s election by a founding member in connection with an exercise of its right to redeem common membership units in NCM LLC held by the founding member.

In connection with the transactions described above, we intend to enter into a tax receivable agreement with the founding members that will provide for NCM Inc.’s effective payment to the founding members of         % of the amount of cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that NCM Inc. actually realizes as a result of its expected proportionate increases in tax basis, including increases attributable to payments made under the tax receivable agreement. These tax benefit payments are not conditioned upon one or more of the founding members maintaining a continued ownership interest in either NCM LLC or NCM, Inc. NCM Inc. expects to benefit from the remaining         % of cash savings, if any, that it may actually realize.

Initially, any amounts that may be paid to the founding members under the tax receivable agreement will be attributable to the first and second transactions described above and such amounts will generally be allocated in accordance with each founding member’s proportionate common membership interest in NCM LLC. Over time, any amounts that may be paid to the founding members under the tax receivable agreement may be attributable to a combination of one or more of the transactions described above, and the allocation of such amounts will depend on whether and to what extent any founding member has participated in either the third or fourth transaction described above, or possibly both such transactions.

For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing NCM Inc.’s actual income and franchise tax liability to the amount of such taxes that NCM Inc. would have been required to pay had there been no increase in NCM Inc.’s proportionate share of tax basis in NCM LLC’s tangible and intangible assets and had the tax receivable agreement not been entered into. The tax receivable agreement shall apply to NCM Inc.’s taxable years up to and including the 30th anniversary date of the offering. The term of the tax receivable agreement will commence upon consummation of the offering and generally will continue until all potential tax benefits covered by the agreement have either been utilized by NCM Inc. or have otherwise expired and any utilized benefits are no longer subject to potential audit or examination by a taxing authority. The term of the tax receivable agreement may, however, be terminated at an earlier date in the event that NCM Inc. exercises its right to terminate the agreement pursuant to an early termination procedure that requires NCM Inc. to pay the founding members an agreed upon amount equal to the present value of the estimated remaining payments to be made under the agreement.

Although the actual timing and amount of any payments that may be made under the tax receivable agreement will vary depending upon a number of factors, we expect that the payments that NCM Inc. may effectively make to the founding members could be substantial. As an example, if the founding members also redeemed all of their common membership units in NCM LLC solely in exchange for shares of common stock in NCM Inc. in a taxable transaction at the time of the closing of the offering and related transactions, the total increase in tax basis attributable to NCM, Inc.’s then 100% ownership interest in NCM LLC would be approximately $             billion, which could result in payments under the agreement of up to approximately $             million or more over 30 years or longer (assuming an initial offering price of $            , which represents the midpoint of the range of offering prices set forth on the cover of this prospectus).

If the Internal Revenue Service or other taxing authority were to subsequently challenge any of NCM Inc.’s cash savings covered by the tax receivable agreement, and if such challenge were ultimately upheld, the terms of the agreement require the founding members to repay to NCM Inc. an amount equal to the prior payments effectively made by NCM Inc. in respect of such disallowed cash savings, plus a proportionate share of any applicable interest and penalties. In such an event, and if a founding member is unable to make a timely repayment to NCM Inc. under the terms of the tax receivable agreement, NCM Inc. will have the ability to cause NCM LLC to offset against payments owed to the founding member. The repayment obligation is a several liability of each founding member and not a joint liability among the founding members.

If we receive a formal notice or assessment from a taxing authority with respect to any cash savings covered by the tax receivable agreement, we will place any subsequent tax benefit payments that would otherwise be made to the founding members into an interest-bearing escrow account until there is a final determination. We shall have full responsibility for, and sole discretion over, all NCM Inc. tax matters, including the filing and amendment of all tax returns and claims for refunds and the defense of all tax contests, subject to certain participation and approval rights held by the founding members. If one or more of the founding members was insolvent or bankrupt or otherwise unable to make payment under its repayment obligation, then our financial condition could be materially impaired.

Loews Screen Integration Agreement

The Loews screen integration agreement will commit AMC to cause the theatres it acquired from Loews to participate in the exhibitor services agreement. These U.S.-based Loews screens will become part of our national advertising network on an exclusive basis beginning on June 1, 2008, following the expiration of Loews’ pre-existing contract with another cinema advertising provider. The Loews theatres will be subject to the following: (i) during the period beginning on June 1, 2008 through November 30, 2008, the run-out of on-screen advertising and entertainment content and (ii) during the period beginning on December 1, 2008 through February 28, 2009, the right of the prior advertising provider to up to one minute of advertising inventory during the pre-feature show, in each case, for pre-existing contractual obligations that exist on May 31, 2008. In accordance with the Loews screen integration agreement, AMC will pay us an amount that approximates the EBITDA we would have generated if we were able to sell advertising in the Loews theatre chain on an exclusive basis commencing on the date of this offering. Prior to the completion of this offering, NCM LLC will re-allocate the common membership units in NCM LLC, among the founding members, to reflect the payments to be made by AMC pursuant to the terms of the Loews screen integration agreement. The number of common membership units to be allocated to AMC is calculated by multiplying the total number of NCM LLC common membership units outstanding by a ratio of theatre screens and patrons at Loews theatres compared to the total number of theatre screens and patrons at all founding members’ theatres. These payments will be made on a quarterly basis beginning at the completion of the offering until May 31, 2008 and will be, for accounting purposes, recorded directly to our members’ equity accounts and will not be reflected in NCM LLC’s statement of operations. Additionally, AMC will pay to NCM LLC amounts received from the other cinema advertising provider during the run-out periods from June 1, 2008 through February 28, 2009.

Software License Agreement

Agreement in Effect Before the Completion of the Offering. In connection with the initial formation of NCM LLC on March 29, 2005, AMC, Regal and NCM LLC entered into a software license agreement, pursuant to which AMC and Regal licensed to NCM LLC certain software and intellectual property rights, all of which relate to NCM LLC’s delivery of on-screen content. This agreement was amended and restated on July 15, 2005, to reflect Cinemark’s participation as a founding member. In connection with the completion of the offering, this agreement will be further amended and restated, in a document we refer to as the license agreement.

Agreement in Effect After the Completion of the Offering. Certain basic terms of the restated license agreement are discussed below:

License to NCM LLC. Pursuant to the license agreement, AMC and Regal grant NCM LLC a perpetual, worldwide, royalty free license to the technology specified in the license agreement, for use in the United States with respect to the services provided under the exhibitor services agreements. Subject to certain exceptions, the license to NCM LLC is exclusive with respect to the services provided under the exhibitor services agreements. NCM LLC may sublicense the object code of the licensed technology to exhibitors of the services (as specified in the exhibitor services agreements), to the extent necessary for those exhibitors to receive the services. Regal and AMC also grant NCM LLC a perpetual, worldwide, royalty free license to the source code of the licensed technology and certain later developments of the licensed technology for use in the United States. NCM LLC must keep the source code of the technology confidential.

License by NCM LLC. NCM LLC grants the founding members, subject to certain limitations, a perpetual, worldwide, royalty free license to the object code of any new NCM LLC developments based on licensed technology, for the founding members’ internal business purposes outside of the services that are defined in the exhibitor services agreements. The founding members each grant to NCM LLC, subject to certain limitations, a perpetual, royalty free license to any developments of such party based on the licensed technology that has application to the services provided under the exhibitor services agreement.

Ownership. NCM LLC will retain ownership of any of its developments based on the licensed technology. Subject to the rights granted to NCM LLC under the license agreement, the founding members each retain ownership of the licensed technology and developments by the founding members based on the licensed technology, unless the developments are jointly developed with NCM LLC, in which case such developments will be owned by NCM LLC.

Indemnification. The license agreement provides that each founding member indemnifies the other founding members with respect to infringement claims between $0.50 million and $5.0 million. NCM LLC indemnifies the founding members with respect to infringement claims without limitation by amount.

Exhibitor Services Agreement Termination by or LLC Withdrawal of Founding Members. Under the license agreement, if a founding member withdraws from the NCM LLC operating agreement or its exhibitor services agreement with NCM LLC is terminated, that founding member will have the right to use the licensed technology and NCM LLC’s developments thereto for the purposes specified in the license agreement.

Director Designation Agreement

Designation Rights. Pursuant to a director designation agreement, so long as a founding member owns at least 5% of NCM LLC’s issued and outstanding common membership units, such founding member will have the right to designate a total of two nominees to our ten-member board of directors who will be voted upon by our stockholders. If, at any time and only during such time, any founding member owns less than 5% of NCM LLC’s then issued and outstanding common membership units, then such founding member shall cease to have any rights of designation. The remaining directors will be selected for nomination by our nominating committee. For purposes of calculating the 5% ownership thresholds discussed above, shares of our common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold, but common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption. Shares of our common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units.

Independent Directors. The director designation agreement further provides that for so long as any founding member has the right to designate the director designees, at least one of the designees of such founding member must qualify as an “independent director” at the time of designation so that a majority of the members of the board will be independent directors. An “independent director” under the director designation agreement is a director who qualifies as an “independent director” of NCM Inc. under the Nasdaq rules.

Company Obligations. We have agreed to use our best efforts to assure that each director designee is included in the board’s slate of nominees to the stockholders for election of directors and in the proxy statement prepared by management in connection with soliciting proxies for every meeting of the stockholders called with respect to the election of members of the board. We shall not be obligated to cause to be nominated for election to the board or recommend to the stockholders the election of any director designee (i) who fails to submit to us on a timely basis such questionnaires as we may reasonably require of our directors generally and such other information as we may reasonably request in connection with preparation of our filings under securities laws or (ii) if the board of directors or nominating committee determines in good faith, after consultation with outside legal counsel, that such action would result in a breach of the directors’ fiduciary duties or applicable law. In the event such determination is made, the founding members shall be notified and given the opportunity to provide an alternative director designee.

At any time a vacancy occurs because of the death, disability, resignation or removal of a director designee, then the board, or any committee thereof, will not vote or take any action enumerated under “Description of Capital Stock—Special Approval Rights for Certain Matters” until such time that (i) such founding member has designated a successor director designee and the board has filled the vacancy and appointed such successor director designee, (ii) such founding member fails to designate a successor director designee within 10 business days of such vacancy, or (iii) such founding member has specifically waived its rights to do so under the director designation agreement and has consented to the board, or any committee thereof, taking a vote on such enumerated actions prior to the board filling the vacancy with a successor director designee.

At any time that any founding member shall have any rights of designation under the director designation agreement, NCM Inc. will not take any action to change the size of our board from ten.

Assignment; Amendment. The right of each founding member to designate nominees for election to our board of directors is personal and may not be assigned except upon the prior written consent of the other parties to the agreement. No prior written consent shall be required for an assignment by any founding member to an affiliate who acquires common membership units and becomes a party to the director designation agreement. Such assignee’s rights will cease at such time as it ceases to be an affiliate of a founding member. The director designation agreement may not be amended except with the written consent of each of the parties to the agreement.

Registration Rights Agreement

In connection with the completion of this offering, we and the founding members will enter into a registration rights agreement, which will become effective upon the completion of this offering.

Founding Member Line of Credit

On March 29, 2005, NCM LLC entered into an amended and restated demand promissory note, or the demand note, with the founding members. The demand note permitted NCM LLC to borrow up to $11.0 million on a revolving basis, with borrowings funded by the founding members on a pro rata basis. Interest was payable monthly at 200 basis points over LIBOR. The demand note had a final maturity date of the earliest of March 31, 2007; the tenth day after a unanimous demand for payment by all founding members; or an event of default as defined in the demand note.

As of December 29, 2005, outstanding borrowings under the demand note were $1.3 million, and the interest rate was 6.34%. NCM LLC paid less than $0.1 million in interest to the founding members in 2005. On March 26, 2006, NCM LLC repaid all borrowings under the demand note in full using the proceeds of a borrowing under a new line of credit with an unaffiliated lender, and the demand note was cancelled.

Contribution Agreements and Related Agreements

AMC and Regal Contribution Agreement. In connection with the initial formation of NCM LLC on March 29, 2005, AMC, Regal and NCM LLC entered into a contribution and unit holders agreement, pursuant to which the two founding members contributed assets to NCM LLC in exchange for the issuance of Class A membership units. AMC contributed $4,338,409 in assets in exchange for 370 Class A membership units, and Regal contributed $7,387,021 in cash and assets in exchange for 630 Class A membership units. The contribution and unit holders agreement also established that AMC and Regal would make available working capital for a revolving loan, in an aggregate amount up to $11,000,000, which loan would be funded ratably by percentage of Class A membership units held.

In connection with the contribution and unit holders agreement and the formation of NCM LLC, Regal, AMC and NCM LLC entered into a transition services agreement on March 29, 2005, effective as of April 1, 2005. The transition services agreement, which expired on its terms on December 31, 2005, identified services (such as information technology, network and administrative support) to be provided by AMC and Regal to NCM LLC and by NCM LLC to Regal and the fees for such services, to support the initial operations of NCM LLC and the separation of the digital content network from Regal. The transition services agreement also provided the terms pursuant to which AMC and Regal loaned certain employees to NCM LLC. Additionally, Regal, AMC and NCM entered into a bill of sale and assignment and assumption agreement on March 29, 2005, which gave effect to the transfer of assets contemplated by the contribution and unit holders agreement.

Cinemark Contribution Agreement. In connection with Cinemark’s entry as a founding member of NCM LLC, Cinemark and NCM LLC entered into a contribution agreement as of July 15, 2005, pursuant to which Cinemark contributed $7,328,662 cash and received 261 Class A membership units. Pursuant to this contribution agreement, Cinemark’s cash contribution was used to pay the then-outstanding amounts loaned by AMC and Regal to NCM LLC. This contribution agreement modified the revolving loan provision of the contribution and unit holders agreement, so that AMC, Cinemark and Regal would ratably (based on Class A membership units held) fund up to $11,000,000 of an amended and restated demand note for NCM LLC borrowings. As discussed below under “—Founding Member Line of Credit,” this note was cancelled upon NCM LLC’s entry into its existing credit facility.

Agreement with Network LIVE

On May 2, 2006, NCM LLC entered into a term sheet with Casbah Productions, LLC d/b/a Network LIVE, pursuant to which Network Live will provide captured artist performances for distribution across the digital content network, for a term of 24 months. The term sheet contemplates between 12 and 48 events per year, which will be promoted through FirstLook, the lobby entertainment network, poster case and website advertising. Revenue from the events will be split among the theatre operator, Network LIVE and NCM LLC. During the term of the term sheet, Network LIVE will be the premium provider of content for NCM LLC theatres and thus NCM LLC will notify Network LIVE before directly negotiating with artists.

Network LIVE was a privately held joint venture of Anschutz Entertainment Group, Inc., XM Satellite Radio, Inc. and AOL, LLC. Anschutz Entertainment Group is a wholly-owned subsidiary of The Anschutz Corporation. The Anschutz Corporation is a wholly-owned subsidiary of the Anschutz Company. The Anschutz Company is the controlling stockholder of Regal Entertainment Group.

In fall 2006, Network LIVE dissolved and NCM LLC began working with Control Room, which has taken over production of the content formerly produced by Network LIVE. Control Room is not our affiliate.

Agreement with Hughes Network

On July 3, 2002, RCM entered into an equipment and services agreement with Hughes Network Systems, Inc. Pursuant to the equipment and services agreement, Hughes agreed to provide certain satellite communication services, equipment and software, for a term of 36 months. See “Business—Technology” above for a more detailed description of the Hughes technology. On July 2, 2005, NCM LLC and Hughes Network Systems, L.L.C. (formerly Hughes Network Systems, Inc.) entered into an amendment to the equipment and services agreement, pursuant to which, among other things, the term of the agreement was extended for an additional 24 months. For the nine months ended December 29, 2005 and the nine months ended September 28, 2006, the aggregate amount payable to Hughes was approximately $951,000 and $978,000, respectively.

Hughes Network Systems, LLC is a wholly-owned subsidiary of Hughes Communications Inc. As of April 12, 2006, Apollo Investment Fund IV, LP owned 66.2% of Hughes Communications Inc. As of May 26, 2006, Apollo Investment Fund V, LP owned 20.78% of AMC Entertainment Group. Apollo Investment Fund, IV, LP and Apollo Investment Fund V, LP are under common control through the ownership of their respective general partners and managers.

Agreement with The Anschutz Corporation

NCM LLC has an informal agreement with The Anschutz Corporation to use, on occasion, two private aircraft owned by The Anschutz Corporation. The private aircraft are used to travel to cities where regularly scheduled flights require significant time or expense. The aircraft are leased on a per hour basis at rates that we believe are at or below market rates.

The Anschutz Corporation is a wholly-owned subsidiary of the Anschutz Company. The Anschutz Company is the controlling stockholder of Regal Entertainment Group. For the nine months ended December 29, 2005 and the nine months ended September 28, 2006, the aggregate amounts paid to The Anschutz Corporation for use of the aircraft were approximately $54,000 and $43,000, respectively.

Agreements with Founding Members—Subleases

Chicago Regional Office. On December 5, 2005, NCM LLC entered into a sublease agreement with RCM pursuant to which NCM LLC subleases its regional office in Chicago, Illinois. Both the sublease and the lease expire on July 31, 2009. Pursuant to the sublease, NCM LLC pays rent in an amount equal to that which would have been paid by RCM under the terms of its lease. The amounts payable to the landlord for the nine months ended December 29, 2005 and the nine months ended September 28, 2006, were, in aggregate, approximately $31,000 and $35,000, respectively.

New York Regional Office. On January 27, 2006, NCM LLC entered into a sublease agreement with RCM pursuant to which NCM LLC subleases its regional office in New York, New York. Both the sublease and the lease expire on April 30, 2010. Pursuant to the sublease, NCM LLC pays rent to RCM in an amount equal to that which would have been paid by RCM under the terms of its lease. The amounts payable to RCM for the nine months ended December 29, 2005 and the nine months ended September 28, 2006, were, in aggregate, approximately $258,000 and $310,000, respectively.

Woodland Hills Regional Office. On March 22, 2005, RCM assigned its interests in a sublease from Regal to NCM LLC for its regional office in Woodland Hills, California. The lease and sublease expired on July 31, 2006. Pursuant to the sublease, NCM LLC paid rent to Regal in an amount equal to that which would have been paid by Regal under the terms of its lease. The amounts payable to Regal for the nine months ended December 29, 2005 and the nine months ended September 28, 2006 were, in aggregate, approximately $46,000 and $40,000, respectively. NCM LLC moved to different office space in Woodland Hills, described immediately below, during May 2006.

NCM LLC entered into a sublease agreement with AMC pursuant to which NCM LLC subleases its regional office in Woodland Hills, California. The lease expires on May 31, 2007. The sublease expires on May 30, 2007. Pursuant to the sublease, NCM LLC pays rent to AMC in an amount equal to that which would have been paid by AMC under the terms of its lease. The amount payable to AMC for the nine months ended September 28, 2006, was, in aggregate, approximately $41,000.

Transactions with NCM LLC

Common Unit Subscription Agreement

We intend to enter into a common unit subscription agreement with NCM LLC. Subject to the satisfaction of certain conditions described below, under the common unit subscription agreement, NCM LLC will agree to issue and sell to us, and we will agree to buy from NCM LLC,              common units of NCM LLC, which represents approximately         % of common units of NCM LLC. The per unit purchase price we will pay for the common units will be equal to the per share purchase price that our common stock is sold to the public pursuant to this offering less underwriting discounts and commissions. If the underwriters’ over-allotment option is exercised, we will acquire an additional number of units equal to the number of shares sold to the underwriters.

Until the consummation of the sale of the common units of NCM LLC pursuant to the common unit subscription agreement, NCM LLC will agree to:

•	conduct the business of NCM LLC, in the ordinary course consistent with past practice,

•	use all commercially reasonable efforts to (A) retain the services of its key employees, (B) preserve NCM LLC’s relationships with material customers, suppliers, sponsors, licensors and creditors, and (C) maintain and keep NCM LLC’s properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and

•	maintain its capital structure as it existed on the date of the common unit subscription agreement and refrain from making any distributions to the founding members or their affiliates, or make any direct or indirect redemption, retirement, purchase or other acquisition of any membership interests in NCM LLC of any nature.

In addition to other customary closing conditions, the sale of the common units of NCM LLC will be conditioned upon our entry into an underwriting agreement with the managing underwriters for this offering, the completion of the recapitalization of NCM LLC as described in this prospectus, and the absence of any order, decree or judgment of any court or other governmental authority that makes the sale of the common units of NCM LLC to us illegal or invalid. The common unit subscription agreement will automatically be terminated if the closing conditions are not satisfied or waived on or before                     , 2007 or if the registration statement relating to this offering is withdrawn for any reason prior to such date.

Management Services Agreement

We intend to enter into a management services agreement with NCM LLC pursuant to which we will agree to provide certain specific management services to NCM LLC. In exchange for the services, NCM LLC will reimburse us for compensation and other expenses of our officers and employees and will pay a service fee of $             per             .

Employment Assignment Agreement

We intend to enter into employment assignment agreements with NCM LLC pursuant to which we will agree to assume the obligations and duties of NCM LLC under its employment agreements with each of the following executive officers: Kurt C. Hall, Clifford E. Marks, Gary W. Ferrera, Thomas C. Galley and Ralph E. Hardy. See “Management—Employment and Other Agreements” above for a detailed description of the employment agreements.

Option Substitution Agreement

We intend to enter into option substitution agreements with holders of outstanding options of NCM LLC to cancel each NCM LLC option and substitute the option with an option to purchase common stock of NCM Inc. See “Management—Equity Incentive Plan—Substitution of NCM LLC Options” above for additional discussion of the option substitution.

Transactions with                     .

Digital Cinema Services Agreement

NCM LLC entered into a letter agreement on December 1, 2005 with the founding members to enable it to explore the possibility of implementing digital cinema in their theatres. In connection with the completion of this offering, we anticipate that we will enter into the digital cinema services agreement with a newly-formed entity to be formed and owned by our founding members, to govern our activities related to design, planning and management related to development and procurement of digital cinema systems for our founding members. This effort will include system design, equipment procurement and the development of financing agreements with the studios and third-party financing sources. Prior to the completion of the offering, we will also assign to the newly formed entity an engagement letter we have entered into with J.P. Morgan Securities Inc. and a consulting contract we have entered into with Travis Reid, former Loews Cineplex Entertainment President and CEO, who is leading the effort to create a business plan and financing model for digital cinema with the major motion picture studios.

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of                     , 2006, giving effect to the completion of this offering and the reorganization, and assuming the redemption of all of the outstanding NCM LLC common membership units in exchange for, our common stock, by:

•	each person we know to be the beneficial owner of 5% of more of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on              shares of common stock outstanding after the completion of this offering. No shares of common stock subject to options are currently exercisable or exercisable within 60 days of                     , 2006. Unless indicated below, the address of each individual listed below is 9110 E. Nichols Ave., Suite 200, Centennial, Colorado 80112-3405.

Beneficial Owner**	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Shares of Common Stock Beneficially Owned	Percentage of Voting Power
Five Percent Stockholders
National Cinema Network, Inc.(2)

Cinemark Media, Inc.(3)

Regal CineMedia Holdings, LLC(4)
The Anschutz Company(5)
Philip F. Anschutz(6)

Directors and Executive Officers
Kurt C. Hall
Clifford E. Marks
Gary W. Ferrera
Thomas C. Galley
Ralph E. Hardy
Peter C. Brown
Michael L. Campbell
Lee Roy Mitchell
All directors and executive officers as a group (8 persons)

(1)	NCM LLC common membership units are redeemable at any time at the option of the holder. Upon any redemption, we may choose whether to redeem the units for shares of our common stock on a one-for-one basis or for a cash payment equal to the market price of shares of our common stock. If each member of NCM LLC chose to redeem all of its NCM LLC common membership units and we elected to issue shares of our common stock in redemption of all of the units, AMC would receive shares of our common stock, Cinemark would receive shares of our common stock and Regal would receive shares of our common stock. These share amounts would represent %, % and %, respectively, of our outstanding common stock immediately following this offering.
(2)	The address of this stockholder is 920 Main Street, Kansas City, Missouri 64105
(3)	The address of this stockholder is 3900 Dallas Parkway, Suite 500, Plano, Texas 75093
(4)	The address of this stockholder is 7132 Regal Lane, Knoxville, Tennessee 37918.
(5)	The address of this stockholder is .
(6)	The address of this stockholder is .

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

The following description of material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, each of which will be in effect on the closing of this offering, are summaries and are qualified by reference to the certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of:

•	shares of common stock, par value $.01 per share; and

•	10,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Upon the completion of this offering, there will be              shares of common stock issued and outstanding.

Voting Rights

Each holder of common stock will be entitled to one vote per share.

Our directors will be elected by all of our common stockholders voting together as a single class. The director designation agreement among the founding members will provide that each founding member will nominate two of the directors. The director designation agreement further provides that each founding member will vote its shares to elect the directors designated by each founding member to our board. Holders of shares of common stock will not be entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power. Except as otherwise required by the DGCL, our certificate of incorporation or the voting rights granted to any preferred stock we subsequently issue, the holders of outstanding shares of common stock and preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by our stockholders. Except as otherwise provided by law, and subject to any voting rights granted to any preferred stock we subsequently issue, amendments to our certificate of incorporation must be approved by a holders of at least 66-2/3% of the combined voting power of the outstanding common stock. Under the DGCL, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our certificate of incorporation to increase or decrease the authorized shares of common stock shall be approved upon the affirmative vote of the holders of a majority of the common stock, voting together as a single class.

Dividends

Holders of common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock.

Other Rights

Upon our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 10 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock. See “—Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws.”

Options

In connection with the completion of this offering, options previously granted by NCM LLC to its employees under the National CineMedia 2006 Unit Option Plan that remain outstanding as of the date of the completion of the offering will be substituted with options granted under the NCM Inc. equity incentive plan. In addition, the NCM LLC plan provides that under certain conditions, option holders will receive an additional equity award of options or restricted units at the time of an initial public offering, which we refer to as the “IPO awards.” We intend to enter into option substitution agreements with holders of outstanding options of NCM LLC to cancel each NCM LLC option and substitute the option with an option to purchase common stock of NCM Inc. We expect to issue options to purchase approximately              shares under our equity incentive plan in substitution for options previously granted under the National CineMedia, LLC 2006 Unit Option Plan to employees of NCM LLC and IPO awards in the form of options to purchase approximately              shares of our common stock. Upon completion of this offering, options to purchase a total of              shares of common stock will be outstanding. See “Management—Equity Incentive Plan” and “Shares Eligible for Future Sale.”

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203.

Certain other provisions of the certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, our certificate of incorporation and bylaws:

•	establish supermajority approval requirements by our directors before our board may take certain actions;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares, making a takeover more difficult and expensive;

•	establish a classified board of directors;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	provide that the founding members will be able to exercise a greater degree of influence over the operations of NCM LLC, which may discourage other nominations to our board of directors, if any director nominee designated by the founding member is not elected by our stockholders.

Classified Board of Directors

Our board of directors will be divided into three classes of directors serving staggered three-year terms, designated as Class I, Class II and Class III. The members of each class shall serve for a staggered three-year term, except that Class I directors in the initial term immediately following the offering will serve for one year and the Class II directors in the initial term immediately following the offering will serve for two years. Each director will be elected to serve until the election of the director’s successor at an annual meeting of stockholders for the election of directors for the year in which the director’s term expires or at a special meeting called for that purpose. As a result, approximately one third of our board of directors will be elected each year. Our board of directors will initially consist of ten directors and are to be elected by the holders of a plurality of the voting power of our outstanding common stock, voting together as a single class.

Special Approval Rights for Certain Matters

So long as a founding member beneficially owns at least 5% of NCM LLCs issued and outstanding common membership units, approval of at least 90% of the directors then in office (provided that if the board has less than ten directors, then the approval of at least 80% of the directors then in office) will be required before (i) NCM Inc. may take any of the following actions or (ii) NCM Inc., in its capacity as sole manager of NCM LLC, may authorize NCM LLC to take any of the following actions:

•	assign, transfer, sell or pledge all or a portion of the membership units of NCM LLC beneficially owned by NCM Inc.;

•	acquire, dispose, lease or license assets by NCM Inc. or NCM LLC or enter into a contract to do the foregoing, in a single transaction or in two or more transactions (related or unrelated) in any consecutive twelve-month period with an aggregate value (as determined in good faith by the board) exceeding 20% of the fair market value of the business of NCM LLC operating as a going concern (as determined in good faith by the board);

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any indebtedness (including the refinancing of any indebtedness) or repay before due any indebtedness (other than a working capital revolving line of credit) with a fixed term;

•	issue, grant or sell shares of common stock or rights with respect to common stock, except in connection with NCM Inc.’s equity incentive compensation plans or any conversion or exchange of NCM LLC membership units in accordance with the NCM LLC operating agreement;

•	issue, grant or sell any NCM Inc. preferred stock or rights with respect to preferred stock;

•	authorize, issue, grant or sell additional NCM LLC membership units or rights with respect to membership units (except as otherwise permitted in the common unit adjustment agreement or NCM Inc.’s equity incentive compensation plans);

•	amend, modify, restate or repeal any provision of NCM Inc.’s certificate of incorporation or bylaws or the NCM LLC operating agreement;

•	enter into, modify or terminate certain contracts not in the ordinary course of business of the type specified in Item 601(b)(10)(i) of Regulation S-K;
•	except as specifically set forth in the NCM LLC operating agreement, declare, set aside or pay any redemption of, or dividends with respect to, membership interests, payable in cash, property or otherwise;

•	amend any material terms or provisions (as defined in the Nasdaq rules) of NCM Inc.’s equity incentive plan or enter into or consummate any new equity incentive compensation plan;

•	make any change in the current business purpose of NCM Inc. to serve solely as the manager of NCM LLC or any change in the current business purpose of NCM LLC to provide the services as set forth in the exhibitor services agreements; and

•	approve any actions relating to NCM LLC that could reasonably be expected to have a material adverse tax effect on the founding members.

For purposes of calculating the 5% ownership thresholds for the supermajority director approval rights discussed above, shares of our common stock held by a founding member and received upon redemption of NCM LLC common membership units will be counted toward the threshold. Common membership units issued to NCM Inc. in connection with the redemption of common membership units by a founding member will be excluded, so long as such founding member continues to hold the common stock acquired through such redemption. Shares of our common stock otherwise acquired by the founding members will also be excluded, unless such shares of common stock were transferred by one founding member to another and were originally received by the transferring founding member upon redemption of NCM LLC common membership units.

Special Approval Right of Directors

In addition to approval by the audit committee which is required by Nasdaq rules, (i) any modification or amendment of an exhibitor services agreement which could reasonably be expected (in the good faith determination of the board) to result in payments to or from NCM LLC in excess of $50,000, or (ii) entry into or amendment of any contract or transaction which could reasonably be expected (in the good faith determination of the board) to result in payments in excess of $50,000 between NCM LLC or NCM Inc., on the one hand, and a founding member or such founding member’s affiliate, on the other hand, requires the approval of a majority of the directors then in office and a majority of the independent directors then in office.

Special Meeting of Stockholders

Special meetings of our stockholders may be called only by a majority of our directors or at the request of holders of common stock representing a majority of our total voting power.

Actions by Written Consent

Stockholder action can be taken only at an annual or special meeting of stockholders, and cannot be taken by written consent in lieu of a meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage The affirmative vote of the holders of at least 66-2/3% of our issued and outstanding common stock, voting as a single class is required to amend or repeal our certificate of incorporation or to amend or repeal a bylaw. In addition, under the DGCL, an amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our bylaws, our board of directors may from time to time make, amend, supplement or repeal our bylaws by vote of a majority of our board of directors.

NCM LLC Common Membership Units

Upon completion of this offering, there will be              common membership units issued and outstanding,              of which will be beneficially owned by Regal,              of which will be beneficially owned by AMC,              of which will be beneficially owned by Cinemark, and              of which will be beneficially owned by us.1 The number of outstanding common membership units owned by us will at all times equal the number of shares of our outstanding common stock. With respect to this offering and any future offering of common stock, the net cash proceeds we receive, including with regard to the exercise of options issued under our equity incentive plan, will be concurrently transferred to NCM LLC in exchange for common membership units equal in number to the number of shares of common stock we issued. Pursuant to the terms of our certificate of incorporation and the third restated LLC agreement, if a member of NCM LLC, other than us, chooses to have common membership units redeemed, we may elect to issue cash or shares of our common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Transactions with Founding Members—LLC Operating Agreement” and “Corporate History and Reorganization.”

Registration Rights

In connection with the completion of this offering, we will enter into a registration rights agreement with the founding members. See “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Registration Rights Agreement.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is expected to be             , New York, New York.

Listing

We have filed an application to list our common stock on the Nasdaq Global Select Market under the symbol “NCMI”. The NCM LLC common membership units will not be listed on any securities exchange.

[1]	A 10% increase in the number of shares of common stock sold, assuming an initial public offering price of $ (the midpoint of the range set forth on the cover page of this prospectus) would result in a decrease of % in the percentage of NCM LLC membership units held by the founding members.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Sales of significant amounts of our common stock in the public market after this offering, including shares of our common stock issued upon exercise of outstanding options or upon redemption of the NCM LLC common membership units in exchange for our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

Upon completion of this offering,              shares of common stock and              NCM LLC common membership units will be outstanding. If the underwriters’ over-allotment option is exercised in full, there will be              shares of common stock, and              NCM LLC common membership units outstanding.

Of the              shares of common stock to be outstanding upon completion of this offering,              shares of common stock offered pursuant to this offering, or              shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws except to the extent shares of common stock are purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act.

All of NCM LLC’s common membership units are “restricted securities” under the Securities Act. The              shares of common stock issuable on redemption of NCM LLC common membership units, are, or when issued on conversion or redemption will be, eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 of the Securities Act, subject to the contractual provisions of our agreements with our founding members. See “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Registration Rights Agreement.”

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. The founding members have agreed to the same restrictions for a period of              days after the date of this prospectus.

Rule 144

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year (including the holding period of any prior owner other than an affiliate) and who files a Form 144 with the SEC to sell within any three-month period a number of those shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly, through one or more intermediate controls or is controlled by, or is under common control with us.

             shares will be eligible for sale under Rule 144 one year from the date of the issuance of our common stock upon redemption of the NCM LLC common membership units or, if earlier, after the exchange or the resale of such shares of common stock is registered under the Securities Act.

Rule 144(k)

Under Rule 144(k), a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144.

To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Registration Rights

Upon completion of this offering, the founding members will hold in the aggregate approximately              NCM LLC common membership units. As described above in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—NCM LLC Operating Agreement—Common Unit Redemption Right,” the founding members will have the right to redeem these common membership units in exchange for, at our option, our common stock on a one-for-one basis or a cash payment equal to the market price of one share of our common stock. Following such redemption, pursuant to the registration rights agreement described above in “Certain Relationships and Related Party Transactions—Transactions with Founding Members—Registration Rights Agreement,” the founding members will have the right, subject to various conditions and limitations, to demand the filing of, and include such shares of our common stock in, registration statements relating to our common stock, subject to the             -day lock-up arrangement described above. These registration rights of our stockholders could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our common stock.

Options

In addition to the              shares of common stock outstanding immediately after this offering, as of the date of this prospectus, following conversion of the NCM LLC options, there will be outstanding options to purchase              shares of our common stock. None of these options are currently exercisable.

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our equity incentive plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to beneficial owners of our common stock (“Holders”) that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations. This summary does not consider specific facts and circumstances that may be relevant to a particular Holder’s tax position and does not consider any tax laws other than U.S. federal income tax laws (for example, this summary does not consider any state, local, estate or gift, or non-U.S. tax consequences of an investment in our common stock). It also does not apply to Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks, insurance companies, dealers in securities, persons who hold common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, U.S. Holders (as defined below) who do not have the U.S. dollar as their functional currency, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation).

For purposes of this summary, the term “U.S. Holder” means a Holder of shares of our common stock that, for U.S. federal income tax purposes, is:

(i)	an individual who is a citizen or resident of the United States;

(ii)	a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “U.S. persons,” as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means any Holder of shares of our common stock that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisors.

This summary is included herein as general information only. Accordingly, each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our common stock.

U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “U.S. Holders,” subject to the limitations described above.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. Holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. Holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 15%), provided that the U.S. Holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain.

Dispositions

Upon a sale, exchange or other taxable disposition of shares of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the shares of our common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares of the common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding Requirements

In general, dividends on our common shares, and payments of the proceeds of a sale, exchange or other disposition of our common shares paid to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “Non-U.S. Holders,” subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Dispositions

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of common stock unless:

•	the gain is U.S. trade or business income;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the common stock (in which case, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty.

Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the Holder is a U.S. person.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement to be filed as an exhibit relating to this prospectus, dated                     , 2006, we have agreed to sell to the underwriters named below, and the underwriters have severally agreed to purchase, the respective number of shares of common stock set forth below:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$

The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus. The founding members have also agreed to the same restrictions for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension.

Credit Suisse Securities (USA) LLC has advised us that (i) it has no present intent or arrangement to release any of the securities subject to the lock-up agreements, (ii) there are no specific criteria that Credit Suisse Securities (USA) LLC will use in determining whether to release any securities from the lock-up agreements, (iii) the release of any securities will be considered on a case by case basis and (iv) the factors it could use in deciding whether to release securities may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of NCM Inc.

The underwriters have reserved for sale at the initial public offering price up to              shares of the common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, including liabilities incurred in connection with the sale of reserved shares as described in the previous paragraph, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on the Nasdaq Global Select Market.

In connection with the listing of the common stock on the Nasdaq Global Select Market, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, investment banking, financial advisory and lending services for us and our affiliates for which they have received, or will receive, customary fees and expenses.

Upon the closing of this offering, NCM LLC will enter into a new $         million senior secured credit facility with a group of lenders that will include affiliates of several of the underwriters. This facility will consist of a         -year, $         million revolving credit facility and an         -year, $725 million term loan facility. The amount of the credit facility is subject to change prior to its closing.

An affiliate of Credit Suisse Securities (USA) LLC acts as a lender under our $20.0 million existing revolving credit facility, which includes a $2.0 million letter of credit sub-facility. The existing revolving credit facility will be repaid with the proceeds of our new senior secured credit facility.

An affiliate of Credit Suisse Securities (USA) LLC acts as a lender and sole lead arranger, sole book-runner and administrative agent under a credit facility with Regal, or the $1.75 billion Regal credit facility. The credit facility consists of a $1.65 billion term loan facility and $100.0 million revolving credit facility. On November 1, 2006, Credit Suisse Securities (USA) LLC acted as sole book-runner in connection with the offering of $160.2 million of shares of Regal common stock by Oaktree Capital Management, LLC. In March 2006, the facility was repriced, and in June 2006 a $200.0 million incremental term loan was extended. An affiliate of Credit Suisse Securities (USA) LLC acts as a lender and co-documentation agent under AMC’s $850.0 million credit facility. In January 2006, Credit Suisse Securities (USA) LLC acted as a joint book-runner in connection with an offering of the aggregate of $325.0 million of AMC’s senior subordinated notes due 2016, or the AMC notes.

An affiliate of Lehman Brothers Inc. acts as a lender under our $20.0 million existing revolving credit facility, which includes a $2.0 million letter of credit sub-facility. The existing revolving credit facility will be repaid with the proceeds of our new senior secured credit facility.

An affiliate of Lehman Brothers Inc. acted as a lender under Cinemark’s $360.0 million revolving credit facility, which was refinanced in October 2006. An affiliate of Lehman Brothers Inc. acts as a lender, joint lead arranger, joint book-runner and administrative agent under Cinemark’s new $1.27 billion credit facility, or the $1.27 billion Cinemark credit facility. In addition, an affiliate of Lehman Brothers Inc. acts as a lender under the $1.75 billion Regal credit facility and Regal’s $100.0 million revolving credit facility. Lehman Brothers Inc. is an advisor to Cinemark in connection with Cinemark’s acquisition of Century Theatres. In December 2005, Lehman Brothers Inc. acted as the sole book-runner in connection with Regal’s issuance of $1.5 million shares of Class A common stock to a private investment fund.

J.P. Morgan Securities Inc. is engaged to assist with structuring the financing in connection with the digital cinema project. See “Summary—Recent Developments.” J.P. Morgan Securities Inc. acts as a lender and syndication agent in connection with the AMC $200.0 million revolving credit facility. In January 2006, J.P. Morgan Securities Inc. acted as joint book-runner in connection with the offering of the AMC notes.

An affiliate of Morgan Stanley & Co. Incorporated acts as a lender, joint lead arranger and joint book-runner under the $1.27 billion Cinemark credit facility. Morgan Stanley & Co. Incorporated acted as an advisor to Century in connection with its acquisition by Cinemark.

Several of the underwriters have affiliates who own common stock of one or more of our founding members. As of October 10, 2006, an affiliate of J.P. Morgan Securities Inc. owned approximately 20.9% of AMC’s common stock and less than 1.0% of Regal’s common stock. As of October 10, 2006, an affiliate of Morgan Stanley & Co. Incorporated owned approximately 1.0% of Regal’s common stock. As of October 10, 2006, an affiliate of Credit Suisse Securities (USA) LLC owned approximately 1.9% of Regal’s common stock, less than 1% of Cinemark’s common stock and less than 1% of AMC’s common stock. See “Use of Proceeds.”

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

•	the information included in this prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history of and prospectus for our business and our past and present operations;

•	our past and present earnings and current financial position;

•	an assessment of our management;

•	the market of securities of companies in business similar to ours; and

•	the general condition of the securities markets.

The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active trading market may not develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under “Resale Restrictions;” and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

We are represented by Holme Roberts & Owen LLP, Denver, Colorado, who will pass upon the validity of the shares of common stock offered hereby. The underwriters are represented by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

EXPERTS

The financial statements of National CineMedia, LLC as of December 29, 2005 and September 28, 2006, and for the nine months ended December 29, 2005 and September 28, 2006, and its predecessor company, Regal CineMedia Corporation, as of December 30, 2004, and for the years ended January 1, 2004 and December 30, 2004 and the three months ended March 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of National Cinema Network, Inc. for the successor period from December 24, 2004, through March 31, 2005, and for the predecessor periods from April 2, 2004 through December 23, 2004 and the year ended April 1, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, in Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus is a part of the registration statement and, as permitted by the SEC’s rules, does not contain all of the information presented in the registration statement. For further information with respect to us and our common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, is also available for reading and copying at the offices of the The Nasdaq Stock Market at One Liberty Plaza, 165 Broadway, New York, NY 10006.

As a result of this offering, we will become subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.ncm.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

Page
National CineMedia, Inc.	(1)
National CineMedia, LLC and its predecessor, Regal CineMedia Corporation	F-2
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 30, 2004, December 29, 2005 and September 28, 2006	F-3
Statements of Operations for the years ended January 1, 2004 and December 30, 2004, the three months ended March 31, 2005 and the nine months ended December 29, 2005 and September 28, 2006	F-4

Statements of Stockholder’s Equity and Members’ Equity for the years ended January 1, 2004 and December 30, 2004, the three months ended March 31, 2005 and the nine months ended December 29, 2005 and September 28, 2006

F-5
Statements of Cash Flows for the years ended January 1, 2004 and December 30, 2004, the three months ended March 31, 2005 and the nine months ended December 29, 2005 and September 28, 2006	F-6
Notes to Financial Statements	F-7

Condensed Statements of Operations for the six months ended September 29, 2005, and the three months ended September 29, 2005, and September 28, 2006 (unaudited)	F-25
Notes to Condensed Financial Statements (unaudited)	F-26

National Cinema Network, Inc.	F-30
Report of Independent Registered Public Accounting Firm	F-30

Statements of Operations for the predecessor periods from April 2, 2004 through December 23, 2004 and the 52 weeks ended April 1, 2004 and for the successor period from December 24, 2004 through March 31, 2005

F-31
Statements of Stockholder’s Equity for the predecessor period from April 3, 2003 through December 23, 2004 and for the successor period from December 24, 2004 through March 31, 2005	F-32

Statements of Cash Flows for the predecessor periods from April 2, 2004 through December 23, 2004 and the 52 weeks ended April 1, 2004 and for the successor period from December 24, 2004 through March 31, 2005

F-33
Notes to Financial Statements	F-34

(1)	To be filed by amendment.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

National CineMedia, LLC

Centennial, Colorado

We have audited the accompanying balance sheets of National CineMedia, LLC (“NCM”) as of December 29, 2005 and September 28, 2006 and the related statements of operations, members’ equity, and cash flows for the nine month periods ended December 29, 2005 and September 28, 2006. We have also audited the accompanying balance sheet of Regal CineMedia Corporation (a wholly owned subsidiary of Regal Entertainment Group, Inc.) (the “Predecessor” and, collectively with NCM, the “Company”), as of December 30, 2004 and the related statements of operations, stockholder’s equity, and cash flows for the years ended January 1, 2004, and December 30, 2004, and the three month period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of National CineMedia, LLC as of December 29, 2005 and September 28, 2006 and the results of its operations and its cash flows for the nine month periods ended December 29, 2005 and September 28, 2006 and the financial position of Regal CineMedia Corporation as of December 30, 2004 and the results of its operations and cash flows for the years ended January 1, 2004, and December 30, 2004, and the three month period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado

November 21, 2006

NATIONAL CINEMEDIA, LLC

BALANCE SHEETS

(In millions, except number of shares)

		National CineMedia
	Predecessor— Regal CineMedia December 30, 2004	December 29, 2005	September 28, 2006	Proforma September 28, 2006
				(Unaudited, Note 15)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2.5	$—	$4.6	$
Receivables—net	28.8	36.6	51.9		51.9
Prepaid expenses and other current assets	0.5	1.0	1.1		1.1
Deferred income taxes	0.7	—	—		—

Total current assets	32.5	37.6	57.6

PROPERTY AND EQUIPMENT, net of accumulated depreciation of $6.5 million in 2004, $8.7 million in 2005 and $11.4 million in 2006	4.2	10.0	11.6		11.6

OTHER ASSETS:
Network affiliate agreements, net of accumulated amortization of $1.2 million in 2005 and $1.9 million in 2006	—	1.1	0.4		0.4
Deferred offering costs	—	—	2.3		2.3
Debt issuance costs	—	—	0.1
Deposits and other	—	0.1	0.2		0.2

Total other assets	—	1.2	3.0

AMOUNTS DUE FROM PARENT	12.7	—	—		—

TOTAL	$49.4	$48.8	$72.2	$

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable	$2.3	$5.1	$5.0		$5.0
Amounts due to Members	—	24.0	43.8
Short-term borrowings from Members	—	1.3	—		—
Accrued payroll and related expenses	3.3	1.5	6.1		6.1
Accrued expenses	2.9	5.5	1.9		1.9
Deferred revenue	0.4	1.6	2.2		2.2

Total current liabilities	8.9	39.0	59.0

OTHER LIABILITIES
Unit option plan payable	—	—	1.1		1.1
Borrowings	0.5	—	10.0

Total other liabilities	0.5	—	11.1

DEFERRED INCOME TAXES	0.5	—	—		—

Total liabilities	9.9	39.0	70.1

COMMITMENTS AND CONTINGENCIES (Notes 1, 9 and 13)

MEMBERS’ EQUITY	—	9.8	2.1

STOCKHOLDER’S EQUITY:
Common stock, $0.001 par value—authorized, issued and outstanding 5,000 shares	—	—	—		—
Additional paid-in capital	22.5	—	—		—
Retained earnings	17.0	—	—		—

Total stockholder’s equity	39.5	—	—		—

TOTAL	$49.4	$48.8	$72.2		$—

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF OPERATIONS

(In millions)

	Predecessor—Regal CineMedia			National CineMedia
	Year Ended January 1, 2004	Year Ended December 30, 2004	3 Months Ended March 31, 2005	9 Months Ended December 29, 2005	9 Months Ended September 28, 2006
REVENUE:
Advertising	$65.2	$83.6	$15.6	$56.0	$128.2
Administrative fees—Members	—	—	—	30.8	4.3
Meetings and events	7.0	11.5	2.1	11.7	12.5
Other	0.2	0.2	0.1	0.3	0.2

Total	72.4	95.3	17.8	98.8	145.2

EXPENSES:
Advertising operating costs	4.4	3.7	0.9	6.3	6.0
Meetings and events operating costs	2.1	3.9	0.8	5.4	4.5
Circuit share costs—Members	15.3	16.6	2.4	38.6	88.6
Network costs	5.0	8.1	2.4	9.2	10.5
Selling and marketing costs	11.7	15.9	4.4	24.9	27.9
Administrative costs	10.3	10.8	3.4	9.8	11.4
Deferred stock compensation	1.4	1.4	0.3	—	—
Severance Plan costs	—	—	—	8.5	3.4
Depreciation and amortization	0.9	1.0	0.4	3.0	3.4
Other costs	—	—	—	—	0.4

Total	51.1	61.4	15.0	105.7	156.1

OPERATING INCOME (LOSS)	21.3	33.9	2.8	(6.9)	(10.9)

INTEREST EXPENSE—NET	—	—	—	—	0.3

PROVISION FOR INCOME TAXES	8.4	13.3	1.1	—	—

NET INCOME (LOSS)	$12.9	$20.6	$1.7	$(6.9)	$(11.2)

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF STOCKHOLDER’S EQUITY

AND MEMBERS’ EQUITY

(In millions)

Statement of Stockholder’s Equity Predecessor—Regal CineMedia	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance—December 26, 2002	$—	$22.5	$(16.5)	$6.0
Net income	—	—	12.9	12.9

Balance—January 1, 2004	—	22.5	(3.6)	18.9
Net income	—	—	20.6	20.6

Balance—December 30, 2004	—	22.5	17.0	39.5
Net income	—	—	1.7	1.7

Balance—March 31, 2005	$—	$22.5	$18.7	$41.2

Statement of Members’ Equity National CineMedia				Members’ Equity
Issuance of initial units at inception date in exchange for contributed assets, net of liabilities assumed				$0.9
Issuance of additional units in exchange for cash				7.3
Contribution of Severance Plan payments				8.5
Net loss				(6.9)

Balance—December 29, 2005				9.8

Capital contribution from member				0.9
Contribution of Severance Plan payments				3.5
Distribution to Members				(0.9)
Net loss				(11.2)

Balance—September 28, 2006				$2.1

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS

(In millions)

	Predecessor—Regal CineMedia			National CineMedia
	Year Ended January 1, 2004	Year Ended December 30, 2004	3 Months Ended March 31, 2005	9 Months Ended December 29, 2005	9 Months Ended September 28, 2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$12.9	$20.6	$1.7	$(6.9)	$(11.2)
Adjustments to reconcile net income (loss) to net cash provided by operating (used in) activities:
Depreciation and amortization	0.9	1.0	0.4	3.0	3.4
Deferred stock compensation	1.4	1.4	0.3	—	—
Non-cash Severance Plan and Share-Based Compensation costs	—	—	—	8.0	4.5
Deferred income taxes	0.1	0.5	(0.2)	—	—
Changes in operating assets and liabilities:
Decrease (increase) in receivables—net	(10.6)	(8.2)	13.0	(36.6)	(15.3)
Decrease (increase) in prepaid expenses and other current assets	(0.5)	0.2	(0.1)	(0.6)	(0.2)
Increase in deposits and other assets	—	—	—	(0.1)	(0.2)
Increase (decrease) in accounts payable	0.2	(0.8)	(0.5)	5.1	(1.4)
Increase in amounts due to Members	—	—	—	20.5	23.3
Increase (decrease) in accrued expenses	1.7	2.6	(2.8)	3.1	1.1
Payment of Severance Plan costs	—	—	—	—	(3.5)
Increase (decrease) in deferred revenue	0.6	(1.5)	0.4	1.6	0.6
Increase (decrease) in other liabilities	(0.3)	0.1	0.1	—	—

Net cash provided by (used in) operating activities	6.4	15.9	12.3	(2.9)	1.1

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1.3)	(2.7)	(1.4)	(5.9)	(4.0)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in due from Parent	(4.7)	(11.2)	(10.6)	—	—
Increase in deferred offering costs	—	—	—	—	(1.3)
Proceeds of short-term borrowings from Members	—	—	—	9.5	3.0
Repayments of short-term borrowings to Members	—	—	—	(8.2)	(4.2)
Proceeds from borrowings under Revolving Credit Facility	—	—	—	—	27.5
Repayments of borrowings under Revolving Credit Facility	—	—	—	—	(17.5)
Proceeds from Member contribution	—	—	—	0.2	0.9
Proceeds from issuance of units	—	—	—	7.3	—
Distribution to Members	—	—	—	—	(0.9)

Net cash provided by (used in) financing activities	(4.7)	(11.2)	(10.6)	8.8	7.5

INCREASE IN CASH AND CASH EQUIVALENTS	0.4	2.0	0.3	—	4.6

CASH AND CASH EQUIVALENTS:
Beginning of period	0.1	0.5	2.5	—	—

End of period	$0.5	$2.5	$2.8	$—	$4.6

Supplemental disclosure of non-cash financing and investing activity:
Contribution of Severance Plan payments	$—	$—	$—	$8.5	$3.5
Increase in deferred offering costs	$—	$—	$—	$—	$1.0
Increase in property and equipment	$—	$—	$—	$—	$0.3

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

1. THE COMPANY AND BASIS OF PRESENTATION

National CineMedia, LLC (“NCM”) provides advertising, business meetings, and event services to its Members under Exhibitor Services Agreements that extend through April 1, 2010. NCM also provides such services to certain third-party theatre circuits under “Network Affiliate Agreements” expiring at various dates through September 2009. NCM operates on a fiscal year ending on the first Thursday after December 25, which in certain years results in a 53-week year. The business meetings and event services operations are operating segments but do not meet the quantitative thresholds for segment reporting.

NCM was formed on March 29, 2005 through the combination of the operations of National Cinema Network, Inc. (“NCN”), a wholly owned subsidiary of AMC Entertainment, Inc. (“AMCE”), and Regal CineMedia Corporation (“RCM”), a wholly owned subsidiary of Regal Entertainment Group (“Regal”, or, in relation to RCM, the “Parent”). In accordance with the Contribution and Unit Holders Agreement entered into on that date by NCM, NCN, and RCM, 370 units were issued to NCN and 630 units were issued to Regal CineMedia Holdings, LLC (“RCM Holdings”) in exchange for the contribution of $0.9 million of cash and other assets, net of liabilities assumed. All assets contributed to and liabilities assumed by NCM were recorded on NCM’s records in the amounts as reflected on the Members’ historic accounting records. The following table summarizes the assets contributed to and liabilities assumed by NCM:

Cash	$0.2
Property and equipment	5.9
Network affiliate agreements	2.3
Other assets	0.4
Compensation-related obligation	(4.0)
Accrued expenses	(3.9)

Total	$0.9

Because RCM Holdings was the majority owner of NCM at inception, RCM is the predecessor of NCM and NCN is deemed to be an acquired company under the Securities and Exchange Commission’s (“SEC”) rules and regulations. RCM’s historic financial statements presented herein exclude its business activities not assumed by NCM. As used hereafter, “the Company” refers to NCM and its predecessor when distinction between the two legal entities is not relevant to the context.

On July 15, 2005, in exchange for a cash contribution of $7.3 million, 261 NCM units were issued to Cinemark Media, Inc. (“Cinemark Media”), a wholly owned subsidiary of Cinemark USA, Inc. (“Cinemark”).

As the result of final adjustments to the valuations attributed to the contributed assets and liabilities resulting from AMC’s merger on December 23, 2004 with Marquee Holdings Inc., NCN contributed additional cash during 2006, which was then distributed to RCM Holdings and Cinemark Media, thus having no impact on the assets and liabilities of NCM.

NCN, RCM Holdings, and Cinemark Media have signed an Amended and Restated Limited Liability Company Operating Agreement (“LLCOA”), in order to set forth their respective rights and obligations in connection with their ownership of NCM. Among other provisions, each of the three Members is allowed to

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

designate three board members, with NCM’s Chief Executive Officer being the tenth board member. Matters that require the approval of NCM’s board of directors require the approval of nine board members.

There are currently 1,261 Member units outstanding, of which 630 (50.0%) are owned by RCM Holdings, 370 (29.3%) are owned by NCN, and 261 (20.7%) are owned by Cinemark Media. Should a Liquidity Event as defined in the LLCOA occur, each Member’s ownership percentage will be recalculated based upon the percentage of the total Advertising Circuit Share (as defined below) paid in the previous twelve months which was paid to that Member.

NCM, RCM, Cinemark, and American Multi-Cinema, Inc. (“AMC”), a wholly owned subsidiary of AMCE, entered into an Amended and Restated Software License Agreement in connection with the licensing of software and related rights ancillary to the use of such software by NCM for the conduct of its business. Improvements made to this software subsequent to March 31, 2005 are owned by the Company. None of RCM, Cinemark, or AMC can use its software to provide the services performed by NCM pursuant to the Exhibitor Services Agreements (as described herein).

In addition, a Transition Services Agreement was entered into by NCM, AMC, NCN, Regal, and RCM pursuant to which the parties agreed to reimburse each other for services provided on the behalf of others during a transition period from April 1, 2005 through December 31, 2005.

NCM has entered into an Exhibitor Services Agreement (“ESA”) with Regal Cinemas, Inc. (“RCI”), a wholly owned subsidiary of Regal, with AMC, and with Cinemark. Under these agreements, subject to limited exceptions, NCM is the exclusive provider of advertising and event services to the Members’ theatres. In the case of Cinemark, the ESA is also subject to the advertising services agreements between Cinemark on the one hand and Technicolor Screen Services, Inc. and Val Morgan Advertising, Inc. on the other hand. Both of these agreements (the “Screenvision Agreements”) expired December 31, 2005, with certain “advertising runout” rights that extended through March 31, 2006. In exchange for the right to provide these services to the Members, NCM is required to pay to the Members a specified percentage of NCM’s advertising revenue (“Advertising Circuit Share”), and an agreed-upon auditorium rent (“Auditorium Rent”) in relation to the meetings and events held in Member theatres, in aggregate known as “Circuit Share Expense.” During 2005, the “Advertising Circuit Share Percentage” was 65%. During 2006, the “Advertising Circuit Share” percentage was 68%, a change approved by the members at the end of 2005. The Advertising Circuit Share is allocated among the Members based on a formula that takes into account the number of patrons served and screens operated by each Member during the previous quarter. In accordance with the LLCOA, the Advertising Circuit Share Percentage may be changed at the end of each year by a unanimous vote of the Members. These agreements would terminate immediately upon the dissolution of NCM LLC. Each of these agreements would also terminate in the event of withdrawal by AMC, Cinemark or Regal, respectively, from NCM LLC pursuant to the terms of NCM LLC’s Operating Agreement. Each of the agreements may also be terminated (i) in the event of a material breach of any provision of the agreement which breach remains uncured after notice and an opportunity to cure and (ii) in the event a permanent injunction or other final order or decree is entered by a governmental, regulatory or judicial entity which enjoins or other wise prevents performance of obligations under the agreement.

Pursuant to the ESAs, AMC and Regal, through their subsidiaries, retained all advertising contracts sold by NCN’s or RCM’s sales teams prior to April 1, 2005 (“AMC Legacy Contracts” and “Regal Legacy Contracts,” respectively), and agreed to pay an administrative fee as a percentage of revenue (equal to 35% during 2005 and

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

32% during 2006) from these contracts payable to NCM to service these contracts through their expiration. Cinemark retained all advertising contracts signed pursuant to the Screenvision Agreements (“Cinemark Legacy Contracts,” and together with AMC Legacy Contracts and Regal Legacy Contracts, the “Legacy Contracts”), subject to an administrative fee (35% in 2005 and 32% in 2006), payable to NCM for all revenue generated by the Screenvision Agreements subsequent to December 31, 2005. Total advertising revenue managed by NCM associated with the Legacy Contracts was $88.0 million for the period ended December 29, 2005 and $13.4 million for the period ended September 28, 2006. Administrative fee revenue will decline over time as the Legacy Contracts expire.

RCM provided advertising, business meetings, and event services to Regal. RCM also provided advertising services to one theatre circuit under a “Network Affiliate Agreement” expiring in September 2009.

RCM was formed in February, 2002 and became a wholly-owned subsidiary of Regal on April 12, 2002. As a subsidiary of Regal, certain services (such as information technology and human resources support and payroll processing) were provided to RCM at no cost, and RCM incurred certain network support and maintenance costs on behalf of Regal which are unrelated to RCM’s businesses. Additionally, RCM managed certain businesses other than as described above on behalf of Regal. In order to present RCM’s financial statements on a comparable basis with that of NCM, the operating results of those businesses which were not contributed to NCM are not included in the financial statements of RCM, and certain assets which were not contributed to NCM have also been excluded from these financial statements. In order to present RCM on a “stand-alone” basis, allocated costs of those services provided at no charge by Regal have been estimated based on similar costs incurred subsequent to formation and included in these financial statements, and costs of services provided to Regal by RCM which were unrelated to the businesses operated by RCM have been excluded from these financial statements. Management believes the estimates and adjustments are reasonable.

As a result of the various related party agreements discussed in Note 5, the operating results as presented are not necessarily indicative of the results that would have occurred if all agreements were with non-related third parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition—Advertising revenue and administrative fees from Legacy Contracts are recognized in the period in which an advertising contract is fulfilled against the contracted theatre attendees. Deferred revenue refers to the unearned portion of advertising contracts. All deferred revenue is classified as a current liability. Meetings and events revenue is recognized in the period in which the event was held. Legacy Contracts are contracts for advertising services with customers sold by founding members prior to the formation of NCM, which were not assigned to NCM, where the services were to be delivered after the formation. Administrative fees are earned by the Company for its services in fulfilling the Legacy Contracts, based on a percentage of Legacy Contract revenue (32% during 2006 and 35% during 2005). Administrative fees will decline as Legacy Contracts are fulfilled. Except for administrative fees, the Company’s revenues are earned from contracts with third parties.

Operating Costs—Advertising-related operating costs primarily include personnel and other costs related to advertising fulfillment and, to a lesser degree production costs of non-digital advertising and payments due to unaffiliated theatres circuits under the “Network Affiliate Agreements”. These costs relate to the advertising revenue recorded by the Company as well as NCM’s administrative fees associated with the Legacy Contracts.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

Meeting and event operating costs include equipment rental, catering, movie tickets acquired primarily from the theatre circuits, and other direct costs of the meeting or event.

Circuit share costs are fees payable to the theatre circuits for the right to exhibit advertisements within the theatres.

Network costs include personnel, satellite bandwidth, repairs, and other costs of maintaining and operating the digital network and preparing advertising and other content for transmission across the digital network. These costs may be applicable to either the advertising or the meetings and events business lines.

Cash and Equivalents—All highly liquid debt instruments and investments purchased with a remaining maturity of three months or less are classified as cash equivalents. Periodically these are cash balances in a bank in excess of the federally insured limits or in the form of a money market demand account with a major financial institution.

A cash overdraft of $0.2 million is included in accounts payable and reflects the balances held in bank accounts, net of $0.9 million of outstanding checks, as of December 29, 2005.

Receivables—Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management’s evaluation of outstanding receivables at the end of the year. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors, none of which are individually material.

Property and Equipment—Property and equipment is stated at cost. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed currently. In general, the equipment associated with the digital network that is located within the theatre is owned by the Parent or the Members, while equipment outside the theatre is owned by the Company. The Company records depreciation and amortization using the straight-line method over the following estimated useful lives:

Equipment	4–10 years
Computer hardware and software	3–5 years
Leasehold improvements	Lesser of lease term or asset life

Due from Parent—Amounts Due from Parent result primarily from the remittance of excess cash balances by RCM to the Parent. These amounts are non-interest-bearing, and are recorded as non-current assets as there is no intent that these will be repaid in the next twelve months.

Amounts due to Members—Amounts due to founding members include circuit share costs and cost reimbursements and is offset by the administrative fees earned on Legacy Contracts. Payments to our founding members against outstanding balances are made monthly.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

Network Affiliate Agreements—Network affiliate agreements were contributed at NCM’s formation at the net book value of the Members and are amortized on a straight-line basis over the remaining life of the agreement. These agreements require payment to the affiliate of 35% to 55% of the advertising revenue associated with the advertisements played in affiliate theatres, and also specify minimum payments that must be made. Amortization expense related to the network affiliate agreements for the period ended December 29, 2005 was $1.2 million and for the period ended September 28, 2006 was $0.7 million.

Income Taxes—As a limited liability company, NCM LLC’s taxable income or loss is allocated to Members in accordance with the provisions in the Amended and Restated Limited Liability Company Operating Agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

Income taxes were accounted for by RCM under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. In addition, income tax rules and regulations are subject to interpretation and require judgment and may be challenged by the taxation authorities. RCM established accruals relative to tax uncertainties that management deems to be probable of loss and that can be reasonably estimated. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if it is deemed more likely than not that its deferred income tax assets will not be realized. RCM reassesses its need for the valuation allowance for its deferred income taxes on an ongoing basis.

Stock-Based Compensation—In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock- Based Compensation, to provide alternative methods of transition for a voluntary change to SFAS No. 123’s fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. Under SFAS No. 123, entities are permitted to recognize as expense the fair value of all stock-based awards on the date of grant over the vesting period and alternatively allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations, and provide pro forma net income or loss and earnings or loss per share disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. In December 2004, the FASB revised SFAS 123 with SFAS(R), Shared-Based Payment. SFAS 123(R) eliminates the intrinsic value-based method and requires all entities to recognize compensation expense in an amount equal to the fair value of share based payments granted to employees. NCM LLC adopted SFAS 123(R) December 30, 2005, but the adoption had no impact on financial position or results of operations because there were no share based awards outstanding at date of adoption.

Certain employees of the Company participated in the 2002 Regal Entertainment Group Stock Incentive Plan. As permitted by SFAS No. 123, RCM accounted for the cost of these stock option grants (the “Incentive Plan”) using the intrinsic value method in accordance with the provisions of APB No. 25, which requires compensation costs to be recognized for the excess of the fair value of options on the date of grant over the

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

option exercise price. Had the fair value of options granted under the Stock Incentive Plan described in Note 6— “Capital Stock and Stock Option Plan” been recognized in accordance with SFAS No. 123, as compensation expense on a straight-line basis over the vesting period of the grants, the RCM’s reported net income would have been recorded in the amounts indicated below:

	Fiscal 2003	Fiscal 2004	13-Weeks Ended March 31, 2005
Net income—as reported	$12.9	$20.6	$1.7
Add stock-based compensation recognized, net of related tax effects	0.9	0.9	0.2
Less stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2.0)	(2.2)	(0.5)

Pro forma net income	$11.8	$19.3	$1.4

The pro forma results do not purport to indicate the effects on reported net income for recognizing compensation expense that is expected to occur in future years. The fair value of each option grant is estimated on the date of grant using (1) the minimum value method for options granted prior to the exchange transaction and (2) the Black-Scholes option pricing model for the exchanged options and all options issued after the exchange transaction.

The weighted-average grant-date fair value of options granted in fiscal 2003, fiscal 2004 and the thirteen weeks ended March 31, 2005, were estimated using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2003	Fiscal 2004
Risk-free interest rate	3.0-3.9%	4.3%
Expected life (years)	7.5	7.5
Expected volatility	38%–39%	39%
Expected dividend yield	3.0%	4.5%
Weighted average grant date fair value	$6.36	$5.01

No stock options were granted during the thirteen weeks ended March 31, 2005 or the nine months ended December 29, 2005 under the 2002 Regal Entertainment Group Stock Incentive Plan.

On April 4, 2006, NCM’s Board of Directors approved the NCM LLC 2006 Unit Option Plan, as more fully described in Note 12. The Company has recorded expense of $1.1 million for the nine months ended September 28, 2006 for the options issued under the 2006 Unit Option Plan pursuant to the requirements of SFAS 123(R).

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable. Actual results could differ from those estimates.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

3. RECENT ACCOUNTING PRONOUNCEMENTS

During June 2006, the FASB issued Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. As a limited liability company, NCM’s taxable income or loss is allocated to the Founding Members in accordance with the provisions of its operating documents. However, with the proposed formation of National CineMedia, Inc., it will be a taxable entity and will be required to consider this interpretation as it relates to both itself and the Company’s consolidated tax position at National CineMedia, Inc. The Company is currently evaluating the impact the interpretation may have on its future financial condition, results of operations, and cash flows.

During October 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under accounting principles generally accepted in the United States of America. The statement also require new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs, or unobservable inputs that are based on management’s judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

The FASB has also issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R). As the Company has no plans covered by this standard, it will have no effect on the Company’s financial statements.

The SEC has issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), in September 2006. SAB 108 requires entities to quantify misstatements based on their impact on each of their financial statements and related disclosures. SAB 108 is effective as of December 31, 2006. The adoption of this standard is not expected have an impact on the Company’s consolidated results of operations, cash flows or financial position.

4. RECEIVABLES

Receivables consisted of the following at December 30, 2004 and December 29, 2005:

	Predecessor December 30, 2004	National CineMedia LLC
		December 29, 2005	September 28, 2006
Trade accounts	$28.3	$37.0	$52.8
Other	1.0	0.1	0.1
Less allowance for doubtful accounts	(0.5)	(0.5)	(1.0)

Total	$28.8	$36.6	$51.9

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

5. INCOME TAXES

RCM’s taxable income and expenses are included in the consolidated Federal and state (other than in those states requiring unitary tax returns) tax returns of Regal and amounts payable related to income tax expense are settled as part of the net Amounts Due from Parent.

The components of the provision for income taxes are as follows (in millions):

	Fiscal 2003	Fiscal 2004	13-Weeks Ended March 31, 2005
Federal:
Current	$7.0	$10.8	$1.2
Deferred	0.1	0.4	(0.2)

	7.1	11.2	1.0

State:
Current	1.3	2.0	0.1
Deferred	—	0.1	—

	1.3	2.1	0.1

Total income tax provision	$8.4	$13.3	$1.1

A reconciliation of the provision for income taxes as reported and the amount computed by multiplying the income before taxes and extraordinary item by the U.S. federal statutory rate of 35% was as follows:

	Fiscal 2003	Fiscal 2004	13-Weeks Ended March 31, 2005
Provision calculated at federal statutory income tax rate	$7.5	$11.9	$1.0
State and local income taxes—net of federal benefit	0.8	1.3	0.1
Other	0.1	0.1	—

Total income tax provision	$8.4	$13.3	$1.1

Significant components of the net deferred tax asset at December 30, 2004, consisted of the following:

Deferred tax assets:
Deferred rent	$0.2
Allowance for bad debts	0.2
Stock options	0.5

Total deferred tax assets	0.9
Valuation allowance	0.0

Total deferred tax assets—net of valuation allowance	0.9

Deferred tax liabilities—excess of book basis over tax basis of fixed assets	(0.7)

Net deferred tax assets (liability)	$0.2

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

In assessing the valuation of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. RCM has not recorded a valuation allowance against deferred tax assets at December 30, 2004, as management believes it is not more likely than not that such deferred tax asset amounts would not be realized in future tax periods.

6. DEFERRED OFFERING COSTS

The Company has paid certain costs associated with the proposed initial public offering (“IPO”) of National CineMedia, Inc., a newly formed holding company whose sole asset will be approximately             % of the common membership units of the Company (See Note 15). These costs will be reimbursed to the Company by National CineMedia, Inc. at the time of its formation. Should the National CineMedia, Inc. IPO not be completed, these deferred offering costs would be expensed as administrative expenses at the time the determination is made that the IPO will not occur or is significantly delayed.

7. RELATED-PARTY TRANSACTIONS

Included in media and events operating costs is $2.1 million and $1.7 million for the nine months ended December 29, 2005 and September 28, 2006, respectively, related to purchases of movie tickets and concession products from the Members primarily for resale to NCM’s customers, of which $1.9 million and $1.2 million for the nine months ended December 29, 2005 and September 28, 2006, respectively, was paid to Regal and $0.2 million and $0.5 million for the nine months ended December 29, 2005 and September 28, 2006, respectively, was paid to AMC.

Certain services (such as information technology and human resources support and payroll processing) were provided to RCM by Regal. Although originally provided without charge, estimates of the value of those services have been made and costs totaling $1.2 million, $1.3 million, and $0.3 million for fiscal 2003, fiscal 2004, and the thirteen weeks ended March 31, 2005, respectively, have been reflected in the accompanying statements of income.

In return for access to the patrons and theatre assets of Regal by the Company’s various businesses, agreed-upon “Circuit Share” payments are made by the Company to Regal. Such expenses totaled $15.3 million, $16.6 million, and $2.4 million during fiscal 2003, fiscal 2004, and the thirteen weeks ended March 31, 2005, respectively.

As discussed in Note 1, at the formation of NCM and upon the admission of Cinemark as a Member, circuit share agreements and administrative services fee agreements were consummated with each Member. Circuit share expense and administrative fee revenue by Member is as follows:

	For the nine months ended December 29, 2005		For the nine months ended September 28, 2006
	Circuit Share Expense	Administrative Fee Revenue	Circuit Share Expense	Administrative Fee Revenue
AMC	$19.4	$8.3	$27.1	$0.2
Cinemark	0.1	—	18.9	0.3
Regal	19.1	22.5	42.6	3.8

Total	$38.6	$30.8	$88.6	$4.3

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

Circuit share costs incurred by NCM are not comparable to those incurred by RCM. Upon the formation of NCM, the level of such payments as a percentage of advertising revenue was significantly increased. Also, advertising revenue and related circuit share costs related to RCM Legacy Contracts that would have been recorded as such by RCM are not included in the statement of operations of NCM because of the provisions of the administrative services agreement, under which NCM earned a fee of 35% of the $88.0 million of revenue from such contracts for the nine months ended December 29, 2005 and NCM earned a fee of 32% of the $13.4 million of revenue from such contracts for the nine months ended September 28, 2006. As the Legacy Contracts expire and NCM sells new advertising agreements, advertising revenue and related circuit share costs will increase.

Payments from NCM for employee and other services provided under the Transition Services Agreement to Regal and its subsidiaries totaled $3.3 million, and to AMC and its subsidiaries totaled $3.2 million for the nine months ended December 29, 2005. Additionally, Regal and its subsidiaries paid $0.1 million to NCM for services provided by NCM to RCI under the Transition Services Agreement for the nine months ended December 29, 2005.

During 2005, AMC and RCI purchased $0.5 million and $0.6 million, respectively, of NCM’s advertising inventory for their own use and during 2006, AMC and RCI purchased $0.5 million and $1.0 million of NCM’s advertising inventory for their own use. The value of such purchases are calculated by reference to NCM’s advertising rate card and is included in advertising revenue with a percentage of such amounts returned by NCM to the members as advertising circuit share.

As further described in Note 10 “Stock Option Plan”, certain RCM employees who would become employees of NCM had been granted Regal stock options and restricted stock. As specified within the Contribution and Unit Holders Agreement and in accordance with the RCI Severance Plan for Equity Compensation (the “Severance Plan”), in lieu of continued participation in the Regal stock option and restricted stock plan by these employees, Regal agreed to make cash payments to these employees at an agreed-upon value for such options and restricted stock, with payments to be made on the dates which such options and restricted stock would have otherwise vested. Additionally, the Contribution and Unit Holders Agreement provided that NCM will reimburse Regal $4.0 million associated with Regal’s obligations under this arrangement. This $4.0 million obligation was recorded as a liability on NCM’s records as of March 29, 2005, reducing the capital accounts of AMC and Regal pro-rata to their ownership percentages. The first payment of $0.5 million was made to Regal on March 29, 2005, with the remaining $3.5 million paid to Regal on March 29, 2006. The total cost of the Severance Plan, including payments in lieu of dividend distributions on restricted stock, is estimated to be in the range of approximately $15.0 million to $16.0 million. As the Severance Plan provides for payments over future periods that are contingent upon continued employment with National CineMedia, the cost of the Severance Plan will be recorded as an expense over the remaining required service periods. As the payments under the Plan are being funded by Regal, Regal will be credited with a capital contribution equal to this severance plan expense. During the periods ended December 29, 2005 and September 28, 2006, severance expense and the related capital contribution were $8.5 million and $3.4 million, respectively. Severance expense for the remainder of fiscal 2006, and for fiscal years 2007 and 2008 at a minimum is expected to be $0.7 million, $1.9 million and $0.6 million, respectively, prior to the inclusion of payments in lieu of distributions on restricted stock and the impact of any employee terminations.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

Amounts due to (from) Members at December 29, 2005 is comprised of:

	AMC	Cinemark	Regal	Total
Circuit share payments	$11.7	$0.1	$10.6	$22.4
Cost reimbursement	0.6	—	—	0.6
Compensation-related payment	—	—	3.5	3.5
Administrative fee	—	—	(2.5)	(2.5)

Total	$12.3	$0.1	$11.6	$24.0

Amounts due to (from) Members at September 28, 2006 is comprised of:

	AMC	Cinemark	Regal	Total
Circuit share payments	$13.0	$9.8	$21.1	$43.9
Cost reimbursement	0.1	—	0.1	0.2
Administrative fee	—	—	(0.3)	(0.3)

Total	$13.1	$9.8	$20.9	$43.8

8. BORROWINGS

Short-term borrowings from members—In 2005, NCM signed an Amended and Restated Demand Promissory Note (the “Demand Note”) with its Members (the “Holders”) under which the Company could borrow up to $11 million on a revolving basis. Borrowings under the Demand Note were funded by the Members pro rata to their ownership of units. Interest was payable monthly, at 200 basis points over LIBOR. Interest paid to the Members during 2005 and 2006 was less than $0.1 million, respectively. As of December 29, 2005, outstanding borrowings under the Demand Note totaled $1.3 million. The interest rate as of that date was 6.34%. The demand note was cancelled on March 22, 2006.

Long-term borrowings—On March 22, 2006, NCM entered into a bank-funded $20 million Revolving Credit Agreement (the “Revolver”), of which $2 million may be utilized in support of letters of credit. The Revolver is collateralized by trade receivables, and borrowings under the Revolver are limited to 85% of eligible trade receivables as defined. The Revolver has a final maturity date of March 22, 2008, but may be prepaid by the Company at its option pursuant to the terms of the Revolver, and it bears interest, at NCM’s option, at either an adjusted Eurodollar rate or the base rate plus, in each case, an applicable margin. Outstanding borrowings at September 28, 2006, were $10.0 million. Available borrowings under the Revolver were $10.0 million at September 28, 2006. The aggregate interest rate on outstanding borrowings as of that date was 7.86%.

9. LEASE OBLIGATIONS

The Company leases office facilities for its headquarters in Centennial, Colorado and also in various cities for its sales and marketing personnel as sales offices. The Company has no capital lease obligations. Total lease expense for the nine months ended December 29, 2005 and September 28, 2006 was $1.1 million and $1.2 million, respectively. Total lease expense for fiscal 2003, fiscal 2004, and the thirteen weeks ended March 31, 2005 was $1.3 million, $1.3 million, and $0.7 million, respectively.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

Future minimum lease payments under noncancelable operating leases are as follows:

2006 (fourth quarter)	$0.4
2007	1.6
2008	1.6
2009	1.5
2010	1.2
2011	1.3
Thereafter	2.3

Total	$9.9

In connection with the formation of NCM, all office leases to which RCM was a party have been transferred to NCM, and RCM bears no financial responsibility for payments under these leases.

10. EMPLOYEE BENEFIT PLANS

RCM participated in the Regal Entertainment Group 401(k) Profit Sharing Plan (the “plan”) under section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees. The plan provides that participants may contribute up to 20% of their compensation, subject to Internal Revenue Service limitations. Employee contributions are invested in various investment funds based upon elections made by the employee. RCM made discretionary contributions of $0.1 million, $0.2 million, and $0.1 million during fiscal 2003, fiscal 2004, and the thirteen weeks ended March 31, 2005, respectively. Subsequent to the formation of NCM, all RCM participants in the Regal 401(k) plan became participants in the NCM 401(k) plan.

NCM sponsors the National CineMedia LLC 401(k) Profit Sharing Plan (the “plan”) under section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees. The plan provides that participants may contribute up to 20% of their compensation, subject to Internal Revenue Service limitations. Employee contributions are invested in various investment funds based upon elections made by the employee. The Company made discretionary contributions of $0.3 million and $0.4 million during the periods ended December 29, 2005 and September 28, 2006, respectively.

11. STOCK OPTION PLAN

Certain employees of the Company participated in the 2002 Regal Entertainment Group Stock Incentive Plan while employees of RCM. Stock option grants were made at exercise prices not less than the fair market value as of the date of grant and were exercisable in installments of 20% per year. For the years ended January 1, 2004, December 30, 2004, and the three months ended March 31, 2005, RCM recorded administrative compensation expense related to these stock options of $1.4 million, $1.4 million and $0.3 million, respectively, related to such options.

In connection with the July 1, 2003, and June 2, 2004, extraordinary cash dividends paid by Regal and pursuant to the antidilution adjustment terms of the Incentive Plan, the exercise price and the number of shares of common stock subject to options were adjusted to prevent dilution and restore their economic position to that

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

existing immediately before the extraordinary dividends. Stock option information presented herein has been adjusted to give effect to the extraordinary dividends. There were no accounting consequences for changes made to reduce the exercise prices and increase the number of shares underlying options as a result of the extraordinary cash dividends because (1) the aggregate intrinsic value of the awards immediately after the extraordinary dividends was not greater than the aggregate intrinsic value of the awards immediately before the extraordinary dividends and (2) the ratio of the exercise price per share to the market value per share was not reduced.

The following table summarizes information about stock options outstanding held by RCM employees:

	Options Outstanding	Weighted Average Exercise Shares Price	Weighted Average Grant Date Fair Value	Options Exercisable at Year End
Under option—December 26, 2002	3,399,682	$8.02	$—	90,116

Options granted in 2003 at fair value	541,018	12.89	4.19	—
Options exercised in 2003	(549,742)	5.52	—	—
Options canceled in 2003	(130,507)	13.72	—	—

Under option—January 1, 2004	3,260,451	9.02	—	269,332

Options granted in 2004 at fair value	116,750	17.83	5.01	—
Options exercised in 2004	(801,189)	7.20	—	—
Options canceled in 2004	(81,563)	15.08	—	—

Under option—December 30, 2004	2,494,449	9.82	—	291,793

Options exercised in 2005	(74,888)	9.50	—	—
Options canceled in 2005	(6,480)	16.69	—	—

Under option—March 31, 2005	2,413,081	$9.81	—	707,549

The following table summarizes information about the Plan’s stock options at March 31, 2005, including the weighted average remaining contractual life and weighted average exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding at March 31, 2005	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable at March 31, 2005	Weighted Average Exercise Price
$2.69–$5.38	782,837	7.09	$3.09	393,039	$3.09
$7.80–$11.51	752,095	7.39	11.11	114,856	10.21
$12.24–$17.83	878,149	7.62	14.69	199,654	14.23

	2,413,081	7.38	$9.81	707,549	$7.39

During the first quarter of fiscal 2005, Regal granted restricted stock awards to certain officers and key employees of RCM. Under the restricted stock program, common stock of Regal was granted at no cost to officers and key employees, subject to a continued employment restriction. The restriction is fulfilled upon

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

continued employment for a specified number of years (typically four years after the award date) and as such restrictions lapse, the award immediately vests. The plan participants are entitled to cash dividends and to vote their respective shares, although the sale and transfer of such shares is prohibited during the restricted period. On February 11, 2005, 75,170 shares were granted under the restricted stock program at a share price of $19.90 per share. Unearned compensation of approximately $1.5 million (equivalent to the market value at the date of grant) will be amortized to expense over the restriction period.

In connection with the formation of National CineMedia, on May 11, 2005, Regal Cinemas, Inc. (“RCI”, a wholly-owned subsidiary of Regal) adopted and approved the RCI Severance Plan for Equity Compensation (the “Severance Plan”). Participation in the Severance Plan is limited to employees of RCM, who held unvested options to purchase shares of Regal’s common stock or unvested shares of Regal’s restricted common stock pursuant to the terms of the Incentive Plan immediately prior to such employee’s termination of employment with RCM and commencement of employment with National CineMedia. Each employee’s termination of employment with RCM was effective as of the close of business on May 24, 2005, and commencement of employment with National CineMedia was effective as of the next business day on May 25, 2005. (Between April 1, 2005 and May 24, 2005, NCM was billed for the costs of these employees’ compensation and related benefits.) Under the terms of and subject to the conditions of the Severance Plan, each eligible employee who participates in the Severance Plan (a “Participant”) is, at the times set forth in the Severance Plan, entitled to a cash payment equal to (1) with respect to each unvested stock option held on May 24, 2005, the difference between the exercise price of such unvested option and $20.19 (the fair market value of a share of Regal’s common stock on May 24, 2005, as calculated pursuant to the terms of the Severance Plan) and (2) with respect to each unvested share of restricted stock, $20.19 (the fair market value of a share of Regal’s common stock on May 24, 2005, as calculated pursuant to the terms of the Severance Plan). In addition, the Severance Plan provides that each Participant who held unvested shares of restricted stock on May 24, 2005, will be entitled to receive payments in lieu of dividend distributions in an amount equal to the per share value of dividends paid on Regal’s common stock times the number of shares of such restricted stock. Each such Participant will receive these payments in lieu of dividend distributions until the date that each such Participant’s restricted stock would have vested in accordance with the Incentive Plan. Solely for purposes of the calculation of such payments with respect to restricted stock, in the event of any stock dividend, stock split or other change in the corporate structure affecting Regal’s common stock, there shall be an equitable proportionate adjustment to the number of shares of restricted stock held by each Participant immediately prior to his or her termination of employment with RCM.

Each Participant’s cash payment will vest according to the year and date on which such unvested options and restricted stock held by such Participant would have vested pursuant to the terms of the Incentive Plan and the related award agreement had employment with RCM not ceased. The Severance Plan is a change in terms of the Regal options and restricted stock, resulting in a new measurement date for these equity compensation arrangements. The total cost of the Severance Plan, including payments in lieu of dividend distributions on restricted stock, is estimated to be in the range of approximately $15.0 million to $16.0 million. As the Severance Plan provides for payments over future periods that are contingent upon continued employment with NCM, the cost of the Severance Plan will be recorded as an expense over the remaining required service periods. As expenses recognized, Regal, which is funding payments under the Severance Plan, is credited with a capital contribution. During the nine-months ended December 29, 2005 and September 28, 2006, the Company recorded total severance expense of approximately $8.5 million, including approximately $0.1 million of payments in lieu

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

of dividends, and $3.5 million, respectively, related to the Severance Plan. The Company records the expense as a separate line item in the statements of operations. The amount recorded is not allocated to advertising operating costs, network costs, selling and marketing costs and administrative costs because the recorded expense is associated with the past performance of Regal’s common stock market value rather than current period performance. The table below presents the estimated allocation of the expense if the Company did allocate it to these specific line items:

	Nine Months Ended December 29, 2005	Nine Months Ended September 28, 2006
Advertising operating costs	$0.1	$—
Network costs	0.5	0.3
Selling and marketing costs	1.7	1.6
Administrative costs	6.2	1.5

Total	$8.5	$3.4

Future charges under the Severance Plan are estimated to be $0.7 million in the remainder of 2006, $1.9 million in 2007 and $0.6 million in 2008.

12. UNIT OPTION PLAN

On April 4, 2006, the Company’s board of directors approved a unit option plan which reserves [xx.x] units for issuance under option grants. Activity in the unit option plan has been as follows:

	Units	Weighted Average Exercise Price
Granted
Forfeited	27.2	$1.1
Balance at September 28, 2006	(2.0)	1.0
	25.2	1.1

No options are exercisable at September 28, 2006. Options outstanding at September 28, 2006 have been granted at the following exercise prices: 21.6 units at $1.0 million per unit; 2.4 units at $1.1 million per unit and 1.2 units at $1.5 million per unit, all at an average remaining life of approximately nine years.

All options granted vest over periods of 69 through 81 months. The options include provisions under which, in certain circumstances, the holders may be able to put the options back to the Company and receive a cash payment based on a formula tied to the attainment of certain operating objectives. Therefore, under SFAS No. 123(R), the options are accounted for as liability awards rather than equity awards.

The Company has estimated the fair value of these options at $0.5 million per unit, based on the Black-Scholes option pricing model. The Black-Scholes model requires that the Company make estimates of various factors used in the Black-Scholes model, the most critical of which are the fair value of equity and the expected volatility of equity value. Since the Company’s options were granted in contemplation of an IPO as described in

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

Note 15, the Company has considered the expected pricing of the IPO to estimate the equity value, for each unit underlying the options. As the NCM LLC unit options were issued in contemplation of an IPO (see Note 15), the Company has determined the fair value of the options based on the estimated equity fair value of NCM LLC, as derived from the expected IPO pricing. The estimate of equity fair value was calculated by (i) applying the estimated multiple of EBITDA that will be used in pricing the IPO, determined from our ongoing discussions with our investment bankers, to our estimate of 2007 EBITDA, to arrive at enterprise value, and then (ii) subtracting the estimated senior secured term debt expected to be outstanding at the consummation of the offering, to arrive at equity value. Under liability accounting, the Company will reestimate the fair value of the options as of each reporting date. The fair value of the options will be charged to operations over the vesting period. Charges or credits related to changes in the estimated fair value of the options will be recognized as of each reporting date.

The following assumptions were used in the valuation of the options:

Expected life of options—9 years

Risk free interest rate—4.9%

Expected volatility of membership units—30.0%

Dividend yield—3.0%

The assumptions used were determined as follows:

The expected life of the options was determined by using the average of the vesting and contractual terms of the options.

The risk-free interest rate was determined by using the applicable Treasury rate as of the grant date.

Expected volatility was estimated based on comparable companies and industry indexes for historic stock price volatility.

The estimated dividend yield was determined using management’s expectations based on estimated cash flow characteristics and expected dividend policy after the IPO discussed in Note 15.

The forfeiture rate was not significant, because a substantial number of options are held by a few executives of the Company who are expected to continue employment through the vesting period.

For the nine-month period ended September 28, 2006, the Company recognized $1.1 million of share-based compensation expense for these options. As of September 28, 2006, unrecognized compensation cost related to nonvested options was $12.5 million, which will be recognized over a weighted average remaining period of between 63 and 75 months, subject to variability due to the requirement to reestimate fair value of the options as of each reporting date under the liability method.

At the completion of the contemplated IPO of National CineMedia, Inc., the public company expects to issue in substitution options of the public company to holders of the outstanding options under the Unit Option Plan, under defined terms and conditions and pursuant to a formula that will be approved at the consummation of the IPO.

13. COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material adverse effect on the Company’s financial position or results of operations.

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter
	(Dollars in millions)
2006
Operations:
Advertising and other revenue	$27.4	$57.1	$60.7
Expenses	36.8	58.3	61.3

Net (loss)	$(9.4)	$(1.2)	$(0.6)

Balance Sheet:
Total assets	$36.8	$64.8	$72.2

Members’ equity	$2.4	$1.9	$2.1

	First Quarter (Predecessor)	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in millions)
2005
Operations:
Advertising and Other Revenue	$17.8	$25.6	$28.6	$44.6
Expenses	15.0	27.7	30.4	47.6
Income tax provision	1.1	—	—	—

Net income (loss)	$1.7	$(2.1)	$(1.8)	$(3.0)

Balance Sheet:
Total assets	$48.2	$25.4	$32.4	$48.8

Shareholders’/Members’ equity	$41.2	$5.1	$10.4	$9.8

NATIONAL CINEMEDIA, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2004, DECEMBER 29, 2005, AND SEPTEMBER 28, 2006 AND FOR THE YEARS ENDED JANUARY 1, 2004 AND DECEMBER 30, 2004, AND FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND THE NINE MONTHS ENDED DECEMBER 29, 2005 AND SEPTEMBER 28, 2006

(In millions)

15. PRO FORMA BALANCE SHEET (UNAUDITED)

National CineMedia, Inc., a newly formed holding company, has filed a registration statement for an IPO of its common stock. The net proceeds from the offering, estimated to be $            , will be used to acquire an approximate         % interest in the Company. In connection therewith, the Company intends to effect a recapitalization under which:

•	The Company will be recapitalized on a noncash basis with a distribution to the Members of common membership units and preferred membership units for each currently outstanding membership unit.

•	The Company will split the newly issued common membership units into the number of units necessary to allow National CineMedia, Inc. to acquire one common membership unit of the Company for each share issued in the IPO and achieve an approximate % ownership interest in the Company.

•	National CineMedia, Inc. will become a member and the managing member of the Company upon its purchase of common membership units as described above at a price per share equal to the IPO offering price of National CineMedia, Inc. common stock, net of underwriting discounts and commissions.

•	The Company will pay the proceeds from the sale of common membership units to National CineMedia, Inc. to the Founding Members in consideration of the Members agreeing to change the terms of the exhibitor services agreements. The modifications will change the method by which payments are made under the exhibitor services agreements from a percentage of revenues to a fixed monthly amount per digital screen operated by the founding members plus a charge per theatre patron. Under the modified exhibitor services agreements the amount of payment will be significantly reduced. As the modified exhibitor services agreement contracts represent an intangible asset received from a founder, and in accordance with accounting guidance for payments made to promoters at the time of an initial public offering, the payments to the founding members will be accounted for as a capital distribution.

•	Approximately $ million will be borrowed under a new senior credit facility, the net proceeds of which will be used to repay the Company’s existing bank debt and pay approximately $ million to the Founding Members to redeem the newly created preferred membership units.

The pro forma balance sheet presented in the financial statements reflects the impact of the above transactions on the historic balance sheet as if they had occurred on September 28, 2006.

*  *  *  *  *  *

NATIONAL CINEMEDIA, LLC

CONDENSED STATEMENTS OF OPERATIONS

(In millions)

(unaudited)

	6 months ended September 29, 2005	3 months ended September 29, 2005	3 months ended September 28, 2006
REVENUE:
Advertising	$24.8	$15.8	$54.9
Administrative fees—Members	23.2	10.4	0.8
Meetings and events	6.1	2.4	4.8
Other	—	—	0.2

Total	54.1	28.6	60.7

EXPENSES:
Advertising operating costs	3.9	1.7	2.2
Meetings and events operating costs	2.4	0.9	1.5
Circuit share costs—Members	16.8	10.6	38.0
Network costs	5.7	2.9	3.5
Selling and marketing costs	15.1	7.6	9.6
Administrative costs	6.2	3.4	4.1
Severance Plan costs	6.1	2.4	0.7
Depreciation and amortization	1.9	0.9	1.1
Other costs	—	—	0.4

Total	58.1	30.4	61.1

Operating loss	(4.0)	(1.8)	(0.4)
Interest expense, net	—	—	0.2

NET LOSS	$(4.0)	$(1.8)	$(0.6)

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(unaudited)

1. THE COMPANY AND BASIS OF PRESENTATION

National CineMedia, LLC (the “Company” or “NCM”) provides advertising, business meetings, and event services to its Members under Exhibitor Services Agreements which extend through April 1, 2010. NCM also provides such services to certain third-party theatre circuits under “Network Affiliate Agreements” expiring at various dates through September 16, 2009. The Company operates on a 52-week fiscal year, with the fiscal year ending on the first Thursday after December 25, which in certain years results in a 53-week year. See the footnotes to the Company’s audited financial statements included in this prospectus for a description of the transactions by which the Company was formed and capitalized.

As the result of final adjustments to the valuations attributed to the assets and liabilities contributed to the Company at formation, NCN contributed additional cash to NCM during 2006, which was then distributed to RCM Holdings and Cinemark Media, thus having no impact on the assets and liabilities of NCM.

There are currently 1,261 Member units outstanding, of which 630 (50.0%) are owned by RCM Holdings, 370 (29.3%) are owned by NCN, and 261 (20.7%) are owned by Cinemark Media. Should a Liquidity Event as defined in the LLCOA occur, each Member’s ownership percentage will be recalculated based upon the percentage of the total Advertising Circuit Share (as defined below) paid in the previous twelve months which was paid to that Member.

NCM has entered into a variety of governance and business arrangements with NCN, RCM Holdings, and Cinemark Media and their affiliates, which are described in the Company’s audited financial statements, beginning on page F-2. Capitalized terms as used herein have the same meanings as defined in the audited financial statements.

During 2006, the “Advertising Circuit Share Percentage” was 68%, while in 2005 it was 65%. The Advertising Circuit Share is allocated among the Members based on a formula which takes into account the number of patrons served and screens operated by each Member during the previous quarter. In accordance with the LLCOA, the Advertising Circuit Share Percentage may be changed at the end of each year by a unanimous vote of the Members.

Pursuant to the ESAs, AMC and Regal, through their subsidiaries, retained all advertising contracts sold by NCN’s or RCM’s sales teams prior to April 1, 2005 and agreed to pay an administrative fee (32% during 2006 and 35% during 2005) to NCM to service these contracts. Cinemark retained all advertising contracts signed pursuant to the Screenvision Agreements again subject to a 32% administrative fee payable to NCM for all revenue generated by these agreements subsequent to December 31, 2005. Total advertising revenue managed by NCM associated with the Legacy Contracts was $66.5 million for the six months ended September 29, 2005, and $29.8 million and $2.5 million for the three month periods ended September 29, 2005 and September 28, 2006, respectively. Administrative fee revenue will decline over time as the Legacy Contracts expire.

Since NCM was not formed until March 29, 2005, there are no comparative nine-month statements of operations or cash flows available for presentation. RCM’s operating results for the three months ended March 31, 2005 are presented in the Company’s audited financial statements beginning on page F-2.

These financial statements are unaudited and are prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial information. The accounting policies used in the preparation of these financial statements are the same as those used in the preparation of the Company’s audited financial statements, as modified by accounting standards for interim financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, have been made to present fairly the Company’s interim financial position and results of operations.

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(unaudited)

As a result of the various related party agreements, the operating results as presented are not necessarily indicative of the results which would have occurred if all agreements were with non-related third parties.

2. RECENT ACCOUNTING PRONOUNCEMENTS

During June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. As a limited liability company, National CineMedia LLC’s taxable income or loss is allocated to the Founding Members in accordance with the provisions of our operating documents. However, with the proposed formation of National CineMedia Inc., it will be a taxable entity and will be required to consider this Interpretation as it relates to both itself and the Company’s consolidated tax position at NCM Inc. We are currently evaluating the impact the Interpretation may have on its future financial condition, results of operations and cash flows.

During October 2006 the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements.” This statement does not require any new fair value measurements but provides guidance on how to measure fair value and clarifies the definition of fair value under GAAP. The statement also requires new disclosures about the extent to which fair value measurements in financial statements are based on quoted market prices, market-corroborated inputs or unobservable inputs that are based on management’s judgments and estimates. The statement is effective for fiscal years beginning after November 15, 2007. The statement will be applied prospectively by the Company for any fair value measurements that arise after the date of adoption.

The FASB has also issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans--an amendment of FASB Statements No. 87, 88, 106, and 132(R). As the Company has no plans covered by this standard, it will have no effect on the Company’s financial statements.

The SEC has issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), in September 2006. SAB 108 requires entities to quantify misstatements based on their impact on each of their financial statements and related disclosures. SAB 108 is effective as of December 31, 2006. The adoption of this standard is not expected have an impact on the Company’s consolidated results of operations, cash flows or financial position.

3. RELATED PARTY TRANSACTIONS

Circuit share expense and administrative fee revenue by Member during the six months ended September 29, 2005 is as follows:

	Circuit share expense	Administrative fee revenue
AMC	$8.5	$7.2
Regal	8.3	16.0

Total	$16.8	$23.2

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Circuit share expense and administrative fee revenue by Member during the three months ended September 29, 2005 was as follows:

	Circuit share expense	Administrative fee revenue
AMC	$4.6	$3.4
Regal	6.0	7.0

Total	$10.6	$10.4

Circuit share expense and administrative fee revenue by Member during the three months ended September 28, 2006 are as follows:

	Circuit share expense	Administrative fee revenue
AMC	$11.1	$—
Cinemark	8.3	—
Regal	18.6	0.8

Total	$38.0	$0.8

Included in costs of revenue—meetings and events is $0.8 million, $0.2 million and $0.4 million for the six months ended September 29, 2005, the three months ended September 29, 2005 and the three months ended September 28, 2006, respectively, related to purchases of movie tickets and concession products from Regal primarily for resale to NCM’s customers. For AMC, $0.1 million of such products were purchased for resale for the three months ended September 28, 2006.

During the three months ended September 28, 2006, AMC and RCI purchased $0.3 million and $0.3 million, respectively, of NCM’s advertising inventory for their own use. The value of such purchases are calculated by reference to NCM’s advertising rate card and is included in advertising revenue, with 68% of such amounts returned by NCM to the Members as Advertising Circuit Share. There were no such purchases in 2005.

4. EMPLOYEE BENEFIT PLANS

The Company sponsors the National CineMedia LLC 401(k) Profit Sharing Plan (the “plan”) under section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees. The Company made discretionary contributions of $0.2 million, $0.1 million and $0.1 million during the six months ended September 29, 2005 and the three months ended September 29, 2005 and September 28, 2006, respectively.

In accordance with the RCI Severance Plan for Equity Compensation, payments are made to certain employees of the company who were previously employed by RCM, and who held unvested options to purchase shares of Regal’s common stock on the date of their termination from RCM. The Company recorded severance expense of $6.1 million, $2.4 million and $0.7 million for the six months ended September 29, 2005, and the three months ended September 29, 2005 and September 28, 2006, respectively. The Company records the expense as a separate line item in the statements of operations. The amount recorded is not allocated to advertising operating costs, network costs, selling and marketing costs, and administrative costs because the recorded expense is associated with the past performance of Regal’s common stock market value rather than

NATIONAL CINEMEDIA, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS—(Continued)

(unaudited)

current period performance. The table below presents the estimated allocation of the expense if the Company did allocate it to these specific line items:

	Six months ended September 29, 2005	Three months ended September 29, 2005	Three months ended September 28, 2006
Advertising operating costs	$0.1	$—	$—
Network costs	0.4	0.1	0.1
Selling and marketing costs	1.2	0.5	0.3
Administrative costs	4.4	1.8	0.3

Total	$6.1	$2.4	$0.7

On April 4, 2006 the Company’s Board of Directors approved the National CineMedia, LLC 2006 Unit Option Plan. The options include provisions under which the holders may be able to put the options back to the Company and receive a cash payment based on a formula tied to the attainment of certain operating performance thresholds. Therefore, under Statement of Financial Accounting Standard SFAS No. 123(R), these options will be accounted for as liability rather than equity awards.

For the three month period ended September 28, 2006, the Company issued 1.200 unit options all at an exercise price of $1.5 million. During the three month period ended September 28, 2006, no options were exercised or forfeited, and at September 28, 2006 25.203 options are outstanding. None of the options have vested.

For the three month periods ended September 28, 2006, the Company recognized $0.8 million, of share-based compensation expense for these options. As of September 28, 2006, unrecognized compensation cost related to non-vested options was $12.5 million, which amount will be recognized over a weighted average remaining period of between 63 and 75 months, subject to variability due to the requirement to re-estimate fair value of the options as of each reporting date.

5. COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material adverse effect on the Company’s financial position or results of operations.

REPORT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

National Cinema Network, Inc.:

We have audited the accompanying statements of operations, stockholder’s equity, and cash flows of National Cinema Network, Inc. (a wholly owned subsidiary of AMC Entertainment Inc.) for the period December 24, 2004 through March 31, 2005 (Successor Company operations), and for the period April 2, 2004 through December 23, 2004 and the year ended April 1, 2004 (Predecessor Company operations). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company financial statements present fairly, in all material respects, the results of operations, stockholder’s equity, and cash flows of National Cinema Network, Inc. for the period December 24, 2004 through March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the results of operations, stockholder’s equity, and cash flows for the period April 2, 2004 through December 23, 2004 and the year ended April 1, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado

October 10, 2006

NATIONAL CINEMA NETWORK, INC.

STATEMENTS OF OPERATIONS

(in millions)

	52 weeks ended April 1, 2004 (Predecessor)	April 2, 2004 through December 23, 2004 (Predecessor)	December 24, 2004 through March 31, 2005 (Successor)
REVENUE	$69.9	$56.5	$15.5

EXPENSES:
Circuit costs—Related Party	18.7	18.6	5.5
Advertising operating costs	17.9	11.3	3.5
Network costs	1.6	2.3	1.1
Selling and marketing expense	15.1	10.0	3.2
General and administrative	9.5	6.1	1.9
Office closure expense	0.5	0.3	—
Restructuring charge	1.0	—	0.8
Depreciation and amortization	2.4	0.9	1.0
Loss (gain) on disposition of assets	(0.1)	(0.3)	—

Total	66.6	49.2	17.0

EARNING (LOSS) BEFORE INCOME TAXES	3.3	7.3	(1.5)

INCOME TAX EXPENSE (BENEFIT)	1.4	3.0	(0.6)

NET INCOME (LOSS)	$1.9	$4.3	$(0.9)

See accompanying notes to financial statements.

NATIONAL CINEMA NETWORK, INC.

STATEMENTS OF STOCKHOLDER’S EQUITY

(In millions except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholder’s Equity
	Shares	Amount
Predecessor From April 3, 2003 Through December 23, 2004

BALANCE—April 3, 2003	1,000	$—	$1.0	$—	$(1.7)	$(0.7)
Comprehensive loss—net income	—	—	—	—	1.9	1.9

BALANCE—April 1, 2004	1,000	—	1.0	—	0.2	1.2
Comprehensive loss—net income	—	—	—	—	4.3	4.3

BALANCE—Prior to merger transaction	1,000	—	1.0	—	4.5	5.5
Elimination of Predecessor Company stockholder’s equity	(1,000)	—	(1.0)	—	(4.5)	(5.5)

BALANCE—December 23, 2004	—	$—	$—	$—	$—	$—

Successor From Inception on December 24, 2004 Through March 31, 2005

BALANCE—December 24, 2004	$—	$—	$—	$—	$—	$—
Comprehensive loss—net loss	—	—	—	—	(0.9)	(0.9)
Capital contribution	—	—	—	—	—
AMC Entertainment Inc.	1,000	—	1.0	—	—	1.0

BALANCE—March 31, 2005	1,000	$—	$1.0	$—	$(0.9)	$0.1

See accompanying notes to financial statements.

NATIONAL CINEMA NETWORK, INC.

STATEMENTS OF CASH FLOWS

(in millions)

	52 weeks ended April 1, 2004 (Predecessor)	April 2, 2004 through December 23, 2004 (Predecessor)	December 24, 2004 through March 31, 2005 (Successor)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1.9	$4.3	$(0.9)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	0.4	—	—
Deferred income taxes	(0.9)	(0.7)	(0.3)
Depreciation and amortization	2.4	0.9	1.0
Loss (gain) on disposition of assets	(0.1)	(0.3)	—
Changes in assets and liabilities:
Receivables	(1.0)	(11.9)	6.1
Other assets	0.5	0.7	0.5
Accounts payable	(2.6)	—	(0.1)
Accrued expenses and other liabilities	0.5	4.9	(3.8)

Net cash provided by (used in) operating activities	1.1	(2.1)	2.5

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(0.1)	—	—
Proceeds from disposition of long-term assets	0.4	0.4	0.1

Net cash provided by investing activities	0.3	0.4	0.1

CASH FLOWS FROM FINANCING ACTIVITIES—Increase (decrease) in Due from Parent	(1.4)	1.7	(2.6)

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	—	—	—
CASH AND EQUIVALENTS—Beginning of year	—	—	—

CASH AND EQUIVALENTS—End of year	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid for income taxes	$—	$0.2	$0.2

See accompanying notes to financial statements.

NATIONAL CINEMA NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS

PERIODS ENDED MARCH 31, 2005, DECEMBER 23, 2004, AND APRIL 1, 2004

1. THE COMPANY AND BASIS OF PRESENTATION:

National Cinema Network, Inc. (“NCN” or the “Company”), a wholly owned subsidiary of AMC Entertainment Inc. (“AMC”), is principally involved in “in-theatre advertising.” NCN provides both a slide program and a “Pre-Show Countdown” program. The slide program is comprised of “On-Screen Entertainment” (such as trivia questions and facts) and commercial advertising. This program runs before feature films. The “Pre-Show Countdown” program is on-screen advertising intended to run during the seating period immediately prior to the advertised show time. The Company also provides: in-theatre audio which is played in the theatre complex; internet advertising; and other promotional in-theatre products. Programs run in theatres throughout the United States.

Effective April 1, 2005, AMC and Regal Entertainment Group (“REG”) combined their respective cinema screen advertising businesses into a new joint venture (the ”Joint Venture”) company called National CineMedia, LLC (“NCM”). The new company engages in the marketing and sale of cinema advertising and promotions products; business communications and training services; and the distribution of digital alternative content. AMC contributed fixed assets and exhibitor agreements of NCN to NCM. In consideration of the NCN contributions described above, NCM, issued a 37% interest in its Class A units to NCN. Subsequent to March 31, 2005, NCM received a $7.3 million cash contribution from Cinemark Media Inc. for an ownership interest in NCM, reducing NCN’s ownership interest in the Joint Venture to 29%.

Because REG received 63% of the membership interests in NCM at its formation REG was deemed to be the “acquiring entity” and NCN was deemed to be the “acquired entity” under the rules and regulations of the Securities and Exchange Commission (“SEC”). The financial statements presented herein are those required by Regulation S-X, Rule 3.05, of the SEC, for an “acquired entity.”

The financial statements include the accounts of the NCN business contributed to NCM, and exclude the accounts of its subsidiary, National Cinema Network of Canada, Inc., and other minor business activities not contributed to NCM.

AMC completed a merger on December 23, 2004, in which Marquee Holdings Inc. (“Holdings”) acquired AMC (the “Predecessor”). Upon the consummation of the merger between Marquee and AMC on December 23, 2004, Marquee merged with and into AMC, with AMC as the surviving reporting entity (the ”Successor”). The merger was treated as a purchase with Marquee being the “accounting acquirer” in accordance with Statement of Financial Accounting Standards No. 141 Business Combinations. As a result, the Successor applied the purchase method of accounting to the separable assets, including goodwill, and liabilities of the accounting acquiree, AMC and its subsidiaries, including NCN, as of December 23, 2004. The financial statements presented herein reflect the Successor’s application of purchase accounting for the period from December 24, 2004 through March 31, 2005.

Fiscal Year—The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. Both the 2005 and 2004 fiscal years reflect a 52 week period, with fiscal 2005 being separated into NCN as subsidiary of Successor for the 14 weeks from December 24, 2004 through March 31, 2005, and NCN as subsidiary of Predecessor for the 38 weeks from April 2, 2004 through December 23, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts

NATIONAL CINEMA NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

PERIODS ENDED MARCH 31, 2005, DECEMBER 23, 2004, AND APRIL 1, 2004

of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Circuit Agreements—The Company recognizes revenue related to on-screen advertising over the period the related advertising is delivered on-screen or in-theatre pursuant to the specific terms of its agreements with advertisers. NCN operates its advertising program through agreements with AMC and with other theatre circuits. These circuit agreements stipulate the amount of circuit payments a theatre will receive for running on-screen slides, on-film programs and other related in-theatre products and services. The Company’s circuit agreements have terms of 1 to 5 years, with an annual cancellation provision included in select agreements. Certain circuits have agreements requiring an annual minimum exhibitor share payment. The Company recognizes the minimum exhibitor share payments as an expense on a straight-line basis over the terms of the agreements and any excess minimum exhibitor share payments are recognized when earned.

Office Closure Expense and Restructuring Charges—Office closure expense is primarily related to payments made or expected to be made to landlords to terminate a lease for office space that has been vacated. Offices are closed due to initiatives to reduce overhead costs by integrating the Company’s administrative functions into AMC’s home office location. Office closure expense is recognized at the time the office is vacated. Expected payments to landlords are accrued in full based on actual lease terms at discounted contractual amounts. Accretion expense for exit activities are included as a component of the office closure expense.

The Company recognizes restructuring charges based on the nature of the costs incurred. Costs resulting from one-time termination benefits where employees are not required to render future services are recognized as a liability when management commits to a plan of termination which identifies the number of employees to be terminated, their job classifications, locations, expected termination dates, date when the plan is to be communicated to the employees, and establishes the detailed terms of the benefits to be received by employees.

If employees are required to render service until they are terminated in order to receive the termination benefits, the benefits are measured at the fair value of the costs and related liabilities at the communication date and are recognized ratably over the future service period from the communication date.

In March 2005, the Company recorded $0.8 million as a restructuring charge related to one-time termination benefits in connection with the announcement of the Joint Venture. During the period ended April 1, 2004, the Company recorded restructuring charges of $1.0 million primarily related to one-time termination benefits in connection with an initiative to reduce overhead costs by integrating the Company’s administrative functions into AMC’s home office location.

Stock-based Compensation—The Company accounts for the stock options, restricted stock awards and deferred stock units under plans that AMC sponsors following the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock issued to Employees (“APB No. 25”) and related interpretations. Stock-based employee compensation expense related to restricted stock awards and deferred stock units of $0.4 million was reflected in net income for fiscal 2004. There was no stock-based employee compensation expense related to restricted stock awards and deferred stock units for either period of fiscal 2005. No stock-based employee compensation expense for stock options was reflected in net income for fiscal 2005 and 2004, as all stock options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

NATIONAL CINEMA NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

PERIODS ENDED MARCH 31, 2005, DECEMBER 23, 2004, AND APRIL 1, 2004

The following table illustrates the effect on net income as if the fair value method had been applied to all stock awards and outstanding and unvested options in 2004 (in millions):

	52 weeks ended April 1, 2004 (Predecessor)	April 2, 2004 through December 23, 2004 (Predecessor)	December 24, 2004 through March 31, 2005 (Successor)
Net income:
As reported	$1.9	$4.3	$(0.9)
Add stock based compensation expense included in reported net income—net of related tax effects	0.2	—	—
Deduct total stock-based compensation expense determined under fair value method for all awards	(0.2)	—	—

Pro forma	$1.9	$4.3	$(0.9)

Income Taxes—The Company joins with AMC in filing a consolidated U.S. Corporation Income Tax return and, in certain states, consolidated state income tax returns. With respect to the consolidated federal and state income tax returns, the Company accrues income taxes to AMC as if the Company filed separate federal and state income tax returns. Deferred income taxes are provided to reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Capitalization of Internal Software Costs—In accordance with Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes internally developed software costs. The costs are amortized on a straight-line basis over two years. Amortization for internal software costs was $-, $0.1 million and $0.6 million for the Successor period ended March 31, 2005, and the Predecessor periods ended December 23, 2004, and April 1, 2004, respectively.

Advertising—The Company expenses advertising costs as incurred. Advertising expense was $0.2 million, $0.5 million and $1.1 million for the Successor period ended March 31, 2005, and the Predecessor periods ended December 23, 2004, and April 1, 2004, respectively, which is included in selling and marketing and in general and administrative expenses.

3. RELATED PARTY TRANSACTIONS:

The Company’s revenue is generated from approximately 5,000 theatre screens of which 63% are AMC screens. The total amount of slide and digital revenue earned from AMC screens for the Successor period ended March 31, 2005, was $5.2 million or 34% of the Company’s revenue. The total amount of Pre-Show revenue earned from AMC screens during the Successor period was $4.9 million or 32% of the Company’s revenue. The total amount of other in-theatre revenue earned from AMC screens for the Successor period was $2.3 million or 15% of the Company’s revenue. The AMC portion of circuit costs incurred by the Company for the Successor period was $5.5 million.

The total amount of slide and digital revenue earned from AMC screens during the Predecessor period ended December 23, 2004, was $16.4 million or 29% of the Company’s revenue. The total amount of Pre-Show revenue earned from AMC screens during the period was $20.4 million or 36% of the Company’s revenue. The total amount of other in-theatre revenue earned from AMC screens for the period was $4.8 million or 9% of the Company’s revenue. The AMC portion of circuit costs for the period was $18.6 million.

NATIONAL CINEMA NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

PERIODS ENDED MARCH 31, 2005, DECEMBER 23, 2004, AND APRIL 1, 2004

For the Predecessor period ended April 1, 2004, the total amount of slide and digital revenue earned from AMC screens was $18.0 million, or 26% of the Company’s total revenue. The total amount of Pre-Show revenue earned from AMC screens in 2004 was $21.1 million or 30% of the Company’s revenue. The total amount of other in-theatre revenue earned from AMC screens for 2004 was $5.8 million or 8% of the Company’s revenue. The AMC portion of circuit costs for 2004 was $18.7 million.

4. INCOME TAXES:

Income taxes reflected in the Statement of Operations are as follows (in millions):

	52 weeks ended April 1, 2004 (Predecessor)	April 2, 2004 through December 23, 2004 (Predecessor)	December 24, 2004 through March 31, 2005 (Successor)
Current:
Federal	$2.0	$3.2	$(0.2)
State	0.3	0.5	(0.1)

Total current	2.3	3.7	(0.3)

Deferred:
Federal	(0.8)	(0.6)	(0.3)
State	(0.1)	(0.1)	—

Total deferred	(0.9)	(0.7)	(0.3)

Total expense (benefit)	$1.4	$3.0	$(0.6)

The difference between the effective rate and the U.S. federal income tax statutory rate of 35% is accounted for as follows (in millions):

	52 weeks ended April 1, 2004 (Predecessor)	April 2, 2004 through December 23, 2004 (Predecessor)	December 24, 2004 through March 31, 2005 (Successor)
Tax on earnings (loss) before (benefit) provision for income tax at statutory rates	$1.2	$2.6	$(0.5)
Add (subtract) tax effect of:
State income taxes—net of federal tax benefit	0.2	0.4	(0.1)

Income tax (benefit) provision	$1.4	$3.0	$(0.6)

5. COMMITMENTS:

The majority of the Company’s sales and administrative operations were conducted in premises occupied under lease agreements with base terms ranging generally from one to four years, with certain leases containing options to extend the leases for an additional one to three years. The leases provide for fixed rentals. The Company also leases certain equipment under leases expiring at various dates. The majority of the leases provide that the Company will pay all, or substantially all, the taxes, maintenance, insurance, and certain other operating expenses. None of the Company’s operating leases were assumed by NCM and remained the obligations of AMC after March 31, 2005.

NATIONAL CINEMA NETWORK, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

PERIODS ENDED MARCH 31, 2005, DECEMBER 23, 2004, AND APRIL 1, 2004

Rent expense totaled $-, $0.6 million and $1.0 million for the Successor period ended March 31, 2005, and the Predecessor periods ended December 23, 2004, and April 1, 2004, respectively.

Employee Benefit Plans—Employees of NCN are included in the benefit plans offered to AMC employees. All of the obligations related to NCN employees remained with AMC subsequent to the formation of NCM. Descriptions of these plans are as follows:

Defined Benefit Plan—AMC sponsors a noncontributory defined benefit pension plan covering, after a minimum of one year of employment, all employees age 21 or older, who have completed 1,000 hours of service in their first twelve months of employment or in a calendar year and who are not covered by a collective bargaining agreement. Expenses of the defined benefit pension plan allocated to NCN from AMC totaled $0.1 million, $0.2 million, and $0.2 million during the Successor period ended March 31, 2005, and Predecessor periods ended December 23, 2004, and April 1, 2004, respectively.

401(k) Plan—AMC sponsors a voluntary 401(k) savings plan covering eligible employees after one year of service and age 21. The Company matches 100% of each eligible employee’s elective contributions up to 3% of the employee’s compensation and 50% of each eligible employee’s elective contributions on the next 2% of the employees pay. The Company’s expense under the 401(k) savings plan was $0.1 million, $0.2 million, and $0.3 million for the Successor period ended March 31, 2005, and the Predecessor periods ended December 23, 2004, and April 1, 2004, respectively.

Other Retirement Benefits—AMC currently offers eligible retirees the opportunity to participate in a health plan (medical and dental) and a life insurance plan. Substantially all employees may become eligible for these benefits provided that the employee must be at least 55 years of age and have 15 years of credited service at retirement. The health plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory.

Commitments—The Company operates its advertising program through agreements with theatre circuits. These exhibitor agreements stipulate the amount of exhibitor payments a theatre will receive for running on-screen slides, on-film programs and other related in-theatre products and services. An exhibitor agreement generally has a term of two to five years, with an annual cancellation provision included in select agreements. Certain circuits have agreements requiring an annual minimum exhibitor share payment. The Company’s total exhibitor share commitment as of the Successor period ended March 31, 2005, totals $3.0 million. As a result of the Joint Venture, NCN’s exhibitor share commitment is expected to be paid by March 2007. In certain circuit agreements, the Company has the right to subcontract theatres to other in-theatre advertising affiliates. Exhibitor share payments due to the exhibitor from subcontracted affiliate sales shall be credited against the annual minimum exhibit share payment in selected agreements.

*  *  *  *  *  *

                     Shares

Common Stock

PROSPECTUS

                    , 2006

Credit Suisse	JPMorgan	Lehman Brothers	Morgan Stanley

*Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission registration fee		$74,900.00
Nasdaq Global Select Market listing fee		*
National Association of Securities Dealers, Inc. filing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102 of the Delaware General Corporation Law (the “DGCL”) grants us the power to limit the personal liability of our directors or our stockholders for monetary damages for breach of a fiduciary duty. Article Sixth of our Amended and Restated Certificate of Incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the Delaware General Corporation Law (unlawful dividends); or for transactions from which the director derived improper personal benefit.

Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against certain costs and expenses, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VI of our Amended and Restated Bylaws requires us to indemnify any current or former directors or officers to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. Article VI also permits us to indemnify any current or former employees or agents to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon such terms and conditions, if any, as we deem appropriate.

Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. As permitted by Section 145 and Section 6.08 of our Amended and Restated Bylaws, we carry insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

We expect that the Underwriting Agreement will obligate the underwriters, under certain circumstances, to indemnify our directors and officers for certain liabilities, including liabilities arising under the Securities Act.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Since October 5, 2006, the date of our formation, we have not sold securities without registration under the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

The following exhibits are filed with this registration statement:

Exhibit No.	Description
1.1	Form of Underwriting Agreement.**

3.1	Certificate of Incorporation of NCM Inc.***

3.2	Form of Amended and Restated Certificate of Incorporation of NCM Inc. to be effective upon the closing of the offering being made pursuant to this Registration Statement.**

3.3	Bylaws of NCM Inc.*

3.4	Form of Amended and Restated Bylaws of NCM Inc. to be effective upon the closing of the offering being made pursuant to this Registration Statement.**

3.5	Certificate of Formation of NCM LLC.***

3.6	Form of Third Amended and Restated Limited Liability Company Operating Agreement of NCM LLC to be effective upon the closing of the offering being made pursuant to this registration statement.**

4.1	Specimen Common Stock Certificate of NCM Inc.**

5.1	Opinion of Holme Roberts & Owen LLP.**

Exhibit No.	Description
10.1	Form of Senior Secured Credit Facility.**

10.2	Form of Common Unit Subscription Agreement between NCM Inc. and NCM LLC.*

10.3	Form of Tax Receivable Agreement between NCM Inc. and the Founding Members.**

10.4	Form of Registration Rights Agreement between NCM Inc. and the Founding Members.**

10.5	Form of Director Designation Agreement between NCM Inc. and the Founding Members.**

10.6	Form of Management Services Agreement between NCM Inc. and NCM LLC.**

10.7	Form of Digital Cinema Services Agreement between NCM LLC and .**

10.8	Form of Exhibitor Services Agreement between NCM LLC and Founding Members.**

10.9	Form of Second Amended and Restated Software License Agreement.**

10.10	Form of Loews Screen Integration Agreement.**

10.11	Form of Common Unit Adjustment Agreement between NCM LLC and the Founding Members.**

10.12	Form of NCM Inc. 2006 Equity Incentive Plan.+**

10.13	Form of Option Substitution Agreement.+**

10.14	Form of Option Agreements.+**

10.15	Employment Agreement dated as of May 25, 2005, by and between NCM LLC and Kurt C. Hall.+**

10.16	Amended and Restated Employment Agreement dated as of October 1, 2006, by and between NCM LLC and Clifford E. Marks.+**

10.17	Employment Agreement dated as of April 17, 2006, by and between NCM LLC and Gary W. Ferrera.+**

10.18	Employment Agreement dated as of May 25, 2005, by and between NCM LLC and Thomas C. Galley.+**

10.19	Employment Agreement dated as of May 25, 2005, by and between NCM LLC and Ralph E. Hardy.+**

10.20	Form of Employment Assignment Agreement.+**

10.21	Form of Indemnification Agreement.+**

21.1	List of Subsidiaries.**

23.1	Consent of Deloitte & Touche LLP.*

23.2	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1).**

24.1	Power of attorney.***

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
+	Management contract.

(b) Financial Statement Schedules

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

ITEM 17. UNDERTAKINGS

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Centennial, County of Arapahoe, State of Colorado, on November 21, 2006.

National CineMedia, Inc.

By:	*
Kurt C. Hall President, Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Kurt C. Hall	President, Chief Executive Officer and Chairman (Principal Executive Officer)	November 21, 2006

/S/ GARY W. FERRERA Gary W. Ferrera	Chief Financial Officer (Principal Financial and Accounting Officer)	November 21, 2006

* Peter C. Brown	Director	November 21, 2006

* Michael L. Campbell	Director	November 21, 2006

* Lee Roy Mitchell	Director	November 21, 2006

*	By:	/S/ GARY W. FERRERA
Gary W. Ferrera
Attorney in fact